Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on July 18, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on                     , 2014.

Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Great Western Bancorp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	6022	47-1308512
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

100 North Phillips Avenue

Sioux Falls, South Dakota 57104

(605) 334-2548

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Donald J. Straka

General Counsel

Great Western Bancorp, Inc.

100 North Phillips Avenue

Sioux Falls, South Dakota 57104

(605) 334-2548

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mark J. Menting Catherine M. Clarkin Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Craig E. Chapman James O’Connor Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934.

(Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee
Common stock, par value $0.01 per share		$	$	$

(1)	Includes additional shares of common stock that the underwriters have the option to purchase from National Americas Holdings LLC.
(2)	Estimated solely for purposes of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. The selling stockholder may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where such offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated July 18, 2014

PROSPECTUS

            Shares

Common Stock

This is the initial public offering of shares of common stock of Great Western Bancorp, Inc. All of the shares are being sold by a subsidiary of National Australia Bank Limited, or NAB, our parent company, and we will not receive any of the proceeds from the sale of shares by the NAB selling stockholder. Prior to this offering, there has been no public market for our common stock. We currently estimate that the initial public offering price per share of our common stock will be between $         and $         per share. We intend to apply to list our common stock on under the symbol “GWB.”

After the completion of this offering, NAB will hold     % of the voting power of all outstanding shares of our common stock.

We are an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and have elected to take advantage of certain reduced public company reporting and disclosure requirements in this prospectus, and we may take advantage of those reduced reporting and disclosure requirements in future filings.

Shares of our common stock are not saving accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 20 of this prospectus for a discussion of certain risks you should consider before deciding to invest in our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to the NAB selling stockholder	$	$

The NAB selling stockholder has granted the underwriters an option to purchase up to an additional shares of our common stock from the NAB selling stockholder at the initial public offering price less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about                     , 2014.

Joint Book-Running Managers

The date of this prospectus is                     , 2014.

Explanatory Note

Unless we state otherwise or the context otherwise requires, references in this prospectus to:

•	“we,” “our,” “us” and “our company” refer to:

•	GWBI and its consolidated subsidiaries, for all periods prior to the completion of the Formation Transactions; and

•	Great Western Bancorp, Inc., a newly formed Delaware corporation, and its consolidated subsidiaries, for all periods after the completion of the Formation Transactions, after giving effect to the Formation Transactions;

•	“Great Western” refer to:

•	GWBI but not its consolidated subsidiaries, for all periods prior to the completion of the Formation Transactions; and

•	Great Western Bancorp, Inc., a newly formed Delaware corporation, excluding its consolidated subsidiaries, for all periods after the completion of the Formation Transactions;

•	“GWBI” refer to Great Western Bancorporation, Inc., an Iowa corporation;

•	“our bank” refer to Great Western Bank;

•	“NAB” refer to National Australia Bank Limited, our parent company;

i

•	“NAB selling stockholder” refer to National Americas Holdings LLC, a wholly owned subsidiary of NAB, which, immediately after the completion of the Formation Transactions, will own all of our issued and outstanding shares of capital stock;

•	our “stock” refer to our common stock and our non-voting common stock;

•	our “states” refer to the seven states in which we currently conduct our businesses;

•	our “markets” and our “footprint” refer to the geographic markets within our states in which we currently conduct our businesses;

•	“fiscal year” refer to our fiscal year, which is based on a twelve-month period ending September 30 of each year (e.g., fiscal year 2013 refers to the twelve-month period ending September 30, 2013);

•	our “peers” refer, collectively, to all publicly listed U.S. bank holding companies with total assets between $5 billion and $15 billion at March 31, 2014, and all peer data is obtained from SNL Financial LC, or SNL Financial; and

•	the “Formation Transactions” refer to the transactions described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Formation Transactions,” pursuant to which Great Western Bancorp, Inc. was formed and GWBI will merge with and into Great Western Bancorp, Inc., with Great Western Bancorp, Inc. continuing as the surviving corporation and succeeding to all the assets, liabilities and businesses of GWBI, among other related transactions.

About this Prospectus

We, NAB, the NAB selling stockholder and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We, NAB, the NAB selling stockholder and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and NAB, the NAB selling stockholder and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. This prospectus also contains additional trademarks, trade names and service marks belonging to NAB or one of its affiliates. Solely for convenience, the trademarks, trade names and service marks appearing in this prospectus are without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, trade names and service marks. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Industry and Market Data

Within this prospectus, we reference certain industry and sector information and statistics. We have obtained this information and statistics from various independent, third party sources. Nothing in the data used or derived from third party sources should be construed as advice. Some data and other information are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources. We believe that these external sources and estimates are reliable, but have not independently verified them. Statements as to our market position are based on market data currently available to us. Although we are not aware of any misstatements regarding the demographic, economic, employment, industry and trade association data presented herein, these estimates involve inherent risks and uncertainties and are based on assumptions that are subject to change.

ii

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related management discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to provide less extensive disclosure about our executive compensation arrangements; and

•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We have elected to take advantage of the scaled disclosure requirements and other relief described above in this prospectus and may take advantage of these exemptions for so long as we remain an emerging growth company. We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the fiscal year in which the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year.

In addition to scaled disclosure and the other relief described above, the JOBS Act permits us an extended transition period for complying with new or revised accounting standards affecting public companies. We do not intend to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto before making an investment decision.

Our Business

We are a full-service regional bank holding company focused on relationship-based business and agribusiness banking. We serve our customers through 162 branches in attractive markets in seven states: South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. We were established more than 100 years ago and have achieved strong market positions by developing and maintaining extensive local relationships in the communities we serve. By leveraging our business and agribusiness focus, presence in attractive markets, highly efficient operating model and robust approach to risk management, we have achieved significant and profitable growth—both organically and through disciplined acquisitions. We have successfully completed eight acquisitions since 2006, including our 2010 Federal Deposit Insurance Corporation, or FDIC, assisted acquisition of TierOne Bank, which represented approximately $2.5 billion in acquired assets. Our net income was $54.6 million for the six months ended March 31, 2014 and $96.2 million for the twelve months ended September 30, 2013, representing a compound annual growth rate, or CAGR, of 21% from September 30, 2009 to September 30, 2013. Our cash net income, which is our net income excluding amortization and related tax effects associated with intangible assets, was $62.3 million for the six months ended March 31, 2014 and $112.3 million for fiscal year 2013. Our total assets were $9.3 billion at March 31, 2014, having grown at a CAGR of 14% from September 30, 2009 to September 30, 2013, all while maintaining strong asset quality, with annual net charge-offs peaking at 88 basis points of average loans for fiscal year 2011. Since fiscal year 2009, we have also operated with an efficiency ratio superior to our peer median. For fiscal year 2013, we achieved a return on average total assets of 1.07% and a return on average tangible common equity of 17.5%. For more information on our cash net income and return on average tangible common equity, see “—Summary Historical Consolidated Financial and Operating Information.”

The following table illustrates our net income over the periods indicated:

Net Income ($MM)(1)

(1)	For the fiscal years ended September 30, other than 1H 2014 and 1H 2013 information, which is for the six months ended March 31, 2014 and 2013, respectively.

We focus on business and agribusiness banking, complemented by retail banking and wealth management services. Our loan portfolio consists primarily of business loans, comprised of commercial and industrial, which we refer to as C&I or commercial non-real estate, and commercial real estate, or CRE, loans, and agribusiness loans. Collectively, our business and agribusiness loans accounted for 85% of our total loan portfolio at March 31, 2014. We offer small and mid-sized businesses a focused suite of financial products and have established strong relationships across a diversified range of sectors, including key areas supporting regional growth such as agribusiness services, freight and transport, healthcare and tourism. We have developed extensive expertise in agribusiness lending, which serves one of the most prominent industries across our markets, and we offer a variety of financial services designed to meet the specific needs of our agribusiness customers. We also provide a range of deposit and loan products to our retail customers through several channels, including our branch network, online banking system, mobile banking applications and customer care centers. In our wealth management business, we seek to expand our private banking, financial planning, investment management and insurance operations to better position us to capture an increased share of the business of managing the private wealth of many of our business and agribusiness customers.

Our banking model seeks to balance the best of being a “big enough” & “small enough” bank, providing capabilities typical of a much larger bank with a customer-focused culture usually associated with smaller banks. We believe we are able to achieve this balance by focusing on our core competencies. We are well recognized within our markets for our relationship-based banking model that provides for local, efficient decision making. We believe we serve our customers in a manner that is responsive, flexible and accessible. Our relationship bankers strive to build deep, long-term relationships with customers and understand the customers’ specific needs to identify appropriate financial solutions. We believe we have been successful in attracting customers from larger competitors because of our flexible approach and the speed and efficiency with which we provide customers with banking solutions while maintaining disciplined underwriting standards.

Market Opportunity

We operate 162 branches located in 116 communities in seven states. In 2007, we began operating in Arizona with our acquisition of Sunstate Bank. In 2009, we expanded our footprint into Colorado through our acquisition of First Community Bank’s Colorado franchise. In 2010, we significantly expanded our presence in Nebraska through our acquisition of TierOne Bank.

Geographic Footprint

We believe that the states in which we operate present attractive opportunities for our banking model.

The economies of Nebraska, Iowa and South Dakota are growing. According to the Bureau of Economic Analysis of the U.S. Department of Commerce, or the Bureau of Economic Analysis, real GDP growth in these states from 2009 to 2013 has been faster than national real GDP growth, with real GDP in these states growing at a CAGR of 2.7% compared to 2.0% for the nation. According to the Bureau of Labor Statistics of the U.S. Department of Labor, overall unemployment rates for April 2014 in these states were also below the 6.3% U.S. national seasonally adjusted unemployment rate for April 2014, with Nebraska and South Dakota tied for 3rd lowest and Iowa having the 7th lowest seasonally adjusted unemployment rate in the country.

Markets in each of Arizona and Colorado are fast-growing and dynamic economies. For example, according to data from SNL Financial, the populations of Phoenix and Denver will grow by 5.3% and 9.9%, respectively, from 2014 through 2019. The U.S. Census Bureau estimates that, as of July 1, 2013, Phoenix had a population of 1.5 million and was the sixth-largest city in the United States. According to Moody’s Analytics, Arizona ranks first among U.S. states for projected job growth from 2013 through 2018 and Colorado ranks fifth.

Nebraska, Iowa, South Dakota, Arizona and Colorado are each home to a number of small and mid-sized businesses across a diverse range of sectors and together serve as the corporate headquarters for several Fortune 500 companies. The economies within these states represent a diverse range of industries, with manufacturing, trade, agriculture, professional and business services, finance and insurance, and government accounting for approximately 56% of real GDP in these states in 2013 according to the Bureau of Economic Analysis. We expect strong population and job growth will lead to an increased need for business banking services, more deposits and an increased credit demand to fund ongoing capital investments and working capital, cash management solutions and credit cards, among other products and services. We believe integrated banking support is important to providing a focused suite of services to meet the evolving needs of business customers in our markets.

Agribusiness customers in Nebraska, Iowa, South Dakota, Arizona and Colorado produce and raise a variety of grains, proteins and other produce, including corn, soybeans, wheat, dairy products, beef cattle, hogs and vegetables. These products are consumed globally as foods and also serve as inputs for goods made by other industries. Agriculture, as defined by the Bureau of Economic Analysis, has grown faster than the U.S. economy as a whole, with real agricultural GDP growing at a CAGR of 3.4% nationally from 2009 to 2013 compared to a CAGR of 2.0% for the United States over the same period. The value of U.S. agricultural exports is also expected to grow by 26% from 2014 through 2023 according to the United States Department of Agriculture, or USDA. In addition, there has been a growing emphasis on research and development and technology in the agricultural sector, with consumers and producers focused on sustainable methods of food production, particularly with a view to decreasing their reliance on non-renewable inputs.

We believe increasing demand for agricultural products and changing agricultural industry dynamics will continue to drive the need for banking services in our markets, particularly from banks such as ours that understand, and provide products and services that specifically address, the unique needs of the agribusinesses industry. We believe that we are well positioned to continue to serve the banking needs of small and mid-sized businesses and the agribusiness sector.

Our Competitive Strengths

We attribute our success to the following competitive strengths, among others:

Focus on Business Banking

We focus on business banking, and this focus contributes significantly to our profitability and growth. As of March 31, 2014, business banking accounted for approximately 60% of our loan portfolio, with C&I loans representing 23%, owner-occupied CRE loans representing 17% and other CRE loans representing 20% of our total loan portfolio. From September 30, 2009 through March 31, 2014, our business banking loan portfolio has grown by over 80%. We have developed a strong brand and market reputation in business banking within the markets we serve by focusing on our core competencies. We provide business banking services to small and mid-sized businesses across a diverse range of industries that support economic growth in the markets in which our business banking customers operate. We offer our business banking customers focused banking services designed to meet the specific needs of their businesses. We have a significant presence in attractive markets, particularly markets such as Omaha, Des Moines and Sioux Falls, which we believe are located in growing economies and present opportunities to increase our business banking activities.

Specialized Agribusiness Expertise

In addition to business banking, we focus on agribusiness banking. According to the American Bankers Association, at March 31, 2014, we were ranked the seventh-largest farm lender bank in the United States measured by total dollar volume of farm loans. We have been providing banking services to the agricultural community since our bank was founded in 1907. We have developed extensive expertise and brand recognition in agribusiness lending, which is one of the fastest growing industries in our markets and is the largest single industry sector that we serve. At March 31, 2014, our agribusiness loan portfolio was balanced among the major types of agricultural production in our footprint—grains (primarily corn, soybeans and wheat) representing 35% of our agribusiness loan portfolio, proteins (primarily beef cattle, dairy products and hogs) representing 47% of our agribusiness loan portfolio, and other (including cotton and vegetables) representing 18% of our agribusiness loan portfolio. We have grown our agribusiness lending significantly in recent years through our focus on expansion within the markets in our footprint and the recruitment of specialist relationship bankers with a deep understanding of, and strong relationships with customers in, the agriculture industry. Our agribusiness loan portfolio has grown at a CAGR of 30% from September 30, 2009 to September 30, 2013 and represented 25% of our loan portfolio at March 31, 2014. In addition, approximately 10% of our C&I loans and owner-occupied CRE loans are agriculture-related loans.

Track Record of Strong and Disciplined Growth

We have a track record of combining organic expansion with strategic acquisitions to achieve strong overall growth. Our record of steadily growing and successfully operating our business is demonstrated by our:

•	Balance sheet growth: From September 30, 2009 to September 30, 2013, we have grown our total assets at a CAGR of 14%, our loan portfolio at a CAGR of 16% and our deposit base at a CAGR of 16%. At March 31, 2014, we had $9.3 billion in total assets, $6.6 billion in loans and $7.3 billion in deposits;

•	Earnings growth: We have increased our net income to $96.2 million for fiscal year 2013, with a CAGR of 21% from September 30, 2009 to September 30, 2013; and

•	Return on assets and equity: For fiscal year 2013, we achieved a 1.07% return on average total assets and a 17.5% return on average tangible common equity.

For more information on our return on average tangible common equity, see “—Summary Historical Consolidated Financial and Operating Information.”

We have achieved organic growth by increasing our market share in select markets and entering new markets. We have been successful at recruiting and retaining relationship bankers with extensive industry expertise. We have also developed streamlined processes that allow us to be responsive, flexible and accessible to our customers, which we believe has allowed us to attract new customers and grow our loan portfolio and deposit base. We have achieved this growth while maintaining strong asset quality, with annual net charge-offs peaking at 88 basis points of average loans for fiscal year 2011 and declining to 44 basis points of average loans for fiscal year 2013.

Our organic growth has been supplemented by our disciplined acquisition strategy led by our experienced management team. We seek to maximize the success of our acquisitions through a well-established integration process. We have successfully leveraged our business banking model with our specialized agribusiness expertise to expand our footprint through eight acquisitions since 2006, including our 2010 FDIC-assisted acquisition of TierOne Bank, which represented approximately $2.5 billion in acquired assets.

The following chart shows our loan portfolio and the portion of our loans acquired through acquisitions completed since September 30, 2009:

Loans ($BN)(1)

(1)	At September 30 of each year, other than 1H 2014 information, which is at March 31, 2014.
(2)	Acquired loans includes all loans acquired in acquisitions completed after September 30, 2009.

Through organic growth and acquisitions, we have grown our total loan portfolio at a CAGR of 16% from September 30, 2009 to September 30, 2013 to $6.6 billion at March 31, 2014.

Highly Efficient Operating Model

We believe our highly efficient and scalable operating model has enabled us to operate profitably, remain competitive, increase market share and develop new business. We emphasize company-wide operating principles focused on proactive expense management, targeted investment, disciplined lending practices and focused product offerings. We have achieved cost efficiencies by consolidating our branch network through the closure of less profitable locations and through our demonstrated success in acquiring and integrating banks. We have also achieved significant cost efficiencies through the use of the Kaizen & Lean principles, which are management techniques for improving processes and reducing waste, to eliminate redundancies and improve the efficient allocation of resources throughout our operations. We believe our focus on operating efficiency has contributed significantly to our return on equity, return on assets and net income and is reflected in our efficiency ratio, which has been superior to the median of our peer group, as presented below.

Efficiency Ratio(1)

Peer Median Source: SNL Financial.

(1)	For the twelve months ended September 30, other than 1H 2014 information, which is for the six months ended March 31, 2014. For each period, the peer group excludes any bank holding company for which data was not available for such period.

(2)	Our efficiency ratio is calculated as the ratio of our noninterest expense to our total revenue (equal to the sum of net interest income and noninterest income). For purposes of calculating our efficiency ratio, our noninterest expense and total revenue exclude the effects of changes in the fair value related to interest rates of certain of our long-term fixed-rate loans and related interest rate swaps used to manage the interest rate risk associated with these loans, each of which is accounted for at fair value, and, in the case of our noninterest expense, also excludes amortization of core deposits and other intangibles. Any changes in fair value related to interest rates of our long-term fixed-rate loans and related interest rate swaps associated with interest rate fluctuations are completely offset. Changes in fair value related to interest rates attributable to fixed-rate loans subject to fair value accounting are recorded in interest income and changes attributable to the derivatives hedging these loans are recorded in noninterest expense. Inclusion of these amounts would increase or decrease either our interest income or noninterest expense in a way we believe does not reflect the results of our operations, materially distorting our efficiency ratio. For more information on these adjusted measures, including a reconciliation to the most directly comparable GAAP financial measure, see “—Summary Historical Consolidated Financial and Operating Information.”
(3)	SNL Financial calculates peer efficiency ratios for all twelve-month periods as the ratio of noninterest expense, which excludes amortization of intangible assets, to the sum of net interest income on a fully taxable equivalent basis and noninterest income. We calculated peer efficiency ratios for 1H 2014 based on the same methodology, with data obtained from SNL Financial. Our methodology of calculating efficiency ratios is different from SNL Financial’s because we exclude the effects of changes in the fair value related to interest rates of certain of our long-term fixed-rate loans and related interest rate swaps used to manage the interest rate risk associated with these loans, each of which is accounted for at fair value. Inclusion of these amounts would increase or decrease either our interest income or noninterest expense in a way we believe does not reflect the results of our operations, materially distorting our efficiency ratio. Therefore, our efficiency ratio and those of our peers may not be directly comparable.

Disciplined Risk Management

Risk management is a core competency of our business, and we believe that our risk management approach is more robust than that of most U.S. banks our size. Following the acquisition of us by NAB, we expanded our risk management staff significantly to conform to NAB’s global standards. We have also implemented comprehensive policies and procedures for credit underwriting and monitoring of our loan portfolio, including strong credit practices among our relationship bankers, allowing credit decisions to be made efficiently on a local basis consistent with our underwriting standards. We were able to remain profitable while maintaining strong asset quality through the financial crisis, in part due to our focus on our core business and adherence to our disciplined risk management. We believe our robust approach to risk management has enabled us to grow our loan portfolio without compromising credit quality. By focusing on our core areas of expertise, we largely avoided higher-risk lending practices that impacted other lenders in the industry during 2009 to 2011.

The following chart shows our annual net charge-offs as a percentage of average loans for fiscal year 2009 through fiscal year 2013, and for the six months ended March 31, 2014, compared to the median of our peers:

Annual Net Charge-offs as a Percentage of Average Loans(1)

Peer Median Source: SNL Financial.

(1)	For the twelve months ended September 30, other than 1H 2014 information, which is for the six months ended March 31, 2014, computed on an annualized basis. For each period, the peer group excludes any bank holding company for which data was not available for such period.

Experienced Management Team With Local Market Experience

Our senior management team, led by Ken Karels, our President and Chief Executive Officer, has a long and successful history of managing financial institutions in the region and, in particular, significant experience in business and agribusiness lending, with an average of over 25 years of banking experience. Our senior management team has a demonstrated track record of managing profitable growth, successfully executing and integrating acquisitions, improving operating efficiencies, maintaining a strong risk management culture and implementing a relationship-based and service-focused approach to banking.

Our Business Strategy

We believe that stable long-term growth and profitability are the result of building strong customer relationships while maintaining disciplined underwriting standards. We plan to focus on originating high-quality loans and growing our low-cost deposit base through our relationship-based business and agribusiness banking. We believe that continuing to focus on our core strengths will enable us to gain market share, continue to improve our operational efficiency and increase profitability. The key components of our strategy for continued success and future growth include the following:

Attract and Retain High-Quality Relationship Bankers

A key component of our growth in our existing markets and entry into new markets has been our ability to attract and retain high-quality relationship bankers. We have recruited approximately 40 new business and agribusiness relationship bankers since January 1, 2011 (out of a total of approximately 160 business and agribusiness relationship bankers at March 31, 2014), with average industry experience of over 15 years when hired. We believe we have been successful in recruiting qualified relationship bankers due primarily to our decentralized management approach, focused product suite, flexible and customer-focused culture and ability to provide sophisticated banking capabilities typical of a much larger bank. We intend to continue to hire experienced relationship bankers to execute our relationship-driven banking model. We utilize a variable compensation structure designed to incentivize our relationship bankers by tying their compensation to their individual overall performance and the performance of the loans that they help originate, which we measure based on revenues, return on assets and asset quality/risk, among other things. We believe this structure establishes the appropriate incentives to maximize performance and satisfy our risk management objectives. By leveraging the strong networks and reputation of our experienced relationship bankers, we believe we can continue to grow our loan portfolio and deposit base as well as cross-sell other products and services.

Optimize Footprint in Existing and Complementary Markets

We pursue attractive growth opportunities to expand within our existing footprint and enter new markets aligned with our business model and strategic plans. We believe we can increase our presence in under-represented areas in our existing markets and broaden our footprint in attractive markets adjacent and complementary to our current markets by continuing our emphasis on business and agribusiness banking. Our branch strategy is guided by our ability to recruit experienced relationship bankers in under-represented and new markets. These bankers expand our banking relationships into these markets prior to opening a branch, which increases our likelihood of expanding profitably by developing an asset base before we establish a branch in that market. We will continue to opportunistically consider opening new branches. We intend to capitalize on growth opportunities we believe exist in growing economies in and adjacent to our existing markets.

Deepen Customer Relationships

We believe that our reputation, expertise and relationship-based banking model enables us to deepen our relationships with our customers. We leverage our relationships with existing customers by cross-selling our products and services. We have been growing our low-cost customer deposit base by attracting more deposits from our business and agribusiness customers. We also offer alternative cash management solutions for our business customers. We continue to expand and enhance our wealth management platform through focused product offerings that we believe will appeal to our more affluent customers. We intend to continue to capitalize on opportunities to capture more business from existing customers throughout our banking network.

Continue to Improve Efficiency and Lower Costs

We believe that our focus on operational efficiency is critical to our profitability and future growth. We intend to carefully manage our cost structure and continuously refine and implement internal processes to create further efficiencies and enhance our earnings. We continue to optimize our branch network and have commenced reviews of additional internal processes and our vendor relationships, with a view to identifying opportunities to further improve efficiency and enhance earnings. We are also continuing our efforts to shift our deposit base to lower-cost customer deposits, a strategic initiative that has been primarily responsible for driving our cost of deposit funding down since September 30, 2012. We believe our scalable systems, risk management infrastructure and operating model will better enable us to achieve further operational efficiencies as we grow our business.

Opportunistically Pursue Acquisitions

Our management team has extensive expertise and a successful track record in evaluating, executing and integrating attractive, franchise-enhancing acquisitions. We will continue to consider acquisitions that are consistent with our business strategy and financial model as opportunities arise. Illustrated below, as of September 30 of each indicated year, is the growth in our total assets as a result of our acquisitions in that fiscal year.

We believe acquisition opportunities will continue to arise within our markets, as well as in familiar and complementary markets.

NAB Ownership and Our Separation from NAB

NAB currently owns 100% of the membership interest of the NAB selling stockholder, and the NAB selling stockholder currently owns 100% of the outstanding common stock of Great Western Bancorp, Inc.

On                     , 2014, NAB announced that it intends to divest itself of our bank, consistent with its strategy of focusing on its core Australian and New Zealand franchise. This offering of             shares of our common stock by the NAB selling stockholder, representing    % of its ownership interest in our outstanding capital stock, is the first stage of NAB’s planned divestment. After the completion of this offering, NAB will indirectly beneficially own     % of our outstanding common stock (or    % if the underwriters’ option to purchase additional shares of common stock from the NAB selling stockholder is exercised in full). We intend to enter into a Stockholder Agreement with NAB in connection with this offering that will give NAB certain consent and other rights with respect to our business until NAB ceases to control us for purposes of the U.S. Bank Holding Company Act of 1956, as amended, or the BHC Act, including the ability to nominate candidates for election to our board of directors and consent rights with respect to acquisitions and various other significant corporate actions we may pursue. See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Stockholder Agreement.”

Our Formation Transactions

NAB currently owns 100% of our bank indirectly through its ownership of the NAB selling stockholder, which in turn owns 100% of the outstanding common stock issued by National Americas Investment, Inc., or NAI, which in turn owns 100% of the outstanding common stock issued by GWBI, which owns 100% of the outstanding common stock issued by our bank.

In July 2014, the NAB selling stockholder formed Great Western Bancorp, Inc., a Delaware corporation. Great Western Bancorp, Inc. holds no assets other than the nominal amount of cash contributed as equity to it in connection with its formation. Great Western Bancorp, Inc. has also not engaged in any business or other activities other than in connection with its formation and as the registrant for this offering. Prior to the consummation of this offering, the following transactions will be taken in the order listed below:

•	the NAB selling stockholder will contribute all outstanding capital stock in NAI to Great Western Bancorp, Inc., resulting in NAI becoming a wholly owned subsidiary of Great Western Bancorp, Inc.;

•	NAI will merge with and into Great Western Bancorp, Inc., with Great Western Bancorp, Inc. continuing as the surviving corporation and succeeding to all the assets, liabilities and business of NAI; and

•	GWBI will merge with and into Great Western Bancorp, Inc., with Great Western Bancorp, Inc. continuing as the surviving corporation and succeeding to all the assets, liabilities and business of GWBI.

In addition to appointing independent directors as required by Securities and Exchange Commission, or SEC, rules, we intend to appoint several directors of GWBI as directors of Great Western Bancorp, Inc. and intend to appoint our management team as officers of Great Western Bancorp, Inc. with identical titles and responsibilities. As a result, these transactions will not result in any change in our management. We do not intend to change the management team at our bank.

As a result of these transactions, Great Western Bancorp, Inc. will succeed to the business of GWBI, whose consolidated financial statements and related notes thereto are included in this prospectus. The Formation Transactions will not result in a change in our business, but they will result in insignificant increases in our stockholder’s equity and retained earnings reflecting the consolidation of net assets in connection with GWBI’s merger with and into Great Western Bancorp, Inc.

Following the completion of these transactions and this offering, we will be a publicly traded bank holding company and will directly own all outstanding capital stock issued by our bank. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Formation Transactions.”

Risk Relating to Our Company

An investment in our common stock involves substantial risks and uncertainties. Investors should carefully consider all of the information in this prospectus, including the detailed discussion of these risks under “Risk Factors” beginning on page 20, prior to investing in our common stock. Some of the more significant risks include the following:

•	Our business may be adversely affected by conditions in the financial markets and economic conditions in the markets in which we and our customers operate generally and in the Midwest region in particular.

•	We focus on originating business and agricultural loans, both of which may involve greater risk than residential mortgage lending and are dependent for repayment on various factors outside of the borrower’s control.

•	Repayment of our agricultural loans is dependent on the successful operation of the farm property and on the health of the agricultural industry.

•	Our business depends on our ability to successfully manage risk.

•	Severe weather, natural disasters, acts of war or terrorism or other external events could significantly impact our business.

•	Our allowance for loan losses and our credit marks on acquired loan portfolios may be insufficient.

•	We may not be able to attract and retain key personnel and other skilled employees, successfully execute our strategic plan or manage our growth.

•	We operate in a highly competitive industry and market area.

•	NAB, through its wholly owned subsidiary, will be our controlling stockholder and will have certain approval rights with respect to our business, and its interests may conflict with ours or yours in the future.

•	Our stock price could decline due to the number of outstanding shares of our common stock eligible for future sale and NAB’s stated intent to sell its remaining ownership interest in us over time, although the timing of such sale or sales is uncertain.

•	We are subject to extensive regulation, and legislative or regulatory actions, including possible enforcement actions, taken now or in the future could have a significant adverse effect on our operations.

Our Corporate Information

Our principal executive office is located at 100 N. Phillips Ave, Sioux Falls, South Dakota 57104. Our telephone number is (605) 334-2548, and our website address is greatwesternbank.com. The information contained on our website is not a part of, or incorporated by reference into, this prospectus.

THE OFFERING

Common stock offered by the NAB selling stockholder	shares

Option to purchase additional shares from the NAB selling stockholder	shares

Common and non-voting common stock outstanding	shares of common stock and no shares of non-voting common stock

Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering. All of the shares in this offering are being sold by the NAB selling stockholder.

Voting rights	Each holder of our common stock will be entitled to one vote per share on all matters on which our stockholders generally are entitled to vote. Holders of our non-voting common stock, when our non-voting common stock is issued, will not be entitled to vote, except in certain limited circumstances. See “Description of Capital Stock” for more information.

Dividend policy	The declaration of dividends will be at the discretion of our board of directors and will depend on many factors, including the financial condition, earnings and liquidity requirements of our company and Great Western Bank, regulatory constraints, corporate law and contractual restrictions, and any other factors that our board of directors deems relevant in making such a determination. Our ability to pay dividends is subject to restrictions under applicable banking laws and regulations. In addition, dividends from Great Western Bank are the principal source of funds for the payment of dividends on our stock. Our bank is subject to certain restrictions under banking laws and regulations that may limit its ability to pay dividends to us. Therefore, there can be no assurance that we will pay any dividends to holders of our stock, or as to the amount of any such dividends.

Following this offering, we intend to pay quarterly cash dividends on our common stock. Subject to the sole discretion of our board of directors and the considerations discussed under “Dividend Policy and Dividends,” we intend to pay quarterly cash dividends on our common stock at an initial amount of approximately $ per share. See “Dividend Policy and Dividends” for more information.

Controlling stockholder	We are a wholly owned subsidiary of NAB. Upon completion of this offering, NAB will indirectly hold % of the voting power of all outstanding shares of our common stock (or % if the underwriters’ option to purchase additional shares of common stock from the NAB selling stockholder is exercised in full).

For additional information regarding our relationship with NAB following completion of this offering, see “Our Relationship with

NAB and Certain Other Related Party Transactions—Relationship with NAB.”

Preemptive rights	Purchasers of our common stock sold in this offering will not have any preemptive rights.

Listing	We intend to apply to list our common stock on under the symbol “GWB.”

Risk factors	Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 20 for a discussion of certain risks that you should consider before deciding to invest in our common stock.

Unless we specifically state otherwise, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional shares of our common stock from the NAB selling stockholder and assumes that the common stock to be sold in this offering is sold at $         per share, which is the midpoint of the price range set forth on the front cover of this prospectus. Unless otherwise noted, references in this prospectus to the number of shares of our common stock outstanding after this offering exclude             shares of common stock that may be granted under our equity compensation arrangements.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

You should read the summary historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus. The historical financial information as of and for the fiscal years ended September 30, 2013 and 2012 is derived from our audited financial statements included elsewhere in this prospectus. The historical financial information as of and for the six-month periods ended March 31, 2014 and 2013 is derived from our unaudited financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. Our historical results may not be indicative of our future performance. In addition, results for the six-month periods ended March 31, 2014 and 2013 may not be indicative of the results that may be expected for the full fiscal year. The historical financial information below also contains non-GAAP financial measures, which have not been audited.

	Six months ended March 31,		Fiscal year ended September 30,
	2014	2013	2013	2012
	(dollars in thousands)
Income Statement Data:
Interest and dividend income	$164,600	$153,992	$294,257	$344,304
Interest expense	16,559	21,142	39,161	50,971

Net interest income	148,041	132,850	255,096	293,333
Provision for loan losses	(3,565)	10,534	11,574	30,145

Net interest income, after provision for loan losses	151,606	122,316	243,522	263,188
Noninterest income	29,794	42,060	77,692	88,975
Noninterest expense	97,397	92,881	171,073	235,010

Income before income taxes	84,003	71,495	150,141	117,153
Provision for income taxes	29,428	25,893	53,898	44,158

Net income	$54,575	$45,602	$96,243	$72,995

Cash net income(1)	$62,332	$53,749	$112,289	$89,397

Other Financial Info / Performance Ratios:
Net interest margin(2)	3.69%	3.40%	3.24%	3.98%
Adjusted net interest margin(2), (3)	3.71%	3.77%	3.76%	3.72%
Efficiency ratio(4)	49.8%	51.4%	51.5%	54.0%
Return on average total assets(2)	1.19%	1.02%	1.07%	0.85%
Return on average common equity(2)	7.77%	6.69%	6.97%	5.40%
Return on average tangible common equity(1), (2)	18.3%	17.3%	17.5%	15.0%

	March 31, 2014	September 30,
		2013	2012
	(dollars in thousands)
Balance Sheet Data:
Loans(5)	$6,531,763	$6,362,673	$6,138,574
Allowance for loan losses	47,153	55,864	71,878
Securities	1,316,338	1,480,449	1,581,875
Goodwill	697,807	697,807	697,807
Total assets	9,274,880	9,134,258	9,008,252
Total deposits	7,252,684	6,948,208	6,884,515
Total liabilities	7,837,224	7,717,044	7,619,689
Total stockholder’s equity	1,437,656	1,417,214	1,388,563

	At and for the six months ended March 31, 2014	At and for the fiscal year ended September 30,
		2013	2012
Asset Quality Ratios:
Nonperforming loans / total loans(6)	0.65%	1.29%	1.55%
Allowance for loan losses / total loans	0.72%	0.88%	1.17%
Net charge-offs / average total loans(2)	0.16%	0.44%	0.54%

Capital Ratios:
Tier 1 capital ratio	12.4%	12.4%	11.9%
Total capital ratio	13.6%	13.8%	13.7%
Tier 1 leverage ratio	9.4%	9.2%	8.3%
Tangible common equity to tangible assets(7)	8.4%	8.2%	7.8%

(1)	Two of the financial measures we use to evaluate our profitability and performance are cash net income and return on average tangible common equity, which are not presented in accordance with U.S. generally accepted accounting principles, or GAAP. We compute our cash net income by adding to net income (and thereby effectively excluding) amortization expense relating to intangible assets and related tax effects that have accumulated as a result of the acquisition of us by NAB and our various acquisitions of other institutions as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Goodwill and Amortization of Other Intangibles.” We compute our return on average tangible common equity as the ratio of our cash net income to our average tangible common equity, which is calculated by subtracting (and thereby effectively excluding) amounts related to the effect of goodwill and other intangible assets described above from our average common equity. We believe each of these measures is helpful in highlighting trends associated with our financial condition and results of operations by providing net income and return information based on our cash payments and receipts during the applicable period. The following table shows our cash net income and return on average tangible common equity as well as reconciliations to our net income and return on average equity, respectively, for the periods indicated:

	Six months ended March 31,		Fiscal year ended Sept. 30
	2014	2013	2013	2012
	(dollars in thousands)
Cash net income and return on average tangible common equity:
Net income	$54,575	$45,602	$96,243	$72,995
Add: Amortization of intangible assets	9,379	9,769	19,290	19,646
Add: Tax on amortization of intangible assets	(1,622)	(1,622)	(3,244)	(3,244)

Cash net income	$62,332	$53,749	$112,289	$89,397

Annualized net income	$109,450	$91,455
Annualized cash net income	$125,006	$107,793
Average common equity	$1,408,399	$1,366,692	$1,380,296	$1,352,069
Less: Average goodwill and other intangible assets	723,893	743,029	738,140	756,149

Average tangible common equity	$684,506	$623,663	$642,156	$595,920

Return on average equity*	7.77%	6.69%	6.97%	5.40%
Return on average tangible common equity*	18.3%	17.3%	17.5%	15.0%

*	Calculated as an annualized percentage for the six months ended March 31, 2014 and 2013.

(2)	Calculated as an annualized percentage for the six months ended March 31, 2014 and 2013, as applicable.
(3)	One of the financial measures we use to evaluate our profitability and efficiency is adjusted net interest margin, which is not presented in accordance with GAAP. We compute our adjusted net interest margin by adding to net interest income changes in fair value related to interest rates associated with certain of our fixed-rate loans measured at fair value as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rate Swaps Accounted for at Fair Value.” The changes in fair value related to interest rates of these loans are offset by changes in fair value associated with the related fixed-to-floating interest rate swaps we enter into to manage our interest rate risk on these loans. We believe that our adjusted net interest margin is helpful in highlighting trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results by eliminating these matching and offsetting changes in fair value. The following table shows our adjusted net interest margin as well as a reconciliation to our net interest margin for the periods indicated:

	Six months ended March 31,		Fiscal year ended Sept. 30,
	2014	2013	2013	2012
	(dollars in thousands)
Adjusted net interest income and adjusted net interest margin:
Net interest income	$148,041	$132,850	$255,096	$293,333
Less: Loan FV adjustment related to interest rates	(1,078)	(14,124)	(40,305)	19,369

Adjusted net interest income	$149,119	$146,974	$295,401	$273,964

Average interest-earning assets	$8,052,269	$7,826,255	$7,862,860	$7,367,085
Net interest margin*	3.69%	3.40%	3.24%	3.98%
Adjusted net interest margin*	3.71%	3.77%	3.76%	3.72%

*	Calculated as annualized percentages for the six months ended March 31, 2014 and 2013.

(4)	One of the financial measures we use to evaluate our efficiency is our efficiency ratio, which is not presented in accordance with GAAP. We compute our efficiency ratio as the ratio of our noninterest expense to our total revenue (equal to the sum of our net interest income and noninterest income). For purposes of this computation, each of our noninterest expense and total revenue are adjusted from their GAAP computation by excluding changes in fair value related to interest rates associated with certain of our fixed-rate loans measured at fair value and the matching fixed-to-floating interest rate swaps as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rate Swaps Accounted for at Fair Value.” Our noninterest expense is also adjusted to exclude amounts related to the amortization of core deposits and other intangibles, which are non-cash expense items. We believe that our efficiency ratio is helpful in highlighting trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results by eliminating fluctuations resulting from these matching and offsetting changes in fair value related to interest rates and from non-cash expense items which do not represent cash flow expenditures during the relevant period.

The following table shows our efficiency ratio as well as a reconciliation with the components used in its calculation for the periods indicated:

	Six months ended March 31,		Fiscal year ended Sept. 30,
	2014	2013	2013	2012	2011	2010	2009
	(dollars in thousands)
Adjusted noninterest expense and efficiency ratio:
Total revenue	$177,835	$174,910	$332,788	$382,308	$389,434	$300,832	$186,434
Less: Loan FV adjustment related to interest rates	(1,078)	(14,124)	(40,305)	19,369	12,248	9,839	—

Adjusted revenue	$178,913	$189,034	$373,093	$362,939	$377,186	$290,993	$186,434

Noninterest expense	$97,397	$92,881	$171,073	$235,010	$228,645	$170,025	$101,621
Less: Derivatives, net (gain) loss	(1,078)	(14,124)	(40,305)	19,369	12,248	9,839	—
Less: Amortization of core deposit and other intangibles	9,379	9,769	19,290	19,646	20,429	14,488	9,940

Adjusted noninterest expense	$89,096	$97,236	$192,088	$195,995	$195,968	$145,698	$91,681

Efficiency ratio	49.8%	51.4%	51.5%	54.0%	52.0%	50.1%	49.2%

(5)	Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.
(6)	Numerator excludes loans subject to FDIC loss-sharing arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Asset Quality and Loss-Sharing Arrangements.”
(7)	One of the financial measures we use to evaluate our financial condition is our tangible common equity to tangible assets ratio, which is not presented in accordance with GAAP. We compute this figure as the ratio of our tangible common equity to our tangible assets, each of which we calculate by subtracting (and thereby effectively excluding) the value of our goodwill and other intangible assets. We believe this measure is helpful in highlighting the common equity component of our capital and because of its focus by federal bank regulators when reviewing the health and strength of financial institutions in recent years, and when considering regulatory approvals for certain actions, including capital actions.

The following table shows our tangible common equity to tangible assets ratio as well as a reconciliation with the components used in its calculation for the periods indicated:

	March 31,		Sept. 30,
	2014	2013	2013	2012
	(dollars in thousands)
Tangible common equity and tangible common equity to tangible assets:
Total stockholder’s equity	$1,437,656	$1,388,007	$1,417,214	$1,388,563
Less: Goodwill, core deposits and other intangibles	718,872	737,773	728,251	747,552

Tangible common equity	$718,784	$650,234	$688,963	$641,011

Total assets	$9,274,880	$8,960,351	$9,134,258	$9,008,252
Less: Goodwill, core deposits and other intangibles	718,872	737,773	728,251	747,552

Tangible assets	$8,556,008	$8,222,578	$8,406,007	$8,260,700

Tangible common equity to tangible assets	8.4%	7.9%	8.2%	7.8%

RISK FACTORS

Investing in our common stock involves a significant degree of risk. The material risks and uncertainties that management believes affect us are described below. Before investing in our common stock, you should carefully consider the risks and uncertainties described below, in addition to the other information contained in this prospectus. Any of the following risks, as well as risks that we do not know or currently deem immaterial, could have a material adverse effect on our business, financial condition or results of operations. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment. Further, to the extent that any of the information in this prospectus constitutes forward-looking statements, the risk factors below are cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in our states in particular.

Our financial performance generally, and in particular the ability of our borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer and whose success we rely on to drive our future growth, is highly dependent upon the business environment in the markets in which we operate, principally in our states, and in the United States as a whole. Unlike larger banks that are more geographically diversified, we provide banking and financial services to customers in South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. The economic conditions in these local markets may be different from, and in some instances worse than, the economic conditions in the United States as a whole. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, the prevailing yield curve, inflation and price levels (particularly for agricultural commodities), monetary policy, unemployment and the strength of the domestic economy and the local economy in the markets in which we operate. Unfavorable market conditions can result in a deterioration in the credit quality of our borrowers and the demand for our products and services, an increase in the number of loan delinquencies, defaults and charge-offs, additional provisions for loan losses, adverse asset values and an overall material adverse effect on the quality of our loan portfolio. Unfavorable or uncertain economic and market conditions can be caused by declines in economic growth, business activity or investor or business confidence; limitations on the availability or increases in the cost of credit and capital; increases in inflation or interest rates; high unemployment; natural disasters; state or local government insolvency; or a combination of these or other factors.

In recent years, the U.S. economy has faced a severe economic crisis including a major recession from which it is slowly recovering. Business growth across a wide range of industries and regions in the United States remains reduced, and local governments and many businesses continue to experience financial difficulty. Since the recession, economic growth has been slow and uneven, unemployment levels generally remain elevated and there are continuing concerns related to the level of U.S. government debt and fiscal actions that may be taken to address that debt. There can be no assurance that economic conditions will continue to improve, and these conditions could worsen. Economic pressure on consumers and uncertainty regarding continuing economic improvement may result in changes in consumer and business spending, borrowing and saving habits. Such conditions could have a material adverse effect on the credit quality of our loans or our business, financial condition or results of operations.

The agricultural economy in our states has been affected by recent declines in prices and the rates of price growth for various crops. Weaker crop prices themselves could increase the risk of default on agricultural loans. Similarly, weaker crop prices could reduce the cash flows generated by farms and the value of agricultural land in our local markets and thereby increase the risk of default by our borrowers or reduce the foreclosure value of agricultural land and equipment that serve as collateral for certain of our loans. Moreover, weaker crop prices might threaten farming operations in the United States, reducing market demand for agricultural lending. In particular, farm income has seen recent declines as a result of lower crop prices and some drought conditions. In line with the downturn in farm income, farmland prices are coming under pressure.

In addition, certain local economies in our states rely to varying extents on manufacturing, which has experienced steep declines in the United States over the last decade. Declines in agriculture or manufacturing in these local economies may cause the local commercial environment to decline, which may impact the credit quality of our borrowers or reduce the demand for our products or services. Further, because unemployment is now slightly lower in certain of our states than nationwide, the economies of our states may not improve as much as the economies of other regions in any nationwide economic recovery.

We focus on originating business loans (in the form of commercial and industrial loans and commercial real estate loans), which may involve greater risk than residential mortgage lending.

As of March 31, 2014, our business lending, which consists of our C&I and CRE loans, represented approximately $3.9 billion, or 60%, of our loan portfolio. Our C&I loans and CRE loans secured by borrower-occupied property, or owner-occupied CRE loans, which together form the core of our business banking focus, totaled approximately $2.6 billion, or 40%, of our loan portfolio at March 31, 2014, with undisbursed loan commitments for these loans amounting to an additional $718 million. We also had approximately $1.3 billion of other CRE loans (i.e., construction and development loans, multifamily residential real estate loans and CRE loans secured by commercial property that is not borrower-occupied) at March 31, 2014, or 20% of our loan portfolio, including construction and development loans representing approximately 18% of our other CRE loans. Because payments on C&I loans, owner-occupied CRE loans and other CRE loans are often dependent on the successful operation or development of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the general economy. These types of loans may have a greater risk of loss than residential mortgage lending, in part because these loans are generally larger or more complex to underwrite than residential mortgages. In particular, real estate construction, acquisition and development loans have certain risks not present in other types of loans, including risks associated with construction cost overruns, project completion risk, general contractor credit risk and risks associated with the ultimate sale or use of the completed construction. If a decline in economic conditions or other issues cause difficulties for our borrowers of these types of business loans, if we fail to evaluate the credit of these loans accurately when we underwrite them or if we do not continue to monitor adequately the performance of these loans, our lending portfolio could experience delinquencies, defaults and credit losses that could have a material adverse effect on our business, financial condition or results of operations.

In addition to business loans, much of our lending is agricultural, and agricultural loans are dependent for repayment on the successful operation and management of the farm property, the health of the agricultural industry broadly, and in the location of the borrower in particular, and other factors outside of the borrower’s control.

At March 31, 2014, our agricultural loans, consisting primarily of agricultural operating loans (e.g., loans to farm and ranch owners and operators) and agricultural real estate loans, were $1.6 billion, representing 25% of our total loan portfolio. At March 31, 2014, agricultural operating loans totaled $910 million, or 14% of our loan portfolio; and agricultural real estate loans totaled $724 million, or 11%, of our loan portfolio. The primary livestock of our customers to whom we have extended agricultural loans include dairy cows, hogs and feeder cattle, and the primary crops of our customers to whom we have extended agricultural loans include corn, soybeans and, to a lesser extent, cotton and wheat. In addition, approximately 10% of our C&I loans and owner-occupied CRE loans are agriculture-related loans.

Agricultural markets are highly sensitive to real and perceived changes in the supply and demand of agricultural products. As over 80% of our agricultural lending (excluding C&I loans and owner-occupied CRE loans) is to farms producing grain, beef cattle, dairy products or hogs, our performance is closely related to the performance of, and supply and demand in, these agricultural sub-sectors. Weaker crop prices, particularly for grains, could reduce the value of agricultural land in our local markets and thereby increase the risk of default by our borrowers or reduce the foreclosure value of agricultural land and equipment that serves as collateral for certain of our loans.

Our agricultural loans are dependent on the profitable operation and management of the farm property securing the loan and its cash flows. The success of a farm property may be affected by many factors outside the control of the borrower, including:

•	adverse weather conditions (such as hail, drought and floods), restrictions on water supply or other conditions that prevent the planting of a crop or limit crop yields;

•	loss of crops or livestock due to disease or other factors;

•	declines in the market prices or demand for agricultural products (both domestically and internationally), for any reason;

•	increases in production costs (such as the costs of labor, rent, feed, fuel and fertilizer);

•	adverse changes in interest rates, currency exchange rates, agricultural land values or other factors that may affect delinquency levels and credit losses on agricultural loans;

•	the impact of government policies and regulations (including changes in price supports, subsidies, government-sponsored crop insurance, minimum ethanol content requirements for gasoline, tariffs, trade barriers and health and environmental regulations);

•	access to technology and the successful implementation of production technologies; and

•	changes in the general economy that could affect the availability of off-farm sources of income and prices of real estate for borrowers.

In addition, many farms are dependent on a limited number of key individuals whose injury or death could significantly affect the successful operation of the farm. If the cash flow from a farming operation is diminished, the borrower’s ability to repay the loan may be impaired. Consequently, agricultural loans may involve a greater degree of risk than residential mortgage lending, particularly in the case of loans that are unsecured or secured by rapidly depreciating assets such as farm equipment (some of which is highly specialized) or assets such as livestock or crops. In such cases, any repossessed collateral for a defaulted agricultural operating loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation or because the assessed value of the collateral exceeds the eventual realization value.

Our business depends on our ability to successfully manage credit risk.

The operation of our business requires us to manage credit risk. As a lender, we are exposed to the risk that our borrowers will be unable to repay their loans according to their terms, and that the collateral securing repayment of their loans, if any, may not be sufficient to ensure repayment. In addition, there are risks inherent in making any loan, including risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions and risks inherent in dealing with individual borrowers. In order to successfully manage credit risk, we must, among other things, maintain disciplined and prudent underwriting standards and ensure that our bankers follow those standards. The weakening of these standards for any reason, such as an attempt to attract higher yielding loans, a lack of discipline or diligence by our employees in underwriting and monitoring loans, the inability of our employees to adequately adapt policies and procedures to changes in economic or any other conditions affecting borrowers and the quality of our loan portfolio, may result in loan defaults, foreclosures and additional charge-offs and may necessitate that we significantly increase our allowance for loan losses, each of which could adversely affect our net income. As a result, our inability to successfully manage credit risk could have a material adverse effect on our business, financial condition or results of operations.

Severe weather, natural disasters, acts of war or terrorism or other external events could significantly impact our business.

Severe weather, natural disasters, widespread disease or pandemics, acts of war or terrorism or other adverse external events could have a significant impact on our ability to conduct business. In addition, such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue or cause us to incur additional expenses. Because of the concentration of agricultural loans in our lending portfolio and the volume of our borrowers in regions dependent on agriculture, we could be disproportionally affected relative to others in the case of external events such as floods, droughts, and hail effecting the agricultural conditions in the markets we serve. The occurrence of any of these events in the future could have a material adverse effect on our business, financial condition or results of operations.

Our allowance for loan losses, our fair value adjustments related to credit on loans for which we have elected the fair value option and our credit marks (which reduce the fair value) on acquired loan portfolios may be insufficient, which could lead to additional losses on loans beyond those currently anticipated.

We maintain an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense representing management’s best estimate of probable losses that have been incurred within our existing portfolio of loans, fair value adjustments related to credit risk on our loans for which we have elected the fair value option and credit marks, which are estimates of expected credit losses that reduce the fair value of certain loans acquired through acquisitions. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the portfolio. The level of the allowance reflects management’s continuing evaluation of specific credit risks; the quality of the loan portfolio; the value of the underlying collateral; the level of nonaccruing loans; and economic, political and regulatory conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks, all of which may undergo material changes. We also establish fair value adjustments related to our estimates of expected credit losses for loans accounted for using the fair value option.

The application of the acquisition method of accounting in our acquisitions has impacted our allowance for loan losses. Under the acquisition method of accounting, loans we acquired were recorded in our consolidated financial statements at their fair value at the time of acquisition and the related allowance for loan loss was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that our estimates of fair value are too high, we will incur losses (some of which may be covered by our loss-sharing arrangements with the FDIC) associated with the acquired loans.

Although our management has established an allowance for loan losses it believes is adequate to absorb probable and reasonably estimable losses in our loan portfolio, this allowance may not be adequate. We could sustain credit losses that are significantly higher than the amount of our allowance for loan losses. Higher credit losses could arise for a variety of reasons, such as growth in our loan portfolio, changes in economic conditions affecting borrowers, new information regarding our loans and other factors within and outside our control. For example, if agricultural commodity prices or real estate values were to decline or if economic conditions in one or more of our principal markets were to deteriorate unexpectedly, additional loan losses not incorporated in the existing allowance for loan losses might occur. Losses in excess of the existing allowance for loan losses will reduce our net income and could have a material adverse effect on our business, financial condition or results of operations.

In addition, bank regulatory agencies will periodically review our allowance for loan losses and the value attributed to nonaccrual loans or to real estate we acquire through foreclosure. Such regulatory agencies may require us to adjust our determination of the value for these items, increase our allowance for loan losses or reduce the carrying value of owned real estate, reducing our net income. Further, if charge-offs in future periods exceed the allowance for loan losses, we will need additional adjustments to increase the allowance for loan losses. These adjustments could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to attract and retain key personnel and other skilled employees.

Our success depends, in large part, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our senior management team has significant industry experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of relationship-based commercial and agribusiness banking services, we must attract and retain qualified banking personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations as discussed in “Supervision and Regulation—Incentive Compensation.” The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or results of operations. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition or results of operations.

We operate in a highly competitive industry and market area.

We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies and other financial institutions operating within or near the areas we serve, particularly nationwide and regional banks and larger community banking institutions that target the same customers we do. We also face competition for agricultural loans from participants in the nationwide Farm Credit System and global banks. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Customer loyalty can be influenced by a competitor’s new products, especially offerings that could provide cost savings or a higher return to the customer. We may not be able to compete successfully with other financial institutions in our market, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in reduced profitability. Further, increased lending activity by competing banks following the recent recession has led to increased competitive pressures on loan rates and terms for high-quality credits. Continued loan pricing pressure could have a further negative effect on our loan yields and net interest margin.

Many of our non-bank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. Several of our competitors are also larger and have significantly more resources, greater name recognition and larger market shares than we do, enabling them to maintain numerous banking locations, provide technology-based banking tools we do not provide, maintain a wider range of product offerings, mount extensive promotional and advertising campaigns and be more aggressive than us in competing for loans and deposits. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to successfully execute our strategic plan or manage our growth.

Our growth strategy requires us to manage several different elements simultaneously. Sustainable growth requires that we manage our risks by following prudent loan underwriting standards, balancing loan and deposit growth without increasing interest rate risk or compressing our net interest margin, maintaining more than adequate capital at all times, hiring and retaining qualified employees and successfully implementing strategic projects and initiatives. Our growth strategy may also change from time to time as a result of various internal and external factors. Our inability to manage our growth successfully could have a material adverse effect on our business, financial condition or results of operations.

We may be adversely affected by risks associated with completed and potential acquisitions.

We plan to continue to grow our business organically. However, from time to time, we may consider potential acquisition opportunities that we believe support our business strategy and may enhance our profitability. Acquisitions involve numerous risks, including:

•	incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in management’s attention being diverted from the operation of our existing business;

•	using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	the risk that the acquired business will not perform to our expectations;

•	difficulties, inefficiencies or cost overruns in integrating and assimilating the organizational cultures, operations, technologies, services and products of the acquired business with ours;

•	the risk of key vendors not fulfilling our expectations or not accurately converting data;

•	entering geographic and product markets in which we have limited or no direct prior experience;

•	the potential loss of key employees;

•	the potential for liabilities and claims arising out of the acquired businesses; and

•	the risk of not receiving required regulatory approvals or such approvals being restrictively conditional.

In addition, we face significant competition from numerous other financial services institutions, many of which will have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no corresponding accounting allowance, exposure to unexpected asset quality problems, difficulty retaining key employees and customers and other issues that could negatively affect our business. We may not be able to realize any projected cost savings, synergies or other benefits associated with any such acquisition we complete. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Failure to successfully integrate the entities we acquire into our existing operations could increase our operating costs significantly and have a material adverse effect on our business, financial condition and results of operations.

In addition, we must generally satisfy a number of meaningful conditions prior to completing any acquisition, including, in certain cases, federal and state bank-regulatory approval. Bank regulators consider a number of factors when determining whether to approve a proposed transaction, including the effect of the transaction on financial stability and the ratings and compliance history of all institutions involved, including the Community Reinvestment Act of 1977, or the CRA, examination results and anti-money laundering and Bank Secrecy Act compliance records of all institutions involved. The process for obtaining required regulatory approvals has become substantially more difficult as a result of the financial crisis, which could affect our future business. We may fail to pursue, evaluate or complete strategic and competitively significant business opportunities as a result of our inability, or our perceived inability, to obtain any required regulatory approvals in a timely manner or at all.

Any proposed acquisition must also be approved by NAB pursuant to the Stockholder Agreement we intend to enter into with NAB in connection with this offering, and, until such time as we cease to be a subsidiary of NAB for purposes of the Corporations Law 2001 (Cth), the Australian Prudential Regulation Authority, or APRA. In addition, as long as NAB controls us for purposes of the BHC Act, NAB’s regulatory status may impact our regulatory status, and hence our ability to expand by acquisition or engage in new activities, and NAB would be required to obtain BHC Act approvals for such acquisitions or activities as well. See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Stockholder Agreement,” as well as “Supervision and Regulation—Regulatory Impact of Control by NAB.”

New lines of business, products, product enhancements or services may subject us to additional risks.

From time to time, we may implement or acquire new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In acquiring, developing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, although we may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of a new line of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of our system of internal controls. Any material change from the scope of our business immediately prior to this offering must also be approved by our parent, NAB, pursuant to the Stockholder Agreement we intend to enter into with NAB in connection with this offering. See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Stockholder Agreement.” Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, financial condition or results of operations.

If our techniques for managing risk are ineffective, we may be exposed to material unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to material risks, such as credit, operational, legal and reputational risks. Our risk management methods may prove to be ineffective due to their design, their implementation or the degree to which we adhere to them, or as a result of the lack of adequate, accurate or timely information or otherwise. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our business, financial condition or results of operations. In addition, we could be subject to litigation, particularly from our customers, and sanctions or fines from regulators. Our techniques for managing the risks we face may not fully mitigate the risk exposure in all economic or market environments, including exposure to risks that we might fail to identify or anticipate.

We are subject to interest rate risk.

Fluctuations in interest rates may negatively impact our banking business and may weaken demand for some of our products. Our earnings and cash flows are largely dependent on net interest income, which is the difference between the interest income we receive from interest-earning assets (e.g., loans and investment securities) and the interest expense we pay on interest-bearing liabilities (e.g., deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities. Interest rates are volatile and highly sensitive to many factors that are beyond our control, such as economic conditions and policies of various governmental and regulatory agencies, and, in particular the monetary policy of the Federal Open Market Committee of the Federal Reserve System, or the FOMC. Changes in monetary policy, including changes in interest rates, could influence not only the interest we receive on loans and securities and the amount of interest we pay on deposits and borrowings, but also our ability to originate loans and deposits. Historically, there has been an inverse correlation between the demand for loans and interest rates. Loan origination volume usually declines during periods of rising or high interest rates and increases during periods of declining or low interest rates. Changes in interest rates also have a significant impact on the carrying value of certain of our assets, including loans, real estate and investment securities, on our balance sheet. We may incur debt in the future and that debt may also be sensitive to interest rates.

The cost of our deposits is largely based on short-term interest rates, the level of which is driven primarily by the FOMC’s actions. However, the yields generated by our loans and securities are often difficult to re-price and are typically driven by longer-term interest rates, which are set by the market or, at times, the FOMC’s actions, and vary over time. The level of net interest income is therefore influenced by movements in such interest rates and the pace at which such movements occur. If the interest rates paid on our deposits and other borrowings increase at a faster pace than the interest rates on our loans and other investments, our net interest income may decline and, with it, a decline in our earnings may occur. Our net interest income and earnings would be similarly affected if the interest rates on our interest-earning assets declined at a faster pace than the interest rates on our deposits and other borrowings. Any substantial, unexpected, prolonged change in market interest rates could have a material adverse effect on our business, financial condition or results of operations.

Changes in interest rates can also affect the level of loan refinancing activity, which impacts the amount of prepayment penalty income we receive on loans we hold. Because prepayment penalties are recorded as interest income when received, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income we generate during that time. A decrease in our prepayment penalty income resulting from any change in interest rates or as a result of regulatory limitations on our ability to charge prepayment penalties could therefore adversely affect our net interest income, net income or results of operations.

Changes in interest rates can also affect the slope of the yield curve. A decline in the current yield curve or a flatter or inverted yield curve could cause our net interest income and net interest margin to contract, which could have a material adverse effect on our net income and cash flows, as well as the value of our assets. An inverted yield curve may also adversely affect the yield on investment securities by increasing the prepayment risk of any securities purchased at a premium.

Changes in interest rates could also have a negative impact on our results of operation by reducing the ability of borrowers to repay their current loan obligations or by reducing our margins and profitability. As of March 31, 2014, 42.8% of our loans were advanced to our customers on a variable or adjustable-rate basis. As a result, an increase in interest rates could result in increased loan defaults, foreclosures and charge-offs and could necessitate further increases to the allowance for loan losses, any of which could have a material adverse effect on our business, financial condition or results of operations. In addition, a decrease in interest rates could negatively impact our margins and profitability.

As of March 31, 2014, we had $1.3 billion of noninterest-bearing demand deposits and $4.1 billion of interest-bearing demand deposits. The prohibition restricting depository institutions from paying interest on demand deposits, such as checking accounts, was repealed effective on July 21, 2011 as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act. We then began offering interest-bearing corporate checking accounts. Current interest rates for this product are very low because of current market conditions and, so far, the impact of the repeal has not been significant to us. However, we do not know what market rates will eventually be and, therefore, we cannot estimate at this time the long-term impact of the repeal on our interest expense on deposits. If we need to offer higher interest rates on checking accounts to maintain current clients or attract new clients, our interest expense will increase, perhaps materially. Furthermore, if we fail to offer interest in a sufficient amount to keep these demand deposits, our core deposits may be reduced, which would require us to obtain funding in other ways or risk slowing our future asset growth.

We are subject to liquidity risk that may affect our ability to meet our obligations and grow our business.

Liquidity risk is the risk that we will not be able to meet our obligations, including financial commitments, as they come due and is inherent in our operations. This risk can increase due to a number of factors, including an over-reliance on a particular source of funding (including, for example, short-term and overnight funding) or market-wide phenomena such as market dislocation and major disasters. Like many banking companies, we rely on customer deposits to meet a considerable portion of our funding, and we continue to seek customer deposits to maintain this funding base. We obtain deposits directly from retail and commercial customers and through brokerage firms that offer our deposit products to their customers. As of March 31, 2014, we had $7.1 billion in direct deposits (which includes deposits from banks and financial institutions and deposits related to prepaid cards) and $0.2 billion in deposits originated through brokerage firms (including network deposit sweeps). A key part of our liquidity plan and funding strategy is to expand our direct deposits as a source of funding. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for retail or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current or attract additional deposits.

Competition among U.S. banks for customer deposits is intense, may increase the cost of retaining current deposits or procuring new deposits and may otherwise negatively affect our ability to grow our deposit base. Any changes we make to the rates offered on our deposit products to remain competitive with other financial institutions may adversely affect our profitability and liquidity. In addition, our ability to originate and maintain deposits could be adversely affected by the loss of our association with NAB following this offering and NAB’s strategic plan to reduce its ownership in our business. The demand for the deposit products we offer may also be reduced due to a variety of factors, such as demographic patterns, changes in customer preferences, reductions in consumers’ disposable income, regulatory actions that decrease customer access to particular products or the availability of competing products. An inability to grow, or any material decrease in, our deposits could have a material adverse effect on our cost of funds and our ability to satisfy our liquidity needs. Further, the consequences of our liquidity risk may be more severe than other institutions because we do not currently have a credit rating from any major agency.

Maintaining a diverse and appropriate funding strategy remains challenging, and any tightening of credit markets could have a material adverse impact on us. In particular, our funding from corporate and financial institution counterparties may cease to be available if such counterparties seek to reduce their credit exposures to banks and other financial institutions, which could be reflected, for example, in reductions in unsecured deposits supplied by these counterparties. Under such circumstances, we may need to seek funds from alternative sources, potentially at higher costs than our current sources.

Reductions in interchange fees would reduce our associated income.

An interchange fee is a fee merchants pay to the interchange network in exchange for the use of the network’s infrastructure and payment facilitation, and which is paid to debit, credit and prepaid card issuers to compensate them for the costs associated with card issuance and operation. In the case of credit cards, this includes the risk associated with lending money to customers. We earn interchange fees on these card transactions, including $2.8 million in fees during the first half of fiscal year 2014. Merchants, trying to decrease their operating expenses, have sought to, and have had some success at, lowering interchange rates. In particular, the Durbin Amendment to the Dodd-Frank Act limited the amount of interchange fees that may be charged for debit and prepaid card transactions. Several recent events and actions indicate a continuing focus on interchange fees by both regulators and merchants. Beyond pursuing litigation, legislation and regulation, merchants are also pursuing alternate payment platforms as a means to lower payment processing costs. To the extent interchange fees are further reduced, our income from those fees will be reduced, which could have a material adverse effect on our business and results of operations. In addition, the payment card industry is subject to the operating regulations and procedures set forth by payment card networks, and our failure to comply with these operating regulations, which may change from time to time, could subject us to various penalties or fees or the termination of our license to use the payment card networks, all of which could have a material adverse effect on our business, financial condition or results of operations.

Operational risks are inherent in our business.

Our operations depend on our ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. Operational risk and losses can result from internal and external fraud; errors by employees or third parties; failure to document transactions properly or to obtain proper authorization; failure to comply with applicable regulatory requirements and conduct of business rules; equipment failures, including those caused by natural disasters or by electrical, telecommunications or other essential utility outages; business continuity and data security system failures, including those caused by computer viruses, cyber-attacks or unforeseen problems encountered while implementing major new computer systems or upgrades to existing systems; or the inadequacy or failure of systems and controls, including those of our suppliers or counterparties. Although we have implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures, identifying and rectifying weaknesses in existing procedures and training staff, it is not possible to be certain that such actions have been or will be effective in controlling each of the operational risks faced by us. Any weakness in these systems or controls, or any breaches or alleged breaches of such laws or regulations, could result in increased regulatory scrutiny, enforcement actions or legal proceedings and could have an adverse impact on our business, financial condition or results of operations.

Cyber-attacks or other security breaches could have a material adverse effect on our business.

In the normal course of business, we collect, process and retain sensitive and confidential information regarding our customers. We also have arrangements in place with other third parties through which we share and receive information about their customers who are or may become our customers. Although we devote significant resources and management focus to ensuring the integrity of our systems through information security and business continuity programs, our facilities and systems, and those of third party service providers, are vulnerable to external or internal security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors or other similar events.

Information security risks for financial institutions like us have increased recently in part because of new technologies, the use of the Internet and telecommunications technologies (including mobile devices) to conduct financial and other business transactions and the increased sophistication and activities of organized crime, perpetrators of fraud, hackers, terrorists and others. In addition to cyber-attacks or other security breaches involving the theft of sensitive and confidential information, hackers recently have engaged in attacks against large financial institutions, particularly denial of service attacks, that are designed to disrupt key business services, such as customer-facing web sites. We are not able to anticipate or implement effective preventive measures against all security breaches of these types, especially because the techniques used change frequently and because attacks can originate from a wide variety of sources. We employ detection and response mechanisms designed to contain and mitigate security incidents, but early detection may be thwarted by sophisticated attacks and malware designed to avoid detection.

We also face risks related to cyber-attacks and other security breaches in connection with credit card transactions that typically involve the transmission of sensitive information regarding our customers through various third parties, including merchant acquiring banks, payment processors, payment card networks (e.g., Visa, MasterCard) and our processors. Some of these parties have in the past been the target of security breaches and cyber-attacks, and because the transactions involve third parties and environments such as the point of sale that we do not control or secure, future security breaches or cyber-attacks affecting any of these third parties could impact us through no fault of our own, and in some cases we may have exposure and suffer losses for breaches or attacks relating to them. We also rely on numerous other third party service providers to conduct other aspects of our business operations and face similar risks relating to them. While we regularly conduct security assessments on these third parties, we cannot be sure that their information security protocols are sufficient to withstand a cyber-attack or other security breach.

The access by unauthorized persons to, or the improper disclosure by us of, confidential information regarding our customers or our own proprietary information, software, methodologies and business secrets could result in significant legal and financial exposure, supervisory liability, damage to our reputation or a loss of confidence in the security of our systems, products and services, which could have a material adverse effect on our business, financial condition or results of operations. In addition, recently there have been a number of well-publicized attacks or breaches affecting others in our industry that have heightened concern by consumers generally about the security of using credit cards, which have caused some consumers, including our customers, to use our credit cards less in favor of alternative methods of payment and has led to increased regulatory focus on, and potentially new regulations relating to, these matters. Further cyber-attacks or other breaches in the future, whether affecting us or others, could intensify consumer concern and regulatory focus and result in reduced use of our cards and increased costs, all of which could have a material adverse effect on our business. To the extent we are involved in any future cyber-attacks or other breaches, our brand and reputation could be affected, would could also have a material adverse effect on our business, financial condition or results of operations.

Our information systems may experience an interruption or breach in security.

Our communications, information and technology systems supporting our operations are important to our efficiency and vulnerable to unforeseen problems. Our operations depend on our ability, as well as that of third party service providers, to protect computer systems and network infrastructure against damage from fires, other natural disasters or pandemics; power or telecommunications failures; acts of terrorism or wars or other catastrophic events; or other physical break-ins. Any damage or failure that causes interruptions in operations or disruptions in our business could result in liability to clients, regulatory intervention or reputational harm and, thus, could have a material adverse effect on our business, financial condition or results of operations.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan or other systems. Moreover, if any such failures, interruptions or security breaches do occur, they may not be adequately addressed. If we experience a disruption in the provision of any functions or services performed by third parties, we may have difficulty in finding alternate providers on terms favorable to us and in reasonable timeframes. The occurrence of any failures, interruptions or security breaches of our communications and information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition or results of operations.

We continually encounter technological change.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we do. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers. In addition, the implementation of technological changes and upgrades to maintain current systems and integrate new ones may also cause service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Failure to successfully keep pace with technological change affecting the financial services industry and avoid interruptions, errors and delays could have a material adverse effect on our business, financial condition or results of operations.

We expect that new technologies and business processes applicable to the consumer credit industry will continue to emerge, and these new technologies and business processes may be better than those we currently use. Because the pace of technological change is high and our industry is intensely competitive, we cannot assure you that we will be able to sustain our investment in new technology as critical systems and applications become obsolete or as better ones become available. A failure to maintain current technology and business processes could cause disruptions in our operations or cause our products and services to be less competitive, all of which could have a material adverse effect on our business, financial condition or results of operations.

Our ability to maintain, attract and retain customer relationships is highly dependent on our reputation.

Our customers rely on us to deliver superior, personalized financial services with the highest standards of ethics, performance, professionalism and compliance. Damage to our reputation could undermine the confidence of our current and potential customers in our ability to provide high-quality financial services. Such damage could also impair the confidence of our counterparties and vendors and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, customer and other third party fraud, record-keeping, regulatory investigations and any litigation that may arise from the failure or perceived failure of us to comply with legal and regulatory requirements. Maintaining our reputation also depends on our ability to successfully prevent third parties from infringing on the “Great Western Bank” brand and associated trademarks and our other intellectual property. Defense of our reputation, trademarks and other intellectual property, including through litigation, could result in costs that could have a material adverse effect on our business, financial condition or results of operations.

Employee misconduct could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in misconduct that adversely affects our business. For example, if an employee were to engage in fraudulent, illegal or suspicious activities, we could be subject to regulatory sanctions and suffer serious harm to our reputation (as a consequence of the negative perception resulting from such activities), financial position, customer relationships and ability to attract new customers. Our business often requires that we deal with confidential information. If our employees were to improperly use or disclose this information, even if inadvertently, we could suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent this activity may not always be effective. Misconduct by our employees, or even unsubstantiated allegations of misconduct, could result in a material adverse effect on our business, financial condition or results of operations.

We may be adversely affected by changes in the actual or perceived soundness or condition of other financial institutions.

Financial services institutions that deal with each other are interconnected as a result of trading, investment, liquidity management, clearing, counterparty and other relationships. Within the financial services industry, loss of public confidence, including through default by any one institution, could lead to liquidity challenges or to defaults by other institutions. Concerns about, or a default by, one institution could lead to significant liquidity problems and losses or defaults by other institutions, as the commercial and financial soundness of many financial institutions is closely related as a result of these credit, trading, clearing and other relationships. Even the perceived lack of creditworthiness of, or questions about, a counterparty may lead to market-wide liquidity problems and losses or defaults by various institutions. This systemic risk may adversely affect financial intermediaries, such as clearing agencies, banks and exchanges with which we interact on a daily basis or key funding providers such as the Federal Home Loan Banks, any of which could have a material adverse effect on our access to liquidity or otherwise have a material adverse effect on our business, financial condition or results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital, including inter-bank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve System.

We cannot assure you that such capital will be available on acceptable terms—or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition or results of operations.

The value of our securities in our investment portfolio may decline in the future.

As of March 31, 2014, we owned $1.3 billion of investment securities. The fair value of our investment securities may be adversely affected by market conditions, including changes in interest rates, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio. We analyze our securities on a quarterly basis to determine if an other-than-temporary impairment has occurred. The process for determining whether impairment is other-than-temporary usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize other-than-temporary impairment in future periods, which could have a material adverse effect on our business, financial condition or results of operations.

The value of our goodwill and other intangible assets may decline in the future.

As of March 31, 2014, we had $718.9 million of goodwill and other intangible assets. Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business acquisitions. We review our goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired. We determine impairment by comparing the implied fair value of the goodwill with the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. A significant decline in our expected future cash flows, a material change in interest rates, a significant adverse change in the business climate, slower growth rates or a significant or sustained decline in the price of our common stock, when and if a market for our common stock is established, may necessitate taking charges in the future related to the impairment of our goodwill and other intangible assets. We cannot assure you that we will not be required to record any charges for goodwill impairment in the future. If we conclude that such a write-down of goodwill and other intangible assets has become necessary, we will record the appropriate charge in the period in which it becomes known to us, which could have a material adverse effect on our business, financial condition or results of operations.

We rely on the mortgage secondary market for some of our liquidity.

We originate and sell mortgage loans and their servicing rights, including $85.0 million of mortgage loans sold during the first half of the current fiscal year. We rely on Federal National Mortgage Association, or FNMA, and other purchasers to purchase loans in order to reduce our credit risk and provide funding for additional loans we desire to originate. We cannot provide assurance that these purchasers will not materially limit their purchases from us due to capital constraints or other factors, including, with respect to FNMA, a change in the criteria for conforming loans. In addition, various proposals have been made to reform the U.S. residential mortgage finance market, including the role of FNMA. The exact effects of any such reforms are not yet known, but may limit our ability to sell conforming loans to FNMA. In addition, mortgage lending is highly regulated, and our inability to comply with all federal and state regulations and investor guidelines regarding the origination, underwriting documentation and servicing of mortgage loans may also impact our ability to continue selling mortgage loans. If we are unable to continue to sell loans in the secondary market, our ability to fund, and thus originate, additional mortgage loans may be adversely affected, which could have a material adverse effect on our business, financial condition or results of operations.

We are subject to a variety of risks in connection with any sale of loans we may conduct.

When we sell mortgage loans we are required to make customary representations and warranties to the purchaser about the mortgage loans and the manner in which they were originated and serviced. If any of these representations and warranties are incorrect, we may be required to indemnify the purchaser for any related losses, or we may be required to repurchase or provide substitute mortgage loans for part or all of the effected loans. We may also be required to repurchase loans as a result of borrower fraud or in the event of early payment default by the borrower on a loan we have sold. If the level of repurchase and indemnity activity becomes material, it could have a material adverse effect on our liquidity, business, financial condition or results of operations.

Mortgage lending is highly regulated. Our inability to comply with all federal and state regulations and investor guidelines regarding the origination, underwriting documentation and servicing of mortgage loans may impact our ability to continue selling mortgage loans.

In addition, we must report as held for sale any loans which we have undertaken to sell, whether or not a purchase agreement for the loans has been executed. We may therefore be unable to ultimately complete a sale for part or all of the loans we classify as held for sale. We must exercise our judgment in determining when loans must be reclassified from held for investment status to held for sale status under applicable accounting guidelines. Any failure to accurately report loans as held for sale could result in regulatory investigations and monetary penalties. Any of these actions could have a material adverse effect on our business, financial condition or results of operations. Our policy is to carry loans held for sale at the lower of cost or fair value. As a result, prior to being sold, any loans classified as held for sale may be adversely affected by market conditions, including changes in interest rates, and by changes in the borrower’s creditworthiness, and the value associated with these loans, including any loans originated for sale in the secondary market, may decline prior to being sold. We may be required to reduce the value of any loans we mark held for sale as a result, which could have a material adverse effect on our business, financial condition or results of operations.

The appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property may not accurately describe the net value of the collateral that we can realize.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in value in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our other real estate owned portfolio, or OREO, and to determine certain loan impairments. If any of these valuations are inaccurate, our consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations.

Our operations could be interrupted if certain external vendors on which we rely experience difficulty, terminate their services or fail to comply with banking laws and regulations.

We depend to a significant extent on relationships with third party service providers. Specifically, we utilize third party core banking services and receive credit card and debit card services, branch capture services, Internet banking services and services complementary to our banking products from various third party service providers. If these third party service providers experience difficulties or terminate their services and we are unable to replace them with other service providers, our operations could be interrupted. It may be difficult for us to replace some of our third party vendors, particularly vendors providing our core banking, credit card and debit card services, in a timely manner if they were unwilling or unable to provide us with these services in the future for any reason. If an interruption were to continue for a significant period of time, it could have a material adverse effect on our business, financial condition or results of operations. Even if we are able to replace them, it may be at higher cost to us, which could have a material adverse effect on our business, financial condition or results of operations. In addition, if a third party provider fails to provide the services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business, financial condition or results of operations.

We rely on dividends and other payments from our bank for substantially all of our revenue.

We are a separate and distinct legal entity from our bank, and we receive substantially all of our revenue from dividends and other payments from our bank. These dividends and payments are the principal source of funds to pay dividends on our capital stock and interest and principal on any debt we may have. Various federal and state laws and regulations limit the amount of dividends that our bank may pay to us. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In the event our bank is unable to pay dividends to us, we may not be able to service debt, pay obligations, or pay dividends on our common stock. The inability to receive dividends from our bank could have a material adverse effect on our business, financial condition or results of operations.

Loans that we make through certain federal programs are dependent on the federal government’s continuation and support of these programs and on our compliance with their requirements.

We participate in various U.S. government agency guarantee programs, including programs operated by the United States Department of Agriculture, Small Business Administration, Farm Service Administration and the United States Department of the Interior. We are responsible for following all applicable U.S. government agency regulations, guidelines and policies whenever we originate loans as part of these guarantee programs. If we fail to follow any applicable regulations, guidelines or policies associated with a particular guarantee program, any loans we originate as part of that program may lose the associated guarantee, exposing us to credit risk we would not otherwise be exposed to or underwritten as part of our origination process for U.S. government agency guaranteed loans, or result in our inability to continue originating loans under such programs. The loss of any guarantees for loans we have extended under U.S. government agency guarantee programs or the loss of our ability to participate in such programs could have a material adverse effect on our business, financial condition or results of operations.

We depend on the accuracy and completeness of information about clients and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers or counterparties or of other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate, fraudulent or misleading financial statements, credit reports or other financial information could result in loan losses, reputational damage or other effects that could have a material adverse effect on our business, financial condition or results of operations.

Downgrades to the credit rating of the U.S. government or of its securities or any of its agencies by one or more of the credit ratings agencies could have a material adverse effect on general economic conditions, as well as our business.

On August 5, 2011, Standard & Poor’s cut the credit rating of the U.S. federal government’s long-term sovereign debt from AAA to AA+, while also keeping its outlook negative. Moody’s had lowered its own outlook for the same debt to “Negative” on August 2, 2011, and Fitch also lowered its outlook for the same debt to “Negative,” on November 28, 2011. Last year, both Moody’s and Standard & Poor’s revised their outlooks from “Negative” to “Stable,” and on March 21, 2014, Fitch revised its outlook from “Negative” to “Stable.” Further downgrades of the U.S. federal government’s sovereign credit rating, and the perceived creditworthiness of U.S. government-backed obligations, could impact our ability to obtain funding that is collateralized by affected instruments and our ability to access capital markets on favorable terms. Such downgrades could also affect the pricing of funding, when funding is available. A downgrade of the credit rating of the U.S. government, or of its agencies, government-sponsored enterprises or related institutions, agencies or instrumentalities, may also adversely affect the market value of such instruments and, further, exacerbate the other risks to which we are subject and any related adverse effects on our business, financial condition or results of operations.

Our internal controls, processes and procedures may fail or be circumvented.

Our internal controls, disclosure controls, processes and procedures, and corporate governance policies and procedures are based in part on certain assumptions and can provide only reasonable (not absolute) assurances that the objectives of the system are met. Any failure or circumvention of our controls, processes and procedures or failure to comply with regulations related to controls, processes and procedures could necessitate changes in those controls, processes and procedures, which may increase our compliance costs, divert management attention from our business or subject us to regulatory actions and increased regulatory scrutiny. Any of these could have a material adverse effect on our business, financial condition or results of operations.

Our accounting estimates and risk management processes rely on analytical and forecasting techniques and models.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with GAAP and reflect management’s judgment of the most appropriate manner to report our financial condition and results. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which may be reasonable under the circumstances, yet which may result in our reporting materially different results than would have been reported under a different alternative.

Certain accounting policies are critical to presenting our financial condition and results. They require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions or estimates. These critical accounting policies include credit risk management, the allowance for loan losses and unfunded commitments, FDIC indemnification asset and clawback liability, goodwill, core deposits and other intangibles and income taxes. Because of the uncertainty of estimates involved in these matters, we may be required to do one or more of the following: significantly increase the allowance for loan losses or sustain loan losses that are significantly higher than the reserve provided; recognize significant impairment on goodwill and other intangible asset balances; reduce the carrying value of an asset measured at fair value; or significantly increase our accrued tax liability. Any of these could have a material adverse effect on our business, financial condition or results of operations. For a discussion of our critical accounting policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and the Impact of Accounting Estimates.”

We rely extensively on models in managing many aspects of our business, and these models may be inaccurate or misinterpreted.

We rely extensively on models in managing many aspects of our business, including liquidity and capital planning, customer selection, credit and other risk management, pricing, reserving and collections management. The models may prove in practice to be less predictive than we expect for a variety of reasons, including errors in constructing, interpreting or using the models or inaccurate assumptions (e.g., failures to update assumptions appropriately or in a timely manner). Our assumptions may be inaccurate for many reasons as they often involve matters that are inherently difficult to predict and beyond our control (e.g., macroeconomic conditions and their impact on behavior) and often involve complex interactions between a number of variables, factors and other assumptions. The errors or inaccuracies in our models may be material, and could lead us to make wrong or sub-optimal decisions in managing our business, and this could have a material adverse effect on our business, financial condition or results of operations.

We may have exposure to tax liabilities that are larger than we anticipate.

The tax laws applicable to our business activities, including the laws of the United States, South Dakota and other jurisdictions, are subject to interpretation and may change over time. From time to time, legislative initiatives, such as proposals for fundamental federal tax reform and corporate tax rate changes, which may impact our effective tax rate and could adversely affect our deferred tax assets or our tax positions or liabilities. The taxing authorities in the jurisdictions in which we operate may challenge our tax positions, which could increase our effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being higher than anticipated in jurisdictions that have higher statutory tax rates or by changes in tax laws, regulations or accounting principles. We are subject to regular audit and review by U.S. federal and state tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our provision for income taxes and other liabilities requires significant judgment by management. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and could have a material adverse effect on our financial results in the period or periods for which such determination is made.

Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming and may strain our resources.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to implement specific corporate governance practices and adhere to a variety of reporting requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and the related rules and regulations of the SEC, as well as the rules of             . The Exchange Act will require us to file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley will require, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Compliance with these requirements will place significant additional demands on our legal, accounting and finance staff and on our accounting, financial and information systems and will increase our legal and accounting compliance costs as well as our compensation expense as we may be required to hire additional accounting, tax, finance and legal staff. As a public company we may also need to enhance our investor relations and corporate communications functions and attract additional qualified board members. These additional efforts may strain our resources and divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition or results of operations.

In accordance with Section 404 of Sarbanes-Oxley, our management will be required to conduct an annual assessment of the effectiveness of our internal control over financial reporting and include a report on these internal controls in the annual reports we will file with the SEC on Form 10-K. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal controls until the later of the year following the first annual report required to be filed with the SEC and the date on which we are no longer an “emerging growth company.” When required, this process will require significant documentation of policies, procedures and systems, review of that documentation by our internal auditing and accounting staff and our outside independent registered public accounting firm, and testing of our internal control over financial reporting by our internal auditing and accounting staff and our outside independent registered public accounting firm. This process will involve considerable time and attention, may strain our internal resources, and will increase our operating costs. We may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter. If our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by             , the SEC or other regulatory authorities, which could require additional financial and management resources.

We are in the process of reviewing our internal control over financial reporting and are establishing formal policies, processes and practices related to financial reporting and to the identification of key financial reporting risks, assessment of their potential impact and linkage of those risks to specific areas and controls within our organization. If we are not able to implement the requirements of Section 404 in a timely and capable manner, we may be subject to adverse regulatory consequences and there could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. This could have a material adverse effect on business, financial condition or results of operations.

If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.

We have identified a material weakness in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified resulted from the fact that we did not have sufficient financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations assisting in the preparation and review of our consolidated financial statements included in this prospectus. As such, our controls over financial reporting were not operating effectively, and there were adjustments required in connection with the preparation of our consolidated financial statements included in this prospectus.

In response to this material weakness, we plan to hire and utilize additional qualified personnel within our financial reporting function in the future to assist with the preparation and review of future financial statements. However, we cannot assure you that we will be successful in implementing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have not yet remediated our existing material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses.

If we fail to remediate our existing material weakness or to meet the demands that will be placed upon us as a public company, including the requirements of Sarbanes-Oxley, we may be unable to accurately report our financial results, or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Sarbanes-Oxley, when and as applicable, could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. We cannot assure you that we will be able to remediate this material weakness in a timely manner, or at all, or that in the future, additional material weaknesses will not exist or otherwise be discovered. If our efforts to remediate the material weakness identified are not successful, or if other material weaknesses or other deficiencies occur, our ability to accurately and timely report our financial position could be impaired, which could result in late filings of our annual and quarterly reports under the Exchange Act, restatements of our consolidated financial statements, a decline in our stock price, suspension or delisting of our common stock from             , and could have a material adverse effect on our business, results of operations or financial condition. Even if we are able to report our financial statements accurately and in a timely manner, the existence or continued disclosure of material weaknesses in our future filings with the SEC could cause our reputation to be harmed and our stock price to decline significantly.

We have not performed an evaluation of our internal control over financial reporting, as contemplated by Section 404 of Sarbanes-Oxley, nor have we engaged our independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date reported in our financial statements. Had we performed such an evaluation or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies, including additional material weaknesses and significant deficiencies, may have been identified. In addition, the JOBS Act provides that, so long as we qualify as an “emerging growth company,” we will be exempt from the provisions of Section 404(b) of Sarbanes-Oxley, which would require that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. We may take advantage of this exemption so long as we qualify as an “emerging growth company.”

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from various reporting and other requirements applicable to emerging growth companies, our common stock could be less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will have the option to take advantage of certain exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these and other exemptions until we are no longer an emerging growth company. Further, the JOBS Act allows us to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations and provide less than five years of selected financial data in this prospectus.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period is irrevocable.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year during which we have total annual gross revenues of $1.0 billion or more, (ii) the end of the fiscal year following the fifth anniversary of the completion of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt and (iv) the end of the fiscal year in which the market value of our equity securities that are held by non-affiliates exceeds $700 million as of June 30 of that year.

We are subject to environmental liability risk associated with our bank branches and any real estate collateral we acquire upon foreclosure.

During the ordinary course of business, we may foreclose on and take title to properties securing certain loans that we have originated or acquired. We also have an extensive branch network, owning separate branch locations throughout the areas we serve. For any real property that we may possess, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage and costs of complying with applicable environmental regulatory requirements. Failure to comply with such requirements can result in penalties. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property’s value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition or results of operations.

We may be alleged to have infringed upon intellectual property rights owned by others, or may be unable to protect our intellectual property.

Competitors or other third parties may allege that we, or consultants or other third parties retained or indemnified by us, infringe on their intellectual property rights. We also may face allegations that our employees have misappropriated intellectual property of their former employers or other third parties. Given the complex, rapidly changing and competitive technological and business environment in which we operate, and the potential risks and uncertainties of intellectual property-related litigation, an assertion of an infringement claim against us may cause us to spend significant amounts to defend the claim (even if we ultimately prevail); to pay significant money damages; to lose significant revenues; to be prohibited from using the relevant systems, processes, technologies or other intellectual property; to cease offering certain products or services or to incur significant license, royalty or technology development expenses. Moreover, it has become common in recent years for individuals and groups to purchase intellectual property assets for the sole purpose of making claims of infringement and attempting to extract settlements from companies like ours. Even in instances where we believe that claims and allegations of intellectual property infringement against us are without merit, defending against such claims is time consuming and expensive and could result in the diversion of time and attention of our management and employees. In addition, although in some cases a third party may have agreed to indemnify us for such costs, such indemnifying party may refuse, or be unable, to uphold its contractual obligations.

Moreover, we rely on a variety of measures to protect our intellectual property and proprietary information, including copyrights, trademarks, patents and controls on access and distribution. These measures may not prevent misappropriation or infringement of our intellectual property or proprietary information and a resulting loss of competitive advantage, and in any event, we may be required to litigate to protect our intellectual property and proprietary information from misappropriation or infringement by others, which is expensive, could cause a diversion of resources and may not be successful. Third parties may challenge, invalidate or circumvent our intellectual property, or our intellectual property may not be sufficient to provide us with competitive advantages. In addition, the usage of branding that could be confused with ours could create negative perceptions and risks to our brand and reputation. Our competitors or other third parties may independently design around or develop technology similar to ours or otherwise duplicate our services or products such that we could not assert our intellectual property rights against them. In addition, our contractual arrangements may not effectively prevent disclosure of our intellectual property or confidential and proprietary information or provide an adequate remedy in the event of an unauthorized disclosure.

We may be subject to claims and litigation pertaining to our fiduciary responsibilities.

Some of the services we provide, such as trust and investment services, require us to act as fiduciaries for our customers and others. From time to time, third parties make claims and take legal action against us pertaining to the performance of our fiduciary responsibilities. If these claims and legal actions are not resolved in a manner favorable to us, we may be exposed to significant financial liability or our reputation could be damaged. Either of these results may adversely impact demand for our products and services or otherwise have a material adverse effect on our business, financial condition or results of operations.

Changes in our accounting policies or in accounting standards could materially affect how we report our financial results and condition.

From time to time, the Financial Accounting Standards Board, or the FASB, and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. As a result of changes to financial accounting or reporting standards, whether promulgated or required by the FASB or other regulators, we could be required to change certain of the assumptions or estimates we have previously used in preparing our financial statements, which could negatively impact how we record and report our results of operations and financial condition generally. For additional information on the key areas for which assumptions and estimates are used in preparing our financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and the Impact of Accounting Estimates.”

Risks Related to the Regulatory Oversight of Our Business

The banking industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a significant adverse effect on our operations.

The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, federal deposit insurance funds and the banking system as a whole, not for the protection of our stockholders and creditors. We are subject to regulation and supervision by the Board of Governors of the Federal Reserve System, or the Federal Reserve, and our bank is subject to regulation and supervision by the FDIC and the Division of Banking of the South Dakota Department of Labor and Regulation, or the South Dakota Division of Banking. The laws and regulations applicable to us govern a variety of matters, including permissible types, amounts and terms of loans and investments we may make, the maximum interest rate that may be charged, the amount of reserves we must hold against deposits we take, the types of deposits we may accept and the rates we may pay on such deposits, maintenance of adequate capital and liquidity, changes in the control of us and our bank, restrictions on dividends and establishment of new offices. We must obtain approval from our regulators before engaging in certain activities, and there can be no assurance that any regulatory approvals we may require will be obtained, either in a timely manner or at all. Our regulators also have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute an unsafe or unsound banking practice. Our failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in sanctions by regulatory agencies, civil money penalties or damage to our reputation, all of which could have a material adverse effect our business, financial condition or results of operations.

Since the recent financial crisis, federal and state banking laws and regulations, as well as interpretations and implementations of these laws and regulations, have undergone substantial review and change. In particular, the Dodd-Frank Act drastically revised the laws and regulations under which we operate. Financial institutions generally have also been subjected to increased scrutiny from regulatory authorities. These changes and increased scrutiny may result in increased costs of doing business, decreased revenues and net income, may reduce our ability to effectively compete to attract and retain customers, or make it less attractive for us to continue providing certain products and services. Any future changes in federal and state law and regulations, as well as the interpretations and implementations of such laws and regulations, could affect us in substantial and unpredictable ways, including those listed above or other ways that could have a material adverse effect on our business, financial condition or results of operations.

We will be subject to heightened regulatory requirements if we exceed $10 billion in assets.

Based on our historic organic growth rates, we expect that our total assets and our bank’s total assets could exceed $10 billion over the next two to five years, or sooner if we engage in any acquisitions. The Dodd-Frank Act and its implementing regulations impose various additional requirements on bank holding companies with $10 billion or more in total assets, including compliance with portions of the Federal Reserve’s enhanced prudential oversight requirements and annual stress testing requirements. In addition, banks with $10 billion or more in total assets are primarily examined by the Consumer Financial Protection Bureau, or CFPB, with respect to various federal consumer financial protection laws and regulations. Currently, our bank is subject to regulations adopted by the CFPB, but the FDIC is primarily responsible for examining our bank’s compliance with consumer protection laws and those CFPB regulations. As a relatively new agency with evolving regulations and practices, there is uncertainty as to how the CFPB’s examination and regulatory authority might impact our business.

Compliance with these requirements may necessitate that we hire additional compliance or other personnel, design and implement additional internal controls, or incur other significant expenses, any of which could have a material adverse effect on our business, financial condition or results of operations. Compliance with the annual stress testing requirements, part of which must be publicly disclosed, may also be misinterpreted by the market generally or our customers and, as a result, may adversely affect our stock price or our ability to retain our customers or effectively compete for new business opportunities. To ensure compliance with these heightened requirements when effective, our regulators may require us to fully comply with these requirements or take actions to prepare for compliance even before our or our bank’s total assets equal or exceed $10 billion. As a result, we may incur compliance-related costs before we might otherwise be required, including if we do not continue to grow at the rate we expect or at all. Our regulators may also consider our preparation for compliance with these regulatory requirements when examining our operations generally or considering any request for regulatory approval we may make, even requests for approvals on unrelated matters.

We continue to be subject to regulation and supervision as a subsidiary of NAB.

As long as we continue to be controlled by NAB for purposes of the BHC Act, NAB’s regulatory status may impact our regulatory status and hence our ability to expand by acquisition or engage in new activities. For example, unsatisfactory examination ratings or enforcement actions regarding NAB could impact our ability or preclude us from obtaining any necessary approvals or informal clearance for the foregoing. Furthermore, to the extent that we are required to obtain regulatory approvals under the BHC Act to make acquisitions or expand our activities, as long as NAB controls us, NAB would also be required to obtain BHC Act approvals for such acquisitions or activities as well. In addition, because we will continue to be partially owned by NAB for a period of time following completion of this offering, we are also subject to regulation and supervision by APRA. APRA has broad powers to give legally enforceable directions to NAB in certain circumstances. See “Supervision and Regulation—Regulatory Impact of Control by NAB” for more information.

We are required to act as a source of financial and managerial strength for our bank in times of stress.

Under federal law and longstanding Federal Reserve policy, we are expected to act as a source of financial and managerial strength to our bank, and to commit resources to support our bank if necessary. We may be required to commit additional resources to our bank at times when we may not be in a financial position to provide such resources or when it may not be in our, or our stockholders’ or creditors’, best interests to do so. Providing such support is more likely during times of financial stress for us and our bank, which may make any capital we are required to raise to provide such support more expensive than it might otherwise be. In addition, any capital loans we make to our bank are subordinate in right of payment to depositors and to certain other indebtedness of our bank. In the event of our bankruptcy, any commitment by us to a federal banking regulator to maintain the capital of our bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

We may be subject to more stringent capital requirements in the future.

We are subject to regulatory requirements specifying minimum amounts and types of capital that we must maintain. From time to time, the regulators change these regulatory capital adequacy guidelines. If we fail to meet these minimum capital guidelines and other regulatory requirements, we or our subsidiaries may be restricted in the types of activities we may conduct and we may be prohibited from taking certain capital actions, such as paying dividends and repurchasing or redeeming capital securities.

In particular, the capital requirements applicable to us under the recently adopted capital rules implementing the Basel III capital framework in the United States will begin to be phased-in starting in 2015. Once these new rules take effect, we will be required to satisfy additional, more stringent, capital adequacy standards than we have in the past. In addition, if we become subject to annual stress testing requirements, our stress test results may have the effect of requiring us to comply with even greater capital requirements. While we expect to meet the requirements of the new Basel III-based capital rules, we may fail to do so. In addition, these requirements could have a negative impact on our ability to lend, grow deposit balances, make acquisitions or make capital distributions in the form of dividends or share repurchases. Higher capital levels could also lower our return on equity.

Litigation and regulatory actions, including possible enforcement actions, could subject us to significant fines, penalties, judgments or other requirements resulting in increased expenses or restrictions on our business activities.

Our business is subject to increased litigation and regulatory risks as a result of a number of factors, including the highly regulated nature of the financial services industry and the focus of state and federal prosecutors on banks and the financial services industry generally. This focus has only intensified since the recent financial crisis, with regulators and prosecutors focusing on a variety of financial institution practices and requirements, including foreclosure practices, compliance with applicable consumer protection laws (including, in foreign jurisdictions, products similar to our fixed-term tailored business loan products), classification of held for sale assets and compliance with anti-money laundering statutes, the Bank Secrecy Act and sanctions imposed by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

In the normal course of business, from time to time, we are or have been named as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our business activities. Certain of the legal actions included claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In addition, while the arbitration provisions in certain of our customer agreements historically have limited our exposure to consumer class action litigation, there can be no assurance that we will be successful in enforcing our arbitration clause in the future. We may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding our business. Any such legal or regulatory actions may subject us to substantial compensatory or punitive damages, significant fines, penalties, obligations to change our business practices or other requirements resulting in increased expenses, diminished income and damage to our reputation. Our involvement in any such matters, even if the matters are ultimately determined in our favor, could also cause significant harm to our reputation and divert management attention from the operation of our business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could be material to our business, results of operations, financial condition and cash flows depending on, among other factors, the level of our earnings for that period, and could have a material adverse effect on our business, financial condition or results of operations.

Increases in FDIC insurance premiums may adversely affect our earnings.

Our bank’s deposits are insured by the FDIC up to legal limits and, accordingly, our bank is subject to FDIC deposit insurance assessments. We generally cannot control the amount of premiums our bank will be required to pay for FDIC insurance. Once our bank exceeds $10 billion in assets, the method for calculating its FDIC assessments will change and we expect our bank’s FDIC assessments will increase as a result. See “Supervision and Regulation—Deposit Insurance.” In addition, the FDIC recently increased the deposit insurance fund’s target reserve ratio to 2.0% of insured deposits following the Dodd-Frank Act’s elimination of the 1.5% cap on the insurance fund’s reserve ratio and has put in place a restoration plan to restore the deposit insurance fund to its 1.35% minimum reserve ratio mandated by the Dodd-Frank Act by September 30, 2020. Additional increases in assessment rates may be required in the future to achieve this targeted reserve ratio. In addition, higher levels of bank failures in recent years and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put pressure on the deposit insurance fund. In response, the FDIC increased assessment rates on insured institutions, charged a special assessment to all insured institutions as of June 30, 2009, and required banks to prepay three years’ worth of premiums on December 30, 2009. If there are additional financial institution failures, our bank may be required to pay even higher FDIC insurance premiums than the recently increased levels, or the FDIC may charge additional special assessments. Future increases of FDIC insurance premiums or special assessments could have a material adverse effect on our business, financial condition or results of operations.

We are subject to the CRA and fair lending laws, and our failure to comply with these laws could lead to material penalties.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful challenge to an institution’s performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including the required payment of damages and civil money penalties, injunctive relief, imposition of restrictions on mergers and acquisitions activity and restrictions on expansion. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. The costs of defending, and any adverse outcome from, any such challenge could damage our reputation or could have a material adverse effect on our business, financial condition or results of operations.

Regulations relating to privacy, information security and data protection could increase our costs, affect or limit how we collect and use personal information and adversely affect our business opportunities.

We are subject to various privacy, information security and data protection laws, including requirements concerning security breach notification, and we could be negatively impacted by these laws. For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to “opt out” of any information sharing by us with nonaffiliated third parties (with certain exceptions) and (iii) requires we develop, implement and maintain a written comprehensive information security program containing safeguards appropriate based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Moreover, legislators and regulators in the United States are increasingly adopting or revising privacy, information security and data protection laws that potentially could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer or employee information, and some of our current or planned business activities. This could also increase our costs of compliance and business operations and could reduce income from certain business initiatives. This includes increased privacy-related enforcement activity at the federal level, by the Federal Trade Commission, as well as at the state level, such as with regard to mobile applications.

Compliance with current or future privacy, data protection and information security laws (including those regarding security breach notification) affecting customer or employee data to which we are subject could result in higher compliance and technology costs and could restrict our ability to provide certain products and services, which could have a material adverse effect on our business, financial conditions or results of operations. Our failure to comply with privacy, data protection and information security laws could result in potentially significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition or results of operations.

Our use of third party vendors and our other ongoing third-party business relationships are subject to increasing regulatory requirements and attention.

We regularly use third party vendors as part of our business. We also have substantial ongoing business relationships with other third parties. These types of third party relationships are subject to increasingly demanding regulatory requirements and attention by our federal bank regulators. Recent regulation requires us to enhance our due diligence, ongoing monitoring and control over our third party vendors and other ongoing third party business relationships. In certain cases we may be required to renegotiate our agreements with these vendors to meet these enhanced requirements, which could increase our costs. We expect that our regulators will hold us responsible for deficiencies in our oversight and control of our third party relationships and in the performance of the parties with which we have these relationships. As a result, if our regulators conclude that we have not exercised adequate oversight and control over our third party vendors or other ongoing third party business relationships or that such third parties have not performed appropriately, we could be subject to enforcement actions, including civil money penalties or other administrative or judicial penalties or fines as well as requirements for customer remediation, any of which could have a material adverse effect our business, financial condition or results of operations.

Risks Related to Our FDIC-Assisted Acquisition of TierOne Bank

Our bank has purchased certain assets and assumed certain liabilities of TierOne Bank in an FDIC-assisted transaction.

On June 4, 2010, our bank acquired certain assets and assumed certain liabilities of TierOne Bank from the FDIC in an assisted transaction, which could present additional risks to our business. Although this transaction provides for FDIC assistance to our bank to mitigate certain risks, such as sharing exposure to loan losses and providing indemnification against certain liabilities of the former TierOne Bank, we are still subject to some of the same risks we face in acquiring another bank in a negotiated transaction, including risks associated with maintaining customer relationships and failure to realize the anticipated acquisition benefits in the amounts and within the timeframes we expect.

Our decisions regarding the fair value of assets acquired and our estimated loss-sharing indemnification asset may be inaccurate.

We make various assumptions and judgments about the collectability of acquired loan portfolios, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of secured loans. In the FDIC-assisted transaction, we recorded a fair value adjustment and a related loss-sharing indemnification asset, representing 80% of expected credit losses. We have subsequently analyzed the portfolio on a regular basis, taking into account historical loss experience, volume and classification of loans, volume and trends in delinquencies and nonaccruals, local economic conditions and other pertinent information. As a result of these analyses, we have recorded allowance for loan losses, partially offset by additional indemnification assets, to address subsequent impairment in certain loans and pools of loans. While we believe that our current levels of fair value adjustments and allowance for loan losses are adequate to absorb future losses that may occur in the acquired loan portfolio, if our assumptions are incorrect, our actual losses could be higher than estimated and increased loss reserves may be needed to respond to different economic conditions or adverse developments in the acquired loan portfolio. Any increase in future loan losses could have a material adverse effect on our business, financial condition or results of operations.

Our ability to obtain reimbursement under the loss-sharing agreements on covered assets depends on our compliance with the terms of the loss-sharing agreements.

The loss-sharing agreements contain specific terms and conditions regarding the management of the covered assets that our bank must follow to receive reimbursement on losses from the FDIC. As of March 31, 2014, $292.0 million of loans and $19.4 million of OREO was eligible for reimbursement to our bank. Under the loss-sharing agreements, our bank must, among other things:

•	manage and administer the covered assets in a manner consistent with its usual and prudent business and banking practices and, with respect to single family shared-loss loans, the procedures (including collection procedures) customarily employed by our bank in servicing and administering mortgage loans for its own account and the servicing procedures established by FNMA or the Federal Home Loan Mortgage Corporation, as in effect from time to time, and in accordance with accepted mortgage servicing practices of prudent lending institutions;

•	exercise its best judgment in managing, administering and collecting amounts on covered assets;

•	use commercially reasonable efforts to maximize recoveries with respect to losses on single family shared-loss assets and best efforts to maximize collections with respect to commercial shared-loss assets;

•	retain sufficient staff to perform the duties under the loss-sharing agreements;

•	adopt and implement accounting, reporting, record-keeping and similar systems with respect to the commercial shared-loss assets;

•	comply with the terms of the modification guidelines approved by the FDIC or another federal agency for any single-family shared-loss loan;

•	provide notice with respect to proposed transactions pursuant to which a third party or affiliate will manage, administer or collect any commercial shared-loss assets;

•	file monthly and quarterly certificates with the FDIC specifying the amount of losses, charge-offs and recoveries;

•	undergo periodic reviews by the FDIC and their agents to assess our bank’s operations and compliance with these requirements; and

•	maintain books and records sufficient to ensure and document compliance with the terms of the loss- sharing agreements.

The terms of the loss-sharing agreements are extensive and failure to comply with any of the guidelines could result in a specific asset or group of assets permanently losing their loss-sharing coverage. No assurances can be given that we will manage the covered assets in such a way as to always maintain loss-sharing coverage on all such assets and fully recover the value of our loss-sharing asset, and any loss-sharing coverage could have a material adverse effect on our business, financial condition or results of operations.

Risks Related to Our Controlling Stockholder

NAB will continue to have significant control over us following the completion of this offering, and its interests may conflict with ours or yours in the future.

Immediately following this offering, NAB will indirectly beneficially own approximately     % of our common stock (or % if the underwriters’ option to purchase additional shares of common stock is exercised in full). As a result, NAB will have significant control over us. Going forward, NAB’s degree of control will depend on, among other things, its level of ownership of our common stock and its ability to exercise certain rights under the terms of the Stockholder Agreement that we will enter into with NAB in connection with this offering.

Under the Stockholder Agreement, NAB will be entitled to designate nominees for election to our board of directors (the number of which will depend on its level of ownership) and make certain appointments to committees of our board. For so long as NAB controls more than 50% of our outstanding common stock, it will be able to determine the outcome of all matters requiring approval of stockholders, cause or prevent a change of control of our company and preclude all unsolicited acquisitions of our company, including transactions that may be in the best interests of our stockholders. Further, for the period following the completion of this offering until 12 months after the date when NAB ceases to control 50% or more of our outstanding common stock, NAB may be able to designate a majority of the nominees for election to our board of directors. In addition, for so long as NAB continues to control us for bank regulatory purposes, we will still be required to obtain NAB’s prior written approval before undertaking (or permitting or authorizing any of our subsidiaries to undertake) various significant corporate actions, including engaging in certain business activities, certain mergers and acquisitions, change of control transactions, entrance into material joint ventures, issuance of common stock (subject to certain exceptions), incurrence or guarantee of indebtedness in excess of certain thresholds (subject to certain exceptions), termination of our or our bank’s Chief Executive Officer or Chief Financial Officer and certain other significant transactions. NAB’s concentration of voting power and veto rights could deprive stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company, and could affect the market price of our common stock. In addition, NAB’s interests may differ from our interests or those of our other stockholders, and NAB may affect the management of our business or may not exercise its voting power or consent rights in a manner favorable to our other stockholders. See “Our Relationship with NAB and Certain Other Related Party Transactions—Our Relationship with NAB—Stockholder Agreement.” We will also continue to be subject to the regulatory supervision applicable to NAB and companies under its control. See “—Risks Related to the Regulatory Oversight of Our Business.” Accordingly, NAB’s control over us and the consequences of such control could have a material adverse effect on our business and business prospects and negatively impact the trading price of our common stock.

We may fail to replicate or replace functions, systems and infrastructure provided by NAB before this offering, and NAB may fail to perform the services provided for in the Transitional Services Agreement.

Although, historically, we have operated largely as a standalone company without significant services being received from NAB, NAB has provided certain financial, personnel and administrative support to us. Following this offering, NAB will have no obligation to provide any support to us other than the limited services that will be provided pursuant to a Transitional Services Agreement described in “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Transitional Services Agreement.” Under this agreement, NAB has agreed to continue to provide us with some services, including treasury, insurance and certain derivative and loan accounting services for a period of time following the offering. We do not intend to enter into transitional agreements with NAB regarding other services, such as external financial reporting, external communications or investor relations matters, and NAB may fail to perform the services provided for in the Transitional Services Agreement. As a result, we may need to expand aspects of our infrastructure to enable us to operate as a fully standalone public company. Expanding the infrastructure will involve substantial costs and, potentially, hiring and integrating new employees and integrating the new and expanded infrastructure with our existing infrastructure and, in some cases, the infrastructure of third parties. We may be unable to expand the infrastructure to the extent required, in the time required, or at the costs anticipated, and without disrupting our ongoing business operations in a material way, all of which could have a material adverse effect on our business, financial condition or results of operations. Moreover, while our management team includes personnel with significant experience operating our business within a combined group owned by a public company, they do not have experience managing our business as a public company. Further, some of our senior executives own interests in NAB that may be material to them.

In addition, although we will negotiate the terms of our Transitional Services Arrangement on an arms’-length basis, we cannot assure you that we could not obtain these services at the same or better levels or at the same or lower costs from third party providers. As a result, when NAB ceases providing these services at the later of the date when NAB ceases to beneficially own at least 50% of our outstanding common stock and the twelve-month anniversary of the completion of this offering, our costs of procuring these services or comparable replacement services may increase, may result in service interruptions and may divert management attention from other aspects of our operations.

As long as NAB owns a majority of our common stock, we will rely on certain of the exemptions from the corporate governance requirements of              available for “controlled companies.”

Upon the completion of this offering, we will be a “controlled company” within the meaning of the corporate governance listing standards of              because NAB will continue to own more than 50% of our outstanding common stock. A controlled company may elect not to comply with certain corporate governance requirements of             . Consistent with this, the Stockholder Agreement will provide that, so long as we are a controlled company, we will not be required to comply with the requirements to have a majority of independent directors or to have the governance and nominating committee and compensation committee of our board of directors consist entirely of independent directors. Upon completion of this offering, as many as six of our nine directors, including at least one member of each of the governance and nominating committee and compensation committee of our board of directors may not qualify as “independent directors” under the applicable rules of . As a result, you will not have certain of the protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of         .

Our historical consolidated financial information may not reflect the results we would have achieved as a company separate from NAB and may not be a reliable indicator of our future results.

The historical consolidated financial information included in this prospectus may not reflect the financial condition, results of operations or cash flows we would have achieved as a company separate from NAB during the periods presented and may not be a reliable indicator of our future results. For example, as described in “—Risks Related to Our Business—Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time consuming and may strain our resources,” we may incur additional expenses as a result of this offering, including costs related to public company reporting, investor relations and compliance with Sarbanes-Oxley. Accordingly, our historical consolidated financial information should not be relied upon as representative or indicative of what our financial condition or results of operations would have been had we operated as a standalone company on the dates indicated. This information also should not be relied upon as representative or indicative of our future financial condition, results of operations or cash flows.

NAB may not complete the divestiture of our common stock that it owns as planned or at all.

On                     , 2014, NAB announced that it intends to divest itself of our bank, consistent with its strategy of focusing on its core Australian and New Zealand franchise. This offering of              shares of our common stock by the NAB selling stockholder, representing     % of its ownership interest in our outstanding capital stock, is the first stage of NAB’s planned divestment. After the completion of this offering, NAB will indirectly beneficially own     % of our outstanding common stock (or     % if the underwriters’ option to purchase additional shares of common stock from the NAB selling stockholder is exercised in full).

Although NAB has indicated that it intends to divest 100% of its ownership in our company over time, subject to market conditions and other considerations, it may not be able to do so. Any delay by NAB in completing, or uncertainty about its ability or intention to complete, the divestiture of our common stock that it owns on the planned timetable, on the contemplated terms (including at the contemplated capital and liquidity levels), or at all, could have a material adverse effect on our company and the market price for our common stock.

Conflicts of interest and other disputes may arise between NAB and us that may be resolved in a manner unfavorable to us and our other stockholders.

Conflicts of interest may arise between NAB and us in connection with our past and ongoing relationships, and any future relationships we may establish. In particular, disputes may arise concerning our and NAB’s respective rights and obligations under the Stockholder Agreement, Transitional Services Agreement and Registration Rights Agreement to be entered into in connection with the completion of this offering. See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB.” In the ordinary course of its business, NAB may also engage in activities where NAB’s interests conflict or are competitive with our or our other stockholders’ interests. Further, those members of our board of directors nominated by NAB may have, or appear to have, conflicts of interest with respect to certain of our operations as a result any roles they may have as officers or employees of NAB or any of its affiliates or any investments or interests they may own in companies that compete with our business. Any of these disputes or conflicts of interests which arise may be resolved in a manner adverse to us or to our stockholders other than NAB and its affiliates. As a result, these disputes and conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or the market price of our common stock.

Risks Related to Our Common Stock

No prior public market exists for our common stock, and one may not develop.

Before this offering, there has not been a public trading market for our common stock, and an active trading market may not develop or be sustained after this offering. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price—or at all. The initial public offering price for our common stock sold in this offering will be determined by negotiations among the selling stockholder and the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your common stock at or above the price you paid in this offering—or at all.

Our stock price may be volatile, and you could lose part or all of your investment as a result.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price may fluctuate significantly in response to a variety of factors including, among other things:

•	actual or anticipated variations in our quarterly results of operations;

•	recommendations or research reports about us or the financial services industry in general published by securities analysts;

•	the failure of securities analysts to cover, or continue to cover, us after this offering;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	perceptions in the marketplace regarding us, our competitors or other financial institutions;

•	future sales of our common stock;

•	departure of our management team or other key personnel;

•	new technology used, or services offered, by competitors;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	changes or proposed changes in laws or regulations, or differing interpretations thereof affecting our business, or enforcement of these laws and regulations;

•	litigation and governmental investigations; and

•	geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events—such as economic slowdowns or recessions, interest rate changes or credit loss trends—could also cause our stock price to decrease regardless of operating results.

We may not pay dividends on our common stock in the future.

Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. Our board of directors may, in its sole discretion, change the amount or frequency of dividends or discontinue the payment of dividends entirely. In addition, we are a bank holding company, and our ability to declare and pay dividends is dependent on certain federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. See “Dividend Policy and Dividends” and “Supervision and Regulation—Dividends; Stress Testing.” As a consequence of these various limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our common stock. Any change in the level of our dividends or the suspension of the payment thereof could have a material adverse effect on the market price of our common stock.

Future sales of our common stock in the public market, including expected sales by NAB, could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock available for sale after completion of this offering or from the perception that such sales could occur. These sales, or the possibility that these sales may occur, also may make it more difficult for us to raise additional capital by selling equity securities in the future, at a time and price that we deem appropriate. Upon completion of this offering we will have a total of              outstanding shares of common stock. Of the outstanding shares, the shares sold in this offering (or              shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining              shares outstanding (or              shares if the underwriters exercise their option to purchase additional shares in full) beneficially owned by NAB after this offering, will be subject to certain restrictions on resale. We have agreed with the underwriters not to issue, sell, or otherwise dispose of or hedge any shares of our common stock, subject to certain exceptions, for the 180-day period following the date of this prospectus, without the prior consent of              and             . The selling stockholder and our officers and directors have entered into similar lock-up agreements with the underwriters. The underwriters may, at any time, release us, the selling stockholder or any of our officers or directors from this lock-up agreement and allow us to sell shares of our common stock within this 180-day period. In addition, any shares purchased through the directed share program described in this prospectus are subject to the same 180-day lockup period. See “Underwriting.”

Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market, subject, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that NAB will be considered an affiliate 180 days after this offering based on its expected share ownership, as well as its rights under the Stockholder Agreement we intend to enter into with NAB prior to the completion of this offering.

We intend to enter into a registration rights agreement with NAB prior to the completion of this offering that will grant NAB demand and “piggy-back” registration rights with respect to the shares of our common stock that NAB will be holding following the completion of this offering. NAB may exercise its demand and piggy-back registration rights at any time, subject to certain limitations, and any shares of our common stock registered pursuant to NAB’s registration rights will be freely tradable in the public market, other than any shares acquired by any of our affiliates. NAB has announced that this offering is the first stage of its planned divestment of its U.S. retail banking operations and that, subject to market conditions and other considerations, it intends to divest 100% of its ownership in our company over time.

As restrictions on resale end, the market price of our shares of common stock could drop significantly. The timing and manner of the sale of NAB’s remaining ownership of our common stock remains uncertain, and we have no control over the manner in which NAB may seek to divest such remaining shares. NAB could elect to sell its common stock in a number of different ways, including in a number of tranches via future registrations or, alternatively, by the sale of all or a significant tranche of such remaining shares to a single third-party purchaser. Any such sale would impact the price of our shares of common stock and there can be no guarantee that the price at which NAB is willing to sell its remaining shares will be at a level that our board of directors would be prepared to recommend to holders of our common stock or that you determine adequately values our shares of common stock.

We also intend to file a registration statement to register              shares of our common stock for issuance pursuant to awards granted under our omnibus incentive plan that we plan to adopt in connection with this offering. We may increase the number of shares registered for this purpose from time to time. Once we register and issue these shares, their holders will be able to sell them in the public market.

We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of shares of our common stock may have on the market price of our common stock. Sales or distributions of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may cause the market price of our common stock to decline. See “Shares Eligible for Future Sale.”

NAB may sell a controlling interest in us to a third party in a private transaction, which may not lead to your realization of any change-of-control premium on shares of our common stock and may subject us to the control of a presently unknown third party.

Following the completion of this offering, NAB will continue to beneficially own a significant equity interest of our company. NAB will have the ability, should it choose to do so, to sell some or all of its shares of our common stock in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company.

The ability of NAB to privately sell its shares of our common stock, with no requirement for a concurrent offer to be made to acquire all of the shares of our outstanding common stock that will be publicly traded hereafter, could prevent you from realizing any change-of-control premium on your shares of our common stock that may accrue to NAB on its private sale of our common stock. In addition, if NAB privately sells its significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have interests that conflict with those of other stockholders. In addition, if NAB sells a controlling interest in us to a third party, NAB may terminate the Transitional Services Agreement and other transitional arrangements, and our other commercial agreements and relationships could be impacted, all of which may adversely affect our ability to run our business as described in this prospectus and could have a material adverse effect on our business, financial condition or results of operations.

Certain banking laws and certain provisions of our certificate of incorporation may have an anti-takeover effect.

Provisions of federal banking laws, including regulatory approval requirements, could make it difficult for a third party to acquire us, even if doing so would be perceived to be beneficial to our stockholders. Acquisition of 10% or more of any class of voting stock of a bank holding company or depository institution, including shares of our common stock, creates a rebuttable presumption that the acquirer “controls” the bank holding company or depository institution. Also, a bank holding company must obtain the prior approval of the Federal Reserve before, among other things, acquiring direct or indirect ownership or control of more than 5% of the voting shares of any bank, including our bank.

There also are provisions in our amended and restated certificate of incorporation to be effective prior to the completion of this offering, such as limitations on the ability to call a special meeting of our stockholder, and the classification of our board of directors into three separate classes each serving for three-year terms, that may be used to delay or block a takeover attempt. In addition, our board of directors will be authorized under our amended and restated certificate of incorporation to issue shares of our preferred stock, and determine the rights, terms conditions and privileges of such preferred stock, without stockholder approval. These provisions may effectively inhibit a non-negotiated merger or other business combination, which, in turn, could have a material adverse effect on the market price of our common stock.

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our amended and restated certificate of incorporation to be effective prior to the completion of this offering will provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf,

(ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. This choice of forum provision may limit our stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and our directors, officers, employees and agents. Alternatively, if a court were to find this provision of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would,” “annualized” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

A number of important factors could cause our actual results to differ materially from those indicated in these forward-looking statements, including those factors identified in “Risk Factors” or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or the following:

•	current and future economic and market conditions in the United States generally or in our states in particular, including the rate of growth and employment levels;

•	changes in market interest rates;

•	the geographic concentration of our operations, and our concentration on originating business and agribusiness loans;

•	the relative strength or weakness of the agricultural and commercial credit sectors and of the real estate markets in the markets in which our borrowers are located;

•	declines in the market prices for agricultural products for any reason;

•	our ability to effectively execute our strategic plan and manage our growth;

•	our ability to successfully manage our credit risk and the sufficiency of our allowance for loan loss;

•	our ability to attract and retain skilled employees or changes in our management personnel;

•	our ability to effectively compete with other financial services companies and the effects of competition in the financial services industry on our business;

•	changes in the demand for our products and services;

•	the effectiveness of our risk management and internal disclosure controls and procedures;

•	fluctuations in the values of our assets and liabilities and off-balance sheet exposures;

•	our ability to attract and retain customer deposits;

•	our access to sources of liquidity and capital to address our liquidity needs;

•	possible changes in trade, monetary and fiscal policies of, and other activities undertaken by, governments, agencies, central banks and similar organizations;

•	our ability to identify and address cyber-security risks;

•	any failure or interruption of our information and communications systems;

•	our ability to keep pace with technological changes;

•	our ability to successfully develop and commercialize new or enhanced products and services;

•	possible impairment of our goodwill and other intangible assets, or any adjustment of the valuation of our deferred tax assets;

•	the effects of problems encountered by other financial institutions;

•	the effects of geopolitical instability, including war, terrorist attacks, and man-made and natural disasters;

•	the effects of the failure of any component of our business infrastructure provided by a third party;

•	the impact of, and changes in applicable laws, regulations and accounting standards and policies;

•	market perceptions associated with our separation from NAB and other aspects of our business;

•	our likelihood of success in, and the impact of, litigation or regulatory actions;

•	our inability to receive dividends from our bank and to service debt, pay dividends to our common stockholders and satisfy obligations as they become due;

•	the effect of NAB’s control over us following completion of this offering;

•	the incremental costs of operating as a standalone public company;

•	our ability to retain service providers to perform oversight or control functions or services that have otherwise been performed in the past by NAB; and

•	damage to our reputation from any of the factors described above, in “Risk Factors” or in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be considered an exhaustive list and should be read together with the other cautionary statements included in this prospectus. If one or more events related to this or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of common stock being sold in this offering. All of the shares in this offering are being sold by the NAB selling stockholder. See “Principal and Selling Stockholder.” All proceeds from the sale of these shares, net of underwriters’ discounts and offering expenses, will be received by the NAB selling stockholder, a subsidiary of NAB.

DIVIDEND POLICY AND DIVIDENDS

Dividend Policy

Following this offering, we intend to pay quarterly cash dividends on our common stock at an initial amount of approximately $             per share.

Although we expect to pay dividends according to our dividend policy, we may elect not to pay dividends. Any declarations of dividends will be at the discretion of our board of directors. In determining the amount of any future dividends, our board of directors will take into account: (i) our financial results; (ii) our available cash, as well as anticipated cash requirements (including debt servicing); (iii) our capital requirements and the capital requirements of our subsidiaries (including our bank); (iv) contractual, legal, tax and regulatory restrictions on, and implications of, the payment of dividends by us to our stockholders or by our bank to us; (v) general economic and business conditions; and (vi) any other factors that our board of directors may deem relevant. Therefore, there can be no assurance that we will pay any dividends to holders of our stock, or as to the amount of any such dividends. See “Risk Factors—Risks Related to Our Common Stock—We may not pay dividends on our common stock in the future” and “Material U.S. Federal Tax Considerations for Non-U.S. Holders of Our Common Stock—Dividends.”

As a bank holding company, we are subject to certain restrictions on the amount of dividends that we may declare. Federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In addition, under the DGCL, we may only pay dividends from legally available surplus or, if there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and the preceding fiscal year. Surplus is generally defined as the excess of the fair value of our total assets over the sum of the fair value of our total liabilities plus the aggregate par value of our issued and outstanding capital stock.

Our ability to declare and pay dividends on our stock is also subject to numerous limitations applicable to bank holding companies under federal and state banking laws, regulations and policies. In general, dividends by our bank may only be declared from its net profits and may be declared no more than once per calendar quarter. The approval of the South Dakota Director of Banking is required if our bank seeks to pay aggregate dividends during any calendar year which would exceed the sum of its net profits from the year to date and retained net profits from the preceding two years, minus any required transfers to surplus. Moreover, under the Federal Deposit Insurance Act, or FDIA, an insured depository institution may not pay any dividends if the institution is undercapitalized or if the payment of the dividend would cause the institution to become undercapitalized. In addition, the federal bank regulatory agencies have issued policy statements which provide that FDIC-insured depository institutions and their holding companies should generally pay dividends only out of their current operating earnings. In addition, because we are a holding company and do not engage directly in business activities of a material nature, our ability to pay dividends on our stock depends primarily upon our receipt of dividends from our bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See “Supervision and Regulation—Dividends; Stress Testing” for more information on federal and state banking laws, regulations and policies limiting our and our bank’s ability to declare and pay dividends. The current and future dividend policy of our bank is also subject to the discretion of its board of directors. Our bank is not obligated to pay dividends to us. For additional information, see “Risk Factors—Risks Related to Our Business—We rely on dividends and other payments from our bank for substantially all of our revenue” and “Risk Factors—Risks Related to Our Common Stock—We may not pay dividends on our common stock in the future.”

None of the indentures governing our outstanding junior subordinated debentures contain covenants limiting our ability or the ability of our subsidiaries to pay dividends, absent a default under the terms of the indenture, or under our guarantee of the trust preferred securities issued by our affiliate that owns the applicable debentures, or a deferral of the payment of interest on such debentures in accordance with the terms of the applicable indenture.

Under our amended and restated certificate of incorporation to be effective prior to the completion of this offering, holders of our common stock and non-voting common stock will be equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. No shares of our non-voting common stock will be outstanding immediately following this offering.

Our Historical Dividends

Prior to this offering, GWBI declared and paid dividends to NAI, as the sole beneficial owner of our common stock, on a semi-annual basis. GWBI declared and paid $34.0 million, $41.4 million and $41.8 million in aggregate dividends during the first half of fiscal year 2014 and during fiscal years 2013 and 2012, respectively.

CAPITALIZATION

The following table shows our capitalization, including regulatory capital ratios, on a consolidated basis, at March 31, 2014, on an actual basis, before giving effect to the Formation Transactions, and on an as adjusted basis after giving effect to the Formation Transactions, the effectiveness of our amended and restated certificate of incorporation to become effective in connection with this offering and our prepayment prior to the completion of this offering of our outstanding $10.0 million revolving line of credit issued by NAB and our outstanding $35.8 million subordinated capital note issued to NAB New York Branch. You should read the following table in conjunction with the sections titled “Selected Historical Consolidated Financial and Operating Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At March 31, 2014
	Actual	As Adjusted
	(dollars in thousands)
Debt:
Short-Term Borrowings
Securities sold under agreements to repurchase	$204,793	$
Related party notes payable	5,500
Other short-term borrowings	100

Total short-term borrowings	$210,393	$

Long-Term Borrowings
FHLB advances	$230,000	$
Related party notes payable	35,795
Subordinated debentures	56,083

Total long-term borrowings	$321,878	$

Stockholder’s Equity:
Common stock, par value $1 per share on an actual basis (250,000 shares authorized, 198,731 shares outstanding) and par value $0.01 per share on an as adjusted basis ( shares authorized, shares outstanding)	$199	$
Non-voting common stock, par value $0.01 per share on an as adjusted basis ( shares authorized, no shares outstanding)	—
Additional paid-in capital	1,260,504
Retained earnings	184,167
Accumulated other comprehensive (loss) income	(7,214)

Total stockholder’s equity	1,437,656

Total capitalization	$1,969,927	$

Capital Ratios:
Tier 1 capital ratio	12.4%		%
Total capital ratio	13.6%		%
Tier 1 leverage ratio	9.4%		%
Tangible common equity to tangible assets(1)	8.4%		%

(1)	Our tangible common equity to tangible assets ratio is a non-GAAP financial measure. For more information on this financial measure, including a reconciliation to the most directly comparable GAAP financial measure, see “Selected Historical Consolidated Financial and Operating Information.”

DILUTION

All shares of our common stock being sold in the offering were issued and outstanding prior to this offering. As a result, this offering will not have a dilutive effect on our stockholders. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the net tangible book value attributable to the existing equity holders. Our net tangible book value represents the amount of total tangible assets less total liabilities, and our net tangible book value per share represents net tangible book value divided by the number of shares of common stock outstanding. Our net tangible book value per share of our common stock, after giving effect to the Formation Transactions, will be $             immediately prior to and following the completion of this offering.

The following table summarizes, at                      and after giving effect to the Formation Transactions, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the NAB selling stockholder and by investors participating in this offering, based upon an assumed initial public offering price of $             per share, the mid-point of the range on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholder
Purchasers in this offering

Total

Effective upon the completion of this offering, an additional                  shares of our common stock will be reserved for future issuance under our equity incentive plans. To the extent that any of these options and restricted stock units are exercised, new options or restricted stock units are issued under our equity incentive plans or we issue additional shares of common stock in the future, there may be dilution to investors participating in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

You should read the selected historical consolidated financial and operating data set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Capitalization,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus. The historical financial information as of and for the fiscal years ended September 30, 2013 and 2012 is derived from our audited financial statements included elsewhere in this prospectus. The historical financial information as of and for the six-month periods ended March 31, 2014 and 2013 is derived from our unaudited financial statements included elsewhere in this prospectus, which have been prepared on the same basis as our audited consolidated financial statements. Our historical results may not be indicative of our future performance. In addition, results for the six-month periods ended March 31, 2014 and 2013 may not be indicative of the results that may be expected for the full fiscal year. The historical financial information below also contains non-GAAP financial measures, which have not been audited.

	Six months ended March 31,		Fiscal year ended September 30,
	2014	2013	2013	2012
	(dollars in thousands)
Income Statement Data:
Interest and dividend income	$164,600	$153,992	$294,257	$344,304
Interest expense	16,559	21,142	39,161	50,971

Net interest income	148,041	132,850	255,096	293,333
Provision for loan losses	(3,565)	10,534	11,574	30,145

Net interest income, after provision for loan losses	151,606	122,316	243,522	263,188
Noninterest income	29,794	42,060	77,692	88,975
Noninterest expense	97,397	92,881	171,073	235,010

Income before income taxes	84,003	71,495	150,141	117,153
Provision for income taxes	29,428	25,893	53,898	44,158

Net income	$54,575	$45,602	$96,243	$72,995

Cash net income(1)	$62,332	$53,749	$112,289	$89,397

Other Financial Info / Performance Ratios:
Net interest margin(2)	3.69%	3.40%	3.24%	3.98%
Adjusted net interest margin(1), (2)	3.71%	3.77%	3.76%	3.72%
Efficiency ratio(1)	49.8%	51.4%	51.5%	54.0%
Return on average total assets(2)	1.19%	1.02%	1.07%	0.85%
Return on average common equity(2)	7.77%	6.69%	6.97%	5.40%
Return on average tangible common equity(1), (2)	18.3%	17.3%	17.5%	15.0%

	March 31, 2014	September 30,
		2013	2012
	(dollars in thousands)
Balance Sheet Data:
Loans(3)	$6,531,763	$6,362,673	$6,138,574
Allowance for loan losses	47,153	55,864	71,878
Securities	1,316,338	1,480,449	1,581,875
Goodwill	697,807	697,807	697,807
Total assets	9,274,880	9,134,258	9,008,252
Total deposits	7,252,684	6,948,208	6,884,515
Total liabilities	7,837,224	7,717,044	7,619,689
Total stockholder’s equity	1,437,656	1,417,214	1,388,563

	At and for the six months ended March 31, 2014	At and for the fiscal year ended September 30,
		2013	2012
Asset Quality Ratios:
Nonperforming loans / total loans(4)	0.65%	1.29%	1.55%
Allowance for loan losses / total loans	0.72%	0.88%	1.17%
Net charge-offs / average total loans(2)	0.16%	0.44%	0.54%

Capital Ratios:
Tier 1 capital ratio	12.4%	12.4%	11.9%
Total capital ratio	13.6%	13.8%	13.7%
Tier 1 leverage ratio	9.4%	9.2%	8.3%
Tangible common equity to tangible assets(1)	8.4%	8.2%	7.8%

(1)	This is a non-GAAP financial measure. For more information on this non-GAAP financial measure, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”
(2)	Calculated as an annualized percentage for the six months ended March 31, 2014 and 2013, as applicable.
(3)	Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.
(4)	Numerator excludes loans subject to FDIC loss-sharing arrangements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Asset Quality and Loss-Sharing Arrangements.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The historical consolidated financial data discussed below reflects our historical results of operations and financial condition and should be read in conjunction with our financial statements and related notes thereto presented elsewhere in this prospectus. In addition to historical financial data, this discussion includes certain forward-looking statements regarding events and trends that may affect our future results. Such statements are subject to risks and uncertainties that could cause our actual results to differ materially. See “Cautionary Note Regarding Forward-Looking Statements.” For a more complete discussion of the factors that could affect our future results, see “Risk Factors.”

Overview

We are a full-service regional bank holding company focused on relationship-based business and agribusiness banking. We serve our customers through 162 branches in attractive markets in seven states: South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. We were established more than 100 years ago and have achieved strong market positions by developing and maintaining extensive local relationships in the communities we serve. By leveraging our business and agribusiness focus, presence in attractive markets, highly efficient operating model and robust approach to risk management, we have achieved significant and profitable growth—both organically and through disciplined acquisitions. We provide financial results based on a fiscal year ending September 30 and as a single reportable segment.

Growth in our loan portfolio, which totaled $6.5 billion at March 31, 2014, has driven growth in our total assets during fiscal year 2013 and the first half of fiscal year 2014. Our loan portfolio has grown at a CAGR of 16% from September 30, 2009 to September 30, 2013. We achieved this overall loan growth while simultaneously increasing our percentage of commercial non-real estate and agricultural loans as part of our overall loan portfolio. Our commercial non-real estate loans represent a range of sectors, including key areas such as agribusiness services, freight and transport, healthcare and tourism. Our agriculture loan portfolio remains well diversified across the range of crops and livestock produced in our markets, including grains (primarily corn, soybeans and wheat), proteins (primarily beef cattle, dairy products and hogs) and other (including cotton and vegetables). Adjusted for the effect of fixed-to-floating interest rate swaps matching certain of our fixed-rate loans, our loan portfolio generally has a short duration, with an average tenor of 1.3 years.

Our asset quality remains strong with continuing declines in nonperforming loans despite our overall loan growth. Total nonperforming loans, which we define as loans on nonaccrual status excluding loans acquired as part of our acquisition of TierOne Bank subject to FDIC loss-sharing arrangements, have decreased from $93.8 million on September 30, 2012 to $81.5 million on September 30, 2013 and $42.5 million on March 31, 2014. Excluding charge-offs on acquired loans subject to purchase accounting fair value adjustments, net charge-offs as a percentage of average total loans have also declined from 54 basis points for fiscal year 2012 to 44 basis points for fiscal year 2013 and 16 basis points (annualized) for the six months ended March 31, 2014. We had $292.0 million book value of loans subject to FDIC loss-sharing arrangements at March 31, 2014, and we continue to run off portions of these loans that we do not consider core to our ongoing operations. To date, we have not had any indemnity claims rejected by the FDIC.

Net income was $54.6 million for the first half of fiscal year 2014, an increase of $9.0 million, or 20%, compared with the first half of fiscal year 2013, and net income was $96.2 million for fiscal year 2013, an increase of $23.2 million, or 32%, compared with fiscal year 2012. Our net interest margin increased to 3.69% (annualized) during the first half of fiscal year 2014 from 3.40% during the same period in fiscal year 2013. On an adjusted basis excluding offsetting changes in fair value related to interest rates associated with certain of our loans and interest rate swaps, our adjusted net interest margin of 3.71% (annualized) represented a decline of 6 basis points between the first half of fiscal year 2014 and the same period in fiscal year 2013, primarily due to competition for loan pricing across our footprint that was partially offset by improvements in our deposit funding cost. Our noninterest income declined during the first half of fiscal year 2014 primarily as a result of slower home mortgage activity, particularly refinancings and the absence of gains on sales of investment securities. For more information on our adjusted net interest margin, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

We believe our operating efficiency is a key component of our growth and profitability. We continue to monitor salary and benefits costs, optimize our branch network (which resulted in the net closure of 14 branches between March 31, 2013 and March 31, 2014) and focus on our core business and agribusiness banking competencies. As a result, our efficiency ratio decreased to 49.8% during the first half of fiscal year 2014, representing an improvement from 51.4% during the first half of fiscal year 2013. Our operating efficiency helped drive returns on average total assets and average tangible common equity for the first half of fiscal year 2014 which were 1.19% and 18.3%, respectively, an increase from 1.02% and 17.3%, respectively, in the first half of fiscal year 2013. While we expect to incur additional costs associated with operating as a public company following this offering, we believe our efficiency initiatives, including continuing to optimize our branch network, will allow us to continue our historically efficient operations. For more information on our return on average tangible common equity, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

We have achieved significant and profitable growth organically and through disciplined acquisitions. We have successfully completed eight acquisitions since 2006, including our 2010 FDIC-assisted acquisition of TierOne Bank, which represented approximately $2.5 billion in acquired assets.

We maintain a solid funding position supported substantially by customer deposits, which have continued to grow in recent years. Our deposit balances were $7.3 billion at March 31, 2014, an increase of $0.3 billion compared with September 30, 2013 and of $0.4 billion compared with September 30, 2012. In fiscal year 2013, we began a strategic initiative to transition the composition of our deposit portfolio away from higher-cost term deposits (such as certificates of deposit, or CDs) toward more cost-effective transaction accounts (such as negotiable order of withdrawal, or NOW, accounts, money market deposit accounts, or MMDAs, and savings accounts). As a result, CDs have decreased to 28% of our average deposits for the six months ended March 31, 2014 compared to 38% for the six months ended March 31, 2013. The effects of this initiative have included declines in our deposit-related interest expense, with average cost of deposits at 0.37% for the six months ended March 31, 2014, a decline of 11 basis points compared with the twelve months ended September 30, 2013 and 31 basis points compared with the twelve months ended September 30, 2012. We expect to continue to drive a transformation in our funding by focusing on attracting business deposits by leveraging our agribusiness and business banking relationships.

Our capital position has remained strong, with Tier 1 capital, total capital and Tier 1 leverage ratios of 12.4%, 13.6% and 9.4%, respectively, at March 31, 2014, compared to 12.4%, 13.8% and 9.2%, respectively, as of September 30, 2013. Our tangible common equity to tangible assets ratio was 8.4% at March 31, 2014 and 8.2% at September 30, 2013. For more information on our tangible common equity to tangible assets ratio, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

We are a wholly owned subsidiary of NAB, and our results have been part of NAB’s consolidated business operations since NAB acquired us in 2008. NAB is a large financial institution incorporated in Australia and listed on the Australian Securities Exchange with operations in Australia, New Zealand, the United Kingdom, the United States and parts of Asia. Historically, NAB and its affiliates have provided financial and administrative support to us. In connection with this offering, we and NAB intend to enter into certain agreements that will provide a framework for our ongoing relationship, including a Stockholder Agreement governing NAB’s rights as a controlling stockholder and a Transitional Services Agreement pursuant to which NAB will agree to continue to provide us with certain services for a transition period. We do not expect our costs associated with these services to be significant. These arrangements are described in greater detail below under “Our Relationship with NAB and Certain Other Related Party Transactions.”

Formation Transactions

NAB currently owns 100% of our bank indirectly through its ownership of the NAB selling stockholder, which in turn owns 100% of the outstanding common stock issued by National Americas Investment, Inc., or NAI, which in turn owns 100% of the outstanding common stock issued by GWBI, which owns 100% of the outstanding common stock issued by our bank.

In July 2014, the NAB selling stockholder formed Great Western Bancorp, Inc., a Delaware corporation. Great Western Bancorp, Inc. holds no assets other than the nominal amount of cash contributed as equity to it in connection with its formation. Great Western Bancorp, Inc. has also not engaged in any business or other activities other than in connection with its formation and as the registrant for this offering. Prior to the consummation of this offering, the following transactions will be taken in the order listed below:

•	the NAB selling stockholder will contribute all outstanding capital stock in National Americas Investment, Inc., or NAI, to Great Western Bancorp, Inc., resulting in NAI becoming a wholly owned subsidiary of Great Western Bancorp, Inc.;

•	NAI will merge with and into Great Western Bancorp, Inc., with Great Western Bancorp, Inc. continuing as the surviving corporation and succeeding to all the assets, liabilities and business of NAI; and

•	GWBI will merge with and into Great Western Bancorp, Inc., with Great Western Bancorp, Inc. continuing as the surviving corporation and succeeding to all the assets, liabilities and business of GWBI.

In addition to appointing independent directors as required by SEC rules, we intend to appoint several directors of GWBI as directors of Great Western Bancorp, Inc. and intend to appoint our management team as officers of Great Western Bancorp, Inc. with identical titles and responsibilities. As a result, these transactions will not result in any change in our management. We do not intend to change the management team at our bank.

As a result of these transactions, Great Western Bancorp, Inc. will succeed to the business of GWBI, whose consolidated financial statements and related notes thereto are included in this prospectus. The Formation Transactions will not result in a change in our business, but they will result in insignificant increases in our stockholder’s equity and retained earnings reflecting the consolidation of net assets in connection with GWBI’s merger with and into Great Western Bancorp, Inc.

Following the completion of these transactions and this offering, we will be a publicly traded bank holding company and will directly own all outstanding capital stock issued by our bank.

Key Factors Affecting Our Business and Financial Statements

Economic Conditions

Our loan portfolio can be affected in several ways by changes in economic conditions in our local markets and across the country. For example, declining local economic prospects can reduce borrowers’ willingness to take out new loans or our expectations of their ability to repay existing loans, while declining national conditions can limit the markets for our commercial and agribusiness borrowers’ products. Conversely, rising consumer and business confidence can increase demand for loans to fund consumption and investments, which can lead to opportunities for us to grant new loans and further develop our banking relationships with our customers. Some elements of the business environment that affect our financial performance include short-term and long-term interest rates, inflation and price levels (particularly for agricultural commodities), monetary policy, unemployment and the strength of the domestic economy and the local economy in the markets in which we operate. Because commercial non-real estate and CRE borrowers are particularly exposed to external economic conditions such as consumer sentiment, repayment of commercial non-real estate loans and owner-occupied CRE loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the general economy. These loans totaled approximately $2.6 billion, or 40%, of our loan portfolio as of March 31, 2014. In addition, agricultural loans, which comprised 25% of our loan portfolio as of March 31, 2014, depend on the health of the agricultural industry broadly and in the location of the borrower in particular and on commodity prices. Overall, our markets continue to experience moderate economic growth, although leading indicators point to some softening. Farm income has seen recent declines as a result of lower crop prices and some drought conditions. The United States Department of Agriculture expects farm income to fall in 2014 but remain relatively high by historical standards. In line with the downturn in farm income, farmland prices are coming under pressure. Declines in economic conditions in our local markets, or in farm incomes or farmland prices, could negatively impact our financial results.

See “Risk Factors—Risks Related to Our Business—Our business may be adversely affected by conditions in the financial markets and economic conditions generally and in our states in particular.”

Interest Rates

Net interest income is our largest source of income and is the difference between the interest income we receive from interest-earning assets (e.g., loans and investment securities) and the interest expense we pay on interest-bearing liabilities (e.g., deposits and borrowings). The level of net interest income is primarily a function of the average balance of interest-earning assets, the average balance of interest-bearing liabilities and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of interest-earning assets and interest-bearing liabilities. Interest rates can be volatile and are highly sensitive to many factors beyond our control, such as economic conditions, the policies of various governmental and regulatory agencies and, in particular, the monetary policy of the FOMC.

The cost of our deposits and short-term borrowings is largely based on short-term interest rates, the level of which is driven primarily by the Federal Reserve’s actions. However, the yields generated by our loans and securities are typically driven by longer-term interest rates, which are dictated by the market or, at times, the Federal Reserve’s actions, and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates, the changing mix in our funding sources and the pace at which such movements occur. In 2013 and 2014, short-term and long-term interest rates were very low by historical standards, with many benchmark rates, such as the federal funds rate and one- and three-month LIBOR, near zero. Further declines in the yield curve or a decline in longer-term yields relative to short-term yields (a flatter yield curve) would have an adverse impact on our net interest margin and net interest income. Increases in the yield curve or an increase in longer-term yields relative to short-term yields (a steeper yield curve) would have a positive impact on our net interest margin and net interest income.

See “Risk Factors—Risks Related to Our Business—We are subject to interest rate risk” and “Quantitative and Qualitative Disclosures About Market Risk.”

Asset Quality and Loss-Sharing Arrangements

Our asset quality remained strong during the first half of fiscal year 2014 with continued declines in total nonperforming loans, net charge-offs and allowance for loan losses. These declines helped drive reductions in our pre-tax provision for loan losses. We continue to run off assets from our acquisition of TierOne Bank that are not part of our core lending business, including non-owner-occupied CRE loans and construction and development loans, particularly those outside our footprint. At March 31, 2014, we had approximately $325.0 million of loans acquired as part of the TierOne Bank acquisition. The majority of our loans acquired from TierOne Bank are subject to loss-sharing arrangements with the FDIC where we are indemnified by the FDIC for 80% of our losses associated with any covered loans. Our ability to seek indemnification under the commercial loss-sharing arrangement, which covered $141 million in loans at March 31, 2014, terminates in June of 2015, and the single-family loss-sharing arrangement, which covered $151 million in loans at March 31, 2014, terminates in June of 2020. The amount of reimbursement we receive as a result of these indemnity payments, and the amount of income derived from the underlying loans, has decreased over time as the volume of covered loans we continue to hold declines. To date, we have not had any indemnity claims rejected by the FDIC. Future indemnity claims may be denied if we fail to comply with the requirements of our loss-sharing arrangements with the FDIC, which could result in additional losses and charge-offs related to these loans. See “Risk Factors—Risks Related to Our FDIC-Assisted Acquisition of TierOne Bank—Our ability to obtain reimbursement under the loss-sharing agreements on covered assets depends on our compliance with the terms of the loss-sharing agreements.”

Banking Laws and Regulations

We are subject to extensive supervision and regulation under federal and state banking laws. See “Supervision and Regulation” and “Risk Factors—Risks Related to the Regulatory Oversight of Our Business.” Financial institutions have been subject to increased regulatory scrutiny in recent years as significant structural changes in the bank regulatory framework have been adopted in response to the recent financial crisis. In particular, federal bank regulators have increased regulatory expectations generally and with respect to consumer compliance, economic sanctions, anti-money laundering and Bank Secrecy Act requirements. As a result of these heightened expectations, we may incur additional costs associated with legal compliance that may affect our financial results in the future.

Payment of Interest on Demand Deposits. In addition, effective July 2011, the Dodd-Frank Act repealed the prohibition restricting depository institutions from paying interest on demand deposits, such as checking accounts. We have begun offering an interest-bearing corporate checking account, but interest rates on this product remain low due to current market conditions. Consequently, this change has not significantly affected our financial results. If interest rates on this product increase in the future, our business may be affected.

Basel III and Its Implementing Regulations. In July 2013, the federal bank regulators approved new regulations implementing the Basel III capital framework and various provisions of the Dodd-Frank Act. These regulations will become effective for us on January 1, 2015, subject to phase-in of various provisions. The most significant changes from the current risk-based capital guidelines applicable to us will be the revisions affecting the numerator in regulatory capital calculations and the increased risk weightings for higher-volatility CRE loans, for revolving lines of credit of less than one year in duration and for past-due and impaired loans. We do not currently expect these changes will have a material effect on our capital ratios.

Interchange Fees. We are currently subject to the interchange fee cap adopted under the Durbin Amendment to the Dodd-Frank Act as a result of NAB’s ownership of us. Once NAB no longer controls us for bank regulatory purposes, we may be able to qualify for the small issuer exemption from the interchange fee cap depending on our total assets at the time. The small issuer exemption applies to any debit card issuer that, together with its affiliates, has total assets of less than $10 billion as of the end of the previous calendar year. In the event we qualify for the small issuer exemption, we will once again become subject to the interchange fee cap beginning July 1 following the time when our total assets reach or exceed $10 billion. Reliance on the small issuer exemption would not exempt us from federal regulations prohibiting network exclusivity arrangements or from routing restrictions, however, and those regulations have negatively affected the interchange income we have received from our debit card network.

Heightened Prudential Requirements. We and our bank both currently have less than $10 billion in total consolidated assets. Following the fourth consecutive quarter (and any applicable phase-in period) where we or our bank exceeds this threshold, as applicable, we or our bank, as applicable, will become subject to a number of additional requirements (such as annual stress testing requirements implemented pursuant to the Dodd-Frank Act and general oversight by the CFPB) that will impose additional compliance costs on our business. See “Supervision and Regulation—Heightened Requirements for Bank Holding Companies with $10 Billion or More in Assets.” While neither we nor our bank is currently subject to these requirements, we have begun analyzing these rules to ensure we are prepared to comply with the rules when and if they become applicable. For example, we have begun running periodic and selective stress tests on liquidity, interest rates and certain areas of our loan portfolio to prepare for compliance with FDIC stress testing requirements.

Competition

Our profitability and growth are affected by the highly competitive nature of the financial services industry. We compete with commercial banks, savings banks, credit unions, non-bank financial services companies and other financial institutions operating within the areas we serve, particularly nationwide and regional banks and larger community banks that target the same customers we do. We also face competition for agribusiness loans from participants in the nationwide Farm Credit System and global banks. Recently, we have seen increased competitive pressures on loan rates and terms for high-quality credits, driven in part by the prolonged low-interest rate environment. Continued loan pricing pressure may continue to affect our financial results in the future. See “Risk Factors—Risks Related to Our Business—We operate in a highly competitive industry and market area.”

Operational Efficiency

We believe that our focus on operational efficiency is critical to our profitability and future growth, and our management has adopted numerous processes to improve our level of operational efficiency. In contrast to some competitor banks, our business offers a focused range of profitable products. In addition, instead of using multiple information technology solutions, we have increased the efficiency of our operations by using a single integrated third party core processing system across all of our locations. We continue to optimize our branch network and have commenced reviews of additional internal processes and our vendor relationships, with a view to identifying opportunities to further improve efficiency and enhance earnings. We are also continuing our efforts to shift our deposit base to lower-cost customer deposits, a strategic initiative that has been primarily responsible for driving our cost of deposit funding down since September 30, 2013. To foster a culture of operational efficiency, we have implemented the management principles of Kaizen & Lean across all of our front-office and back-office operations. We feel that appropriate use of these management principles both encourages efficiency and contributes to the efficient integration of acquired businesses.

Following the completion of this offering, we expect to incur additional one-time and recurring expenses to support our operations as a standalone public company, including expenses related to compliance with applicable legal and financial reporting standards and expansion of our investor relations and corporate communications functions. These expenses will adversely affect our future financial results. See “Risk Factors—Risks Related to Our Business—Fulfilling our public company financial reporting and other regulatory obligations will be expensive and time-consuming and may strain our resources.”

Goodwill and Amortization of Other Intangibles

Since 2006, we have completed eight acquisitions. We accounted for these transactions using the acquisition method of accounting, under which the acquired company’s net assets are recorded at fair value at the date of acquisition and the difference between the purchase price and fair value of the net assets acquired is recorded as goodwill, if positive, and as bargain purchase gain, if negative. At March 31, 2014, we had $698 million of goodwill, the majority of which relates to the acquisition of us by NAB in 2008, with the balance relating to subsequent acquisitions completed by us.

Under relevant accounting guidance, we are required to review goodwill for impairment annually, or more frequently if events or circumstances indicate that the fair value of our business may be less than its carrying value. The valuation of goodwill is dependent on forward-looking expectations related to nationwide and local economic conditions and our associated financial performance. A significant decline in our expected future cash flows, a material change in interest rates, a significant adverse change in the business climate, slower growth rates or a significant or sustained decline in the price of our common stock, when and if a market for our common stock is established, may necessitate taking charges in the future related to the impairment of our intangible assets. Our recognition of any such impairment could adversely affect our future financial results. See “Risk Factors—Risks Related to Our Business—The value of our goodwill and other intangible assets may decline in the future.”

As a result of these acquisitions, including the acquisition of us by NAB in 2008, we also have recorded intangible assets related to core deposits, brand intangibles, customer relationships and other intangibles. Each of these intangible assets is amortized as noninterest expense according to a specified schedule. The most significant component of these intangibles relates to our core deposits, of which $8.2 million was amortized as noninterest expense during the six months ended March 31, 2014. Total scheduled amortization for all intangible assets includes approximately $16 million for fiscal year 2014, approximately $7 million for fiscal year 2015, approximately $3 million for fiscal year 2016 and immaterial amounts for fiscal years 2017 through 2023. For additional information on these intangible assets and their respective amortization schedules, see “Note 1. Nature of Operations and Summary of Significant Accounting Policies—Core Deposits and Other Intangibles” and “Note 13. Core Deposits and Other Intangibles” contained in our audited consolidated financial statements included elsewhere in this prospectus.

Loans and Interest Rate Swaps Accounted for at Fair Value

In the normal course of business, we enter into fixed-rate loans having original maturities of 5 years or greater (typically between 5 and 15 years) with certain of our business and agribusiness banking customers to assist them in facilitating their risk management strategies. We mitigate our interest rate risk associated with these loans by entering into equal and offsetting fixed-to-floating interest rate swap agreements for these loans with NAB London Branch (a branch of National Australia Bank Limited), or NAB London Branch. We have elected to account for the loans at fair value under Accounting Standards Codification, or ASC 825 Fair Value Option. Changes in the fair value of these loans are recorded in earnings as a component of interest income in the relevant period. We also record an adjustment for credit risk in interest income based on our loss history for similar loans, adjusted for our assessment of existing market conditions for the specific portfolio of loans. If a specific relationship becomes impaired, we measure the estimated credit loss and record that amount through the credit risk adjustment.

The related interest rate swaps are recognized as either assets or liabilities in our financial statements and any gains or losses on these swaps are recorded in earnings as a component of noninterest expense. The hedges are fully effective from an interest rate risk perspective, as gains and losses on our swaps are directly offset by changes in fair value of the hedged loans (i.e., swap interest rate risk adjustments are directly offset by associated loan interest rate risk adjustments). Consequently, any changes in interest income associated with changes in fair value resulting from interest rate movement, as opposed to changes in credit quality, on the loans are directly offset by equal and opposite charges to, or reductions in, noninterest expense for the related interest rate swap. To ensure the correlation of movements in fair value between the interest rate swap and the related loan, we pass on all economic costs associated with breaking the interest rate swap resulting from loan customer prepayments (partial or full) to the borrower. For additional information about the treatment of interest rate swaps and related loans in our financial statements, see “Note 23. Fair Value of Financial Instruments and Interest Rate Risk” in our audited consolidated financial statements and “Note 16. Fair Value of Financial Instruments and Interest Rate Risk” in our unaudited interim consolidated financial statements included elsewhere in this prospectus.

Certain Key Performance Indicators

When we review our results of operations and financial condition, we focus on the indicators described below, among other measures:

	At and for the six months ended March 31,		At and for the fiscal year ended Sept. 30,
	2014	2013	2013	2012
	(dollars in thousands)
Adjusted net interest income	$149,119	$146,974	$295,401	$273,964
Adjusted noninterest expense	$89,096	$97,236	$192,088	$195,995
Cash net income	$62,332	$53,749	$112,289	$89,397
Adjusted net interest margin(1)	3.71%	3.77%	3.76%	3.72%
Efficiency ratio(2)	49.8%	51.4%	51.5%	54.0%
Return on average tangible common equity(1)	18.3%	17.3%	17.5%	15.0%
Tangible common equity to tangible assets	8.4%	7.9%	8.2%	7.8%

(1)	Calculated as an annualized percentage for the six months ended March 31, 2014 and 2013.
(2)	We compute our efficiency ratio as the ratio of our noninterest expense to our total revenue (equal to the sum of our net interest income and noninterest income), in each case adjusted as discussed in “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Each of these measures is a non-GAAP financial measure. We believe that each of these measures is helpful in highlighting trends in our business that may not otherwise be apparent when relying solely on our GAAP-calculated results. For more information on these non-GAAP financial measures, including a reconciliation to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Results of Operations—Six Months Ended March 31, 2014 and March 31, 2013

Overview

The following table highlights certain key financial and performance information at and for the periods indicated:

	Six months ended March 31,
	2014	2013
	(dollars in thousands)
Operating Data:
Interest and dividend income	$164,600	$153,992
Interest expense	16,559	21,142
Noninterest income	29,794	42,060
Noninterest expense	97,397	92,881
Provision for loan losses	(3,565)	10,534
Net income	54,575	45,602
Cash net income(1)	62,332	53,749

Performance Ratios:
Net interest margin(2)	3.69%	3.40%
Adjusted net interest margin(1), (2)	3.71%	3.77%
Return on average total assets(2)	1.19%	1.02%
Return on average tangible common equity(1), (2)	18.3%	17.3%
Efficiency ratio(1)	49.8%	51.4%

	At and for the six months ended March 31, 2014	At and for the fiscal year ended Sept. 30, 2013
	(dollars in thousands)
Balance Sheet and Other Information:
Total assets	$9,274,880	$9,134,258
Loans(3)	6,531,763	6,362,673
Allowance for loan losses	47,153	55,864
Deposits	7,252,684	6,948,208
Stockholder’s equity	1,437,656	1,417,214
Tangible common equity(1)	718,784	688,963
Tier 1 capital ratio	12.4%	12.4%
Total capital ratio	13.6%	13.8%
Tier 1 leverage ratio	9.4%	9.2%
Tangible common equity / tangible assets(1)	8.4%	8.2%
Nonperforming loans / total loans(4)	0.65%	1.29%
Net charge-offs / average total loans(2)	0.16%	0.44%
Allowance for loan losses / total loans	0.72%	0.88%

(1)	This is a non-GAAP financial measure. For more information on this non-GAAP financial measure, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”
(2)	Calculated as an annualized percentage for the six months ended March 31, 2014 and 2013.
(3)	Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.
(4)	Nonperforming loans excludes loans covered by FDIC loss-sharing arrangements.

Our total assets were $9.3 billion at March 31, 2014 compared to $9.1 billion at September 30, 2013. The increase in total assets from September 30, 2013 was principally attributable to organic loan growth. Loans as shown above increased approximately 3% from September 30, 2013 to $6.5 billion at March 31, 2014, primarily due to growth in agricultural and commercial lending. Deposit balances increased by $0.3 billion from $6.9 billion at September 30, 2013 to $7.3 billion at March 31, 2014.

For the six months ended March 31, 2014:

•	net income was $54.6 million, an increase of $9.0 million, or 20%, compared with the six months ended March 31, 2013, and cash net income was $62.3 million, an increase of $8.6 million compared with the six months ended March 31, 2013, in each case due in large part to continued improvement in the overall credit quality of our lending portfolio, leading to lower net charge-offs compared to the six months ended March 31, 2013 and a $14.1 million pre-tax reduction in the provision for loan losses;

•	net interest margin was 3.69% (annualized), an increase of 29 basis points compared with the six months ended March 31, 2013, however, our adjusted net interest margin was relatively flat, decreasing 6 basis points to 3.71% (annualized) compared with the six months ended March 31, 2013. The increase in our net interest margin was primarily attributable to changes in fair value associated with certain of our long-term loans measured at fair value where we have entered into interest rate swaps, while the decline in our adjusted net interest margin reflects declining asset yields, primarily due to pressure on loan pricing across our footprint that was partially offset by strategic efforts undertaken to transition the composition of our deposit portfolio away from higher-cost term deposits toward more cost-effective transaction accounts, which lowered the overall cost of deposits;

•	net interest income was $148.0 million, an increase of $15.2 million, or 11%, compared with the six months ended March 31, 2013, and adjusted net interest income was $149.1 million, a 1% increase from $147.0 million for the six months ended March 31, 2013. Each of these increases was driven by growth in interest-earning assets compared to interest-bearing liabilities and a relatively stable adjusted net interest margin;

•	provision for loan losses was ($3.6) million, a decrease of $14.1 million, or 134%, compared with the six months ended March 31, 2013. The decrease was driven by continued improvement in our incurred loss history and reductions in impaired loans requiring specific reserves for loan losses;

•	noninterest income was $29.8 million, a decrease of $12.3 million, or 29%, compared with the six months ended March 31, 2013, driven by a 68% decrease in gain on sale of loans based on lower home mortgage activity (particularly in connection with refinancings), the absence of any gains on sales of investment securities and a reduction in vendor incentive payments recognized;

•	noninterest expense was $97.4 million, an increase of $4.5 million, or 5%, compared with the six months ended March 31, 2013, and our adjusted noninterest expense decreased 8% compared with the six months ended March 31, 2013. The increase in our noninterest expense was primarily attributable to changes in the fair value of the derivatives associated with certain of our long-term loans, while the declines in our adjusted noninterest expense were driven primarily by lower salary and benefit costs; and

•	return on average total assets (annualized) was 1.19%, a 17-basis point increase from 1.02% for the six months ended March 31, 2013, while return on average tangible common equity (annualized) increased from 17.3% to 18.3% over the same period.

Our cash net income, adjusted net interest margin, adjusted net interest income, adjusted noninterest expense and return on average tangible common equity discussed above are all non-GAAP financial measures. For more information on these financial measures, including a reconciliation to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Net Interest Income

The following table presents net interest income, net interest margin and adjusted net interest margin for the six months ended March 31, 2014 and 2013:

	Six months ended March 31,
	2014	2013
	(dollars in thousands)
Net interest income:
Total interest and dividend income	$164,600	$153,992
Less: Total interest expense	16,559	21,142

Net interest income	148,041	132,850
Less: Provision for loan losses	(3,565)	10,534

Net interest income after provisions for loan losses	$151,606	$122,316

Net interest margin and adjusted net interest margin:
Average interest-earning assets	$8,052,269	$7,826,255
Average interest-bearing liabilities	$7,730,679	$7,529,193
Net interest margin(1)	3.69%	3.40%
Adjusted net interest margin(1), (2)	3.71%	3.77%

(1)	Calculated as an annualized percentage for the six months ended March 31, 2014 and 2013.
(2)	This is a non-GAAP financial measure. For more information on this non-GAAP financial measure, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Net interest income was $148.0 million for the six months ended March 31, 2014, an increase of $15.2 million, or 11%, compared with $132.9 million for the six months ended March 31, 2013. Average interest-earning assets for the first six months of fiscal year 2014 increased 3% compared with the same period in fiscal year 2013, and the average yield increased 15 basis points to 4.10% (annualized). Average interest-bearing liabilities for the first six months of fiscal year 2014 increased 3% compared with the same period in fiscal year 2013, and the average rate decreased 13 basis points to 0.43% (annualized). The impact of these changes to the net interest margin for the first half of fiscal year 2014 was an increase of 29 basis points to 3.69% (annualized), compared with 3.40% (annualized) for the first half of fiscal year 2013. Net interest margin is calculated as annualized net interest income divided by average total interest-earning assets. Adjusted net interest margin remained relatively flat, decreasing 6 basis points to 3.71% (annualized) compared with the six months ended March 31, 2013. For more information on our adjusted net interest margin, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

The following table presents the distribution of average assets, liabilities and equity, interest income and resulting yields on average interest-earning assets, and interest expense and rates on average interest-bearing liabilities for each of the six months ended March 31, 2014 and 2013. Loans on nonaccrual status, totaling $42.5 million and $74.4 million at March 31, 2014 and March 31, 2013, respectively, are included in the average balances below. Any interest that had accrued as of the date of nonaccrual is immediately reversed as contra-interest income, while any interest subsequently recovered is recorded in the period of recovery. Tax exempt loans and securities, totaling $384.8 million at March 31, 2014 and $292.1 million at March 31, 2013, are typically entered at lower interest rate arrangements than comparable non-exempt loans and securities. Interest income earned on these assets is presented below at the contractual rate, as opposed to a tax equivalent yield concept, with any tax benefit realized presented in the provision for income taxes and reflected in the effective tax rate for the period.

	Six months ended March 31,
	2014			2013
	Average Balance	Interest	Yields/ Rates(1)	Average Balance	Interest	Yields/ Rates(1)
	(dollars in thousands)
Assets:
Cash and due from banks	$236,178	$301	0.26%	$168,867	$205	0.24%
Investment securities	1,427,368	14,020	1.97%	1,561,159	14,599	1.88%
Loans, net	6,388,723	150,279	4.72%	6,096,229	139,188	4.58%

Total interest-earning assets	8,052,269	164,600	4.10%	7,826,255	153,992	3.95%
Other noninterest-earning assets	1,159,760		—%	1,160,989		—%

Total Assets	$9,212,029	$164,600	3.58%	$8,987,244	$153,992	3.44%

Liabilities and Equity:
Non-interest demand deposits	$1,232,416			$1,151,955
NOW, MMDA and savings deposits	3,891,159	$4,566	0.24%	3,170,855	$3,385	0.21%
CDs	1,999,293	8,744	0.88%	2,622,838	14,842	1.13%

Total deposits	7,122,868	13,310	0.37%	6,945,648	18,227	0.53%

Securities sold under agreements to repurchase	198,268	289	0.29%	230,524	336	0.29%
FHLB advances and other borrowings	312,165	1,840	1.18%	255,643	1,405	1.10%
Related party notes payable	41,295	460	2.24%	41,295	479	2.33%
Subordinated debentures and other	56,083	660	2.36%	56,083	695	2.48%

Total borrowings	607,811	3,249	1.07%	583,545	2,915	1.00%

Total interest-bearing liabilities	7,730,679	16,559	0.43%	7,529,193	21,142	0.56%

Noninterest-bearing other liabilities	72,951			91,359
Equity	1,408,399			1,366,692

Total Liabilities and Equity	$9,212,029			$8,987,244

Net interest spread			3.15%			2.88%
Net interest income and net interest margin		$148,041	3.69%		$132,850	3.40%

Adjusted net interest income and adjusted net interest margin(2)		$149,119	3.71%		$146,974	3.77%

(1)	Calculated as annualized percentages.
(2)	These are non-GAAP financial measures. For more information on these non-GAAP financial measures, including a reconciliations to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Interest and Dividend Income

The following table presents interest and dividend income for the six months ended March 31, 2014 and 2013:

	Six months ended March 31,
	2014	2013
	(dollars in thousands)
Interest and dividend income:
Loans	$150,279	$139,188
Taxable securities	13,592	14,084
Nontaxable securities	28	92
Dividends on securities	400	423
Federal funds sold and other	301	205

Total interest and dividend income	$164,600	$153,992

Total interest and dividend income consists primarily of interest income on loans and interest and dividend income on our investment portfolio. Total interest and dividend income for the six months ended March 31, 2014 increased by $10.6 million, or 7%, to $164.6 million from $154.0 million for the six months ended March 31, 2013. Significant components of interest and dividend income are described in further detail below.

Loans. Interest income on loans increased $11.1 million, or 8%, to $150.3 million for the six months ended March 31, 2014 from $139.2 million for the six months ended March 31, 2013. The average yield on loans for the six months ended March 31, 2014 increased 14 basis points to 4.72% for the first six months of fiscal year 2014. The most significant driver of this change was a $13.0 million net increase in the fair value of certain of our fixed-rate loans where we have entered into matching fixed-to-floating interest rate swaps, which was partially offset by pressure on loan pricing attributable to the competitive interest rate environment for high-quality commercial and agricultural credits across our footprint.

Our yield on loans is affected by market rates, the level of adjustable rate loan indices, interest rate floors and caps, customer repayment activity, the level of loans held for sale, portfolio mix, movement in the fair value of long-term fixed-rate loans accounted for under ASC 825 Fair Value Option and the level of nonaccrual loans. Average loan balances for the six months ended March 31, 2014 were $6.4 billion, compared to $6.1 billion for the six months ended March 31, 2013, an increase of $0.3 billion, or 5%. The increase is attributable to continued organic growth in our agriculture and commercial non-real estate lending classes, partially offset by runoff of loans acquired as part of our acquisition of TierOne Bank that are not considered core to our ongoing operations primarily because they are located outside our footprint.

Loan-related fee income of approximately $4 million is included in interest income both for the six months ended March 31, 2014 and the six months ended March 31, 2013. In addition, certain fees collected at loan origination are considered to be a component of yield on the underlying loans and are deferred and recognized into income over the life of the loans.

Investment Portfolio. Interest and dividend income on investments includes income earned on investment securities and FHLB stock. For the first half of fiscal year 2014, our investment portfolio consisted primarily of mortgage-backed securities, substantially all of which were residential agency mortgage-backed securities. Interest and dividend income on investments decreased $0.6 million to $14.0 million for the six months ended March 31, 2014 from $14.6 million for the six months ended March 31, 2013. The decrease is due to a 9% reduction in the average balance of our investment portfolio, partially offset by a 9 basis point increase in portfolio yield.

Interest Expense

The following table presents interest expense for the six months ended March 31, 2014 and 2013:

	Six months ended March 31,
	2014	2013
	(dollars in thousands)
Interest expense:
Deposits	$13,310	$18,227
Securities sold under agreements to repurchase	289	336
FHLB advances and other borrowings	1,840	1,405
Related party notes payable	460	479
Subordinated debentures and other	660	695

Total interest expense	$16,559	$21,142

Total interest expense consists primarily of interest expense on five components: deposits, securities sold under agreements to repurchase, FHLB advances and other borrowings, borrowings from NAB and its affiliates (referred to as related party notes payable), and our outstanding subordinated debentures. Total interest expense for the six months ended March 31, 2014 decreased by $4.5 million, or 22%, to $16.6 million from $21.1 million for the six months ended March 31, 2013. During the period, we continued to transition the composition of our deposit portfolio away from higher-cost term deposits toward more cost-effective transaction accounts, which lowered the overall cost of deposits. The average cost of total interest-bearing liabilities for the six months ended March 31, 2014 and 2013 was 0.43% and 0.56%, respectively. Significant components of interest expense are described in further detail below.

Deposits. Interest expense on deposits, consisting of checking accounts, MMDAs, NOW accounts, savings accounts and CDs, decreased $4.9 million, or 27%, to $13.3 million for the six months ended March 31, 2014 from $18.2 million for the six months ended March 31, 2013. The average cost of deposits decreased 16 basis points to 0.37% for the six months ended March 31, 2014 from 0.53% for the six months ended March 31, 2013, while average deposit balances increased 3% to $7.1 billion for the first half of fiscal 2014 from $6.9 billion for the same period in fiscal year 2013. At March 31, 2014, our total deposits were $7.3 billion, compared with $6.9 billion at September 30, 2013.

Average noninterest-bearing demand account balances accounted for 17% of average total deposits for the six months ended March 31, 2014 and 2013. Total average other liquid accounts, consisting of MMDAs, NOW accounts and savings accounts, were 55% of average total deposits for the six months ended March 31, 2014 and 45% for the six months ended March 31, 2013. CDs were 28% of average total deposits for the six months ended March 31, 2014 and 38% for the six months ended March 31, 2013, and the average rate on these deposits decreased 25 basis points from 1.13% to 0.88%. This shift in our deposit composition accounted for much of the improvement in the cost of our deposit funding between these two periods.

FHLB Advances and Other Borrowings. For the six months ended March 31, 2014 and 2013, interest expense on FHLB advances and other borrowings was $1.8 million and $1.4 million, respectively, representing weighted average cost of 1.18% and 1.10%, respectively. Our total outstanding FHLB advances were $230.0 million at March 31, 2014, and $390.5 million at September 30, 2013. The weighted average contractual rate on our FHLB advances was 1.22% at March 31, 2014, an increase of 8 basis points compared with 1.14% at March 31, 2013. The average tenor of our FHLB advances was 35 months and 12 months at March 31, 2014 and 2013, respectively. The amount of other borrowings and related interest expense are immaterial in both periods.

We must collateralize FHLB advances by pledging residential real estate loans and investments. We pledge more assets than required by our current level of borrowings in order to maintain additional borrowing capacity.

Although we may substitute other loans for such pledged loans, we are restricted in our ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At March 31, 2014, we had pledged $2.1 billion of loans to the FHLB.

Subordinated Debentures and Other. Interest expense on our outstanding subordinated debentures was $0.7 million for the six months ended March 31, 2014 and 2013. At March 31, 2014 and September 30, 2013, the weighted average contractual rate on outstanding subordinated notes was 2.29% and 2.31%, respectively.

Securities Sold Under Agreements to Repurchase; Related Party Notes Payable. Securities sold under agreements to repurchase represent retail purchase agreements with customers and, together with our related party notes payable, represent a small portion of our overall funding profile. The interest expense associated with these two classes of liabilities remained largely consistent period-over-period.

Noninterest Income

The following table presents noninterest income for the six months ended March 31, 2014 and 2013:

	Six months ended March 31,
	2014	2013
	(dollars in thousands)
Noninterest income:
Service charges and other fees	$20,033	$20,254
Net gain on sale of loans	2,563	7,985
Casualty insurance commissions	557	661
Investment center income	1,179	1,237
Net gain on sale of securities	6	1,696
Trust department income	1,905	1,683
Net gain from sale of repossessed property and other assets	849	1,692
Other	2,702	6,852

Total noninterest income	$29,794	$42,060

Noninterest income for the six months ended March 31, 2014 decreased $12.3 million, or 29%, to $29.8 million from $42.1 million for the six months ended March 31, 2013. The principal drivers of the decrease were a decline in gain on sale of loans stemming from lower mortgage origination volumes as a result of rising interest rates and a decline in gains on sale of investment securities. Significant components of noninterest income are described in further detail below.

Service Charges and Other Fees. Service charges and other fees are primarily fees charged to deposit customers, including overdrawn/non-sufficient funds, or OD/NSF, fees, commercial deposit account analysis and other charges, and ATM interchange and foreign activity fees. Service charges and other fees decreased to $20.0 million in the six months ended March 31, 2014 from $20.3 million in the six months ended March 31, 2013, a decrease of 1%. The decrease was primarily driven by a $1.2 million reduction in net OD/NSF fees, partially offset by higher commercial checking fee income and ATM interchange income. As a subsidiary of NAB, we are subject to the limitations on permissible interchange fees contained in the Durbin Amendment to the Dodd-Frank Act, and its implementing regulations, which are reflected in the ATM interchange income we generated during the first half of fiscal years 2014 and 2013. We estimate that the annual impact of this limitation is approximately $7.0 million.

Net Gain on Sale of Loans. The net gain on the sale of $87.9 million in aggregate principal balance of loans was $2.6 million for the six months ended March 31, 2014. In comparison, the net gain on sale of loans was $8.0 million on loan sales of $254.2 million for the six months ended March 31, 2013. Our average gain as a percentage of loans sold remained consistent over the two periods. Our loan sale activity in 2014 and 2013 has primarily been the sale of conforming residential mortgage loans to FNMA, other commercial banks and, to a lesser extent, various state-sponsored first-time homebuyer programs. Net gain on sales of loans fluctuates with the volume of loans sold, the type of loans sold and market conditions, such as the current interest rate environment. The volume of loans that we sell depends upon conditions in the mortgage origination, loan securitization and secondary loan sale markets. We have seen a substantial decline in overall mortgage loan volumes for the six months ended March 31, 2014 compared to the six months ended March 31, 2013. The decline is primarily related to refinance volumes, which we believe are impacted by an increase in national mortgage interest rates and in home prices across our footprint and by our customers’ ability and willingness to refinance based on these factors. Specifically, we believe that the majority of our existing and potential customers with qualifying home equity took advantage of historically low mortgage rates from 2011 through mid-2013 to refinance and lock in lower fixed-rate loans; as rates have risen, fewer potential borrowers have incentive to refinance. Volumes for home purchase transactions have remained much more consistent over the same periods.

Net Gain on Sale of Securities. Net gain on sale of securities represents the difference between gross sale proceeds and carrying value at amortized cost of investment securities sold during the period. We received total proceeds of $49.3 million related to security sales during the six months ended March 31, 2013, generating net gains of $1.7 million, compared to proceeds of $4.5 million generating a negligible net gain in the six months ended March 31, 2014.

Net Gain from Sale of Repossessed Property and Other Assets. Our net gain on the sale of repossessed property and other assets was $0.8 million for the six months ended March 31, 2014, a decline of $0.8 million from $1.7 million for the six months ended March 31, 2013. The primary cause of this decline was that, during the six months ended March 31, 2014, OREO properties were sold at prices closer to their carrying values than OREO properties sold during the six months ended March 31, 2013.

Other income. Other income includes rental income derived from leasing certain portions of bank-owned real estate, vendor incentive payments and other miscellaneous income items. Other income decreased to $2.7 million in the six months ended March 31, 2014 from $6.9 million in the six months ended March 31, 2013, a decrease of 61%. The decrease was primarily driven by a decline in vendor incentive payments recognized and lower rental income.

Noninterest Expense

The following table presents noninterest expense for the six months ended March 31, 2014 and 2013:

	Six months ended March 31,
	2014	2013
	(dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$47,050	$51,841
Occupancy expenses, net	8,719	9,452
Data processing	9,751	8,778
Equipment expenses	2,022	2,196
Advertising	2,172	3,439
Communication expenses	2,356	2,520
Professional fees	6,003	6,024
Derivatives, net (gain) loss	(1,078)	(14,124)
Amortization of core deposits and other intangibles	9,379	9,769
Other	11,023	12,986

Total noninterest expense	$97,397	$92,881

Our noninterest expense consists primarily of salaries and employee benefits, net occupancy expenses, data processing, professional fees, net gain or loss on derivatives and the amortization of core deposits and other intangibles. Noninterest expense increased by $4.5 million, or 5%, to $97.4 million for the six months ended March 31, 2014 from $92.9 million for the six months ended March 31, 2013. A substantial portion of the increase was driven by a $13.0 million change in derivatives, net (gain) loss, which is offset by a corresponding loss in net interest income related to our fair value loans. Adjusted for this variance, our adjusted noninterest expenses decreased 8% to $98.5 million for the six months ended March 31, 2014 from $107.0 million for the six months ended March 31, 2013, and our efficiency ratio was 49.8% for the six months ended March 31, 2014, compared with 51.4% for the six months ended March 31, 2013. For more information on these non-GAAP financial measures, including a reconciliation of each to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.” The remaining portion of the reduction in noninterest expenses was driven by focused expense control across our organization, most notably a $4.8 million reduction in salaries and benefit costs due to a net closure of 14 branches between March 31, 2013 and March 31, 2014, and efforts to streamline our retail structure. Significant components of noninterest expense are described in further detail below.

Salaries and Employee Benefits. Salaries and related benefits is the largest component of noninterest expense and includes the cost of incentive compensation, benefit plans, health insurance and payroll taxes. These expenses were $47.1 million for the six months ended March 31, 2014, a 9% decrease from $51.8 million for the six months ended March 31, 2013. The decrease was primarily due to lower salary costs driven by the net closure of 14 branches, as previously discussed, and disciplined management of staffing levels across our business.

Occupancy Expenses, Net. Occupancy costs were $8.7 million for the six months ended March 31, 2014, an 8% decrease from $9.5 million for the six months ended March 31, 2013. Occupancy expenses relate to our branch network and administrative office locations throughout our footprint, including both owned and leased locations. Both rent expense and depreciation expense declined period-over-period, primarily as a result of the net closure of 14 branch locations as previously discussed.

Data Processing. These expenses include payments to vendors who provide software, data processing and services on an outsourced basis, costs related to supporting and developing Internet-based activities and depreciation of bank-owned hardware and software. Expenses for data processing were $9.8 million for the six months ended March 31, 2014, an 11% increase from $8.8 million for the six months ended March 31, 2013. The increase was attributable to higher software expenses, primarily related to mobile and online product offerings, and higher credit card processing charges due to increased volume.

Advertising. Advertising expenses have declined by $1.3 million to $2.2 million for the six months ended March 31, 2014. The decrease was a result of more focused marketing campaigns and altered timing of spending.

Professional Fees. Professional fees include legal services required to complete transactions, resolve legal matters or delinquent loans, our FDIC and FICO assessments and the cost of accountants and other consultants. These expenses were $6.0 million for the six months ended March 31, 2014 and 2013, as lower legal fees were offset by new assessments from NAB in connection with compliance costs associated with rules implementing various provisions of the Dodd-Frank Act applicable to us because of our relationship with NAB.

Derivatives, Net (Gain) Loss. In the normal course of business, we use interest rate swaps to manage our interest rate risk. These interest rate swap agreements are entered into in order to facilitate the risk management strategies of a small number of commercial real estate, commercial non-real estate and agriculture fixed-rate loan customers with original maturities of 5 years or greater, and typically 5 to 15 years. We mitigate this risk by entering into equal and offsetting interest rate swap agreements with NAB. The related interest rate swaps are recognized as either assets or liabilities in our financial statements, and any gains or losses on these swaps are recorded in earnings as a component of noninterest expense. These arrangements resulted in a $1.1 million net gain for the six months ended March 31, 2014 compared to a $14.1 million net gain for the six months ended March 31, 2013, a fluctuation of $13.0 million, which is offset by a corresponding loss in net interest income related to our fair value loans. For more information on these accounting arrangements, including the accounting for the related fixed-term loans, see “—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rates Swaps Accounted for at Fair Value.”

Amortization of Core Deposits and Other Intangibles. Amortization of core deposits and other intangibles represents the scheduled amortization of specifically identifiable intangible assets arising from acquisitions, including NAB’s acquisition of us as well as subsequent acquisitions completed by us. The most significant component of amortization of core deposits and other intangibles relates to core deposit intangible assets, which represented $8.2 million for the six months ended March 31, 2014 compared to $8.5 million for the six months ended March 31, 2013. Total scheduled amortization for all intangible assets includes approximately $16 million for the full fiscal year 2014, approximately $7 million for fiscal year 2015, approximately $3 million for fiscal year 2016 and immaterial amounts for fiscal years 2017 through 2023.

Other. Other noninterest expenses include costs related to OREO, business development and professional membership fees, travel and entertainment costs and costs specific to integrating newly-acquired banks. Other noninterest expenses decreased from $13.0 million for the six months ended March 31, 2013 to $11.0 million for the six months ended March 31, 2014, a decrease of 15%.

Provision for Income Taxes

Our provision for income taxes varies due to the amount of taxable income, the availability of tax-advantaged income and tax credits and the rates charged by federal and state authorities. Our provision for income taxes of $29.4 million for the six months ended March 31, 2014 represents an effective tax rate of 35.0%, compared with $25.9 million or 36.2% for the six months ended March 31, 2013, with the decrease in rate primarily due to a larger amount of tax-exempt interest and the mix of state and local taxes we recognized. We have historically calculated our provision for income taxes as though we were a standalone company. As a result, we do not expect any material changes in our provisioning for income taxes following the completion of this offering.

Results of Operations—Fiscal Years Ended September 30, 2013 and September 30, 2012

Overview

The following table highlights certain key financial and performance information at and for the years ended September 30, 2013 and 2012:

	Fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Operating Data:
Interest and dividend income	$294,257	$344,304
Interest expense	39,161	50,971
Noninterest income	77,692	88,975
Noninterest expense	171,073	235,010
Provision for loan losses	11,574	30,145
Net income	96,243	72,995
Cash net income(1)	112,289	89,397

Performance Ratios:
Net interest margin	3.24%	3.98%
Adjusted net interest margin(1)	3.76%	3.72%
Return on average total assets	1.07%	0.85%
Return on average tangible common equity(1)	17.5%	15.0%
Efficiency ratio(1)	51.5%	54.0%

	At and for the fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Balance Sheet and Other Information:
Total assets	$9,134,258	$9,008,252
Loans(2)	6,362,673	6,138,574
Allowance for loan losses	55,864	71,878
Deposits	6,948,208	6,884,515
Stockholder’s equity	1,417,214	1,388,563
Tangible common equity(1)	642,156	595,920
Tier 1 capital ratio	12.4%	11.9%
Total capital ratio	13.8%	13.7%
Tier 1 leverage ratio	9.2%	8.3%
Tangible common equity / tangible assets(1)	8.2%	7.8%
Nonperforming loans / total loans(3)	1.29%	1.55%
Net charge-offs / average total loans	0.44%	0.54%
Allowance for loan losses / total loans	0.88%	1.17%

(1)	This is a non-GAAP financial measure. For more information on this non-GAAP financial measure, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”
(2)	Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.
(3)	Nonperforming loans excludes loans covered by FDIC loss-sharing arrangements.

Our total assets were $9.1 billion at September 30, 2013, compared with $9.0 billion at September 30, 2012. The increase in total assets from September 30, 2012 was principally attributable to organic loan growth. At September 30, 2013, loans as shown above were $6.4 billion, an increase of $0.3 billion, or 4%, from $6.1 billion for the fiscal year ended September 30, 2012, primarily due to growth in agricultural and commercial lending. In fiscal year 2013, total deposits grew 1% to $6.9 billion.

For the fiscal year ended September 30, 2013:

•	net income was $96.2 million, an increase of $23.2 million, or 32%, compared with fiscal year 2012, and cash net income was $112.3 million, an increase of $22.9 million from $89.4 million for fiscal year 2012, in each case due in large part to continued improvement in the overall credit quality of our lending portfolio, leading to lower net charge-offs compared to fiscal year 2012 and an $18.6 million pre-tax reduction in provision for loan losses;

•	net interest margin was 3.24%, a decrease of 74 basis points compared with fiscal year 2012, however, our adjusted net interest margin increased 4 basis points to 3.76% compared with fiscal year 2012. The decrease in our net interest margin was primarily attributable to changes in fair value associated with certain of our long-term loans measured at fair value where we have entered into interest rate swaps, while the increase in our adjusted net interest margin was primarily due to cost reductions from our strategic efforts undertaken to transition the composition of our deposit portfolio away from higher- cost term deposits toward more cost-effective transaction accounts;

•	net interest income was $255.1 million, a decrease of $38.2 million, or 13%, compared with fiscal year 2012, and our adjusted net interest income was $295.4 million, an 8% increase compared with fiscal year 2012. The increase in our adjusted net interest income is primarily due to 7% growth in average interest-earning assets, which outpaced 6% growth in interest-bearing liabilities. The decline in our net interest income was primarily attributable to changes in fair value associated with certain of our long- term loans measured at fair value where we have entered into interest rate swaps;

•	provision for loan losses was $11.6 million, a decrease of $18.6 million, or 62%, compared with fiscal year 2012. The decrease was driven by continued improvement in our incurred loss history and reductions in impaired loans requiring specific reserves for loan losses;

•	noninterest income was $77.7 million, a decrease of $11.3 million, or 13%, compared with fiscal year 2012, due in large part to a $6.4 million decrease in gains on sales of investment securities and a $4.0 million bargain purchase gain recorded on the purchase of North Central Bancshares, Inc. in fiscal year 2012, which was not a recurring item;

•	noninterest expense was $171.1 million, a decrease of $63.9 million, or 27%, compared with fiscal year 2012, and our adjusted noninterest expense decreased 2% compared with fiscal year 2012, driven in each case by our focus on right-sizing our branch footprint, continued devotion of resources to process improvement initiatives across the organization and a decrease in our net OREO carrying costs and, in the case of our noninterest expense, by changes in fair value associated with certain of our interest rate swaps used to manage interest rate risk associated with some of our long-term loans measured at fair value; and

•	return on average total assets increased 22 basis points, from 0.85% for fiscal year 2012 to 1.07% for fiscal year 2013, while return on average tangible common equity increased from 15.0% to 17.5% over the same period.

Our cash net income, adjusted net interest margin, adjusted net interest income, adjusted noninterest expense and return on average tangible common equity discussed above are all non-GAAP financial measures. For more information on these financial measures, including a reconciliation to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Net Interest Income

The following table presents net interest income, net interest margin and adjusted net interest margin for fiscal years 2013 and 2012:

	Fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Net interest income:
Total interest and dividend income	$294,257	$344,304
Less: Total interest expense	39,161	50,971

Net interest income	255,096	293,333
Less: Provision for loan losses	11,574	30,145

Net interest income after provisions for loan losses	$243,522	$263,188

Net interest margin and adjusted net interest margin:
Average interest-earning assets	$7,862,860	$7,367,085
Average interest-bearing liabilities	7,560,749	7,149,294
Net interest margin	3.24%	3.98%
Adjusted net interest margin(1)	3.76%	3.72%

(1)	This is a non-GAAP financial measure. For more information on this financial measure, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Net interest income was $255.1 million in fiscal year 2013, a decrease of $38.2 million, or 13%, from $293.3 million in fiscal year 2012. Net of the impact of the change in fair value on fixed-rate loans measured at fair value where we have entered into matching interest rate swaps, adjusted net interest income increased to $295.4 million in fiscal year 2013 from $274.0 million in fiscal year 2012, an increase of 8%. Our average interest-earning assets grew 7% in fiscal year 2013, while our average interest-bearing liabilities grew 6% during the period. In fiscal year 2013, the average yield on interest-earning assets decreased 93 basis points to 3.74% while the average rate on interest-bearing liabilities decreased 19 basis points to 0.52%. Net interest margin was 3.24% in fiscal year 2013, compared with 3.98% in fiscal year 2012. Adjusted net interest margin remained relatively flat, increasing 4 basis points to 3.76% compared with the fiscal year 2012. For more information on our adjusted net interest margin, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

The following table presents the distribution of average assets, liabilities and equity, interest income and resulting yields on average interest-earning assets, and interest expense and rates on average interest-bearing liabilities for each of the last three fiscal years. Loans on nonaccrual status, totaling $81.5 million at September 30, 2013, $93.8 million at September 30, 2012 and $143.2 million at September 30, 2011 are included in the average balances below. Any interest that had accrued as of the date of nonaccrual is immediately reversed as contra-interest income, while any interest subsequently recovered is recorded in the period of recovery. Tax-exempt loans and securities, totaling $340.2 million at September 30, 2013, $273.9 million at September 30, 2012 and $95.1 million at September 30, 2011, are typically entered at lower interest rate arrangements than comparable non-exempt loans and securities. Interest income earned on these assets is presented below at contractual rate, as opposed to a tax equivalent yield concept, with any tax benefit realized presented in the provision for income taxes and reflected in the effective tax rate for the period.

	Fiscal year ended September 30,
	2013			2012			2011
	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates	Average Balance	Interest	Yields/ Rates
	(dollars in thousands)
Assets:
Cash and due from banks	$132,517	$336	0.25%	$141,722	$331	0.23%	$183,603	$682	0.37%
Investment securities	1,575,343	29,588	1.88%	1,746,789	33,791	1.93%	1,607,413	38,977	2.42%
Loans, net	6,155,000	264,333	4.29%	5,478,574	310,182	5.66%	5,168,621	338,099	6.54%

Total interest-earning assets	7,862,860	294,257	3.74%	7,367,085	344,304	4.67%	6,959,637	377,758	5.43%
Other noninterest-earning assets	1,158,231			1,210,866			1,319,781

Total Assets	$9,021,091	$294,257	3.26%	$8,577,951	$344,304	4.01%	$8,279,418	$377,758	4.56%

Liabilities and Equity:
Non-interest demand deposits	$1,159,581			$973,551			$792,392
NOW, MMDA and savings deposits	3,296,745	$6,921	0.21%	2,748,001	$6,967	0.25%	2,430,520	$7,925	0.33%
CDs	2,447,553	26,196	1.07%	2,799,666	37,449	1.34%	3,222,237	51,784	1.61%

Total deposits	6,903,879	33,117	0.48%	6,521,218	44,416	0.68%	6,445,149	59,709	0.93%

Securities sold under agreements to repurchase	230,516	644	0.28%	226,955	1,014	0.45%	267,296	1,253	0.47%
FHLB advances and other borrowings	328,976	3,103	0.94%	303,743	3,098	1.02%	140,297	2,962	2.11%
Related party notes payable	41,295	950	2.30%	41,295	1,007	2.44%	48,295	930	1.93%
Subordinated debentures and other	56,083	1,347	2.40%	56,083	1,436	2.56%	56,083	1,369	2.44%

Total borrowings	656,870	6,044	0.92%	628,076	6,555	1.04%	511,971	6,514	1.27%

Total interest-bearing liabilities	7,560,749	39,161	0.52%	7,149,294	50,971	0.71%	6,957,120	66,223	0.95%

Noninterest-bearing other liabilities	80,047			76,587			78,320
Equity	1,380,295			1,352,070			1,243,978

Total Liabilities and Equity	$9,021,091			$8,577,951			$8,279,418

Net interest spread			2.73%			3.30%			3.61%
Net interest income and net interest margin		$255,096	3.24%		$293,333	3.98%		$311,535	4.48%

Adjusted net interest income and adjusted net interest margin(1)		$295,401	3.76%		$273,964	3.72%		$299,287	4.30%

(1)	These are non-GAAP financial measures. For more information on these financial measures, including a reconciliation to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

Interest and Dividend Income

The following table presents interest and dividend income for fiscal years 2013 and 2012:

	Fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Interest and dividend income:
Loans	$264,333	$310,182
Taxable securities	28,552	32,581
Nontaxable securities	127	180
Dividends on securities	909	1,030
Federal funds sold and other	336	331

Total interest and dividend income	$294,257	$344,304

Total interest and dividend income consists primarily of interest income on loans and interest and dividend income on our investment portfolio. Total interest and dividend income for fiscal year 2013 decreased by $50.0 million, or 15%, to $294.3 million from $344.3 million for fiscal year 2012. Significant components of interest and dividend income are described in further detail below.

Loans. Interest income on loans decreased to $264.3 million in fiscal year 2013 from $310.2 million in fiscal year 2012, a decrease of 15% during fiscal year 2013. The results for fiscal year 2013 reflected a 12% increase in average loan balances. The average yield on loans was 4.29% in fiscal year 2013, compared to 5.66% in fiscal year 2012, a decrease of 137 basis points during fiscal year 2013. The most significant driver of the decrease in interest income on loans was a $59.7 million difference in the net fair value change due to movements in interest rates on fixed-rate loans measured at fair value where we had entered into matching interest rate swaps. Net of this variance, which was offset in our noninterest expense, our interest income on loans was $304.6 million for fiscal year 2013, compared to $290.8 million for fiscal year 2012. Average loan balances for fiscal year 2013 were $6.2 billion, compared to $5.5 billion for fiscal year 2012, an increase of $0.7 billion, or 12%. Growth in our loan portfolio is attributable to our acquisition of North Central Bancshares, Inc. in June 2012, which contributed approximately $0.3 billion of outstanding loan balances, as well as organic growth through the year, primarily in our agriculture and commercial non-real estate loan categories.

Our yield on loans is affected by market rates, the level of adjustable-rate loan indices, interest rate floors and caps, customer repayment activity, the level of loans held for sale, portfolio mix, movement in the fair value of long-term fixed-rate loans accounted for under ASC 825 Fair Value Option, and the level of nonaccrual loans.

Loan-related fee income of approximately $9 million is included in interest income for fiscal year 2013 compared to approximately $8 million for fiscal year 2012. In addition, certain fees collected at loan origination are considered to be a component of yield on the underlying loans and are deferred and recognized into income over the life of the loans.

Investment Portfolio. Interest and dividend income on investments includes income earned on investment securities and FHLB stock. In fiscal year 2013, our investment portfolio consisted primarily of mortgage-backed securities, substantially all of which were residential agency mortgage-backed securities. Interest and dividend income on investments decreased to $29.6 million in fiscal year 2013, from $33.8 million in fiscal year 2012, a decrease of 12%. The average balance in our investment portfolio was $1.6 billion in fiscal year 2013 and $1.7 billion in fiscal year 2012, a decrease of 10%, while the average yield decreased from 1.93% to 1.88%, a decrease of five basis points. The volume decrease is due to overall balance sheet composition, as the loan portfolio grew faster than the deposit portfolio, with the investment portfolio decreased to balance liquidity and funding requirements. The weighted average duration of our investment portfolio was shortened to address interest rate risk considerations, and market yields continued to decline, both of which contributed to lower overall yields in fiscal year 2013 compared with fiscal year 2012. Average investments in fiscal years 2013 and 2012 were 20% and 24%, respectively, of total average interest-earning assets. As of September 30, 2013, the carrying value of investment securities and FHLB stock was $1.5 billion compared with $1.6 billion as of September 30, 2012.

Interest Expense

The following table presents interest expense for fiscal years 2013 and 2012:

	Fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Interest expense:
Deposits	$33,117	$44,416
Securities sold under agreements to repurchase	644	1,014
FHLB advances and other borrowings	3,103	3,098
Related party notes payable	950	1,007
Subordinated debentures and other	1,347	1,436

Total interest expense	$39,161	$50,971

Total interest expense consists primarily of interest expense on five components: deposits, securities sold under agreements to repurchase, FHLB advances and other borrowings, related party notes payable and our outstanding subordinated debentures. Total interest expense decreased to $39.2 million in fiscal year 2013, from $51.0 million in fiscal year 2012, a decrease of $11.8 million, or 23%. Average interest-bearing liabilities increased to $7.6 billion in fiscal year 2013 from $7.1 billion in fiscal year 2012, an increase of $0.5 billion, or 6%. The average cost of total interest-bearing liabilities decreased to 0.52% in fiscal year 2013, compared with 0.71% in fiscal year 2012. Significant components of interest expense are described in further detail below.

Deposits. Interest expense on deposits, consisting of checking accounts, MMDAs, NOW accounts, savings accounts and CDs, was $33.1 million in fiscal year 2013 compared with $44.4 million in fiscal year 2012, a decrease of $11.3 million, or 25%. Average deposit balances were $6.9 billion in fiscal year 2013, compared with $6.5 billion for fiscal year 2012. Our average deposits increased 6% during fiscal year 2013, and the average rate paid on deposits decreased 20 basis points to 0.48% during fiscal year 2013. At September 30, 2013, our total deposits were $6.9 billion, an increase of 1% compared to September 30, 2012.

Average non-interest-bearing demand account balances comprised 17% of average total deposits for fiscal year 2013, compared with 15% for fiscal year 2012. Total average other liquid accounts, consisting of money market and savings accounts, increased in fiscal year 2013 to 48% of total average deposits from 42% in fiscal year 2012, while CD accounts decreased in fiscal year 2013 to 35% of total average deposits from 43% in fiscal year 2012. This shift in our deposit composition accounted for much of the improvement in the cost of our deposit funding between these two periods.

FHLB Advances and Other Borrowings. Interest expense on FHLB advances and other borrowings was $3.1 million for both fiscal year 2013 and fiscal year 2012, reflecting weighted average cost of 0.94% and 1.02%, respectively. Our average balance for FHLB advances and other borrowings increased to $329.0 million in fiscal year 2013 from $303.7 million in fiscal year 2012, an increase of 8%. The average rate paid on these liabilities decreased 8 basis points in fiscal year 2013 to 0.94%. Average FHLB advances and other borrowings as a proportion of total average interest-bearing liabilities were 4% for both fiscal year 2013 and for fiscal year 2012. The average rate paid on FHLB advances is impacted by market rates and the various terms and repricing frequency of the specific outstanding borrowings in each year. Our total outstanding FHLB advances were

$390.5 million at September 30, 2013 compared with $305.5 million at September 30, 2012. The weighted average contractual rate paid on our FHLB advances was 1.05% at September 30, 2013 and 1.04% at September 30, 2012, an increase of one basis point over the year. The average tenor of our FHLB advances was 25 months and 10 months at September 30, 2013 and 2012, respectively. The amount of other borrowings and related interest expense are immaterial in both periods.

We must collateralize FHLB advances by pledging residential real estate loans and investments. We pledge more assets than required by our current level of borrowings in order to maintain additional borrowing capacity. Although we may substitute other loans for such pledged loans, we are restricted in our ability to sell or otherwise pledge these loans without substituting collateral or prepaying a portion of the FHLB advances. At September 30, 2013, we had pledged $2.0 billion of loans to the FHLB, against which we had borrowed $390.5 million.

Subordinated Debentures and Other. Interest expense on our outstanding subordinated debentures was $1.3 million and $1.4 million for fiscal years 2013 and 2012, respectively. At September 30, 2013 and September 30, 2012, the weighted average contractual rate on outstanding subordinated notes was 2.31% and 2.45%, respectively.

Securities Sold Under Agreements to Repurchase; Related Party Notes Payable. Securities sold under agreements to repurchase represent retail repurchase agreements with customers and, together, with our related party notes payable, represent a small portion of our overall funding profile. The interest expense associated with these two classes of liabilities remained largely consistent period-over-period.

Rate and Volume Variances

Net interest income is affected by changes in both volume and interest rates. Volume changes are caused by increases or decreases during the year in the level of average interest-earning assets and average interest-bearing liabilities. Rate changes result from increases or decreases in the yields earned on assets or the rates paid on liabilities.

The following table presents for each of the last two fiscal years a summary of the changes in interest income and interest expense resulting from changes in the volume of average asset and liability balances and changes in the average yields or rates compared with the preceding fiscal year. If significant, the change in interest income or interest expense due to both volume and rate has been prorated between the volume and the rate variances based on the dollar amount of each variance. The table illustrates a trend of continued balance sheet growth over the last two fiscal years, while margins remain under pressure, particularly on the asset side of the balance sheet. The rate impact related to loans in fiscal year 2013 is exacerbated by the impact of the change in fair value of fixed-rate loans where we have entered into matching interest rate swaps, whereas the rate impact is muted in fiscal year 2012; absent this change, we do see continued pressure on loan pricing as a result of strong competition in the markets where we operate and the prolonged low-interest rate environment. The table also illustrates the favorable impact to rate and volume attributes driven by strategic efforts undertaken in fiscal year 2013 to shift the balance of our deposit portfolio away from CDs toward more cost-effective NOW accounts, MMDAs and savings accounts and to more closely monitor deposit pricing and exceptions to rates set internally for specific deposit products.

	2013 vs. 2012			2012 vs. 2011
	Volume	Rate	Total	Volume	Rate	Total
	(dollars in thousands)
Increase (decrease) in interest income:
Cash and due from banks	$(16)	$21	$5	$(134)	$(217)	$(351)
Investment securities	(3,242)	(961)	(4,203)	3,893	(9,079)	(5,186)
Loans	47,973	(93,822)	(45,849)	22,470	(50,387)	(27,917)

Total increase (decrease)	44,715	(94,762)	(50,047)	26,229	(59,683)	(33,454)

Increase (decrease) in interest expense:
NOW, MMDA & savings accounts	(330)	284	(46)	1,363	(2,321)	(958)
CDs	(4,346)	(6,906)	(11,252)	(6,291)	(8,044)	(14,335)
Securities sold under agreements to repurchase	16	(386)	(370)	(182)	(56)	(238)
FHLB advances and other borrowings	56	(51)	5	245	(109)	136
Related party notes payable	—	(57)	(57)	(92)	169	77
Subordinated debentures	—	(90)	(90)	—	67	67

Total increase (decrease)	(4,604)	(7,206)	(11,810)	(4,957)	(10,294)	(15,251)

Increase (decrease) in net interest income	$49,319	$(87,556)	$(38,237)	$31,186	$(49,389)	$(18,203)

Noninterest Income

The following table presents noninterest income for fiscal years 2013 and 2012:

	Fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Noninterest income:
Service charges and other fees	$41,692	$38,937
Net gain on sale of loans	13,724	11,794
Casualty insurance commissions	1,426	1,383
Investment center income	3,137	1,847
Net gain on sale of securities	917	7,305
Trust department income	3,545	3,241
Net gain from sale of repossessed property and other assets	2,788	6,822
Gain on acquisition of business	—	3,950
Other	10,463	13,696

Total noninterest income	$77,692	$88,975

Noninterest income was $77.7 million for fiscal year 2013, compared with $89.0 million for fiscal year 2012, a decrease of 13%. The principal drivers of the decrease were declines in gains on sales of investment securities and a $4.0 million bargain purchase gain recorded on the purchase of North Central Bancshares, Inc. in fiscal year 2012 that was not a recurring item. Significant components of noninterest income are described in further detail below.

Service Charges and Other Fees. Service charges and other fees are primarily fees charged to deposit customers, including OD/NSF fees, commercial deposit account analysis and other charges, and ATM interchange and foreign activity fees. Service charges and other fees increased to $41.7 million in fiscal year 2013 from $38.9 million in fiscal year 2012, an increase of 7%. The increase was primarily driven by higher

ATM usage volumes, an increase in customer OD/NSF fees, and charges generated from the launch of a new fee-based consumer checking product offering. As a subsidiary of NAB, we are subject to the limitations on permissible interchange fees contained in the Durbin Amendment to the Dodd-Frank Act, and the implementing regulations, which are reflected in the ATM interchange income we generated during the fiscal years 2013 and 2012. We estimate that the annual impact of this limitation is approximately $7.0 million.

Net Gain on Sale of Loans. The net gain on the sale of $450.0 million in aggregate principal balance of loans was $13.7 million in fiscal year 2013. In comparison, the net gain on sale of loans was $11.8 million on loan sales of $417.0 million in fiscal year 2012. Our average gain as a percentage of loans sold increased approximately 20 basis points in fiscal year 2013 compared to fiscal year 2012, as we focused on improving pricing, timing and delivery to the market. Our loan sale activity in fiscal years 2013 and 2012 was primarily the sale of conforming residential mortgage loans to FNMA, other commercial banks and, to a lesser extent, various state-sponsored first-time homebuyer programs. Net gain on sales of loans fluctuates with the volume of loans sold, the type of loans sold and market conditions such as the current interest rate environment. The volume of loans that we sell depends upon conditions in the mortgage origination, loan securitization and secondary loan sale markets. We experienced similar volumes in fiscal year 2013 and fiscal year 2012 but capitalized on better pricing outcomes on sales into the secondary market to deliver a more favorable revenue outcome in fiscal year 2013.

Investment Center Income. Investment center income consists of revenues from the investment advisory and wealth management services, other than trust services, we make available to our customers. Investment center income increased to $3.1 million for fiscal year 2013, a $1.3 million increase from $1.8 million for fiscal year 2012. This increase was primarily the result of an increase in assets under management based on positive market conditions and trends.

Net Gain on Sale of Securities. Net gain on sale of securities represents the difference between gross sale proceeds and carrying value at amortized cost of investment securities sold during the period. We received total proceeds related to security sales of $542.8 million during fiscal year 2012, generating net gains of $7.3 million, compared to the $0.9 million of gains on the sale of securities on total proceeds of $72.4 million during fiscal year 2013. The decrease in fiscal year 2013 is primarily attributable to lower volumes of security sales in fiscal year 2013 compared to fiscal year 2012.

Net Gain from Sale of Repossessed Property and Other Assets. Our net gain on the sale of repossessed property and other assets was $2.8 million for fiscal year 2013, a decline of $4.0 million from $6.8 million for fiscal year 2012. This decline was primarily the result of a decrease in the number and carrying value of properties held as OREO and available for sale.

Other income. Other income includes rental income derived from leasing certain portions of bank-owned real estate, vendor incentive payments and other miscellaneous income items. Other income decreased to $10.5 million in fiscal year 2013 from $13.7 million in fiscal year 2012, a decrease of 24%.

Noninterest Expense

The following table presents noninterest expense for fiscal years 2013 and 2012:

	Fiscal year ended September 30,
	2013	2012
	(dollars in thousands)
Noninterest expense:
Salaries and employee benefits	$100,660	$97,689
Occupancy expenses, net	18,532	17,366
Data processing	18,980	15,270
Equipment expenses	4,518	5,438
Advertising	6,267	8,169
Communication expenses	4,609	4,826
Professional fees	12,547	13,049
Derivatives, net (gain) loss	(40,305)	19,369
Amortization of core deposits and other intangibles	19,290	19,646
Other	25,975	34,188

Total noninterest expense	$171,073	$235,010

Our noninterest expense consists primarily of salaries and employee benefits, net occupancy expenses, data processing, professional fees, net gain or loss on derivatives and amortization of core deposits and other intangibles. Noninterest expense decreased to $171.1 million in fiscal year 2013 from $235.0 million in fiscal year 2012, a decrease of 27%. A substantial portion of the decrease was driven by a $59.7 million change in derivatives, net (gain) loss, which is offset by a corresponding loss in net interest income related to our fair value loans. Adjusted for this variance, our adjusted noninterest expenses decreased 2% from $215.6 million in fiscal year 2012 to $211.4 million in fiscal year 2013. Our efficiency ratio was 51.5% for fiscal year 2013 and 54.0% for fiscal year 2012, a decrease of 3%. For more information on these non-GAAP financial measures, including a reconciliation of each to the most directly comparable GAAP financial measures, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.” The remaining portion of the reduction in noninterest expense was driven primarily by decreases in costs related to OREO, including valuation declines and property maintenance and protection, and integration expenses. Significant components of noninterest expense are described in further detail below.

Salaries and Employee Benefits. Salaries and employee benefits are the largest component of noninterest expense and include the cost of incentive compensation, benefit plans, health insurance and payroll taxes. These expenses were $100.7 million for fiscal year 2013, a 3% increase from $97.7 million for fiscal year 2012. The increase was driven primarily by the impact of a standard annual increase in wages and higher costs of employee benefits including health insurance, retirement plan contributions and other fringe benefits.

Occupancy Expenses. Occupancy costs were $18.5 million for fiscal year 2013, a 7% increase from $17.4 million for fiscal year 2012. Occupancy expenses relate to our branch network and administrative office locations throughout our footprint, including both owned and leased locations. Although the footprint remained substantially consistent year-over-year, all classes of expenses increased marginally, including utilities, rent, insurance and real estate taxes.

Data Processing. These expenses include payments to vendors who provide software, data processing, and services on an outsourced basis, costs related to supporting and developing Internet-based activities, and depreciation of bank-owned hardware and software. Expenses for data processing were $19.0 million for fiscal year 2013, a 24% increase from $15.3 million for fiscal year 2012. The year-over-year increase was primarily driven by higher depreciation and third party vendor expenditures, mostly related to online and mobile applications, and higher credit card processing expenses on increased volumes.

Advertising. Advertising expenses declined by $1.9 million to $6.3 million for fiscal year 2013. The decrease was a result of more focused marketing campaigns.

Professional Fees. Professional fees include legal services required to complete transactions, resolve legal matters or delinquent loans, our FDIC and FICO assessments, and the cost of accountants and other consultants. These expenses were $12.5 million for fiscal year 2013, a 4% decrease from $13.0 million for fiscal year 2012. The decrease was primarily driven by a 66% decline in consulting fees resulting from a renewed focus on controlling third party expenses.

Derivatives, Net (Gain) Loss. In the normal course of business, we use interest rate swaps to manage our interest rate risk. The interest rate swap agreements are entered into in order to facilitate the risk management strategies of a small number of commercial real estate, commercial non-real estate and agriculture fixed-rate loan customers with original maturities 5 years or greater, and typically 5 to 15 years. We mitigate this risk by entering into equal and offsetting interest rate swap agreements with NAB. The related interest rate swaps are recognized as either assets or liabilities in our financial statements and any gains or losses on these swaps are recorded in earnings as a component of noninterest expense. These arrangements resulted in a $40.3 million net gain in fiscal year 2013 compared to a $19.4 million net loss in fiscal year 2012, a fluctuation of $59.7 million, which is offset by a corresponding loss in net interest income related to our fair value loans. For more information on these accounting arrangements, including the accounting for the related fixed-term loans, see “—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rates Swaps Accounted for at Fair Value.”

Amortization of Core Deposits and Other Intangibles. Amortization of core deposits and other intangibles represents the scheduled amortization of specifically-identifiable intangible assets arising from acquisitions, including NAB’s acquisition of us as well as subsequent acquisitions completed by us. The most significant component of amortization of core deposits and other intangibles relates to core deposit intangible assets, which represented $16.8 million in fiscal year 2013 compared to $17.2 million in fiscal year 2012. The intangible assets currently recorded are scheduled to amortize through May 2023. Total scheduled amortization for all intangible assets includes approximately $16 million for fiscal year 2014, approximately $7 million for fiscal year 2015, approximately $3 million for fiscal year 2016 and immaterial amounts for fiscal years 2017 through 2023.

Other. Other noninterest expenses include costs related to OREO, business development and professional membership fees, travel and entertainment costs and costs specific to integrating newly acquired banks. Other noninterest expenses decreased from $34.2 million in fiscal year 2012 to $26.0 million in fiscal year 2013, a decrease of 24%. The decrease was driven primarily by a $6.5 million decrease in net OREO costs and a $7.1 million decrease in integration expenses, partially offset by a $2.5 million increase related to the FDIC clawback liability recorded in conjunction with our FDIC loss-sharing arrangements.

Provision for Income Taxes

The provision for income taxes varies due to the amount of taxable income, the investments in tax-advantaged securities and tax credit funds and the rates charged by federal and state authorities. The provision for income taxes of $53.9 million in fiscal year 2013 represents an effective tax rate of 35.9%, compared with $44.2 million or 37.7% for fiscal year 2012, with the decrease in rate primarily due to a larger amount of tax exempt interest and the mix of state and local taxes we recognized. We have historically calculated our provision for income taxes as though we were a standalone company. As a result, we do not expect any material changes in our provisioning for income taxes following the completion of this offering.

Return on Assets and Equity

The table below presents our return on average total assets, return on average common equity, dividend payout ratio, average common equity to average assets ratio and net income per average common share at and for the dates presented:

	At and for the fiscal year ended Sept. 30,
	2013	2012	2011
Return on average total assets	1.07%	0.85%	0.76%
Return on average common equity	6.97%	5.40%	5.04%
Dividend payout ratio	43%	57%	60%
Average common equity to average assets ratio	15.30%	15.76%	15.02%
Net income per average common share	$484.29	$367.31	$315.76

Analysis of Financial Condition

Loan Portfolio

The following table presents our loan portfolio by category at the end of the most recent quarter and each of the last five fiscal years:

	March 31, 2014	Sept. 30,
		2013	2012	2011	2010	2009
			(dollars in thousands)
Unpaid principal balance:
Commercial non-real estate(1)	$1,523,861	$1,481,756	$1,353,802	$970,868	$958,801	$655,635
Agriculture(1)	1,634,189	1,587,248	1,396,472	1,091,755	923,015	631,164
Commercial real estate(1)	2,395,082	2,311,974	2,364,099	2,342,468	2,544,361	1,739,851
Residential real estate	888,425	906,469	940,225	776,696	992,540	256,593
Consumer	95,329	101,477	127,236	103,151	169,470	127,247
Other lending	29,036	24,711	15,414	8,270	22,208	13,487

Total unpaid principal balance	6,565,922	6,413,635	6,197,248	5,293,208	5,610,395	3,423,977

Less: Unamortized discount on acquired loans	(29,050)	(34,717)	(55,836)	(94,475)	(184,622)	—
Less: Unearned net deferred fees and costs and loans in process	(5,109)	(16,245)	(2,838)	(4,692)	(5,053)	(3,573)

Total loans	6,531,763	6,362,673	6,138,574	5,194,041	5,420,720	3,420,404
Allowance for loan losses	(47,153)	(55,864)	(71,878)	(71,543)	(55,620)	(33,762)

Loans, net	$6,484,610	$6,306,809	$6,066,696	$5,122,498	$5,365,100	$3,386,642

(1)	Unpaid principal balance for commercial non-real estate, agriculture and commercial real estate loans includes fair value adjustments associated with long-term fixed-rate loans where we have entered into interest rate swaps to hedge our interest rate risk. See “—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rate Swaps Accounted for at Fair Value” for more information.

From September 30, 2010 to September 30, 2013, net of the change in the balance of acquired credit-impaired loans from our acquisition of TierOne Bank that are accounted for in accordance with ASC 310-30 Accounting for Purchased Loans, our loan portfolio grew at a CAGR of 11%. During the first half of fiscal year 2014 and all of fiscal year 2013, we continued to focus growth efforts on our commercial non-real estate and agriculture loan categories. Over the same time period, CRE loan balances remained mostly static but declined as a percentage of the overall portfolio, while residential real estate and consumer loans are gradually running off in real dollar terms and as a percentage of the portfolio. A large portion of those loans are acquired and continue to run off faster than we originate similar loans.

The following tables present an analysis of the unpaid principal balance of our loan portfolio at March 31, 2014 and September 30, 2013, by property type and by each of the four major geographic areas we use to manage our markets.

	March 31, 2014
	Nebraska	Iowa / Kansas / Missouri	South Dakota	Arizona / Colorado	Other(2)	Total	%
			(dollars in thousands)
Commercial non-real estate(1)	$396,690	$594,082	$302,856	$196,794	$33,439	$1,523,861	23.2%
Agriculture(1)	147,701	463,032	545,731	478,270	(545)	1,634,189	24.9%
Commercial real estate(1)	514,784	711,061	674,583	427,973	66,681	2,395,082	36.5%
Residential real estate	220,559	321,349	151,334	118,716	76,467	888,425	13.5%
Consumer	26,832	31,639	27,162	6,576	3,120	95,329	1.5%
Other lending	—	—	—	—	29,036	29,036	0.4%

Total	$1,306,566	$2,121,163	$1,701,666	$1,228,329	$208,198	$6,565,922	100%

% by location	19.9%	32.3%	25.9%	18.7%	3.2%	100%

(1)	Unpaid principal balance for commercial non-real estate, agriculture and commercial real estate loans includes fair value adjustments associated with long-term fixed-rate loans where we have entered into interest rate swaps to hedge our interest rate risk. See “—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rate Swaps Accounted for at Fair Value” for more information.
(2)	Balances in this column represent acquired workout loans and certain other loans managed by our staff, commercial and consumer credit card loans, fair value adjustments related to acquisitions and loans for which we have elected the fair value option, which could result in a negative carrying amount in the event of a net negative fair value adjustment.

	September 30, 2013
	Nebraska	Iowa / Kansas / Missouri	South Dakota	Arizona / Colorado	Other(2)	Total	%
	(dollars in thousands)
Commercial non-real estate(1)	$374,530	$594,063	$279,006	$197,395	$36,762	$1,481,756	23.1%
Agriculture(1)	139,829	458,128	518,214	459,998	11,079	1,587,248	24.7%
Commercial real estate(1)	483,074	641,439	703,569	387,941	95,951	2,311,974	36.0%
Residential real estate	218,928	343,844	150,812	107,057	85,828	906,469	14.1%
Consumer	26,311	34,809	29,501	6,983	3,873	101,477	1.6%
Other lending	—	—	—	—	24,711	24,711	0.5%

Total	$1,242,672	$2,072,283	$1,681,102	$1,159,374	$258,504	$6,413,635	100%

% by location	19.4%	32.3%	26.2%	18.1%	4.0%	100%

(1)	Unpaid principal balance for commercial non-real estate, agriculture and commercial real estate loans includes fair value adjustments associated with long-term fixed-rate loans where we have entered into interest rate swaps to hedge our interest rate risk. See “—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rate Swaps Accounted for at Fair Value” for more information.
(2)	Balances in this column represent acquired workout loans and certain other loans managed by our staff, commercial and consumer credit card loans, fair value adjustments related to acquisitions and loans for which we have elected the fair value option, which could result in a negative carrying amount in the event of a net negative fair value adjustment.

The following table presents additional detail regarding our agriculture, CRE and residential real estate loans at March 31, 2014 and September 30, 2013:

	March 31, 2014	Sept. 30, 2013
	(dollars in thousands)
Commercial non-real estate	$1,523,861	$1,481,756
Agriculture real estate	724,103	699,479
Agriculture operating loans	910,086	887,769

Agriculture	1,634,189	1,587,248
Construction and development	240,476	294,314
Owner-occupied CRE	1,091,319	1,010,159
Non-owner-occupied CRE	920,483	820,916
Multifamily residential real estate	142,804	186,585

Commercial real estate	2,395,082	2,311,974
Home equity lines of credit	325,663	318,092
Closed-end first lien	442,118	445,899
Closed-end junior lien	71,727	80,230
Residential construction	48,917	62,248

Residential real estate	888,425	906,469
Consumer	95,329	101,477
Other	29,036	24,711

Total unpaid principal balance	$6,565,922	$6,413,635

Commercial Non-Real Estate. Commercial non-real estate, or business lending, represents one of our core competencies. We believe that providing a tailored range of integrated products and services, including lending, to small- and medium-enterprise customers is the business at which we excel and through which we can generate favorable returns for our stockholders. We offer a number of different products including working capital and other shorter-term lines of credit, fixed-rate loans over a wide range of terms including our tailored business loans, for which we enter into matching interest rate swaps that give us floating payments for all deals over five years, and variable-rate loans with varying terms.

Agriculture. Agriculture loans include farm operating loans and loans collateralized by farm land. According to the American Bankers Association, at March 31, 2014, we were ranked the seventh-largest farm lender bank in the United States measured by total dollar volume of farm loans, and we take great pride in our knowledge of the agricultural industry across our footprint. We consider agriculture lending one of our core competencies. In 2008, agriculture loans comprised approximately 15% of our overall loan portfolio, compared to 25% as of March 31, 2014. We target a 20% to 35% portfolio composition for agriculture loans according to our risk appetite statement approved by our board of directors. Within our agriculture portfolio, we are further diversified across a wide range of subsectors with the majority of the portfolio concentrated within various types of grain, livestock and dairy products, and across different geographical segments within our footprint. Total agriculture lending grew by approximately $191 million, or 14%, during fiscal year 2013, consistent with our strategic initiatives and focused investment in agriculture lending growth.

Commercial Real Estate. CRE includes both owner-occupied CRE and non-owner-occupied CRE and construction and development lending. While CRE lending will remain a significant component of our overall loan portfolio, we are committed to managing our exposure to riskier non-owner-occupied CRE and construction and development deals specifically, and to CRE lending in general, by targeting relationships with relatively low loan-to-value positions, priced to reflect the amount of risk we accept as the lender. This focus on rebalancing the portfolio is reflected in the fact that CRE lending comprised nearly 50% of the portfolio at the time of the NAB acquisition in 2008, compared to 37% as of March 31, 2014. During fiscal year 2013, outstanding CRE lending decreased by 2%, from $2.4 billion to $2.3 billion, then returned to $2.4 billion as of March 31, 2014. Construction and development loans totaled $240.5 million at March 31, 2014, a decline of $53.8 million, or 18%, from $294.3 million at September 30, 2013.

Residential Real Estate. Residential real estate lending reflects 1-to-4-family real estate construction loans, closed-end first-lien mortgages (primarily single-family long-term first mortgages resulting from acquisitions of other banks), closed-end junior-lien mortgages and home equity lines of credit, or HELOCs. Our closed-end first-lien mortgages include a small percentage of single-family first mortgages that we originate and cannot subsequently sell into the secondary market, including jumbo products, adjustable-rate mortgages and rural home mortgages. Conversely, a large percentage of our total single-family first mortgage originations are sold into the secondary market in order to meet our interest rate risk management objectives.

Consumer. Our consumer lending offering comprises a relatively small portion of our total loan portfolio, and predominantly reflects small-balance secured and unsecured products marketed by our retail branches.

Other Lending. Other lending includes all other loan relationships that do not fit within the categories above, primarily consumer and commercial credit cards and customer deposit account overdrafts.

The following table presents the maturity distribution of our loan portfolio as of September 30, 2013. The maturity dates were determined based on the contractual maturity date of the loan:

	1 Year or Less	>1 Through 5 Years	>5 Years	Total
	(dollars in thousands)
Maturity distribution:
Commercial non-real estate	$538,471	$522,329	$420,956	$1,481,756
Agriculture	767,346	552,224	267,678	1,587,248
Commercial real estate	385,901	1,012,831	913,242	2,311,974
Residential real estate	126,432	357,560	422,477	906,469
Consumer	18,338	61,369	21,770	101,477
Other lending	24,711	—	—	24,711

Total	$1,861,199	$2,506,313	$2,046,123	$6,413,635

The following table presents the distribution, as of September 30, 2013, of our loans that were due after one year between fixed and variable interest rates:

	Fixed	Variable	Total
	(dollars in thousands)
Maturity distribution:
Commercial non-real estate	$629,545	$313,740	$943,285
Agriculture	607,393	212,509	819,902
Commercial real estate	1,051,769	874,304	1,926,073
Residential real estate	240,888	539,149	780,037
Consumer	74,161	8,978	83,139

Total	$2,603,756	$1,948,680	$4,552,436

OREO

In the normal course of business, we obtain title to parcels of real estate and other assets when borrowers are unable to meet their contractual obligations and we initiate foreclosure proceedings, or via deed in lieu of foreclosure actions. OREO assets are considered nonperforming assets. When we obtain title to an asset, we evaluate how best to maintain and protect our interest in the property and seek to liquidate the assets at an acceptable price in a timely manner. Our total OREO carrying value was $77.2 million as of March 31, 2014, an increase of $19.8 million compared to September 30, 2013. The increase derived primarily from the foreclosure on one longstanding CRE relationship. The following table presents our OREO balances for the periods indicated:

	Six months ended March 31, 2014	Fiscal year ended Sept. 30,
		2013	2012
	(dollars in thousands)
Beginning balance	$57,422	$68,526	$99,640
Additions to OREO	30,829	28,980	62,158
Valuation adjustments and other	(3,475)	(6,884)	(14,060)
Sales	(7,553)	(33,200)	(79,212)

Ending balance	$77,223	$57,422	$68,526

Investments

The following table presents the amortized cost of the investment portfolio at the dates indicated:

	March 31, 2014	Sept. 30,
		2013	2012	2011
		(dollars in thousands)
U.S. Treasury and agency securities	$—	$—	$5,005	$5,012
Mortgage-backed securities:
Government National Mortgage Association	1,312,135	1,470,822	1,502,442	1,450,250
Federal National Mortgage Association	—	1	1	1
States and political subdivision securities	3,006	3,513	5,757	6,561
Corporate debt securities	11,810	11,889	32,878	15,700
Other	1,007	5,449	5,449	5,449

Total	$1,327,958	$1,491,674	$1,551,532	$1,482,973

We have historically invested excess deposits in high-quality, liquid investment securities including residential agency mortgage-backed securities and, to a lesser extent, U.S. Treasury and agency securities, corporate debt securities and issuances of U.S. states and political subdivisions. Our investment portfolio serves as a means to collateralize FHLB borrowings and public funds deposits, to earn net spread income on excess deposits and to maintain liquidity and balance interest rate risk. As of March 31, 2014, September 30, 2013, and for fiscal years 2011 through 2013, the portfolio composition was heavily weighted toward Government National Mortgage Association residential agency mortgage-backed securities to fit the risk appetite and financial return targets of NAB due to favorable risk-weighting treatment from APRA. During fiscal year 2013, the total amortized cost of the portfolio decreased by $59.9 million as our loan portfolio growth outpaced deposit growth and certain holdings were liquidated to ensure interest rate risk metrics remained within policy limits.

The following tables present the aggregate amortized cost of each investment category of the investment portfolio and the weighted average yield for each investment category for each maturity period at March 31, 2014 and September 30, 2013. Maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or prepaid without any penalties. The weighted-average yield on these assets is presented below based on the contractual rate, as opposed to a tax equivalent yield concept.

	March 31, 2014
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years		Mortgage-backed securities		Securities without contractual maturities		Total
	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate
	(dollars in thousands)
Mortgage-backed securities	$—	—%	$—	—%	$—	—%	$—	—%	$1,312,135	1.93%	$—	—%	$1,312,135	1.93%
States and political subdivision securities	1,090	4.76%	70	4.14%	1,846	4.80%	—	—%	—	—%	—	—%	3,006	4.77%
Corporate debt securities	6,814	2.41%	—	—%	4,996	1.75%	—	—%	—	—%	—	—%	11,810	2.13%
Other	—	—%	—	—%	—	—%	—	—%	—	—%	1,007	—%	1,007	—%

Total	$7,904	2.73%	$70	4.14%	$6,842	2.58%	$—	—%	$1,312,135	1.93%	$1,007	—%	$1,327,958	1.93%

	September 30, 2013
	Due in one year or less		Due after one year through five years		Due after five years through ten years		Due after ten years		Mortgage-backed securities		Securities without contractual maturities		Total
	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate	Amount	Weighted average rate
	(dollars in thousands)
Mortgage-backed securities	$—	—%	$—	—%	$—	—%	$—	—%	$1,470,823	2.08%	$—	—%	$1,470,823	2.08%
States and political subdivision securities	1,497	4.23%	94	4.60%	1,922	3.71%	—	—%	—	—%	—	—%	3,513	3.95%
Corporate debt securities	—	—%	6,894	2.41%	4,995	1.77%	—	—%	—	—%	—	—%	11,889	2.14%
Other	—	—%	—	—%	—	—%	—	—%	—	—%	5,449	—%	5,449	—%

Total	$1,497	4.23%	$6,988	2.44%	$6,917	2.31%	$—	—%	$1,470,823	2.08%	$5,449	—%	$1,491,674	2.08%

Asset Quality

We place an asset on nonaccrual status when any installment of principal or interest is more than 90 days past due (except for loans that are well secured and in the process of collection) or earlier when management determines the ultimate collection of all contractually due principal or interest to be unlikely. Restructured loans for which we grant payment or significant interest rate concessions are placed on nonaccrual status until collectability improves and a satisfactory payment history is established, generally by the receipt of at least six consecutive payments. Our collection policies related to delinquent and charged-off loans are highly focused on individual relationships, and we believe that these policies are in compliance with all applicable laws and regulations.

The following table presents the dollar amount of nonaccrual loans, OREO, restructured performing loans and accruing loans over 90 days past due, at the end of the dates indicated. We have excluded loans covered by our FDIC loss-sharing arrangements from nonaccrual loans. These assets are generally pooled with other similar loans and are generally accreting purchase discount into income each period. We are generally indemnified at a rate of 80% for any future credit losses through June 4, 2015 for commercial loans and June 4, 2020 for single-family real estate loans.

	March 31, 2014	Sept. 30,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Nonaccrual loans
Commercial non-real estate	$4,249	$6,641	$7,394	$12,359	$10,949	$12,322
Agriculture	10,831	8,236	3,757	6,200	6,992	299
Commercial real estate	20,694	57,652	71,455	116,465	14,841	12,196
Residential real estate	6,460	8,746	10,798	7,377	3,702	7,188
Consumer	229	226	401	823	1,132	789
Other lending	—	—	—	—	—	—

Total nonaccrual loans	42,463	81,501	93,805	143,224	37,616	32,794
OREO	77,223	57,422	68,526	99,640	132,988	5,355

Total nonperforming assets	119,686	138,923	162,331	242,864	170,604	38,149
Restructured performing loans	35,095	39,130	40,009	14,244	—	—

Total nonperforming and restructured assets	$154,781	$178,053	$202,340	$257,108	$170,604	$38,149

Accruing loans 90 days or more past due	$—	$227	$1,832	$352	$203	$39
Percent of total assets
Nonperforming loans	0.46%	0.89%	1.04%	1.75%	0.45%	0.63%
OREO	0.83%	0.63%	0.76%	1.22%	1.61%	0.10%
Nonperforming assets	1.29%	1.52%	1.80%	2.97%	2.06%	0.73%
Nonperforming and restructured assets	1.67%	1.95%	2.25%	3.14%	2.06%	0.73%

At September 30, 2013, our nonperforming assets were approximately 1.52% of total assets, compared to 1.80% at September 30, 2012. At March 31, 2014, our nonperforming assets totaled $119.7 million, or 1.29% of total assets.

We had simple average nonaccrual loans of $87.6 million outstanding during fiscal year 2013. Based on the average loan portfolio yield for the year of 4.29%, we estimate that we would have received approximately $3 million to $4 million of additional interest income during the year if that entire portion of the portfolio had been performing. During the same period, the amount of net interest income that we recorded on loans in nonaccrual status was immaterial.

We have experienced a decline in nonaccrual loans and total nonperforming assets in both total-dollar terms and as a percentage of total assets since both measures peaked in fiscal year 2011. Most notably, nonaccrual commercial real estate loans have declined from $116.5 million at September 30, 2011 to $20.7 million at March 31, 2014, a reduction of 82%. This change was driven by our focused workout through restructure and foreclosure of a number of problem loans that were written primarily prior to 2009, supported by our overall focus on managing our exposure to non-owner-occupied commercial real estate and construction and development loans, which we believe are relatively riskier than owner-occupied CRE loans. Nonaccrual agriculture loans have increased since the end of fiscal year 2011; however, this increase was driven by a small number of specific loans that we do not believe are representative of our broader agriculture lending portfolio.

Further, this increase in our nonaccrual agriculture loans is proportionate to growth in our overall agriculture loan portfolio since fiscal year 2011. Our OREO assets increased by $19.8 million from September 30, 2013 to March 31, 2014, primarily as a result of the foreclosure of one significant loan relationship that was on nonaccrual status at September 30, 2013.

We do not have any potential problem loans that are not already identified as nonaccrual, past due or restructured as it is our policy to promptly reclassify loans as soon as we become aware of doubts as to the borrowers’ ability to meet repayment terms. We do not have any material interest-bearing assets that would be disclosed as nonperforming loans or restructured performing loans if they were loans.

Allowance for Loan Losses

We establish an allowance for the inherent risk of probable losses within our loan portfolio. The allowance for loan losses is management’s best estimate of probable credit losses that are incurred in the loan portfolio. We determine the allowance for loan losses based on an ongoing evaluation, driven primarily by monitoring changes in loan risk grades, delinquencies and other credit risk indicators, which is an inherently subjective process. We consider the uncertainty related to certain industry sectors and the extent of credit exposure to specific borrowers within the portfolio. In addition, we consider concentration risks associated with the various loan portfolios and current economic conditions that might impact the portfolio. All of these estimates are susceptible to significant change. Changes to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed to be uncollectible are charged off against the allowance for loan losses. Recoveries of amounts previously charged-off are credited to the allowance for loan losses.

Our allowance for loan losses consists of two components. For non-impaired loans, we calculate a weighted average ratio of 12-, 36- and 60-month historical realized losses by collateral type; adjust as necessary for our interpretation of current economic conditions and current portfolio trends including credit quality, concentrations, aging of the portfolio and/or significant policy and underwriting changes not entirely covered by the calculated historical loss rates; and apply the loss rates to outstanding loan balances in each collateral category. For impaired loans, we estimate our exposure for each individual relationship, given the current payment status of the loan, the present value of expected payments and the value of the underlying collateral as supported by third-party appraisals, broker’s price opinions, and/or the borrower’s audited financial statements, each adjusted for liquidation costs. Any shortfall between the liquidation value of the underlying collateral and the recorded investment value of the loan is considered the required specific reserve amount. Actual losses in any period may exceed allowance amounts. We evaluate and adjust our allowance for loan losses, and the allocation of the allowance between loan categories, each month.

The following table presents an analysis of our allowance for loan losses, including provisions for loan losses, charge-offs and recoveries, for the periods indicated:

	At and for the six months ended March 31, 2014	At and for the fiscal year ended Sept. 30,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Allowance for loan losses:
Balance at beginning of period	$55,864	$71,878	$71,543	$55,620	$33,761	$26,047
Provision charged to expense	(1,625)	13,650	16,300	43,810	48,711	13,870
Purchase accounting adjustment	—	—	—	—	—	1,813
Impairment of loans acquired with deteriorated credit quality	(1,940)	(2,076)	13,845	17,967	—	—
Charge-offs:
Commercial non-real estate	(999)	(3,636)	(7,304)	(9,482)	(10,966)	(4,101)
Agriculture	(2,086)	(4,069)	(49)	(1,075)	(1,155)	(15)
Commercial real estate	(3,194)	(19,648)	(24,854)	(32,862)	(11,911)	(3,119)
Residential real estate	(437)	(1,766)	(1,625)	(3,900)	(5,207)	(1,252)
Consumer	(152)	(244)	(1,137)	(526)	(192)	(538)
Other lending	(956)	(1,851)	(1,764)	(1,521)	(1,044)	(875)

Total charge-offs	(7,824)	(31,214)	(36,733)	(49,366)	(30,475)	(9,900)

Recoveries:
Commercial non-real estate	759	1,206	1,386	1,156	1,852	652
Agriculture	15	22	160	201	3	—
Commercial real estate	1,024	689	3,268	761	830	407
Residential real estate	96	279	630	379	218	76
Consumer	67	396	226	241	27	130
Other lending	717	1,034	1,253	774	691	666

Total recoveries	2,678	3,626	6,923	3,512	3,621	1,931

Net loan (charge-offs) recoveries	(5,146)	(27,588)	(29,810)	(45,854)	(26,853)	(7,969)

Balance at end of period	$47,153	$55,864	$71,878	$71,543	$55,620	$33,761

Average total loans for the period(1)	$6,442,531	$6,223,009	$5,549,685	$5,226,325	$4,147,054	$2,906,490
Total loans at period end(1)	$6,531,763	$6,362,673	$6,138,574	$5,194,041	$5,420,720	$3,420,404
Ratios
Net charge-offs (recoveries) to average total loans(2)	0.16%	0.44%	0.54%	0.88%	0.65%	0.27%
Allowance for loan losses to:
Total loans	0.72%	0.88%	1.17%	1.38%	1.03%	0.99%
Nonaccruing loans	111.04%	68.54%	76.62%	49.95%	147.86%	102.95%

(1)	Loans include unpaid principal balance net of unamortized discount on acquired loans and unearned net deferred fees and costs and loans in process.
(2)	Calculated as an annualized percentage for the six months ended March 31, 2014, as applicable.

In fiscal year 2013, we recorded net charge-offs of $27.6 million, compared to net charge-offs of $29.8 million in fiscal year 2012. Net charge-offs as a percentage of average total loans were 0.44% in fiscal year 2013 compared to 0.54% in fiscal year 2012. In the first half of fiscal year 2014, we recorded net charge-offs of $5.1 million. Net charge-offs as a percentage of total loans were 0.16% (annualized) in the first half of fiscal year 2014.

Total charge-offs and net charge-offs have each decreased since fiscal year 2011. The majority of charge-offs in fiscal years 2011, 2012 and 2013 were related to commercial real estate loans, primarily loans that were written prior to 2009. We believe this continued decline is reflective of our focus on managing our exposure to non-owner-occupied commercial real estate and construction and development loans, which we believe are relatively riskier than owner-occupied CRE loans, and represents that the majority of our most problematic commercial real estate loans have been worked out of our portfolio. Agriculture charge-offs increased in fiscal year 2013 and the first half of fiscal year 2014; however, these increases are related to a small number of specific loans and, we believe, are not representative of underlying issues in our broader agriculture portfolio.

At September 30, 2013, the allowance for loan losses was 0.88% of our total loan portfolio, compared with 1.17% at September 30, 2012. At March 31, 2014, our allowance for loan losses was 0.72% of total loans. Our allowance for loan losses, both in total dollars and as a percentage of total loans, has declined since September 30, 2012. Since that point in time we have experienced a consistent decline in annual net charge-offs as a percentage of total loans which impacts the allowance calculation for non-impaired loans, a reduction in nonperforming (and typically impaired) loans which generally require higher specific reserves, and a reduction in our relative exposure to commercial real estate loans which have historically driven a large proportion of our net charge-offs. Additionally, certain of our loans which are carried at fair value, totaling $0.9 billion and $0.8 billion at March 31, 2014 and September 30, 2013, respectively, have no associated allowance for loan losses, but rather have a fair value adjustment related to credit risk, which is reflected in interest income, thus driving the overall ratio of allowance for loan losses to total loans lower.

The following tables present management’s historical allocation of the allowance for loan losses by loan category, in both dollars and percentage of our total allowance for loan losses, to specific loans in those categories at the dates indicated:

	March 31, 2014	Sept. 30,
		2013	2012	2011	2010	2009
	(dollars in thousands)
Allocation of allowance for loan losses:
Commercial non-real estate	$10,275	$11,222	$18,979	$16,450	$14,687	$17,945
Agriculture	7,903	9,296	6,906	2,509	2,298	1,469
Commercial real estate	17,603	22,562	30,234	40,733	31,593	9,927
Residential real estate	10,277	11,779	14,761	10,758	6,026	1,869
Consumer	430	312	542	832	624	2,313
Other lending	665	693	456	261	392	238

Total	$47,153	$55,864	$71,878	$71,543	$55,620	$33,761

	March 31, 2014	Sept. 30,
		2013	2012	2011	2010	2009
Allocation of allowance for loan losses:
Commercial non-real estate	21.8%	20.1%	26.4%	23.0%	26.4%	53.2%
Agriculture	16.8%	16.6%	9.6%	3.5%	4.1%	4.4%
Commercial real estate	37.3%	40.4%	42.1%	56.9%	56.8%	29.4%
Residential real estate	21.8%	21.1%	20.5%	15.0%	10.8%	5.5%
Consumer	0.9%	0.6%	0.8%	1.2%	1.1%	6.8%
Other lending	1.4%	1.2%	0.6%	0.4%	0.8%	0.7%

Management will continue to evaluate the loan portfolio and assess economic conditions in order to determine future allowance levels and the amount of loan loss provisions. We review the appropriateness of our allowance for loan losses on a monthly basis. Management monitors closely all past due and restructured loans in assessing the appropriateness of its allowance for loan losses. In addition, we follow procedures for reviewing and grading all substantial commercial and agriculture relationships at least annually. Based predominately upon the review and grading process, we determine the appropriate level of the allowance in response to our assessment of the probable risk of loss inherent in our loan portfolio. Management will make additional loan loss provisions when the results of its problem loan assessment methodology or overall allowance appropriateness test indicate additional provisions are required.

The review of problem loans is an ongoing process during which management may determine that additional charge-offs are required or additional loans should be placed on nonaccrual status. We recorded a release of provision for loan losses of $3.6 million during the first half of fiscal year 2014. We recorded provisions for loan losses of $11.6 million and $30.1 million during fiscal years 2013 and 2012, respectively. We have also recorded an allowance for unfunded lending-related commitments that represents our estimate of incurred losses on the portion of lending commitments that borrowers have not advanced. The balance of the allowance for unfunded lending-related commitments was $0.4 million at March 31, 2014 and September 30, 2013.

Deposits

We obtain funds from depositors by offering consumer and business demand deposit accounts, MMDAs, NOW accounts, savings accounts and term CDs. At March 31, 2014 and September 30, 2013, our total deposits were $7.3 billion and $6.9 billion, respectively. Deposits increased 4% at March 31, 2014 as compared to September 30, 2013, and 4%, as compared to March 31, 2013. Our accounts are federally insured by the FDIC up to the legal maximum. We advertise in newspapers, on the Internet and on television and radio to attract deposits and perform limited direct telephone solicitation of potential institutional depositors such as investment managers, public depositors and pension plans. We have significantly shifted the composition of our deposit portfolio away from CDs toward demand, NOW, MMDA and savings accounts over the last 18 months. This has dramatically reduced our overall cost of deposit funding, in addition to the fact that we have greatly increased adherence to internally published rate offerings for various types of deposit account offerings. The following table presents the balances and weighted average cost of our deposit portfolio at the following dates:

			Sept. 30
	March 31, 2014		2013			2012		2011
	Amount	Weighted Avg. Cost	Amount	Weighted Avg. Cost		Amount	Weighted Avg. Cost	Amount	Weighted Avg. Cost
				(dollars in thousands)
Non-interest-bearing demand	$1,268,925	—%	$1,199,427	—	% $	1,076,437	—%	$848,414	—%
NOW accounts, money market and savings	4,088,464	0.23%	3,601,796	0.21%		3,037,382	0.22%	2,532,143	0.26%
Time certificates, $100,000 or more	746,297	0.98%	850,817	1.04%		1,178,095	1.36%	1,106,665	1.53%
Other time certificates	1,148,998	0.87%	1,296,168	0.97%		1,592,601	1.27%	1,784,527	1.45%

Total	$7,252,684	0.37%	$6,948,208	0.48%		$6,884,515	0.68%	$6,271,749	0.93%

Municipal public deposits constituted $0.9 billion of our deposit portfolio at September 30, 2013, of which $0.7 billion were required to be collateralized, which has contributed to declines in our overall cost of deposits. Municipal public deposits constituted $1.0 billion of our deposit portfolio at March 31, 2014, of which $0.8 billion were required to be collateralized. Our top 10 depositors were responsible for 9% of our total deposits at both March 31, 2014 and September 30, 2013.

The following table presents deposits by region:

		Sept. 30,
	March 31, 2014	2013	2012
	(dollars in thousands)
Nebraska	$2,524,222	$2,455,229	$2,481,965
Iowa / Kansas / Missouri	2,220,338	2,103,593	1,827,833
South Dakota	1,352,568	1,315,652	1,428,004
Arizona / Colorado	1,114,894	1,038,201	1,100,562
Corporate and other	40,662	35,533	46,151

Total deposits	$7,252,684	$6,948,208	$6,884,515

We fund a portion of our assets with CDs that have balances of $100,000 or more and that have maturities generally in excess of six months. At March 31, 2014 and September 30, 2013, our CDs of $100,000 or more totaled $0.7 billion and $0.9 billion, respectively. The following table presents the maturities of our CDs of $100,000 or more and less than $100,000 in size at September 30, 2013:

	Greater than or equal to $100,000	Less than $100,000

	(dollars in thousands)
Remaining maturity:
Three months or less	$199,049	$270,769
Over three through six months	116,418	249,901
Over six through twelve months	224,609	308,915
Over twelve months	310,741	466,583

Total	$850,817	$1,296,168

Percent of total deposits	12.2%	18.7%

At March 31, 2014 and September 30, 2013, the average remaining maturity of all CDs was approximately 13 months. The average CD amount per account was approximately $28,889 and $29,584 at March 31, 2014 and September 30, 2013, respectively.

We have acquired term CDs from a source that was deemed to be a broker. The total amount of these deposits was approximately $0.1 million and $0.4 million at March 31, 2014 and September 30, 2013, respectively. We no longer acquire deposits from this source.

Derivatives

In the normal course of business, we enter into fixed-rate loans having original maturities of 5 years or greater (typically between 5 and 15 years) with certain of our commercial and agribusiness banking customers to assist them in facilitating their risk management strategies. We mitigate our interest rate risk associated with these loans by entering into equal and offsetting fixed-to-floating interest rate swap agreements for these loans with NAB London Branch. We have elected to account for the loans at fair value under ASC 825 Fair Value Option. Changes in the fair value of these loans are recorded in earnings as a component of interest income in the relevant period. The related interest rate swaps are recognized as either assets or liabilities in our financial statements and any gains or losses on these swaps are recorded in earnings as a component of noninterest expense. The economic hedges are fully effective from an interest rate risk perspective, as gains and losses on our swaps are directly offset by changes in fair value of the hedged loans (i.e., swap interest rate risk adjustments are directly offset by associated loan interest rate risk adjustments). Consequently, any changes in interest income associated with changes in fair value resulting from interest rate movement, as opposed to changes in credit quality, on the loans are directly offset by equal and opposite charges to or reductions in noninterest expense for the related interest rate swap. To ensure the correlation of movements in fair value between the interest rate swap and the related loan, we pass on all economic costs associated with breaking the interest rate swap resulting from loan customer prepayments (partial or full) to the customer.

Short-Term Borrowings

Our primary sources of short-term borrowings include securities sold under repurchase agreements and certain FHLB advances maturing within 12 months. Our short-term borrowings position did not change materially between September 30, 2013 and March 31, 2014. The following table presents certain information with respect to only our borrowings with original maturities less than 12 months at fiscal year-end for each of our last three fiscal years:

	As of and for the six months ended March 31, 2014	As of and for the fiscal year ended Sept. 30,
		2013	2012	2011
	(dollars in thousands)
Short-term borrowings:
FHLB advances	$—	$50,000	$150,000	$—
Securities sold under agreements to repurchase	201,055	213,940	231,247	207,621
Related party notes payable	5,500	5,500	5,500	12,500
Other short-term borrowings	100	107	121	884

Total short-term borrowings	$206,655	$269,547	$386,868	$221,005

Maximum amount outstanding at any month-end during the period	$241,391	$387,769	$447,274	$416,115
Average amount outstanding during the period	$202,452	$315,611	$347,937	$282,108
Weighted average rate for the period(1)	0.30%	0.30%	0.36%	0.37%
Weighted average rate as of date indicated	0.33%	0.29%	0.34%	0.36%

(1)	Calculated as an annualized percentage for the six months ended March 31, 2014.

Great Western also has a $10 million revolving line of credit issued by NAB that is due on demand. There were outstanding advances of $5.5 million on this line of credit at each of March 31, 2014 and September 30, 2013. Great Western intends to prepay this line of credit in full prior to the completion of this offering. For more information on this line of credit, see “Our Relationship with NAB and Certain Other Related Party Transactions—Other Related Party Transactions—Indebtedness Held by NAB and Its Affiliates.”

Other Borrowings

Great Western has outstanding $56.1 million of junior subordinated debentures to affiliated trusts in connection with the issuance of trust preferred securities by such trusts as of March 31, 2014, September 30, 2013, and September 30, 2012. We are permitted under applicable laws and regulations to count these trust preferred securities as part of our Tier 1 capital.

Great Western also has outstanding a subordinated capital note issued to NAB New York Branch having an aggregate principal amount of approximately $35.8 million maturing in 2018. Great Western intends to prepay this subordinated capital note in full prior to the completion of this offering. For more information on this note, see “Our Relationship with NAB and Certain Other Related Party Transactions—Other Related Party Transactions—Indebtedness Held by NAB and Its Affiliates.”

Off-Balance Sheet Commitments, Commitments, Guarantees and Contractual Obligations

The following table summarizes the maturity of our contractual obligations and other commitments to make future payments at September 30, 2013. Customer deposit obligations categorized as “not determined” include noninterest-bearing demand accounts, NOW accounts, MMDAs and passbook accounts.

	Less Than 1 Year	1 to 2 Years	2 to 5 Years	> 5 Years	Not Determined	Total
	(dollars in thousands)
Contractual Obligations:
Customer deposits	$1,369,276	$448,934	$307,557	$21,218	$4,801,223	$6,948,208
Securities sold under agreement to repurchase	214,023	805	2,734	—	—	217,562
FHLB advances and other borrowings	160,607	65,000	140,000	25,000	—	390,607
Related party notes payable	5,500	—	—	35,795	—	41,295
Subordinated debentures(1)	—	—	—	56,083	—	56,083
Accrued interest payable	6,790	—	—	—	—	6,790
Operating leases, net of sublease income	4,324	3,644	7,265	2,327	—	17,560
Interest on FHLB advances	3,207	2,700	4,224	4,423	—	14,554
Interest on related party notes payable(1)	827	827	2,266	—	—	3,920

Other Commitments:
Commitments to extend credit—non-credit card	$1,153,512	$91,715	$252,042	$91,488	$16,614	$1,605,371
Commitments to extend credit—credit card	—	—	—	—	108,498	108,498
Letters of credit	51,893	—	—	—	—	51,893

(1)	The outstanding balance on our $10 million line of credit with NAB New York Branch and our subordinated debentures can be prepaid at any time without penalty; therefore, no future interest payments, other than those already accrued, are reflected.

Instruments with Off-Balance Sheet Risk

In the normal course of business, we enter into various transactions that are not included in our consolidated financial statements in accordance with GAAP. These transactions include commitments to extend credit to our customers and letters of credit. Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the commitment. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued primarily to support or guarantee the performance of a customer’s obligations to a third party. The credit risk involved in issuing letters of credit is essentially the same as originating a loan to the customer. We manage the risks associated with these arrangements by evaluating each customer’s creditworthiness prior to issuance through a process similar to that used by us in deciding whether to extend credit to the customer.

The following table presents the total notional amounts of all commitments by us to extend credit and letters of credit as of the dates indicated:

		Sept. 30,
	March 31, 2014	2013	2012
	(dollars in thousands)
Commitments to extend credit	$1,803,661	$1,713,869	$1,451,680
Letters of credit	52,400	51,893	61,111

Total	$1,856,061	$1,765,762	$1,512,791

Liquidity

Liquidity refers to our ability to maintain cash flow that is adequate to fund operations and meet present and future financial obligations through either the sale or maturity of existing assets or by obtaining additional funding through liability management. We consider the effective and prudent management of liquidity to be fundamental to our health and strength. Our objective is to manage our cash flow and liquidity reserves so that they are adequate to fund our obligations and other commitments on a timely basis and at a reasonable cost.

Our liquidity risk is managed through a comprehensive framework of policies and limits overseen by our bank’s asset and liability committee. We continuously monitor and make adjustments to our liquidity position by adjusting the balance between sources and uses of funds as we deem appropriate. Our primary measures of liquidity include monthly cash flow analyses under ordinary business activities and conditions and under situations simulating a severe run on our bank. We also monitor our bank’s deposit to loan ratio to ensure high quality funding is available to support our strategic lending growth objectives, and have internal management targets for the FDIC’s liquidity ratio, net short-term non-core funding dependence ratio and non-core liabilities to total assets ratio. The results of these measures and analyses are incorporated into our contingency funding plan, which provides the basis for the identification of our liquidity needs.

Great Western. Great Western’s primary source of liquidity is cash obtained from dividends by our bank. We primarily use our cash for the payment of dividends, when and if declared by our board of directors, and the payment of interest on our outstanding junior subordinated debentures and related party notes payable. We also use cash, as necessary, to satisfy the needs of our bank through equity contributions and for acquisitions. At March 31, 2014, Great Western had $4.7 million of cash. Prior to the completion of this offering, we expect to repay all outstanding amounts under our revolving line of credit with NAB and subordinated capital note issued to NAB New York Branch, which together totaled $41.3 million at March 31, 2014, through a combination of cash on hand and additional borrowings, which may include FHLB advances. Our management believes that the sources of available liquidity are adequate to meet all reasonably foreseeable short-term and intermediate-term demands.

Great Western Bank. Our bank maintains sufficient liquidity by maintaining minimum levels of excess cash reserves (measured on a daily basis), a sufficient amount of unencumbered, highly liquid assets and access to contingent funding with the FHLB. At March 31, 2014, our bank had cash of $418.4 million and $1.3 billion of highly-liquid securities held in our investment portfolio which could be sold to meet liquidity requirements. Our bank also had $230.1 million in FHLB borrowings at March 31, 2014, with additional available lines of $964.6 million. Our bank primarily uses liquidity to meet loan requests and commitments (including commitments under letters of credit), to accommodate outflows in deposits and to take advantage of interest rate market opportunities. At March 31, 2014, we had a total of $1.9 billion of outstanding exposure under commitments to extend credit and issued letters of credit. Our management believes that the sources of available liquidity are adequate to meet all our bank’s reasonably foreseeable short-term and intermediate-term demands.

Capital

As a bank holding company, we must comply with the capital requirements established by the Federal Reserve, and our bank must comply with the capital requirements established by the FDIC. The current risk-based guidelines applicable to us and our bank are based on the Basel I framework, as implemented by the federal bank regulators. See “Supervision and Regulation—Regulatory Capital Requirements.”

The following table presents our regulatory capital ratios at March 31, 2014 and the standards for both well-capitalized depository institutions and minimum capital requirements. Our capital ratios exceeded applicable regulatory requirements.

	Actual		Minimum Capital Requirement Ratio	Well Capitalized Ratio
	Capital Amount	Ratio
	(dollars in thousands)
Great Western
Tier 1 capital	$793,036	12.4%	4.0%	6.0%
Total capital	868,825	13.6%	8.0%	10.0%
Tier 1 leverage	793,036	9.4%	4.0%	5.0%

Great Western Bank
Tier 1 capital	$825,293	12.9%	4.0%	6.0%
Total capital	872,446	13.6%	8.0%	10.0%
Tier 1 leverage	825,293	9.8%	4.0%	5.0%

At March 31, 2014 and September 30, 2013, our Tier 1 capital included an aggregate of $56.1 million of trust preferred securities issued by our subsidiaries. At March 31, 2014, our Tier 2 capital included $47.2 million of the allowance for loan losses and $28.6 million of an intercompany subordinated capital note, subject to phase-out and a current haircut of 80%. At September 30, 2013, our Tier 2 capital included $55.9 million of the allowance for loan losses and $28.6 million of subordinated intercompany notes payable, subject to phase-out and a current haircut of 80%. Our total risk-weighted assets were $6.4 billion at March 31, 2014. Prior to the completion of this offering with the Formation Transactions, we expect to repay our outstanding $35.8 million intercompany subordinated capital note due on June 3, 2018 as discussed in “—Liquidity.”

In July 2013, the federal bank regulators approved the New Capital Rules (as defined and discussed in “Supervision and Regulation—Regulatory Capital Requirements”), which implement the Basel III capital framework and various provisions of the Dodd-Frank Act. We and our bank will be required to comply with these rules beginning on January 1, 2015, subject to the phase-in of certain provisions. In addition to other changes, the New Capital Rules establish a new common equity Tier 1 capital ratio. At March 31, 2014, calculated on a fully phased-in basis, our common equity Tier 1 capital ratio would have been 11.1%, which exceeds the 4.5% minimum ratio requirement in the rules (and the 7.0% minimum ratio requirement after including the full phase-in of the capital conservation buffer). At March 31, 2014, calculated on a fully phased-in basis, our bank’s common equity Tier 1 capital ratio would have been 12.4%.

The New Capital Rules also make changes to the calculation of Tier 1 capital and total capital, as well as changing the risk weightings associated with calculating our risk weighted assets. We believe the most significant changes from the current risk-based capital guidelines currently applicable to us will be the increased risk weightings for higher-volatility CRE, revolving lines of credit with less than a one year term and on past-due and impaired loans. We do not currently expect these changes will have a material effect on our capital ratios. In addition, our outstanding trust preferred securities will continue to qualify as additional Tier 1 capital under the New Capital Rules until we exceed $15 billion in consolidated total assets. At March 31, 2014, calculated on a fully phased-in basis, our Tier 1 capital ratio calculated under the New Capital Rules was 11.9%, and our bank’s Tier 1 capital ratio calculated under the New Capital Rules was 12.4%. We believe that, as of March 31, 2014, we and our bank would meet all capital adequacy requirements under the New Capital Rules on a fully phased-in basis as if such requirements were then in effect.

The common equity Tier 1 capital and Tier 1 capital ratio calculated under the New Capital Rules for both us and our bank are unaudited, non-GAAP financial measures. These ratios are calculated based on our estimates of the required adjustments under the New Capital Rules to the current regulatory-required calculation of risk-weighted assets and estimates of the application of provisions of the New Capital Rules to be phased in over time. We believe these estimates are reasonable, but they may ultimately be incorrect as we finalize our calculations under the New Capital Rules. A reconciliation our and our bank’s common equity Tier 1 capital and Tier 1 capital ratio calculated under the New Capital Rules at March 31, 2014 to our and our bank’s current regulatory-required Tier 1 capital ratios are presented in the table below:

	March 31, 2014
	Great Western	Great Western Bank
	(dollars in thousands)
Common equity Tier 1 capital:
Total Tier 1 capital	$793,036	$825,293
Less: Trust preferred securities	56,083

Total common equity Tier 1 capital	$736,953	$825,293

Risk-weighted assets	$6,397,943	$6,397,053
Add: Net change in risk-weighted assets	256,000	256,000

Basel III risk-weighted assets	$6,653,943	$6,653,053

Current regulatory Tier 1 capital ratio	12.4%	12.9%
Common equity Tier 1 capital ratio	11.1%	12.4%
Basel III Tier 1 capital ratio	11.9%	12.4%

Internal Control Over Financial Reporting

We have identified a material weakness in the design and operation of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weakness identified resulted from the fact that we did not have sufficient financial reporting and accounting staff with appropriate training and experience in GAAP and SEC rules and regulations assisting in the preparation and review of our consolidated financial statements included in this prospectus. As such, our controls over financial reporting were not operating effectively, and there were adjustments required in connection with the preparation of our consolidated financial statements included in this prospectus.

In response to this material weakness, we plan to hire and utilize additional qualified personnel within our financial reporting function in the future to assist with the preparation and review of future financial statements. However, we cannot assure you that we will be successful in implementing these measures or that these measures will significantly improve or remediate the material weakness described above. We also cannot assure you that we have identified all of our existing material weaknesses, or that we will not in the future have additional material weaknesses. We have not yet remediated our existing material weakness, and the remediation measures that we intend to implement may be insufficient to address our existing material weakness or to identify or prevent additional material weaknesses. See “Risk Factors—Risks Relating to Our Business—If we are unable to successfully remediate the existing material weakness in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected.”

Impact of Inflation and Changing Prices

Our financial statements included in this prospectus have been prepared in accordance with GAAP, which requires us to measure financial position and operating results primarily in terms of historic dollars. Changes in the relative value of money due to inflation or recession generally are not considered. The primary effect of inflation on our operations is reflected in increased operating costs. In our management’s opinion, changes in interest rates affect the financial condition of a financial institution to a far greater degree than changes in the inflation rate. While interest rates are greatly influenced by changes in the inflation rate, they do not necessarily change at the same rate or in the same magnitude as the inflation rate. Interest rates are highly sensitive to many factors that are beyond our control, including changes in the expected rate of inflation, the influence of general and local economic conditions and the monetary and fiscal policies of the United States government, its agencies and various other governmental regulatory authorities.

Recent Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update, or ASU, 2011-11 Disclosures about Offsetting Assets and Liabilities. Under the ASU, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting agreement. In January 2013, the FASB released ASU 2013-01 Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which amended ASU 2011-11 to specifically include only derivatives accounted for under Topic 815, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions that are either offset or subject to an enforceable master netting arrangement. The disclosure requirements became effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The adoption of these accounting pronouncements did not have a material impact on our consolidated financial statements.

In October 2012, the FASB released ASU 2012-06 Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. The new guidance clarifies that when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs, the reporting entity should account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. This guidance became effective for annual reporting periods beginning on or after December 15, 2012, and interim periods therein. The Company previously accounted for its indemnification asset in accordance with this guidance; accordingly, the adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02 Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The update amends existing literature to require an entity to provide information about the amounts reclassified out of other comprehensive income by component, and it also requires enhanced disclosure and cross reference on items reclassified out of accumulated other comprehensive income during the reporting period. The update became effective for reporting periods beginning after December 15, 2012. The adoption of the update did not have a significant impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04 Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The update amends existing literature to eliminate diversity in practice by clarifying and defining when an in substance repossession or foreclosure occurs. The terms “in substance a repossession or foreclosure” and “physical possession” are not currently defined in the accounting literature, resulting in diversity in practice when a creditor derecognizes a loan receivable and recognizes the real estate property collateralizing the loan receivable as an asset. Additionally, the update requires interim and annual disclosures of both the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The update is effective for annual periods and the interim periods within those annual periods beginning after December 15, 2014. The adoption of the update to existing standards is not expected to have a material impact on our consolidated financial statements.

Critical Accounting Policies and the Impact of Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowance for loan losses, credit risks, estimated loan lives, interest rate risk, investments, intangible assets, income taxes, contingencies, litigation and other operational risks. We base these estimates on our historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Credit Risk Management

Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. The strategy also emphasizes diversification on a geographic, industry and customer level; regular credit examinations; and management reviews of loans exhibiting deterioration of credit quality. The credit risk management strategy also includes a credit risk assessment process that performs assessments of compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. Loan decisions are documented with respect to the borrower’s business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements and risk rating rationale.

For purposes of managing credit risk, we categorize our loan portfolio into six classes: commercial non-real estate, agriculture, CRE, residential real estate, consumer and other lending.

The commercial non-real estate lending class includes loans made to small and middle market businesses and loans made to public sector customers. Loans in this class are secured by the operations and cash flows of the borrowers, and any guarantors. Historical loss history and updated loan-to-value information on collateral-dependent loans are the primary factors in determining the allowance for loan losses for the commercial non real estate lending class. Key risk characteristics relevant to the commercial non real estate lending class include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial performance, loan covenants and nature of pledged collateral. We consider these risk characteristics in assigning risk ratings and estimating environmental factors considered in determining the allowance for loan losses.

The agriculture lending class includes loans made to small and mid-size agricultural individuals and businesses. Loans in this class are secured by agricultural real estate, production, cash flows and any guarantors. Historical loss history and updated loan-to-value information on collateral-dependent loans are the primary factors in determining the allowance for loan losses for the agriculture lending class. Key risk characteristics relevant to the agriculture lending class include the geography of the borrower’s operations, commodity prices and weather patterns, purpose of the loan, repayment source, borrower’s debt capacity and financial performance, loan covenants, and nature of pledged collateral. We consider these risk characteristics in assigning risk ratings and estimating environmental factors considered in determining the allowance for loan losses.

The CRE lending class includes loans made to small and middle market businesses, including multifamily properties. Loans in this class are secured by CRE. Historical loss history and updated loan-to-value information on collateral-dependent loans are the primary factors in determining the allowance for loan losses for the CRE lending class. Key risk characteristics relevant to the CRE lending class include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial performance, loan covenants, and nature of pledged collateral. We consider these risk characteristics in assigning risk ratings and estimating environmental factors considered in determining the allowance for loan losses.

The residential real estate lending class includes loans made to consumer customers including residential mortgages, residential construction loans and home equity loans and lines. These loans are typically fixed-rate loans secured by residential real estate. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. Home equity lines typically have variable-rate terms that are benchmarked to a prime rate. Historical loss history is the primary factor in determining the allowance for loan losses for the residential real estate lending class. Key risk characteristics relevant to residential real estate lending class loans primarily relate to the borrower’s capacity and willingness to repay and include unemployment rates and other economic factors, and customer payment history. These risk characteristics, among others, are reflected in the environmental factors considered in determining the allowance for loan losses.

The consumer lending class includes loans made to consumer customers including loans secured by automobiles and other installment loans, and the other lending class includes credit card loans and unsecured revolving credit lines. Historical loss history is the primary factor in determining the allowance for loan losses for the consumer and other lending classes. Key risk characteristics relevant to loans in the consumer and other lending classes primarily relate to the borrower’s capacity and willingness to repay and include unemployment rates and other economic factors, and customer payment history. These risk characteristics, among others, are reflected in the environmental factors considered in determining the allowance for loan losses.

We classify all non-consumer loans by credit quality ratings. These ratings are Pass, Watch, Substandard, Doubtful, and Loss. Loans with a Pass and Watch rating represent those loans not classified on our rating scale for problem credits, with loans with a Watch rating being monitored and updated at least quarterly by management. Substandard loans are those where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. Doubtful loans are those where a well-defined weakness has been identified and a loss of contractual cash flows is known. Substandard and doubtful loans are monitored and updated monthly. All loan risk ratings are updated and monitored on a continuous basis. We generally do not risk rate consumer loans unless a default event such as bankruptcy or extended nonperformance takes place. Alternatively, standard credit scoring systems are used to assess credit risks of consumer loans.

Allowance for Loan Losses and Unfunded Commitments

We maintain an allowance for loan losses at a level management believes is appropriate to reserve for credit losses inherent in our loan portfolio. The allowance for loan losses is determined based on an ongoing evaluation, driven primarily by monitoring changes in loan risk grades, delinquencies and other credit risk indicators, that is inherently subjective.

We consider the uncertainty related to certain industry sectors and the extent of credit exposure to specific borrowers within the portfolio. In addition, consideration is given to concentration risks associated with the various loan portfolios and current economic conditions that might impact the portfolio. We also consider changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry, or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors, such as changes in unemployment rates, gross domestic product and consumer bankruptcy filings.

All of these estimates are susceptible to significant change. Changes to the allowance for loan losses are made by charges to the provision for loan losses, which is reflected in the consolidated statement of comprehensive income. Loans deemed to be uncollectible are charged off against the allowance for loan losses. Recoveries of amounts previously charged-off are credited to the allowance for loan losses.

The allowance for loan losses consists of reserves for probable losses that have been identified related to specific borrowing relationships that are individually evaluated for impairment, which we refer to in this prospectus as the “specific reserve,” as well as probable losses inherent in our loan portfolio that are not specifically identified, which we refer to in this prospectus as the “collective reserve.”

The specific reserve relates to impaired loans. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due (interest as well as principal) according to the contractual terms of the loan agreement. Specific reserves are determined on a loan-by-loan basis based on management’s best estimate of our exposure, given the current payment status of the loan, the present value of expected payments, and the value of any underlying collateral. Impaired loans also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. Generally, the impairment related to troubled debt restructurings is measured based on the fair value of the collateral, less cost to sell, or the present value of expected payments relative to the unpaid principal balance. If the impaired loan is identified as collateral dependent, then the fair value of the collateral method of measuring the amount of the impairment is used. This method requires obtaining an independent appraisal of the collateral and applying a discount factor to the appraised value, if necessary, and including costs to sell.

Management’s estimate for collective reserves reflects losses incurred in the loan portfolio as of the consolidated balance sheet reporting date. Incurred loss estimates are primarily based on historical loss experience and portfolio mix. Incurred loss estimates may be adjusted to reflect current economic conditions and current portfolio trends including credit quality, concentrations, aging of the portfolio, and/or significant policy and underwriting changes.

While management uses the best information available to establish the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in performing the estimates.

Unfunded residential mortgage loan commitments entered into in connection with mortgage loans to be held for sale are considered derivatives and recorded at fair value on the consolidated balance sheet with changes in fair value recorded in other interest income. All other unfunded loan commitments are generally related to providing credit facilities to customers and are not considered derivatives. For purchased loans, the fair value of the unfunded credit commitments is considered in determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities.

FDIC Indemnification Asset and Clawback Liability

We entered into two loss-sharing agreements with the FDIC in connection with our FDIC-assisted acquisition of TierOne Bank, one covering certain single family residential mortgage loans and one covering commercial loans and other assets. The agreements cover a portion of realized losses on loans, foreclosed real estate and certain other assets. We have recorded assets on the consolidated balance sheets—that is, indemnification assets—representing estimated future amounts recoverable from the FDIC.

Fair values of loans covered by the loss-sharing agreements at the acquisition date were estimated based on projected cash flows available based on the expected probability of default, default timing and loss given default, the expected reimbursement rates (generally 80%) from the FDIC and other relevant terms of the loss-sharing agreements. The initial fair value was established by discounting these expected cash flows with a market discount rate for instruments with like maturity and risk characteristics.

The loss-sharing assets are measured separately from the related loans and foreclosed real estate and recorded as an FDIC indemnification asset on the consolidated balance sheets because they are not contractually embedded in the loans and are not transferrable with the loans should we choose to dispose of them. Subsequent to the acquisition date, reimbursements received from the FDIC for actual incurred losses reduce the carrying amount of the loss-sharing assets. Reductions to expected losses, to the extent such reductions to expected losses are the result of an improvement to the actual or expected cash flows from the covered assets, also reduce the carrying amount of the loss-sharing assets. Additional expected losses, to the extent such expected losses result in the recognition of an allowance for loan losses, increase the carrying amount of the loss-sharing assets. The corresponding accretion or amortization is recorded as a component of interest income on the consolidated statements of comprehensive income. Although these assets are contractual receivables from the FDIC, there are no contractual interest rates.

As part of the loss-sharing agreements, we also assumed a liability, which we refer to as the FDIC Clawback Liability, to be paid within 45 days subsequent to the maturity or termination of the loss-sharing agreements that is contingent upon actual losses incurred over the life of the agreements relative to expected losses considered in the consideration paid at acquisition date and the amount of losses reimbursed to us under the loss-sharing agreements. The liability was recorded at fair value as of the acquisition date. The fair value was based on a discounted cash flow calculation that considered the formula defined in the loss-sharing agreements and projected losses. The difference between the fair value at acquisition date and the projected losses is amortized through other noninterest expense. As projected losses and reimbursements are updated, as described above, the FDIC Clawback Liability is adjusted and a gain or loss is recorded in other noninterest expense.

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business acquisitions. Goodwill is evaluated annually for impairment on the basis of a single reportable segment, consistent with how we prepare and evaluate our financial results. We perform our impairment evaluation in the fourth quarter of each fiscal year. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill are not recognized in the consolidated financial statements.

Core Deposits and Other Intangibles

Intangible assets consist of core deposits, brand intangible, customer relationships and other intangibles. Core deposits represent the identifiable intangible value assigned to core deposit bases arising from purchase acquisitions. Brand intangible represents the value associated with our bank’s charter and our name. Customer relationships intangible represents the identifiable intangible value assigned to customer relationships arising from a purchase acquisition. Other intangibles represent contractual franchise arrangements under which the franchiser grants the franchisee the right to perform certain functions within a designated geographical area.

The methods and lives used to amortize intangible assets are as follows:

Intangible	Method	Years
Core deposit	Straight-line or effective yield	4.75–6.20
Brand intangible	Straight-line	15
Customer relationships	Straight-line	8.5
Other intangibles	Straight-line	5

Intangible assets are evaluated for impairment if indicators of impairment are identified.

Income Taxes

We file a consolidated income tax return with NAI (a wholly owned subsidiary of NAB). Income taxes are allocated pursuant to a tax-sharing arrangement, whereby we pay federal and state income taxes as if we were filing on a standalone basis. Income tax expense includes two components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over income. We determine deferred income taxes using the liability, or balance sheet, method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Liabilities related to uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination (including upon resolution of the related appeals or litigation processes, if any). References to “more likely than not” refer to a likelihood of more than 50 percent. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

We recognize interest and/or penalties related to income tax matters in other interest and noninterest expense.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk is interest rate risk, which is defined as the risk of loss of net interest income or net interest margin because of changes in interest rates.

We seek to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest-earning assets and interest-bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when our assets, liabilities and off-balance sheet contracts each respond differently to changes in interest rates, including as a result of explicit and implicit provisions in agreements related to such assets and liabilities and in off-balance sheet contracts that alter the applicable interest rate and cash flow characteristics as interest rates change. The two primary examples of such provisions that we are exposed to are the duration and rate sensitivity associated with indeterminate-maturity deposits (e.g., non-interest-bearing checking accounts, NOW accounts, savings accounts and MMDAs) and the rate of prepayment associated with fixed-rate lending and mortgage-backed securities. Interest rates may also affect loan demand, credit losses, mortgage origination volume and other items affecting earnings.

Our management of interest rate risk is overseen by our bank’s asset and liability committee based on a risk management infrastructure approved by our board of directors that outlines reporting and measurement requirements. In particular, this infrastructure sets limits and management targets, calculated monthly, for various metrics, including our economic value sensitivity, our economic value of equity and net interest income simulations involving parallel shifts in interest rate curves, steepening and flattening yield curves, and various prepayment and deposit duration assumptions. Our risk management infrastructure also requires a periodic review of all key assumptions used, such as identifying appropriate interest rate scenarios, setting loan prepayment rates based on historical analysis, non-interest-bearing and interest-bearing demand deposit durations based on historical analysis, and the targeted investment term of capital.

We manage the interest rate risk associated with our interest-bearing liabilities by managing the interest rates and tenors associated with our borrowings from the FHLB and deposits from our customers that we rely on for funding. In particular, from time to time we use special offers on deposits to alter the interest rates and tenors associated with our interest-bearing liabilities. We manage the interest rate risk associated with our interest-earning assets by managing the interest rates and tenors associated with our investment and loan portfolios, from time to time purchasing and selling investment securities and selling residential mortgage loans in the secondary market.

We rely on interest rate swaps to hedge our interest rate exposure on commercial non-real estate, CRE and agricultural loans with fixed interest rates of more than 5 years, such as our tailored business loans. As of March 31, 2014, we had a notional amount of $910.3 million of interest rate swaps outstanding. The overall effectiveness of our hedging strategies is subject to market conditions, the quality of our execution, the accuracy of our valuation assumptions, the associated counterparty credit risk and changes in interest rates.

We do not engage in speculative trading activities relating to interest rates, foreign exchange rates, commodity prices, equities or credit.

We do not maintain a portfolio of mortgage servicing rights.

Evaluation of Interest Rate Risk

We use a net interest income simulation model to measure and evaluate potential changes in our net interest income. We run various hypothetical interest rate scenarios at least monthly and compare these results against a scenario with no changes in interest rates. Our net interest income simulation model incorporates various assumptions, which we believe are reasonable but which may have a significant impact on results such as: (1) the timing of changes in interest rates, (2) shifts or rotations in the yield curve, (3) re-pricing characteristics for market-rate-sensitive instruments on and off balance sheet, (4) differing sensitivities of financial instruments due to differing underlying rate indices, (5) varying loan prepayment speeds for different interest rate scenarios, (6) the effect of interest rate limitations in our assets, such as floors and caps, (7) the effect of our interest rate swaps, and (8) overall growth and repayment rates and product mix of assets and liabilities. Because of limitations inherent in any approach used to measure interest rate risk, simulation results are not intended as a forecast of the actual effect of a change in market interest rates on our results but rather as a means to better plan and execute appropriate asset-liability management strategies and manage our interest rate risk.

Potential changes to our net interest income in hypothetical rising and declining rate scenarios are presented in the following table. The projections assume (1) immediate, parallel shifts downward of the yield curve of 100 basis points and immediate, parallel shifts upward of the yield curve of 100, 200, 300 and 400 basis points and (2) gradual shifts downward of 100 basis points over 12 months and gradual shifts upward of 100, 200, 300 and 400 basis points over 12 months. In the current interest rate environment, a downward shift of the yield curve of 200, 300 and 400 basis points does not provide us with meaningful results. In a downward parallel shift of the yield curve, interest rates at the short-end of the yield curve are not modeled to decline any further than 0%. For the immediate-shift scenarios, we assume short-term rates follow a forward yield curve throughout the forecast period that is dictated by the instantaneously shocked yield curve from the as of date. In the gradual-shift scenarios, we take each rate across the yield curve from the as of date and shock it by 1/12th of the total change in rates each month for twelve months.

	Estimated Increase (Decrease) in Net Interest Income
Change in Market Interest Rates	Fiscal Year Ending September 30, 2014	Fiscal Year Ending September 30, 2015
Immediate Shifts
+400 basis points	22.11%	17.61%
+300 basis points	16.48%	13.30%
+200 basis points	10.75%	8.89%
+100 basis points	5.03%	4.48%
-100 basis points	(4.56)%	(5.13)%

Gradual Shifts
+400 basis points	5.91%
+300 basis points	4.21%
+200 basis points	2.59%
+100 basis points	1.06%
-100 basis points	(0.77)%

We have achieved these results primarily through using interest rate swaps to ensure long-term fixed-rate loans are effectively re-priced as short-term rates change. In addition, the high levels of core deposits on the balance sheet give us a large, stable source of funding that we believe will lag in rate rises relative to short-term market rates.

The results of this simulation analysis are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, if the timing and magnitude of interest rate changes differ from those projected, our net interest income might vary significantly. Non-parallel yield curve shifts such as a flattening or steepening of the yield curve or changes in interest rate spreads, would also cause our net interest income to be different from that depicted. An increasing interest rate environment could reduce projected net interest income if deposits and other short-term liabilities re-price faster than expected or faster than our assets re-price. Actual results could differ from those projected if we grow assets and liabilities faster or slower than estimated, if we experience a net outflow of deposit liabilities or if our mix of assets and liabilities otherwise changes. Actual results could also differ from those projected if we experience substantially different repayment speeds in our loan portfolio than those assumed in the simulation model. Finally, these simulation results do not contemplate all the actions that we may undertake in response to potential or actual changes in interest rates, such as changes to our loan, investment, deposit, funding or hedging strategies.

BUSINESS

Our Business

We are a full-service regional bank holding company focused on relationship-based business and agribusiness banking. We serve our customers through 162 branches in attractive markets in seven states: South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. We were established more than 100 years ago and have achieved strong market positions by developing and maintaining extensive local relationships in the communities we serve. By leveraging our business and agribusiness focus, presence in attractive markets, highly efficient operating model and robust approach to risk management, we have achieved significant and profitable growth—both organically and through disciplined acquisitions. We have successfully completed eight acquisitions since 2006, including our 2010 FDIC-assisted acquisition of TierOne Bank, which represented approximately $2.5 billion in acquired assets. Our net income was $54.6 million for the six months ended March 31, 2014 and $96.2 million for the twelve months ended September 30, 2013, representing a CAGR of 21% from September 30, 2009 to September 30, 2013. Our cash net income, which is our net income excluding amortization and related tax effects associated with intangible assets, was $62.3 million for the six months ended March 31, 2014 and $112.3 million for fiscal year 2013. Our total assets were $9.3 billion at March 31, 2014, having grown at a CAGR of 14% from September 30, 2009 to September 30, 2013, all while maintaining strong asset quality, with annual net charge-offs peaking at 88 basis points of average loans for fiscal year 2011. Since fiscal year 2009, we have also operated with an efficiency ratio superior to our peer median. For fiscal year 2013, we achieved a return on average total assets of 1.07% and a return on average tangible common equity of 17.5%. For more information on our cash net income and return on average tangible common equity, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

The following table illustrates our net income over the periods indicated:

Net Income ($MM)(1)

(1)	For the fiscal years ended September 30, other than 1H 2014 and 1H 2013 information, which is for the six months ended March 31, 2014 and 2013, respectively.

We focus on business and agribusiness banking, complemented by retail banking and wealth management services. Our loan portfolio consists primarily of business loans, comprised of C&I or commercial non-real estate loans and CRE loans, and agribusiness loans. Collectively, our business and agribusiness loans accounted for 85% of our total loan portfolio at March 31, 2014. We offer small and mid-sized businesses a focused suite of financial products and have established strong relationships across a diversified range of sectors, including key areas supporting regional growth such as agribusiness services, freight and transport, healthcare and tourism. We have developed extensive expertise in agribusiness lending, which serves one of the most prominent industries across our markets, and we offer a variety of financial services designed to meet the specific needs of our agribusiness customers. We also provide a range of deposit and loan products to our retail customers through several channels, including our branch network, online banking system, mobile banking applications and customer care centers. In our wealth management business, we seek to expand our private banking, financial planning, investment management and insurance operations to better position us to capture an increased share of the business of managing the private wealth of many of our business and agribusiness customers.

Our banking model seeks to balance the best of being a “big enough” & “small enough” bank, providing capabilities typical of a much larger bank with a customer-focused culture usually associated with smaller banks. We believe we are able to achieve this balance by focusing on our core competencies. We are well recognized within our markets for our relationship-based banking model that provides for local, efficient decision making. We believe we serve our customers in a manner that is responsive, flexible and accessible. Our relationship bankers strive to build deep, long-term relationships with customers and understand the customers’ specific needs to identify appropriate financial solutions. We believe we have been successful in attracting customers from larger competitors because of our flexible approach and the speed and efficiency with which we provide customers with banking solutions while maintaining disciplined underwriting standards.

Market Opportunity

We operate 162 branches located in 116 communities in seven states. In 2007, we began operating in Arizona with our acquisition of Sunstate Bank. In 2009, we expanded our footprint into Colorado through our acquisition of First Community Bank’s Colorado franchise. In 2010, we significantly expanded our presence in Nebraska through our acquisition of TierOne Bank.

Geographic Footprint

We believe that the states in which we operate present attractive opportunities for our banking model.

The economies of Nebraska, Iowa and South Dakota are growing. According to the Bureau of Economic Analysis, real GDP growth in these states from 2009 to 2013 has been faster than national real GDP growth, with real GDP growing in these states at a CAGR of 2.7% compared to 2.0% for the nation. According to the Bureau of Labor Statistics of the U.S. Department of Labor, overall unemployment rates for April 2014 in these states were also below the 6.3% U.S. national seasonally adjusted unemployment rate for April 2014, with Nebraska and South Dakota tied for 3rd lowest and Iowa having the 7th lowest seasonally adjusted unemployment rate in the country.

Markets in each of Arizona and Colorado are recognized as fast-growing and dynamic economies. For example, according to data from SNL Financial, the populations of Phoenix and Denver will grow by 5.3% and 9.9%, respectively, from 2014 through 2019. The U.S. Census Bureau estimates that, as of July 1, 2013, Phoenix had a population of 1.5 million and was the sixth-largest city in the United States. According to Moody’s Analytics, Arizona ranks first among U.S. states for projected job growth from 2013 through 2018 and Colorado ranks fifth.

Nebraska, Iowa, South Dakota, Arizona and Colorado are each home to a number of small and mid-sized businesses across a diverse range of sectors and together serve as the corporate headquarters for several Fortune 500 companies. The economies within these states represent a diverse range of industries, with manufacturing, trade, agriculture, professional and business services, finance and insurance, and government accounting for approximately 56% of real GDP in these states in 2013 according to the Bureau of Economic Analysis. We expect strong population and job growth will lead to an increased need for business banking services, more deposits and an increased credit demand to fund ongoing capital investments and working capital, cash management solutions and credit cards, among other products and services. We believe integrated banking support is important to providing a focused suite of services to meet the evolving needs of business customers in our markets.

Agribusiness customers in Nebraska, Iowa, South Dakota, Arizona and Colorado produce and raise a variety of grains, proteins and other produce, including corn, soybeans, wheat, dairy products, beef cattle, hogs and vegetables. These products are consumed globally as foods and also serve as inputs for goods made by other industries. Agriculture, as defined by the Bureau of Economic Analysis, has grown faster than the U.S. economy as a whole, with real agricultural GDP growing at a CAGR of 3.4% nationally from 2009 to 2013 compared to a CAGR of 2.0% for the United States over the same period. The value of U.S. agricultural exports is also expected to grow by 26% from 2014 through 2023 according to the USDA. In addition, there has been a growing emphasis on research and development and technology in the agricultural sector, with consumers and producers focused on sustainable methods of food production, particularly with a view to decreasing their reliance on non-renewable inputs.

We believe increasing demand for agricultural products and changing agricultural industry dynamics will continue to drive the need for banking services in our markets, particularly from banks such as ours that understand, and provide products and services that specifically address, the unique needs of the agribusinesses industry. We believe that we are well positioned to continue to serve the banking needs of small and mid-sized businesses and the agribusiness sector.

Our Competitive Strengths

We attribute our success to the following competitive strengths, among others:

Focus on Business Banking

We focus on business banking, and this focus contributes significantly to our profitability and growth. As of March 31, 2014, business banking accounted for approximately 60% of our loan portfolio, with C&I loans representing 23%, owner-occupied CRE loans representing 17% and other CRE loans representing 20% of our total loan portfolio. From September 30, 2009 through March 31, 2014, our business banking loan portfolio has grown by over 80%. We have developed a strong brand and market reputation in business banking within the markets we serve by focusing on our core competencies. We provide business banking services to small and mid-sized businesses across a diverse range of industries that support economic growth in the markets in which our business banking customers operate. We offer our business banking customers focused banking services designed to meet the specific needs of their businesses. We have a significant presence in attractive markets, particularly markets such as Omaha, Des Moines and Sioux Falls, which we believe are located in growing economies and present opportunities to increase our business banking activities.

Specialized Agribusiness Expertise

In addition to business banking, we focus on agribusiness banking. According to the American Bankers Association, at March 31, 2014, we were ranked the seventh-largest farm lender bank in the United States measured by total dollar volume of farm loans. We have been providing banking services to the agricultural community since our bank was founded in 1907. We have developed extensive expertise and brand recognition in agribusiness lending, which is one of the fastest growing industries in our markets and is the largest single industry sector that we serve. At March 31, 2014, our agribusiness loan portfolio was balanced among the major types of agricultural production in our footprint—grains (primarily corn, soybeans and wheat) representing 35% of our agribusiness loan portfolio, proteins (primarily beef cattle, dairy products and hogs) representing 47% of our agribusiness loan portfolio, and other (including cotton and vegetables) representing 18% of our agribusiness loan portfolio. We have grown our agribusiness lending significantly in recent years through our focus on expansion within the markets in our footprint and the recruitment of specialist relationship bankers with a deep understanding of, and strong relationships with customers in, the agriculture industry. Our agribusiness loan portfolio has grown at a CAGR of 30% from September 30, 2009 to September 30, 2013 and represented 25% of our loan portfolio at March 31, 2014. In addition, approximately 10% of our C&I loans and owner-occupied CRE loans are agriculture-related loans.

Track Record of Strong and Disciplined Growth

We have a track record of combining organic expansion with strategic acquisitions to achieve strong overall growth. Our record of steadily growing and successfully operating our business is demonstrated by our:

•	Balance sheet growth: From September 30, 2009 to September 30, 2013, we have grown our total assets at a CAGR of 14%, our loan portfolio at a CAGR of 16% and our deposit base at a CAGR of 16%. At March 31, 2014, we had $9.3 billion in total assets, $6.6 billion in loans and $7.3 billion in deposits;

•	Earnings growth: We have increased our net income to $96.2 million for fiscal year 2013, with a CAGR of 21% from September 30, 2009 to September 30, 2013; and

•	Return on assets and equity: For fiscal year 2013, we achieved a 1.07% return on average total assets and a 17.5% return on average tangible common equity.

For more information on our return on average tangible common equity, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”

We have achieved organic growth by increasing our market share in select markets and entering new markets. We have been successful at recruiting and retaining relationship bankers with extensive industry expertise. We have also developed streamlined processes that allow us to be responsive, flexible and accessible to our customers, which we believe has allowed us to attract new customers and grow our loan portfolio and deposit base. We have achieved this growth while maintaining strong asset quality, with annual net charge-offs peaking at 88 basis points of average loans for fiscal year 2011 and declining to 44 basis points of average loans for fiscal year 2013.

Our organic growth has been supplemented by our disciplined acquisition strategy led by our experienced management team. We seek to maximize the success of our acquisitions through a well-established integration process. We have successfully leveraged our business banking model with our specialized agribusiness expertise to expand our footprint through eight acquisitions since 2006, including our 2010 FDIC-assisted acquisition of TierOne Bank, which represented approximately $2.5 billion in acquired assets. The following chart shows our loan portfolio and the portion of our loans acquired through acquisitions completed since September 30, 2009:

Loans ($BN)(1)

(1)	At September 30 of each year, other than 1H 2014 information, which is at March 31, 2014.
(2)	Acquired loans includes all loans acquired in acquisitions completed after September 30, 2009.

Through organic growth and acquisitions, we have grown our total loan portfolio at a CAGR of 16% from September 30, 2009 to September 30, 2013 to $6.6 billion at March 31, 2014.

Highly Efficient Operating Model

We believe our highly efficient and scalable operating model has enabled us to operate profitably, remain competitive, increase market share and develop new business. We emphasize company-wide operating principles focused on proactive expense management, targeted investment, disciplined lending practices and focused product offerings. We have achieved cost efficiencies by consolidating our branch network through the closure of less profitable locations and through our demonstrated success in acquiring and integrating banks. We have also achieved significant cost efficiencies through the use of the Kaizen & Lean principles, which are management techniques for improving processes and reducing waste, to eliminate redundancies and improve the efficient allocation of resources throughout our operations. We believe our focus on operating efficiency has contributed significantly to our return on equity, return on assets and net income and is reflected in our efficiency ratio, which has been superior to the median of our peer group, as presented below.

Efficiency Ratio(1)

Peer	Median Source: SNL Financial.
(1)	For the twelve months ended September 30, other than 1H 2014 information, which is for the six months ended March 31, 2014. For each period, the peer group excludes any bank holding company for which data was not available for such period.
(2)	Our efficiency ratio is calculated as the ratio of our noninterest expense to our total revenue (equal to the sum of net interest income and noninterest income). For purposes of calculating our efficiency ratio, our noninterest expense and total revenue exclude the effects of changes in the fair value related to interest rates of certain of our long-term fixed-rate loans and related interest rate swaps used to manage the interest rate risk associated with these loans, each of which is accounted for at fair value, and, in the case of our noninterest expense, also excludes amortization of core deposits and other intangibles. Any changes in fair value related to interest rates of our long-term fixed-rate loans and related interest rate swaps associated with interest rate fluctuations are completely offset. Changes in fair value related to interest rates attributable to fixed-rate loans subject to fair value accounting are recorded in interest income and changes attributable to the derivatives hedging these loans are recorded in noninterest expense. Inclusion of these amounts would increase or decrease either our interest income or noninterest expense in a way we believe does not reflect the results of our operations, materially distorting our efficiency ratio. For more information on these adjusted measures, including a reconciliation to the most directly comparable GAAP financial measure, see “Prospectus Summary—Summary Historical Consolidated Financial and Operating Information.”
(3)	SNL Financial calculates peer efficiency ratios for all twelve-month periods as the ratio of noninterest expense, which excludes amortization of intangible assets, to the sum of net interest income on a fully taxable equivalent basis and noninterest income. We calculated peer efficiency ratios for 1H 2014 based on the same methodology, with data obtained from SNL Financial. Our methodology of calculating efficiency ratios is different from SNL Financial’s because we exclude the effects of changes in the fair value related to interest rates of certain of our long-term fixed-rate loans and related interest rate swaps used to manage the interest rate risk associated with these loans, each of which is accounted for at fair value. Inclusion of these amounts would increase or decrease either our interest income or noninterest expense in a way we believe does not reflect the results of our operations, materially distorting our efficiency ratio. Therefore, our efficiency ratio and those of our peers may not be directly comparable.

Disciplined Risk Management

Risk management is a core competency of our business, and we believe that our risk management approach is more robust than that of most U.S. banks our size. Following the acquisition of us by NAB, we expanded our risk management staff significantly to conform to NAB’s global standards. We have also implemented comprehensive policies and procedures for credit underwriting and monitoring of our loan portfolio, including strong credit practices among our relationship bankers, allowing credit decisions to be made efficiently on a local basis consistent with our underwriting standards. We were able to remain profitable while maintaining strong asset quality through the financial crisis, in part due to our focus on our core business and adherence to our disciplined risk management. We believe our robust approach to risk management has enabled us to grow our loan portfolio without compromising credit quality. By focusing on our core areas of expertise, we largely avoided higher-risk lending practices that impacted other lenders in the industry during 2009 to 2011.

The following chart shows our annual net charge-offs as a percentage of average loans for fiscal year 2009 through fiscal year 2013, and for the six months ended March 31, 2014, compared to the median of our peers:

Annual Net Charge-offs as a Percentage of Average Loans(1)

Peer Median Source: SNL Financial.

(1)	For the twelve months ended September 30, other than 1H 2014 information, which is for the six months ended March 31, 2014, computed on an annualized basis. For each period, the peer group excludes any bank holding company for which data was not available for such period.

Experienced Management Team With Local Market Experience

Our senior management team, led by Ken Karels, our President and Chief Executive Officer, has a long and successful history of managing financial institutions in the region and, in particular, significant experience in business and agribusiness lending, with an average of over 25 years of banking experience. Our senior management team has a demonstrated track record of managing profitable growth, successfully executing and integrating acquisitions, improving operating efficiencies, maintaining a strong risk management culture and implementing a relationship-based and service-focused approach to banking.

Our Business Strategy

We believe that stable long-term growth and profitability are the result of building strong customer relationships while maintaining disciplined underwriting standards. We plan to focus on originating high-quality loans and growing our low-cost deposit base through our relationship-based business and agribusiness banking. We believe that continuing to focus on our core strengths will enable us to gain market share, continue to improve our operational efficiency and increase profitability. The key components of our strategy for continued success and future growth include the following:

Attract and Retain High-Quality Relationship Bankers

A key component of our growth in our existing markets and entry into new markets has been our ability to attract and retain high-quality relationship bankers. We have recruited approximately 40 new business and agribusiness relationship bankers since January 1, 2011 (out of a total of approximately 160 business and agribusiness relationship bankers at March 31, 2014), with average industry experience of over 15 years when hired. We believe we have been successful in recruiting qualified relationship bankers due primarily to our decentralized management approach, focused product suite, flexible and customer-focused culture and ability to provide sophisticated banking capabilities typical of a much larger bank. We intend to continue to hire experienced relationship bankers to execute our relationship-driven banking model. We utilize a variable compensation structure designed to incentivize our relationship bankers by tying their compensation to their individual overall performance and the performance of the loans that they help originate, which we measure based on revenues, return on assets and asset quality/risk, among other things. We believe this structure establishes the appropriate incentives to maximize performance and satisfy our risk management objectives. By leveraging the strong networks and reputation of our experienced relationship bankers, we believe we can continue to grow our loan portfolio and deposit base as well as cross-sell other products and services.

Optimize Footprint in Existing and Complementary Markets

We pursue attractive growth opportunities to expand within our existing footprint and enter new markets aligned with our business model and strategic plans. We believe we can increase our presence in under-represented areas in our existing markets and broaden our footprint in attractive markets adjacent and complementary to our current markets by continuing our emphasis on business and agribusiness banking. Our branch strategy is guided by our ability to recruit experienced relationship bankers in under-represented and new markets. These bankers expand our banking relationships into these markets prior to opening a branch, which increases our likelihood of expanding profitably by developing an asset base before we establish a branch in that market. We will continue to opportunistically consider opening new branches. We intend to capitalize on growth opportunities we believe exist in growing economies in and adjacent to our existing markets.

Deepen Customer Relationships

We believe that our reputation, expertise and relationship-based banking model enables us to deepen our relationships with our customers. We leverage our relationships with existing customers by cross-selling our products and services. We have been growing our low-cost customer deposit base by attracting more deposits from our business and agribusiness customers. We also offer alternative cash management solutions for our business customers. We continue to expand and enhance our wealth management platform through focused product offerings that we believe will appeal to our more affluent customers. We intend to continue to capitalize on opportunities to capture more business from existing customers throughout our banking network.

Continue to Improve Efficiency and Lower Costs

We believe that our focus on operational efficiency is critical to our profitability and future growth. We intend to carefully manage our cost structure and continuously refine and implement internal processes to create further efficiencies and enhance our earnings. We continue to optimize our branch network and have commenced reviews of additional internal processes and our vendor relationships, with a view to identifying opportunities to further improve efficiency and enhance earnings. We are also continuing our efforts to shift our deposit base to lower-cost customer deposits, a strategic initiative that has been primarily responsible for driving our cost of deposit funding down since September 30, 2012. We believe our scalable systems, risk management infrastructure and operating model will better enable us to achieve further operational efficiencies as we grow our business.

Opportunistically Pursue Acquisitions

Our management team has extensive expertise and a successful track record in evaluating, executing and integrating attractive, franchise-enhancing acquisitions. We will continue to consider acquisitions that are consistent with our business strategy and financial model as opportunities arise. Illustrated below, as of September 30 of each indicated year, is the growth in our total assets as a result of our acquisitions in that fiscal year.

We believe acquisition opportunities will continue to arise within our markets, as well as in familiar and complementary markets.

Our Business Lines

Business Banking

Business banking is a key focus of our business model and is one of our core competencies. We provide business banking services to small and mid-sized businesses across a diverse range of industries, including key sectors supporting regional growth such as ancillary agribusiness services (e.g., farm equipment suppliers and grain and seed merchants), freight and transport, healthcare (e.g., hospitals, physicians, care facilities and dentists) and tourism. We offer our business banking customers a focused range of financial products, including loans, lines of credit, cash management services, online business deposit and wire transfer services, in addition to checking and savings accounts and corporate credit cards. At March 31, 2014, business banking represented $2.2 billion in deposits and $3.9 billion in loans, representing 30% and 60%, respectively, of our total volumes.

Our business banking model is based on a fundamental understanding of the communities we serve and the banking needs of our customers. Our bank employs experienced relationship bankers across our footprint, each of whom offers our bank’s suite of business banking products and services to our customers. Our relationship bankers strive to build deep, long-term customer relationships with our banking customers and to understand our customers’ specific needs to identify appropriate financial solutions.

Our business banking lending portfolio comprises C&I and CRE loans. C&I loans represent one of our core competencies in business banking. We offer a focused range of lending products to our C&I customers, including working capital and other shorter-term lines of credit, fixed-rate loans over a wide range of terms, including our tailored business loans, and variable-rate loans with varying terms. CRE loans include both owner-occupied CRE and non-owner-occupied CRE loans, multifamily residential real estate loans and construction and development loans. CRE lending is a significant component of our overall loan portfolio, but we are focused on managing our exposure to non-owner-occupied CRE and construction and development lending, which we believe are relatively riskier than owner-occupied CRE lending. The composition of our business lending, as of March 31, 2014, is as follows:

	March 31, 2014
	Nebraska	Iowa / Kansas / Missouri	South Dakota	Arizona / Colorado	Other(1)	Total	% of Total Loan Portfolio
	(dollars in thousands)
C&I loans	$396,690	$594,082	$302,856	$196,794	$33,439	$1,523,861	23.2%
Owner-occupied CRE loans	240,003	359,507	250,765	239,426	1,618	1,091,319	16.6%
Non-owner-occupied CRE loans	158,751	268,613	321,559	142,600	28,960	920,483	14.0%
Construction and development loans	78,422	56,664	62,529	24,207	18,654	240,476	3.7%
Multifamily residential real estate loans	37,608	26,277	39,730	21,740	17,449	142,804	2.2%

Total business loans	$911,474	$1,305,143	$977,439	$624,767	$100,120	$3,918,943	59.7%

(1)	Balances in this column represent acquired workout loans and certain other loans managed by our staff, commercial credit card loans, fair value adjustments related to acquisitions and loans for which we have elected the fair value option, which could result in a negative carrying amount in the event of a net negative fair value adjustment.

Agribusiness Banking

In addition to business banking, we consider agribusiness lending one of our core competencies. We have developed extensive expertise in agribusiness lending and provide loans and banking services to agribusiness customers across our geographic footprint. We predominantly lend to grain and protein producers who produce a range of agricultural commodities. Our agribusiness customers range in size from small, family farms to large, commercial farming operations.

At March 31, 2014, our gross agribusiness loan portfolio was $1.6 billion, representing 25% of our bank’s $6.6 billion in total gross lending. Our agribusiness loan portfolio is balanced among the major types of agricultural production undertaken in our footprint, with grains (primarily corn, soybeans and wheat) representing 35% of our agribusiness loan portfolio; proteins representing 47% of our agribusiness loan portfolio (primarily beef cattle, dairy products and hogs); and other products representing 18% of our agribusiness loan portfolio (including cotton, trees, fruits and nuts and vegetables, among others), as set forth below:

Agribusiness Loan Portfolio

The composition of our agribusiness lending portfolio is also geographically diversified across our four business regions, as set forth below:

	March 31, 2014
	Agribusiness Loans	% of Agribusiness Loan Portfolio
	(dollars in millions)
South Dakota	$546	33.4%
Arizona and Colorado	478	29.3%
Iowa, Kansas and Missouri	463	28.3%
Nebraska	148	9.0%
Other(1)	(1)	(0.0)%

Total	$1,634	100.0%

(1)	Balances in this row represent acquired workout loans and certain other loans managed by our staff, fair value adjustments related to acquisitions and loans for which we have elected the fair value option, which could result in a negative carrying amount in the event of a net negative fair value adjustment.

We offer a number of products to meet our agribusiness customers’ banking needs, from short-term working capital funding to long-term land-related lending, as well as other tailored services. Through relationships with insurance agencies, we offer and sell crop insurance that can provide farms with options for financial protection from various events, including flood, drought, hail, fire, disease, insect damage, wildfire and earthquake. We service our agribusiness customers through dedicated relationship bankers with deep industry/sector knowledge, supplemented by a team of local bankers focused on agriculture who build long-term relationships with customers.

Retail Banking

Retail banking provides a source of low-cost funds and deposit-related fee income. Our branch network consists of 162 branch offices located in 116 communities. Our branch network enhances our ability to gather deposits, expand our brand presence, service our customers’ needs, originate loans and maintain our lending relationships.

We offer traditional banking products to our retail customers, including checking accounts, savings and money market accounts, individual retirement accounts, or IRAs, and CDs. As the banking industry continues to experience broader customer acceptance of online and mobile banking tools for conducting basic banking functions and retail customers use branch locations with less frequency than they have historically, we serve our customers through a wide range of non-branch channels, including online, telephone and mobile banking platforms. In addition, we continue to optimize our branch network and have closed less profitable branches. We continue to strive to optimize the effectiveness of our distribution channels and increase our operational efficiency to adapt to increasing customer preferences for self-service banking capabilities. We have ATMs at 155, or 96%, of our branches and have another 41 company-owned ATMs at off-site locations. We are part of the MoneyPass, SHAZAM and NETS networks, enabling our customers to take out cash surcharge-free and service charge-free at over 26,000 ATM locations across the country.

Our retail branch network is spread among our four regions as follows:

	March 31, 2014
	Number of branches		% of branches
South Dakota	25		15%
Arizona and Colorado	27		16%
Iowa, Kansas and Missouri	54		33%
Nebraska	59		36%

Total	165	(1)	100%

(1)	Since March 31, 2014, we have closed three of our branches, leaving 162 total branches.

We also provide a variety of loan products to individuals. At March 31, 2014, our residential real estate and consumer portfolio was $984 million, representing 15% of our total lending, and comprised residential mortgage loans, home equity loans and home equity lines of credit and general lines of credit, and auto loans and other loans. We also have a small amount of consumer credit card balances outstanding. In addition to retail loans held in our portfolio, we also originate residential mortgage loans for resale (including their servicing) on the secondary market and, in the six months ended March 31, 2014, we originated $87.9 million of these loans. We have a retail and mortgage loan officer base of 396 individuals. Home equity originations (including residential mortgages) are sourced almost exclusively through our branch network. Our home equity loan portfolio is conservatively underwritten, including assessment of the borrower’s FICO score and the loan-to-value ratio. See “—Loans—Underwriting Principles” for discussion of our credit underwriting standards.

Wealth Management

We also provide our customers with a selection of wealth management solutions, including financial planning, private banking, investment management and trust services through associations with third party vendors, including a registered broker-dealer and investment adviser. Our investment representatives offer our customers investment management services through our branch network that entail overseeing and recommending investment allocations between asset classes based on review of a client’s risk tolerance, and they can offer and sell insurance solutions, including life insurance. We also offer trust services, including personal trusts and estate planning. At March 31, 2014 our investment representatives had $503 million in assets under management, and, through our trust services group, we had $707 million in assets under management, for a combined total of $1.2 billion in assets under management. Enhancing and expanding our wealth management business is an important component of our strategic plan, as we believe it can deepen our customer relationships, create cross-selling opportunities and drive stable and recurring revenue.

Loans

Overview

Our loan portfolio consists primarily of C&I, CRE and agribusiness loans. We also originate residential real estate loans, personal loans, home equity loans, lines of credit, credit cards and auto loans. As described below, our loan portfolio is diversified across our customer base, and less than 1% of the portfolio is unsecured.

The following chart sets forth the composition of our loan portfolio by loan category as of March 31, 2014:

Our underwriting standards, discussed below, require portfolio diversification across geographies, industries and customers. Our lending is spread among our four geographic regions, with each region representing between 18% to 32% of our lending portfolio at March 31, 2014. Within each region, our lending is also diversified across our lending categories referenced above. We are also diversified within these categories. For example, within agribusiness lending, our portfolio is diversified across grain, protein and other types of agribusiness, and we offer our customers federally subsidized crop insurance for over 120 kinds of crops. Our business lending categories, including owner-occupied CRE, are well diversified, with no individual industry comprising more than 6% of our business lending. See “—Our Business Lines—Agribusiness Banking” for information about the composition of our agribusiness loan portfolio and “—Our Business Lines—Business Banking” for information about the composition of our business banking loan portfolio. At a customer level, our largest exposure represents 1% of our total loan book, and our top ten loan exposures represent 8% of our total lending at March 31, 2014.

Underwriting Principles

General. We apply consistent credit principles in our assessment of lending proposals, whether CRE, commercial non-real estate, agriculture, residential real estate, consumer or other lending. We are cash flow-focused lenders, which means our assessment of any potential loan includes an analysis of whether the customer can generate sufficient cash flow, not only in normal operating conditions but in a range of circumstances, to ensure the likelihood that the borrowers’ repayment obligations to our bank can be fully met. Our underwriting procedures include an assessment of the borrower’s cash flow sustainability, the acceptability of the borrowing purpose, the borrower’s liquidity, collateral quality and adequacy, industry dynamics, and management capability, integrity and experience. For residential real estate, consumer and other lending, our underwriting process is intended to assess the prospective borrower’s credit standing and ability to repay (which we analyze based on the borrower’s cash flow, liquidity, credit standing, employment history and overall financial condition) and the value and adequacy of any collateral.

We establish conservative collateral guidelines that recognize the potential effects of volatility or deterioration of the value of collateral we accept, such as real estate, inventory, receivables and machinery. We manage this risk in a number of ways, including through advance rate guidelines for the various types of collateral we typically accept. In addition, where we take real estate as collateral, and for some other specialized assets, we require assessment of value based on appropriate methodology and benchmarks. For our larger real estate commitments, this can include an independent third party appraisal review and, where appropriate, additional reviews.

We also assess the presence and viability of one or more acceptable secondary sources of repayment to mitigate potential future borrower cash flow deterioration. To improve the reliability of secondary sources of repayment, we prefer originating loans on a secured basis, and at March 31, 2014, less than 1% of our total lending was on an unsecured basis. We typically engage in unsecured lending only in situations involving long-standing customers of sound net worth and above-average liquidity with strong repayment ability (other than in connection with credit cards we issue).

We have a delegated commitment authorities framework that provides a conservative level of lending authority to our bankers commensurate with their role and lending experience. Commitments above the lending thresholds established for a banker require the approval, depending on the size of the commitment, of our regional credit managers, central credit senior managers, Chief Credit Officer or Chief Risk Officer or, for our largest commitments, our transactional credit committee. Loan analyses and decisions are documented and form part of the loan’s continual monitoring and relationship management record. We believe this framework provides the necessary separation of authority and independence in the credit underwriting process while providing flexibility to expedite appropriate credit decisions and provide competitive customer service.

Agribusiness. The underwriting principles described above generally apply to our agribusiness lending, although our assessment of cash flow sustainability, acceptability of borrowing purpose, borrower liquidity, industry environment, and management capability, integrity and experience are considered in light of the unique attributes of agribusiness lending. For example, we review the adequacy and sustainability of an agribusiness customer’s operating cash flows to determine adequate coverage of interest and principal repayments, and, generally, require a minimum of 1.25 times average coverage over a medium term of two to five years. We ensure that we understand the purpose of the loan and are willing to fund it. We work with the borrower to select the appropriate funding facility, such as working capital funding for short-term needs, medium-term borrowing to fund purchases of durables like machinery or equipment and long-term real estate loans, which are typically committed for five to ten years, with a maximum of 15 years. All of our agribusiness real estate loans are fully amortizing, based on full loan repayment over 15 to 25 years, and, for fixed-rate loans longer than five years, we typically enter into matching fixed-to-floating interest rate swaps as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors Affecting Our Business and Financial Statements—Loans and Interest Rate Swaps Accounted for at Fair Value.”

As described above, we establish conservative collateral guidelines for our lending that recognize the volatility of asset prices. We also tailor the structure of certain loans, apply additional policies and require appropriate covenants to ensure our bank is well protected against the key potential risks. For livestock, we adopt conservative valuations to reduce the effects of cyclical trends before applying our collateral guidelines. For growing grain crops, we generally limit our lending to the coverage provided by crop insurance.

As is the case with all types of lending, external risks beyond a customer’s business and operations can affect repayment. Our agribusiness lending, in particular, is subject to several external risks that we manage in various ways, including:

•	Price cycles and volatility—Agricultural commodity prices are both cyclical and volatile, and we seek to manage these factors by diversifying our portfolio across a range of agribusiness customers including grain producers and protein producers (e.g., generally low grain prices assist protein producers since their businesses use grains as inputs) and by determining and applying appropriate advance rate guidelines to agricultural commodities used as collateral, as discussed above.

•	Weather, disease and other perils—Severe weather, natural disasters, acts of war or terrorism and other external events could significantly impact our business and the business of our borrowers. We seek to mitigate our exposure to this risk through our geographic diversification across seven states and a number of agricultural products. Federally subsidized crop insurance coverage is also available for over 120 kinds of crops, typically of 50% to 85% of a grower’s average yield, against various agriculture-related perils, including flood, drought, hail, fire, disease, insect damage, wildlife and earthquake.

•	Land prices—As discussed above, we focus on cash flow lending, which helps farms to ensure that they have sufficient cash flow to service debt and support their businesses, and generally take land as secondary collateral, with conservative advance rate guidelines in assessing collateral adequacy.

Deposits

Deposits are our primary source of funds to support our revenue-generating assets. We offer traditional deposit products to businesses and other customers with a variety of rates and terms. Deposits at our bank are insured by the FDIC up to statutory limits. We price our deposit products with a view to maximizing our share of each customer’s financial services business and prudently managing our cost of funds. At March 31, 2014, we held $7.25 billion of total deposits, which have grown at a CAGR of 15.3% from September 30, 2009 through September 30, 2013. At March 31, 2014, our deposit base consisted of $2.68 billion, or 37%, in checking accounts, $2.68 billion, or 37%, in money market checking, savings and passbook accounts, and $1.90 billion, or 26%, in CDs and IRAs.

Our deposit base is diversified across our geographic footprint, as illustrated by the following table showing the composition of our deposit base by geographic region at March 31, 2014:

	March 31, 2014
State	Number of Branches		Deposits (in thousands)	% of Deposits
Nebraska	59		$2,524,222	34.8%
Iowa, Kansas and Missouri	54		2,220,338	30.6%
South Dakota	25		1,352,568	18.6%
Arizona and Colorado	27		1,114,894	15.4%
Corporate and other	—		40,662	0.6%

Total	165	(1)	$7,252,684	100.0%

(1)	Since March 31, 2014, we have reduced our number of branches to 162 total branches.

Our deposit base is also diversified by client type. As of March 31, 2014, no individual depositor represented more than 2% of our total deposits, and our top ten depositors represented only 9% of our total deposits. The composition of our deposit mix has recently changed with an increased proportion of non-interest-bearing deposits and a lower proportion of more expensive time deposits as a result of a strategic initiative launched during fiscal year 2013. This shift in deposit mix has been largely responsible for the recent declines in our average cost of deposits from 0.85% at September 30, 2011 to 0.39% at March 31, 2014. At March 31, 2014,

our deposit base included $1.0 billion of municipal deposits, against which we were required to hold $0.8 billion of collateral. These deposits were from municipalities representing approximately 580 accounts with an average balance per account of $1.8 million.

The graph below shows our non-interest-bearing deposits, interest-bearing demand deposits and time deposits at the end of each period, as well as weighted average costs of deposits for each period, presented:

(1)	At September 30.
(2)	At March 31, 2014.
(3)	Weighted average cost of deposits presented for the twelve months ended September 30, other than 1H’14 information, which is for the six months ended March 31, 2014.

Risk Oversight and Management

Risk management is a core competency of our business. As a result of the acquisition of us by NAB, we have expanded our risk management staff and risk capabilities significantly in recent years. We believe that our risk management is more robust than that of most banks our size. These robust risk capabilities are embedded into our operations.

Our risk management consists of comprehensive policies and processes and seeks to emphasize personal ownership and accountability for risk with all our employees. We expect our people to focus on managing our risks, and we support this with appropriate oversight and governance and 80 risk management employees as of March 31, 2014. We delegate authority for our risk management oversight and governance to a number of executive management committees, each responsible for overseeing various aspects of our risk management process. Various board committees provide oversight over our risk management function. The roles of each of the committees of our board of directors regarding risk management are discussed under “Management—Board Oversight of Risk Management.”

Our executive risk committee is responsible for oversight and governance of all risks across the enterprise. These responsibilities include monitoring our bank’s overall risk profile to ensure it remains within the board-approved risk appetite and adjusting activities as appropriate, assessing new and emerging risks, monitoring our risk management culture, assessing acceptability of the risk impacts of any material changes (or additions) to our products, vendor relationships, partnerships or other processes and overseeing compliance with regulatory expectations and requirements. The executive risk committee is chaired by our President and Chief Executive Officer and includes our Chief Risk Officer and executives representing our business and support areas together with senior risk managers. The executive risk committee is supported by the following four subcommittees, each with specific responsibility to monitor, oversee and approve changes in their respective areas of focus relating to risks: asset & liability committee, operational risk & compliance committee, transactional credit committee and technology committee. Our transactional credit committee reviews and approves our largest lending exposures (i.e., those over $25 million).

Our Chief Risk Officer leads our integrated risk management function that oversees all enterprise risk, including credit risk, compliance risk, regulatory risk, operational risk, legal risk, reputational risk and strategic risk, as well as overseeing ongoing enhancements to our risk management processes. Our Chief Risk Officer, a member of our executive committee, reports to our President and Chief Executive Officer and has direct access to the risk committee of our board of directors. In addition, our executive leadership team and other members of management have responsibility for oversight and management of risk across business and operational lines.

Risk Framework and Appetite

Our risk framework is structured to guide decisions regarding the appropriate balance between risk and return considerations in our business. Our risk framework is informed by our strategy, risk appetite and financial plans approved by our board of directors. This framework includes risk policies, procedures, limits and targets, and reporting. Our board of directors approves our stated risk appetites, which set forth the amount and type of risk we are willing to accept in pursuit of our strategy, business and financial objectives. Our risk appetites provide the context for our risk management tools, including, among others, risk policies, delegated authorities, limits, portfolio composition, underwriting standards and operational processes.

We manage risk through three lines of defense that allocate responsibility and accountability for risk management throughout our business. Our first line of defense is our business lines and support functions, which are accountable for being aware of and managing the risks in their respective business areas and for operating within our established risk framework and appetite. Our second line of defense is our risk team, which provides monitoring, control, oversight and advice on risk to our business lines, and our third line of defense is our internal audit function, which provides independent oversight that risks are being managed to an acceptable level and that our internal control frameworks are operating effectively.

Credit Risk Management

Credit risk is the potential for loss arising from a customer, counterparty or issuer failing to meet its contractual obligations to us. Our strategy for managing credit risk includes well-defined, centralized credit policies, uniform underwriting criteria, clearly delegated authority levels and accountability, ongoing risk monitoring and review processes for credit exposures and portfolio diversification by geography, industry and customer. We segment our loan portfolio into a number of asset classes for purposes of developing and documenting our credit risk management procedures and determining associated allowance for loan losses, including real estate, CRE, commercial non-real estate, agriculture, consumer and other lending. For a discussion of our underwriting standards, see “—Loans—Underwriting Principles.”

We emphasize regular credit examinations and management reviews of loans with deteriorating credit quality as part of our credit risk management strategy. As part of this process, we perform assessments of asset quality, compliance with commercial and consumer credit policies and other critical credit information. We also monitor and update risk ratings on our non-consumer loans on an ongoing basis. With respect to consumer loans, we typically use standard credit scoring systems to assess our credit risks. We also rely on a dedicated risk asset review team to provide independent assurance of portfolio asset quality and policy compliance.

We have well-established procedures for managing loans that either show early signs of weakness or appear to have actually weakened. These procedures include moving a loan to our “watch” list when we have early concerns. Loans on our watch list receive more intense focus, along with more senior-level monitoring and reporting, a requirement of higher credit authority approval for any further lending increase and action plans for improving the prospects for such loans. Loans that we rate “substandard” (or lower) will generally fall under the management or consultation of our strategic business services team, or SBS, our specialist loan rehabilitations, workout and OREO asset team. These loans are actively managed, with the primary goal of SBS rehabilitating the loans to “performing” status. If rehabilitation is not feasible, a loan workout strategy is developed and put into execution to maximize our bank’s recovery of loan proceeds and other costs to which it is legally entitled. SBS also oversees the litigation of troubled assets, when appropriate. In addition, appropriate reserves and charge-offs are made based on assessment of potential realization levels and related costs.

Our non-lending activities also give rise to credit risk, including exposures resulting from our investment in securities and our entry into interest rate swap contracts for balance sheet hedging purposes. For more information on our risk management policies related to these activities, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Financial Condition—Investments” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Analysis of Financial Condition—Derivatives.”

Operational Risk

Operational risk is the risk of loss arising from inadequate or failed processes, people or systems, external events (such as natural disasters), or compliance, reputational or legal matters. We have a framework in place that includes the reporting and assessment of any operational risk events, including narrowly avoided operational risk events, and the assessment of our mitigating strategies within our key business lines. This framework is implemented through our policies, processes and reporting requirements, including those governing business and information technology continuity, information security and cyber-security, technological capability, fraud-risk management, operational risk profiling and vendor management. Our operational risk review process is a core part of our assessment of any material new or modified business or support initiative.

Our operational risks related to legal and compliance matters are heightened by the heavily regulated environment in which we operate. We have designed our processes and systems, and provide education of applicable legal and regulatory standards to our employees, to comply with these requirements. For information on the legal framework in which we operate, and which our operational risk processes and systems are designed to address, see “Supervision and Regulation.”

Competition

The financial services industry and each of the markets in which we operate in particular are highly competitive. We face strong competition in gathering deposits, making loans and obtaining client assets for management by our investment or trust operations. We compete for deposits and loans by seeking to provide a higher level of personal service than is generally offered by our larger competitors, many of whom have more assets, capital and resources and higher lending limits than we do and may be able to conduct more intensive and broader based promotional efforts to reach both commercial and retail customers. We also compete based on advertising impact and interest rates.

Our management believes that our most direct competition for deposits comes from nationwide and regional banks, savings banks and associations, credit unions, insurance companies, money market funds, brokerage firms, other non-bank financial services companies and service-focused community banks that target the same customers we do.

Competition for deposits is also affected by the ease with which customers can transfer deposits from one institution to another. Our cost of funds fluctuates with market interest rates and may be affected by higher rates being offered by other financial institutions. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds.

We compete for loans principally through the quality of service we provide to borrowers while maintaining competitive interest rates, loan fees and other loan terms. We emphasize personalized relationship banking services and the local and efficient decision-making of our banking businesses. Our most direct competition for loans comes from larger regional and national banks, savings banks and associations, credit unions, insurance companies and service-focused community banks that target the same customers we do. We also face competition for agribusiness loans from participants in the nationwide Farm Credit System and global banks.

Our competition in wealth management services comes primarily from other institutions, particularly larger regional and national banks, providing similar services, wealth management companies and brokerage firms, many of which are larger than us and provide a wider array of products and services. We compete for wealth management clients through the level of investment performance, fees and personalized client service.

Intellectual Property

In the highly competitive banking industry in which we operate, intellectual property is important to the success of our business. We own a variety of trademarks, service marks, trade names and logos and spend time and resources maintaining this intellectual property portfolio. We control access to our intellectual property through license agreements, confidentiality procedures, non-disclosure agreements with third parties, employment agreements and other contractual rights to protect our intellectual property.

Information Technology Systems

We devote significant resources to maintain stable, reliable, efficient and scalable information technology systems. We utilize a single, highly integrated core processing system from a third party vendor across our business that improves cost efficiency and acquisition integration. We work with our third party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, improves customer experience and reduces costs. Most customer records are maintained digitally. We are also currently executing several initiatives to enhance our online and mobile banking services to further improve the overall client experience. During a transition period following this offering, we will continue to rely on NAB for certain non-core banking information technology needs. See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Transitional Services Agreement.”

Protecting our systems to ensure the safety of our customers’ information is critical to our business. We use multiple layers of protection to control access and reduce risk, including conducting a variety of vulnerability and penetration tests on our platforms, systems and applications to reduce the risk that any attacks are successful. To protect against disasters, we have a backup offsite core processing system and recovery plans.

We invested in an enterprise data warehouse system in order to capture, analyze and report key metrics associated with customer and product profitability. Data that previously was arduous to collect across multiple systems is now available daily through standard and ad hoc reports to assist with managing our business and competing effectively in the marketplace.

Employees

As of March 31, 2014, we had 1,496 total employees, which included 1,301 full-time employees, 184 part-time employees and 11 temporary employees. Of our 1,496 employees, 1,134 are in core banking (i.e., non-line of business branch network employees, including relationship bankers), 86 employees are in lines of business (e.g., mortgage, credit cards, investments), 29 employees are in finance, 132 employees are in support services (i.e., employees in operations, IT and projects), 80 employees are in risk management and 35 employees are in other functions. We believe our relationship with our employees to be generally good. We have not experienced any material employment-related issues or interruptions of services due to labor disagreements and are not a party to any collective bargaining agreements.

Properties

Our corporate headquarters is located at 100 N. Phillips Ave, Sioux Falls, South Dakota 57104, and we have two leased facilities in Sioux Falls for our data center and operations centers. In addition to our corporate headquarters, we operate from 162 branch offices located in 116 communities in South Dakota, Iowa, Nebraska, Colorado, Arizona, Kansas and Missouri. We lease 36 of our branch offices, all on market terms, and we own the remainder of our offices, including our main office. All of our banking offices are in free-standing, permanent facilities. We generally believe our existing and contracted-for facilities are adequate to meet our requirements.

Legal Proceedings

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

SUPERVISION AND REGULATION

We and our subsidiaries are subject to extensive regulation under federal and state banking laws that establish a comprehensive framework for our operations. This framework may materially impact our growth potential and financial performance and is intended primarily for the protection of depositors, customers, federal deposit insurance funds and the banking system as a whole, not for the protection of our stockholders and creditors. Significant elements of the statutes, regulations and policies applicable to us and our subsidiaries are described below. This description is qualified in its entirety by reference to the full text of the statutes, regulations and policies described.

Regulatory Agencies

Great Western is a bank holding company under the BHC Act. Consequently, Great Western and its subsidiaries are subject to supervision, regulation and examination by the Federal Reserve. The BHC Act provides generally for “umbrella” regulation of bank holding companies and functional regulation of holding company subsidiaries by applicable regulatory agencies. Great Western Bank, our bank subsidiary, is an FDIC-insured commercial bank chartered under the laws of South Dakota. Our bank is not a member of the Federal Reserve System. Consequently, the FDIC and the South Dakota Division of Banking are the primary regulators of our bank and also regulate our bank’s subsidiaries. As the owner of a South Dakota-chartered bank, Great Western is also subject to supervision and examination by the South Dakota Division of Banking. Following the completion of this offering, Great Western will also be subject to the disclosure and regulatory requirements of the Exchange Act administered by the SEC, and, following the listing of our common stock, the rules adopted by              applicable to listed companies. We offer certain insurance and investment products through one of our bank’s subsidiaries that is subject to regulation and supervision by applicable state insurance regulatory agencies and by FINRA as a result of a contractual relationship we have with a third party broker-dealer relating to the provision of some of wealth management and investment services to customers.

Regulatory Impact of Control by NAB

As long as we are controlled by NAB for purposes of the BHC Act, NAB’s regulatory status may impact our regulatory status as well as our regulatory burden and hence our ability to expand by acquisition or engage in new activities. For example, unsatisfactory examination ratings or enforcement actions regarding NAB could impact our ability to obtain or preclude us from obtaining any necessary approvals or informal clearance for the foregoing. Furthermore, to the extent that we are required to obtain regulatory approvals under the BHC Act to make acquisitions or expand our activities, as long as NAB controls us, NAB would also be required to obtain BHC Act approvals for such acquisitions or activities as well. In addition, U.S. regulatory restrictions and requirements on non-U.S. banks such as NAB that have a certain amount of assets may result in additional restrictions and burdens on us that would not otherwise be applicable.

NAB is also an Australian authorized deposit-taking institution regulated by APRA under the Banking Act 1959 (Cth), or the Banking Act. NAB does not guarantee our obligations. Pursuant to the Banking Act, APRA has issued a legally enforceable prudential standard that restricts associations between an authorized deposit-taking institution (such as NAB) and its related entities. Any provision of material financial support by NAB to us or our bank would need to comply with the requirements of the prudential standard.

APRA also has broad powers under the Banking Act to give legally enforceable directions to NAB in circumstances, for example, where it considers that NAB has not complied with prudential standards or that it is in the interests of NAB’s deposit holders to do so. In the event that NAB becomes unlikely to be able to meet its obligations, APRA has the power to take control of NAB’s business or appoint an administrator for NAB’s affairs. The priority of creditors of NAB in the event that NAB is unable to meet its obligations is governed by various Australian laws, including the Banking Act. The Banking Act provides that the assets of NAB in Australia are to be available to meet liabilities to certain governmental agencies and deposit holders in Australia in priority to all other liabilities.

Permissible Activities for Bank Holding Companies

In general, the BHC Act limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve has determined to be so closely related to banking as to be a proper incident thereto.

Bank holding companies that qualify and elect to be treated as “financial holding companies” may engage in a broad range of additional activities that are (i) financial in nature or incidental to such financial activities or (ii) complementary to a financial activity and do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally. These activities include securities underwriting and dealing, insurance underwriting and making merchant banking investments. We have not elected to be treated as a financial holding company and currently have no plans to make a financial holding company election.

The BHC Act does not place territorial restrictions on permissible non-banking activities of bank holding companies. The Federal Reserve has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve has reasonable grounds to believe that continuing such activity, ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

Permissible Activities for Banks

As a South Dakota-chartered commercial bank, our bank’s business is generally limited to activities permitted by South Dakota law and any applicable federal laws. Under the South Dakota Banking Code, our bank may generally engage in all usual banking activities, including taking commercial and saving deposits; lending money on personal and real security; issuing letters of credit; buying, discounting, and negotiating promissory notes, bonds, drafts and other forms of indebtedness; buying and selling currency and, subject to certain limitations, certain investment securities; engaging in all facets of the insurance business; and maintaining safe deposit boxes on premises. Subject to prior approval by the Director of the South Dakota Division of Banking, our bank may also permissibly engage in any activity permissible as of January 1, 2008 for a national bank doing business in South Dakota.

South Dakota law also imposes restrictions on our bank’s activities and corporate governance requirements intended to ensure the safety and soundness of our bank. For example, South Dakota law requires our bank’s officers to be elected annually and the election of each officer to be confirmed by the Director of the South Dakota Division of Banking. In addition, South Dakota law also requires at least 75% of our bank’s board of directors be U.S. citizens. Our bank is also restricted under South Dakota law from investing in certain types of investment securities and is generally limited in the amount of money it can lend to a single borrower or invest in securities issued by a single issuer (in each case, 20% of our bank’s capital stock and surplus plus 10% of our bank’s undivided profits).

Acquisitions by Bank Holding Companies

The BHC Act, the Bank Merger Act, the South Dakota Banking Code and other federal and state statutes regulate acquisitions of commercial banks and other FDIC-insured depository institutions. We must obtain the prior approval of the Federal Reserve before (i) acquiring more than 5% of the voting stock of any FDIC-insured depository institution or other bank holding company (other than directly through our bank), (ii) acquiring all or substantially all of the assets of any bank or bank holding company or (iii) merging or consolidating with any other bank holding company. Under the Bank Merger Act, the prior approval of the FDIC is required for our bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. In reviewing applications seeking approval of merger and acquisition transactions, bank regulators consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking or financial system, the applicant’s performance record under the CRA, the applicant’s compliance with fair housing and other consumer protection laws and the effectiveness of all organizations involved in combating money laundering activities. In addition, failure to implement or maintain adequate compliance programs could cause bank regulators not to approve an acquisition where regulatory approval is required or to prohibit an acquisition even if approval is not required.

Dividends; Stress Testing

Great Western is a legal entity separate and distinct from its banking and other subsidiaries. As a bank holding company, Great Western is subject to certain restrictions on its ability to pay dividends under applicable banking laws and regulations. Federal bank regulators are authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. In particular, federal bank regulators have stated that paying dividends that deplete a banking organization’s capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, in the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

A significant portion of our income comes from dividends from our bank, which is also the primary source of our liquidity. In addition to the restrictions discussed above, our bank is subject to limitations under South Dakota law regarding the level of dividends that it may pay to us. In general, dividends by our bank may only be declared from its net profits and may be declared no more than once per calendar quarter. The approval of the South Dakota Director of Banking is required if our bank seeks to pay aggregate dividends during any calendar year that would exceed the sum of its net profits from the year to date and retained net profits from the preceding two years, minus any required transfers to surplus.

In October 2012, as required by the Dodd-Frank Act, the Federal Reserve and the FDIC published final rules regarding company-run stress testing. These rules require bank holding companies and banks with average total consolidated assets greater than $10 billion to conduct an annual company-run stress test of capital, consolidated earnings and losses under one base and at least two stress scenarios provided by the federal bank regulators. Although our assets are currently below this threshold, we have nevertheless commenced a project to ensure that we are able to meet these requirements in a timely fashion. The company-run stress tests are conducted using data as of September 30th and scenarios released by the federal bank regulators. Stress test results must be reported to the federal bank regulators by the following March 31st, with public disclosure of summary stress test results under the severely adverse scenario to begin in June 2015 for stress tests commencing in 2014. Neither we nor our bank is currently subject to the stress testing requirements, but we expect that once we are subject to those requirements, the Federal Reserve and the FDIC will consider our results as an important factor in evaluating our capital adequacy, and that of our bank, and in determining whether any proposed dividends or stock repurchases by us or by our bank may be an unsafe or unsound practice.

Transactions with Affiliates

Transactions between our bank and its subsidiaries, on the one hand, and Great Western and its other subsidiaries, on the other hand, are regulated under federal banking law. The Federal Reserve Act imposes quantitative and qualitative requirements and collateral requirements on covered transactions by Great Western Bank with, or for the benefit of, its affiliates, and generally requires those transactions to be on terms at least as favorable to our bank as if the transaction were conducted with an unaffiliated third party. Covered transactions are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, certain derivative transactions that create a credit exposure to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In general, these regulations require that any such transaction by our bank or its subsidiaries must be limited to certain thresholds on an individual and aggregate basis and, for credit transactions with any affiliate, must be secured by designated amounts of specified collateral.

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate.

Source of Strength

Federal Reserve policy and federal law require bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. Under this requirement, we are expected to commit resources to support our bank, including at times when we may not be in a financial position to provide such resources, and it may not be in our, or our stockholders’ or creditors’, best interests to do so. In addition, any capital loans we make to our bank are subordinate in right of payment to depositors and to certain other indebtedness of our bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of our bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Regulatory Capital Requirements

Current Capital Guidelines

The Federal Reserve monitors the capital adequacy of our holding company on a consolidated basis, and the FDIC and the South Dakota Division of Banking monitor the capital adequacy of our bank. The bank regulators currently use a combination of risk-based guidelines and a leverage ratio to evaluate capital adequacy. The current risk-based capital guidelines applicable to us and our bank are based on the 1988 capital accord, known as Basel I, of the Basel Committee on Banking Supervision, or the Basel Committee, as implemented by the federal bank regulators. The current risk-based guidelines are intended to make regulatory capital requirements sensitive to differences in credit and market risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items are assigned to weighted risk categories, and capital is classified in one of the two following tiers depending on its characteristic:

•	Tier 1 (Core) Capital—Tier 1 capital includes common equity, retained earnings, qualifying non-cumulative perpetual preferred stock, minority interests in equity accounts of consolidated subsidiaries (and, under existing standards, a limited amount of qualifying trust preferred securities at the holding company level), less goodwill, most intangible assets and certain other assets.

•	Tier 2 (Supplementary) Capital—Tier 2 capital includes perpetual preferred stock and trust preferred securities not meeting the definition of Tier 1 capital, qualifying mandatory convertible debt securities, qualifying subordinated debt and a limited amount of allowances for loan and lease losses.

Under current requirements, we must maintain Tier 1 capital and total capital (that is, Tier 1 capital plus Tier 2 capital) equal to at least 4% and 8%, respectively, of our total risk-weighted assets (including various off-balance sheet items such as letters of credit). Our bank must maintain similar capital ratios. To be considered “well capitalized” under the regulatory framework for a variety of purposes, we and our bank must maintain Tier 1 and total capital ratios of at least 6% and 10%, respectively. See “—Prompt Corrective Action Framework.”

Bank holding companies and banks are also currently required to comply with minimum leverage requirements, measured based on the ratio of a bank holding company’s or a bank’s, as applicable, Tier 1 capital to total adjusted quarterly average assets (as defined for regulatory purposes). These requirements generally necessitate a minimum Tier 1 leverage ratio of 4% for all bank holding companies and banks, with a lower 3% minimum for bank holding companies and banks meeting certain specified criteria, including having the highest composite regulatory supervisory rating. To be considered “well capitalized” under the regulatory framework for prompt corrective action, our bank must maintain minimum Tier 1 leverage ratios of at least 5%. See “—Prompt Corrective Action Framework.”

Basel III and the New Capital Rules

In July 2013, the federal bank regulators approved final rules, or the New Capital Rules, implementing the Basel Committee’s December 2010 final capital framework for strengthening international capital standards, known as Basel III, and various provisions of the Dodd-Frank Act. The New Capital Rules substantially revise the risk-based capital requirements applicable to bank holding companies and banks, including us and our bank, compared to the current risk-based capital rules. The New Capital Rules revise the components of capital and address other issues affecting the numerator in regulatory capital ratio calculations. The New Capital Rules also address risk weights and other issues affecting the denominator in regulatory capital ratio calculations, including by replacing the existing risk-weighting approach derived from Basel I with a more risk-sensitive approach based, in part, on the standardized approach adopted by the Basel Committee in its 2004 capital accords, known as Basel II. The New Capital Rules also implement the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings from the federal bank regulators’ rules. Subject to a phase-in period for various provisions, the New Capital Rules are effective for us and for our bank beginning on January 1, 2015.

The New Capital Rules, among other things, (i) introduce a new capital measure called “Common Equity Tier 1,” or CET1, (ii) specify that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments to capital as compared to existing regulations.

Under the New Capital Rules, the minimum capital ratios as of January 1, 2015 will be (i) 4.5% CET1 to risk-weighted assets, (ii) 6% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets and (iii) 8% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets.

The New Capital Rules also introduce a new capital conservation buffer designed to absorb losses during periods of economic stress. The capital conservation buffer is composed entirely of CET1, on top of these minimum risk-weighted asset ratios. In addition, the New Capital Rules provide for a countercyclical capital buffer applicable only to certain covered institutions. We do not expect the countercyclical capital buffer to be applicable to us or our bank. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the capital conservation buffer (or below the combined capital conservation buffer and countercyclical capital buffer, when the latter is applied) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The implementation of the capital conservation buffer will begin on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019). When fully phased-in, the New Capital Rules will require us, and our bank, to maintain such additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios of (i) 7% CET1 to risk-weighted assets, (ii) 8.5% Tier 1 capital to risk-weighted assets, and (iii) 10.5% total capital to risk-weighted assets. The New Capital Rules also eliminate the more permissive 3% minimum Tier 1 leverage ratio under the current capital guidelines, resulting in a 4% minimum Tier 1 leverage ratio for all bank holding companies and banks.

The New Capital Rules provide for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, certain deferred tax assets and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% of CET1. Implementation of the deductions and other adjustments to CET1 will begin on January 1, 2015 and will be phased in over a four-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter). The New Capital Rules also generally preclude certain hybrid securities, such as trust preferred securities, from being counted as Tier 1 capital for most bank holding companies. Bank holding companies such as us who had less than $15 billion in assets as of December 31, 2009 (and who continue to have less than $15 billion in assets) are permitted to include trust preferred securities issued prior to May 19, 2010 as Additional Tier 1 capital under the New Capital Rules, however.

The New Capital Rules also prescribe a new standardized approach for risk weightings that expands the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0%, for U.S. government and agency securities, to 600%, for certain equity exposures, and resulting in higher risk weights for a variety of asset categories.

With respect to our bank, the New Capital Rules also revise the prompt corrective action regulations pursuant to Section 38 of the FDIA. See “—Prompt Corrective Action Framework.”

We believe that, as of March 31, 2014, we and our bank would meet all capital adequacy requirements under the New Capital Rules on a fully phased-in basis as if such requirements were then in effect.

Liquidity Requirements

Historically, the regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III final framework requires banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward would be required by regulation. One test, referred to as the liquidity coverage ratio, or LCR, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other test, referred to as the net stable funding ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source.

In October 2013, the federal bank regulators proposed rules implementing the LCR for advanced approaches banking organizations (i.e., banking organizations with over $250 billion in total consolidated assets or over $10 billion in total on-balance sheet foreign exposure) and a modified version of the LCR for bank holding companies with at least $50 billion in total consolidated assets that are not advanced approach banking organizations, neither of which would apply to us or our bank. The federal bank regulators have not yet proposed rules to implement the NSFR, but the Federal Reserve has stated its intent to adopt a version of this measure as well.

Prompt Corrective Action Framework

The FDIA requires the federal bank regulators to take prompt corrective action in respect of depository institutions that fail to meet specified capital requirements. The FDIA establishes five capital categories (“well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized”), and the federal bank regulators are required to take certain mandatory supervisory actions, and are authorized to take other discretionary actions, with respect to institutions that are undercapitalized, significantly undercapitalized or critically undercapitalized. The severity of these mandatory and discretionary supervisory actions depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the FDIA requires the regulator to appoint a receiver or conservator for an institution that is critically undercapitalized.

Currently, an insured depository institution generally will be classified in the following categories based on the capital measures indicated:

“Well capitalized”	“Adequately capitalized”
• Total capital ratio of at least 10%,	• Total capital ratio of at least 8%,
• Tier 1 capital ratio of at least 6%,	• Tier 1 capital ratio of at least 4%, and
• Tier 1 leverage ratio of at least 5%, and	• Tier 1 leverage ratio of at least 4%.
• Not subject to any order or written directive requiring a specific capital level.

“Undercapitalized”	“Significantly undercapitalized”
• Total capital ratio of less than 8%,	• Total capital ratio of less than 6%,
• Tier 1 capital ratio of less than 4%, or	• Tier 1 capital ratio of less than 3%, or
• Tier 1 leverage ratio of less than 4%.	• Tier 1 leverage ratio of less than 3%.

“Critically undercapitalized”
• Tangible equity to average quarterly tangible assets of less than 2%.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank’s overall financial condition or prospects for other purposes.

The New Capital Rules revise the current prompt corrective action requirements effective January 1, 2015 by (i) introducing a CET1 ratio requirement at each level (other than critically undercapitalized), with the required CET1 ratio being 6.5% for well-capitalized status; (ii) increasing the minimum Tier 1 capital ratio requirement for each category (other than critically undercapitalized), with the minimum Tier 1 capital ratio for well-capitalized status being 8% (as compared to the current 6%); and (iii) eliminating the current provision that provides that a bank with a composite supervisory rating of 1 may have a 3% leverage ratio and still be adequately capitalized. The New Capital Rules do not change the total risk-based capital requirement for any prompt corrective action category.

As of March 31, 2014, we and our bank were well capitalized with Tier 1 capital ratios of 12.4% and 12.9%, respectively, total capital ratios of 13.6% and 13.6%, respectively, and Tier 1 leverage ratios of 9.4% and 9.8%, respectively, in each case calculated under the currently applicable risk-based capital guidelines. As of March 31, 2014, we and our bank also had a CET1 ratio of 11.1% and 12.4%, respectively, and a Tier 1 capital ratio of 11.9% and 12.4%, respectively, each calculated as if the New Capital Rules were fully phased in as of the calculation date. The CET1 ratios and Tier 1 capital ratios calculated in accordance with the New Capital Rules presented are unaudited, non-GAAP financial measures. These ratios are calculated based on our estimates of the required adjustments under the New Capital Rules to the current regulatory-required calculation of risk-weighted assets and estimates of the application of provisions of the New Capital Rules to be phased in over time. We believe these estimates are reasonable, but they may ultimately be incorrect as we finalize our calculations under the New Capital Rules. For more information on these financial measures, including reconciliations to our and our bank’s Tier 1 capital ratio, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Capital.”

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal bank regulator. Under the FDIA, in order for the capital restoration plan to be accepted by the appropriate federal banking agency, a bank holding company must guarantee that a subsidiary depository institution will comply with its capital restoration plan, subject to certain limitations. The bank holding company must also provide appropriate assurances of performance. The obligation of a controlling bank holding company under the FDIA to fund a capital restoration plan is limited to the lesser of 5% of an undercapitalized subsidiary’s assets or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions and capital distributions, establishing any branches or engaging in any new line of business, except in accordance with an accepted capital restoration plan or with the approval of the FDIC. Institutions that are undercapitalized or significantly undercapitalized and either fail to submit an acceptable capital restoration plan or fail to implement an approved capital restoration plan may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Critically undercapitalized depository institutions failing to submit or implement an acceptable capital restoration plan are subject to appointment of a receiver or conservator.

In addition, the FDIA prohibits an insured depository institution from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank’s normal market area or nationally (depending upon where the deposits are solicited), unless it is well capitalized or is adequately capitalized and receives a waiver from the FDIC. A depository institution that is adequately capitalized and accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates.

Safety and Soundness Standards

The FDIA requires the federal bank regulators to prescribe standards, by regulations or guidelines, relating to internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits, and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. In general, these guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. These guidelines also prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the bank regulator must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution may be subject under the FDIA. See “—Prompt Corrective Action Framework.” If an institution fails to comply with such an order, the bank regulator may seek to enforce such order in judicial proceedings and to impose civil money penalties.

Deposit Insurance

FDIC Insurance Assessments

As an FDIC-insured bank, our bank must pay deposit insurance assessments to the FDIC based on its average total assets minus its average tangible equity. As an institution with less than $10 billion in assets, our bank’s assessment rates are based on its risk classification (i.e., the level of risk it poses to the FDIC’s deposit insurance fund). Institutions classified as higher risk pay assessments at higher rates than institutions that pose a lower risk. For institutions with $10 billion or more in assets, the FDIC uses a performance score and a loss-severity score that are used to calculate an initial assessment rate. In calculating these scores, the FDIC uses a bank’s capital level and regulatory supervisory ratings and certain financial measures to assess an institution’s ability to withstand asset-related stress and funding-related stress. The FDIC also has the ability to make discretionary adjustments to the total score based upon significant risk factors that are not adequately captured in the calculations. In addition to ordinary assessments described above, the FDIC has the ability to impose special assessments in certain instances.

The FDIC’s deposit insurance fund is currently underfunded, and the FDIC has raised assessment rates and imposed special assessments on certain institutions during recent years to raise funds. Under the Dodd-Frank Act, the minimum designated reserve ratio for the deposit insurance fund is 1.35% of the estimated total amount of insured deposits. In October 2010, the FDIC adopted a restoration plan to ensure that the fund reserve ratio reaches 1.35% by September 30, 2020, as required by the Dodd-Frank Act. At least semi-annually, the FDIC will update its loss and income projections for the fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking if required.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Other Assessments

In addition, the Deposit Insurance Funds Act of 1996 authorized the Financing Corporation to impose assessments on deposit insurance fund applicable deposits in order to service the interest on the Financing Corporation’s bond obligations from deposit insurance fund assessments. The amount assessed on individual institutions is in addition to the amount, if any, paid for deposit insurance according to the FDIC’s risk-related assessment rate schedules. Assessment rates may be adjusted quarterly to reflect changes in the assessment base.

Heightened Requirements for Bank Holding Companies with $10 Billion or More in Assets

Various federal banking laws and regulations, including rules adopted by the Federal Reserve pursuant to the requirements of the Dodd-Frank Act, impose heightened requirements on certain large banks and bank holding companies. Most of these rules apply primarily to bank holding companies with at least $50 billion in total consolidated assets, but certain rules also apply to banks and bank holding companies with at least $10 billion in total consolidated assets. Following the fourth consecutive quarter (and any applicable phase-in period) where our or our bank’s total consolidated assets, as applicable, equal or exceed $10 billion, we or our bank, as applicable, will, among other requirements:

•	be required to perform annual stress tests as described above in “—Dividends; Stress Testing;”

•	be required to establish a dedicated risk committee of our board of directors responsible for overseeing our enterprise-wide risk management policies, which must be commensurate with our capital structure, risk profile, complexity, activities, size and other appropriate risk-related factors, and including as a member at least one risk management expert;

•	calculate our FDIC deposit assessment base using the performance score and a loss-severity score system described above in “—Deposit Insurance;” and

•	be examined for compliance with federal consumer protection laws primarily by the Consumer Financial Protection Bureau, or CFPB, as described below in “—Consumer Financial Protection.”

While neither we nor our bank currently have $10 billion or more in total consolidated assets, we have begun analyzing these rules to ensure we are prepared to comply with the rules when and if they become applicable. Upon the completion of this offering, our board of directors will have established a risk committee compliant with these rules. In addition, we have begun running periodic and selective stress tests on liquidity, interest rates and certain areas of our loan portfolio to prepare for compliance with FDIC stress testing requirements. Based on our historic organic growth rates, we expect that our total assets and our bank’s total assets could exceed $10 billion over the next two to five years, or sooner if we engage in any acquisitions.

The Volcker Rule

The Dodd-Frank Act prohibits banks and their affiliates from engaging in proprietary trading and investing in and sponsoring hedge funds and private equity funds. The statutory provision is commonly called the “Volcker Rule.” In December 2013, federal regulators adopted final rules to implement the Volcker Rule that became effective in April 2014. The Federal Reserve, however, issued an order extending the period that institutions have to conform their activities to the requirements of the Volcker Rule to July 21, 2015. Banks with less than $10 billion in total consolidated assets, such as our bank, that do not engage in any covered activities, other than trading in certain government, agency, state or municipal obligations, do not have any significant compliance obligations under the rules implementing the Volcker Rule. We are continuing to evaluate the effects of the Volcker Rules on our business, but we do not currently anticipate that the Volcker Rule will have a material effect on our operations.

Depositor Preference

Under federal law, depositors (including the FDIC with respect to the subrogated claims of insured depositors) and certain claims for administrative expenses of the FDIC as receiver and for employee compensation against an insured depository institution would be afforded a priority over other general unsecured claims against such an institution in the “liquidation or other resolution” of such an institution by any receiver.

Interchange Fees

Under the Durbin Amendment to the Dodd-Frank Act, the Federal Reserve adopted rules establishing standards for assessing whether the interchange fees that may be charged with respect to certain electronic debit transactions are “reasonable and proportional” to the costs incurred by issuers for processing such transactions.

Interchange fees, or “swipe” fees, are charges that merchants pay to us and other card-issuing banks for processing electronic payment transactions. Under the final rules, the maximum permissible interchange fee is equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product.

On July 31, 2013, the U.S. District Court for the District of Columbia found the interchange fee cap and the exclusivity provision adopted by the Federal Reserve to be invalid. The U.S. Court of Appeals for the District of Columbia reversed this decision on March 21, 2014, generally upholding the Federal Reserve’s interpretation of the Durbin Amendment and the Federal Reserve’s rules implementing it. We continue to monitor developments in the litigation surrounding these rules.

Currently, we are subject to the interchange fee cap as a result of NAB’s ownership of us. Once NAB no longer controls us for bank regulatory purposes, we may be able to qualify for the small issuer exemption from the interchange fee cap depending on our total assets at the time. The small issuer exemption applies to any debit card issuer that, together with its affiliates, has total assets of less than $10 billion as of the end of the previous calendar year. In the event we qualify for the small issuer exemption, we will once again become subject to the interchange fee cap beginning July 1 of the year following the time when our total assets reaches or exceeds $10 billion. Reliance on the small issuer exemption would not exempt us from federal regulations prohibiting network exclusivity arrangements or from routing restrictions, however, and these regulations have negatively affected the interchange income we have received from our debit card network.

Consumer Financial Protection

We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these laws’ respective state-law counterparts, as well as state usury laws and laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict our ability to raise interest rates and subject us to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or our prohibition from engaging in such transactions even if approval is not required.

The Dodd-Frank Act created a new, independent federal agency, the CFPB, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB is also authorized to engage in consumer financial education, track consumer complaints, request data and promote the availability of financial services to underserved consumers and communities. Although all institutions are subject to rules adopted by the CFPB and examination by the CFPB in conjunction with examinations by the institution’s primary federal regulator, the CFPB has primary examination and enforcement authority over institutions with assets of $10 billion or more. The FDIC has primary responsibility for examination of our bank and enforcement with respect to federal consumer protection laws so long as our bank has total consolidated assets of less than $10 billion, and state authorities are responsible for monitoring our compliance with all state consumer laws. The CFPB also has the authority to require reports from institutions with less than $10 billion in assets, such as our bank, to support the CFPB in implementing federal consumer protection laws, supporting examination activities, and assessing and detecting risks to consumers and financial markets.

The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The CFPB has significant authority to implement and enforce federal consumer finance laws, including the Truth in Lending Act, the Equal Credit Opportunity Act and new requirements for financial services products provided for in the Dodd-Frank Act, as well as the authority to identify and prohibit unfair, deceptive or abusive acts and practices. The review of products and practices to prevent such acts and practices is a continuing focus of the CFPB, and of banking regulators more broadly. The ultimate impact of this heightened scrutiny is uncertain but could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination, additional remediation efforts and possible penalties. In addition, the Dodd-Frank Act provides the CFPB with broad supervisory, examination and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. The Dodd-Frank Act does not prevent states from adopting stricter consumer protection standards. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition or results of operations.

Community Reinvestment Act of 1977

Under the CRA, our bank has an obligation, consistent with safe and sound operations, to help meet the credit needs of the market areas where it operates, which includes providing credit to low- and moderate-income individuals and communities. In connection with its examination of our bank, the FDIC is required to assess our bank’s compliance with the CRA. Our bank’s failure to comply with the CRA could, among other things, result in the denial or delay in certain corporate applications filed by us or our bank, including applications for branch openings or relocations and applications to acquire, merge or consolidate with another banking institution or holding company. Our bank received a rating of “satisfactory” in its most recently completed CRA examination.

Financial Privacy

The federal bank regulators have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to unaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to an unaffiliated third party. These regulations affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering and the USA PATRIOT ACT

A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of suspicious transactions. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

Office of Foreign Assets Control Regulation

The U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. We and our bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Incentive Compensation

The Dodd-Frank Act requires the federal bank regulators and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities, including us and our bank, having at least $1 billion in total assets that encourage inappropriate risks by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees, or benefits or that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure to regulators of incentive-based compensation arrangements. The agencies proposed such regulations in April 2011, but the regulations have not been finalized. If the regulations are adopted in the form initially proposed, they will impose limitations on the manner in which we may structure compensation for our executives.

In June 2010, the Federal Reserve and FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (1) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (2) be compatible with effective internal controls and risk management and (3) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. These three principles are incorporated into the proposed joint compensation regulations under the Dodd-Frank Act, discussed above.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as us, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Future Legislation and Regulation

Congress may enact legislation from time to time that affects the regulation of the financial services industry, and state legislatures may enact legislation from time to time affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of the proposed legislation could impact the regulatory structure under which we operate and may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and modify our business strategy, and limit our ability to pursue business opportunities in an efficient manner. Our business, financial condition, results of operations or prospects may be adversely affected, perhaps materially, as a result.

MANAGEMENT

Directors and Executive Officers

The following table and the descriptions below set forth biographical information regarding Great Western Bancorp, Inc.’s directors and executive officers as of the date of this prospectus:

Name	Age	Position
Ken Karels	57	President, Chief Executive Officer and Director
Richard Rauchenberger	51	Director
Peter Chapman	40	Chief Financial Officer and Executive Vice President
Stephen Ulenberg	56	Chief Risk Officer and Executive Vice President
Allen Shafer	52	Executive Vice President of Support Services
Doug Bass	53	Regional President and Executive Vice President
Bryan Kindopp	47	Regional President and Executive Vice President

Ken Karels has served as Great Western’s President and Chief Executive Officer and on its board of directors since 2010. Mr. Karels is also the President and Chief Executive Officer of Great Western Bank and serves on the boards of directors of Great Western Bank and our other subsidiaries. Mr. Karels’s duties include overall leadership and executive oversight of Great Western Bank. Mr. Karels has 37 years of banking experience and expertise in all areas of bank management and strategic bank acquisitions. He has served in several different capacities at Great Western Bank since 2002, including Regional President and Chief Operating Officer for the bank’s branch distribution channel including agriculture, business and retail lending and deposits functions. During his executive tenure, Mr. Karels has helped grow Great Western Bank from $5.2 billion in assets to over $9 billion in assets today. Before joining Great Western Bank, Mr. Karels served as President and Chief Executive Officer at Marquette Bank, Milbank, SD, where he was employed for 25 years.

Mr. Karels’s qualifications to serve on our board of directors include his operating, management and leadership experience as Great Western’s President and Chief Executive Officer. Mr. Karels has extensive knowledge of, and has made significant contributions to, the growth of Great Western and our bank. Mr. Karels also brings to our board of directors his expertise in the banking industry.

Richard Rauchenberger has served on Great Western’s board of directors, the board of directors of our bank and the boards of directors of certain affiliated companies, since 2011. Mr. Rauchenberger is the General Manager and Head of NAB New York Branch. He is directly responsible for all activities under the NAB brand in the United States, except for our business. The activities for which he is responsible primarily involve wholesale banking operations. Mr. Rauchenberger has been with NAB since 1996 and has a total of 29 years of international banking experience. He has expertise in risk management and services, having served in numerous roles, including Head of Risk and Chief Operating Officer for NAB New York Branch and NAB’s global wholesale bank, respectively. Before working at NAB, Mr. Rauchenberger worked at Lloyds Bank’s New York Branch for nine years and at National Westminster Bank USA for two years. He is a director and member of the executive committee of the Institute of International Bankers and of the American Australian Association.

Mr. Rauchenberger’s qualifications to serve on our board of directors include his operating, management and leadership experience as one of Great Western’s directors and throughout the NAB corporate organization. Mr. Rauchenberger also has an extensive knowledge of our business and the financial services industry generally.

Peter Chapman has served as Great Western’s Chief Financial Officer and Executive Vice President and on its board of directors since January 2013. Mr. Chapman is also the Chief Financial Officer and Executive Vice President of Great Western Bank. Mr. Chapman is responsible for all aspects of our financial and regulatory reporting together with planning and strategy and treasury management of our balance sheet. Prior to joining us, Mr. Chapman held a number of senior finance roles within NAB and its various business units, including responsibility for NAB’s external and internal reporting. Prior to joining NAB, Mr. Chapman was with Ernst & Young’s financial services practice for nine years.

Stephen Ulenberg has served as Great Western’s Chief Risk Officer and Executive Vice President since 2012. Mr. Ulenberg has also served as the Chief Risk Officer and Executive Vice President of Great Western Bank since 2010. Mr. Ulenberg is responsible for ensuring that risk is effectively managed and overseen across our enterprise. Mr. Ulenberg has over 30 years of experience in the financial services industry, including a 24-year career with NAB and its subsidiaries, where he has worked in a number of senior positions including frontline business leadership in commercial and wholesale banking, risk management and major, cross-organizational strategic initiatives—at both Bank of New Zealand (a NAB subsidiary) and NAB. Immediately prior to joining Great Western Bank, Mr. Ulenberg was responsible for the leadership of Bank of New Zealand’s enterprise risk management capability across a $60 billion lending portfolio. In that role, Mr. Ulenberg provided related analytics, risk reporting, portfolio metrics, risk insights, asset quality information and oversight of decision analysis, managed provisioning, risk appetite and advanced Basel models and led ongoing enhancements to Bank of New Zealand’s risk management capabilities.

Allen Shafer has served as the Executive Vice President of Support Services of Great Western Bank since August 2012. Mr. Shafer is responsible for our operations and information technology groups, along with our project management office. Mr. Shafer joined Great Western Bank in December 2002 and has held the positions of Chief Credit Officer and Regional President at Great Western Bank. Mr. Shafer has 29 years of banking experience. Prior to joining Great Western Bank, Mr. Shafer spent several years with Brenton Bank in Iowa, where he held a variety of positions, including President of Business Banking and Regional Manager of Commercial Banking. After Brenton Bank was acquired by Wells Fargo, Mr. Shafer served as a Marketing Manager at Wells Fargo. Mr. Shafer also served as a Commercial Banking Manager for First Interstate Bank, Seattle, WA.

Doug Bass has served as a Regional President of Great Western Bank since 2010 and is also an Executive Vice President of Great Western Bank. Mr. Bass oversees all of our banking operations within the states of Arizona, Colorado, Iowa, Kansas and Missouri, as well as our wealth management, brokerage and mortgage banking business lines. Mr. Bass has worked in various capacities with Great Western Bank since 2009 and has expertise in all areas of bank management within Great Western Bank. Before joining Great Western Bank, Mr. Bass served as President of First American Bank Group. Previously Mr. Bass served in various capacities over 15 years with Firstar Corporation, which is now known as US Bank, including as President and Chief Executive Officer of Firstar’s Sioux City and Council Bluffs operations in Western Iowa and as Manager of Correspondent Banking for its Eastern Iowa operations, which included also responsibility for commercial banking and agribusiness lending.

Bryan Kindopp has served as a Regional President of Great Western Bank since 2011 and is also an Executive Vice President of Great Western Bank. Mr. Kindopp oversees all of our banking operations within the states of South Dakota and Nebraska. In these two states, Mr. Kindopp is responsible for branch operations of 83 of our locations and 600 of our employees. Mr. Kindopp has 23 years of banking experience. Mr. Kindopp has expertise in all areas of bank management and strategic bank acquisitions and has served in several different capacities at Great Western Bank since 2001. Mr. Kindopp’s roles have included Market President and Group President for the bank’s branch distribution channel. In these roles, Mr. Kindopp had responsibility for agriculture and commercial business and retail lending and deposit functions. Before joining Great Western Bank, Mr. Kindopp served as Vice President and Market Manager for three years at Marquette Bank, Kimball, SD, where he was employed for a total of ten years.

Status as a “Controlled Company”

Our common stock will be listed on          and, as a result, we will be subject to          corporate governance listing standards. However, a listed company that satisfies the definition of a “controlled company” (i.e., a company of which more than 50% of the voting power is held by a single entity or group) may elect not to comply with certain of these requirements. As part of our separation from NAB, we intend to enter into the Stockholder Agreement which will provide NAB with certain rights relating to the composition of our board of directors consistent with the requirements applicable to a “controlled company.” In particular, so long as NAB directly or indirectly owns more than 50% of our outstanding common stock and we are therefore a “controlled company,” and during the 12-month transition phase following the date on which we are no longer a “controlled company” as a result of NAB’s ownership of shares of our outstanding common stock, we will elect not to comply with the corporate governance standards of          requiring: (1) a majority of independent directors on the board of directors, (2) a fully independent governance and nominating committee and (3) a fully independent compensation committee. As discussed below, upon completion of this offering, we expect that five of our nine directors, including at least one member of each of the governance and nominating committee, compensation committee and risk committee of our board of directors will be directors designated by NAB and will not necessarily qualify as “independent directors” under the applicable rules of         . See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Stockholder Agreement.”

Composition and Classification of Our Board of Directors

Great Western Bancorp, Inc.’s current board of directors is composed of two members. Upon the completion of this offering, our board of directors will have nine members, consisting of our President and Chief Executive Officer, five directors designated for nomination and election by NAB and three other directors who will be “independent” under the listing standards of             .

Under our amended and restated certificate of incorporation to be effective prior to the completion of this offering, the number of directors constituting our board of directors will be fixed from time to time by resolution of our board of directors. The Stockholder Agreement will provide that we cannot change the size of our board of directors without NAB’s prior written approval until the Non-Control Date (as defined in “Our Relationship with NAB and Certain Other Related Party Transactions” below).

Each of our directors is currently elected for a one-year term. Prior to the completion of this offering, we intend to amend our certificate of incorporation to classify our board of directors into three staggered classes, with directors in each class serving staggered three-year terms. At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation. Any additional directorships resulting from an increase in the number of directors will be distributed among the three class so that, as nearly as possible, each class will consist of one-third of the directors serving on our board of directors.

Until the Non-Control Date, in connection with any meeting of our stockholders at which directors are to be elected, the Stockholder Agreement will provide NAB the right to designate individuals for nomination and election to our board of directors. Under the Stockholder Agreement, the governance and nominating committee of our board of directors will be required to consider for approval in good faith each person designated by NAB for nomination for election to the board of directors, applying the same standards as shall be applied for the consideration of other proposed nominees for election as directors. We will be required to recommend and solicit proxies in favor of, and to otherwise use our best efforts to cause the election of, each person designated by NAB whose nomination has been approved. In the event that the governance and nominating committee of our board of directors does not approve the nomination of any person designated by NAB, NAB shall have the right to designate an alternative person for consideration.

See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Stockholder Agreement” for more information.

Committees of our Board of Directors

Upon completion of this offering, the standing committees of our board of directors will consist of an audit committee, a governance and nominating committee, a compensation committee, a risk committee and an executive committee. The responsibilities of these committees are described below. Our board of directors may also establish various other committees to assist it in its responsibilities. However, the Stockholder Agreement provides that, until the Non-Control Date, without NAB’s prior written approval, our board of directors may not establish or delegate any authority to any committee of our board of directors.

Audit Committee. The audit committee will assist the board of directors in fulfilling its responsibilities for general oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent auditors’ qualifications and independence, the performance of our internal audit function and independent auditors and our risk assessment and risk management. Among other things, the audit committee will:

•	evaluate, appoint and determine the compensation of our independent auditors;

•	review and approve the scope of our annual audit to be conducted by our independent auditors, the audit fee and the financial statements;

•	oversee our financial reporting activities, including our annual report, and the accounting standards and principles followed in connection with those activities;

•	in coordination with the risk committee of our board of directors, review the framework for assessing and managing our overall risk exposure (and the steps management has taken to monitor and control these risks and reviewing reports from management on the status of and changes to risk exposures, policies and practices);

•	approve audit and non-audit services provided by our independent auditors;

•	meet with management and our independent auditors to review and discuss our financial statements;

•	establish and oversee procedures for the treatment of complaints regarding accounting and auditing matters;

•	review the organization and scope of our internal audit function and our disclosure and internal controls; and

•	oversee our legal, ethical and regulatory compliance.

The audit committee will consist of at least three members, all of whom will be “independent” under the listing standards of          and meet the requirements of Rule 10A-3 of the Exchange Act. Under the Stockholder Agreement, until the Non-Control Date, if any of the directors designated for nomination and election to our board of directors by NAB qualifies as an independent director and satisfies the requirements of Rule 10A-3, at least one member of the audit committee will be a director designated for nomination and election to our board of directors by NAB. The audit committee will also include at least one “audit committee financial expert.”

The audit committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at greatwesternbank.com.

Compensation Committee. The compensation committee will be responsible for discharging the responsibilities of our board of directors relating to compensation of our executives and directors. Among other things, the compensation committee will:

•	review and recommend for approval by our board of directors the compensation for our President and Chief Executive Officer and our other senior executive officers;

•	review incentive compensation arrangements with a view to appropriately balancing risk and financial results in a manner that does not encourage employees to expose us to imprudent risks, and are consistent with safety and soundness, and reviewing (with input from our Chief Risk Officer) the relationship between risk management policies and practices, corporate strategy and senior executive compensation;

•	oversee incentive compensation plans and programs, including any equity-based compensation plans;

•	recommend to our board of directors any changes in compensation for directors; and

•	evaluate our human resources and compensation strategies.

Under the Stockholder Agreement, at least one member of the compensation committee will initially be a director designated for nomination and election to our board of directors by NAB, and after 90 days after the date when NAB ceases to beneficially own at least 50% of our outstanding common stock, the committee will consist of a majority of independent directors. One year after the date that NAB ceases to beneficially own at least 50% of our outstanding common stock, the committee will consist solely of independent directors. At any time after NAB ceases to be beneficial owner of at least 50% of our outstanding common stock, if any of the directors designated for nomination and election to our board of directors by NAB qualifies as an independent director, at least one such director will be a member of the compensation committee.

The compensation committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at greatwesternbank.com.

Governance and Nominating Committee. The governance and nominating committee will be responsible for making recommendations to our board of directors regarding candidates for directorships, and the size and composition of our board of directors. In addition, the governance and nominating committee will be responsible for overseeing our corporate governance guidelines and reporting, and making recommendations to our board of directors concerning governance matters. Among other things, the governance and nominating committee will:

•	identify individuals qualified to be directors consistent with the criteria approved by our board of directors and recommend director nominees for approval by our board of directors;

•	review and make recommendations to our board of directors concerning the structure and membership of board committees;

•	develop and annually review our governance principles;

•	oversee the annual self-evaluation of our board of directors and its committees;

•	oversee management continuity planning;

•	review and approve or, where warranted, ratify transactions with related persons required to be disclosed under SEC rules;

•	review any conflict of interest involving directors and executive officers;

•	review actions in furtherance of our corporate social responsibility; and

•	oversee risks related to corporate governance.

Under the Stockholder Agreement, at least one member of the governance and nominating committee will initially be a director designated for nomination and election to our board of directors by NAB, and after 90 days after the date when NAB ceases to beneficially own at least 50% of our outstanding common stock, the governance and nominating committee will consist of a majority of independent directors. One year after NAB ceases to be beneficial owner of at least 50% of our outstanding common stock, the committee will consist solely of independent directors. At any time after NAB ceases to beneficially own at least 50% of our outstanding common stock, if any of the directors designated for nomination and election to our board of directors by NAB qualifies as an independent director, at least one such director will be a member of the governance and nominating committee will be a director designated for nomination and election to our board of directors by NAB.

The governance and nominating committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at greatwesternbank.com.

Risk Committee. The risk committee will assist the board of directors in fulfilling its responsibilities for oversight of our enterprise-wide risk management framework, including reviewing our overall risk appetite, risk management strategy, and policies and practices established by our management to identify and manage risks we face. Among other things, the risk committee will:

•	assist our board of directors in its oversight of our enterprise-wide risk management framework, including as it relates to strategic and business operating risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks;

•	review and approve our risk appetite and strategy relating to managing key risks;

•	review reports from our internal audit function on the results of risk management reviews and assessments;

•	review the status of financial services regulatory examinations;

•	review disclosure regarding risk contained in our annual and quarterly reports;

•	review and approve our enterprise-wide capital and liquidity framework and review our bank’s allowance for loan losses, annual capital, recovery and resolution items, liquidity policy and risk appetite, regulatory capital policy and ratios and internal capital adequacy assessment processes;

•	review, at least semi-annually, information from management regarding whether we are operating within our established risk appetite; and

•	review the independence, authority and effectiveness of our risk management function.

Under the Stockholder Agreement, from the completion of this offering until the Non-Control Date, at least one member of the risk committee will be a director designated for nomination and election to our board of directors by NAB and at least one member of the risk committee must have “risk-management expertise” commensurate with Great Western’s capital structure, risk profile, complexity, activities, size and other appropriate risk-related factors.

The risk committee will adopt a written charter that specifies the scope of its rights and responsibilities, including those listed above. The charter will be available on our website at greatwesternbank.com.

Executive Committee. The executive committee will be responsible for taking action where required in exigent circumstances where it is impracticable to convene, or obtain the unanimous written consent of, our full board of directors. Under the Stockholder Agreement, from the completion of this offering until the Non-Control Date, the executive committee will consist of (i) our CEO, (ii) one independent director who is not a NAB independent director and (iii) two NAB Directors, one of whom is designated and treated as an alternate to serve in the absence of the other NAB-appointed member. Any act of the executive committee must include the consent of the acting NAB Director serving on the executive committee.

Board Leadership Structure and Qualifications

We believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government or banking. They should be committed to enhancing stockholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on boards of other companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of all stockholders. When considering potential director candidates, our board of directors also considers the candidate’s character, judgment, diversity, skills, including financial literacy, and experience in the context of our needs and those of the board of directors.

Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board, as our board of directors believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of our board of directors. Currently, our President and Chief Executive Officer does not serve as the Chairman of the Board.

Board Oversight of Risk Management

Our board of directors believes that effective risk management and control processes are critical to our safety and soundness, our ability to predict and manage the challenges that we face and, ultimately, our long-term corporate success. Our board of directors, both directly and through its committees, is responsible for overseeing our risk management processes, with each of the committees of our board of directors assuming a different and important role in overseeing the management of the risks we face.

The risk committee of our board of directors oversees our enterprise-wide risk management framework, which establishes our overall risk appetite and risk management strategy and enables our management to understand, manage and report on the risks we face. Our risk committee also reviews and oversees policies and practices established by management to identify, assess, measure and manage key risks we face, including the risk appetite metrics developed by management and approved by our board of directors. The audit committee of our board of directors is responsible for overseeing risks associated with financial matters (particularly financial reporting, accounting practices and policies, disclosure controls and procedures and internal control over financial reporting), reviewing and discussing generally the identification, assessment, management and control of our risk exposures on an enterprise-wide basis and engaging as appropriate with our risk committee to assess our enterprise-wide risk framework. The compensation committee of our board of directors has primary responsibility for risks and exposures associated with our compensation policies, plans and practices, regarding both executive compensation and the compensation structure generally. In particular, our compensation committee, in conjunction with our President and Chief Executive Officer and Chief Risk Officer and other members of our management as appropriate, reviews our incentive compensation arrangements to ensure these programs are consistent with applicable laws and regulations, including safety and soundness requirements, and do not encourage imprudent or excessive risk-taking by our employees. The governance and nominating committee of our board of directors oversees risks associated with the independence of our board of directors and potential conflicts of interest.

Our senior management is responsible for implementing and reporting to our board of directors regarding our risk management processes, including by assessing and managing the risks we face, including strategic, operational, regulatory, investment and execution risks, on a day-to-day basis. Our senior management is also responsible for creating and recommending to our board of directors for approval appropriate risk appetite metrics reflecting the aggregate levels and types of risk we are willing to accept in connection with the operation of our business and pursuit of our business objectives.

The role of our board of directors in our risk oversight is consistent with our leadership structure, with our President and Chief Executive Officer and the other members of senior management having responsibility for assessing and managing our risk exposure, and our board of directors and its committees providing oversight in connection with those efforts. We believe this division of risk management responsibilities presents a consistent, systemic and effective approach for identifying, managing and mitigating risks throughout our operations.

Compensation Committee Interlocks and Insider Participation

When our compensation committee is formed, no member of our compensation committee will be or have been one of our officers or employees, and none will have any relationships with us of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Code of Ethics

Prior to completion of the offering, our board of directors will adopt a code of business conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. A copy of that code will be available on our investor relations website, accessible through our principal corporate website at greatwesternbank.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our principal corporate website at greatwesternbank.com as required by applicable law or listing requirements.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table

The following table presents compensation awarded in the fiscal year ended September 30, 2013 to our principal executive officer and our two other most highly compensated persons serving as executive officers as of September 30, 2013 or paid to or accrued for those executive officers for services rendered during fiscal 2013. We refer to these executive officers as our “named executive officers.”

Name & Principal Position	Fiscal year ended Sept. 30,	Salary	Bonus(4)	Stock Awards(5), (6)	All Other Compensation(7)	Total
Kenneth Karels	2013	$550,000	$237,187	$1,391,208	$17,243	$2,195,638
President and Chief Executive Officer
Peter Chapman(1), (2)	2013	358,700	81,059	177,823	88,989	706,571
Executive Vice President and Chief Financial Officer
Stephen Ulenberg(1), (3)	2013	180,368	60,474	193,926	201,064	635,832
Executive Vice President and Chief Risk Officer

(1)	Mr. Chapman was seconded to us from NAB during fiscal 2013 beginning in January 2013, and Mr. Ulenberg was seconded to us from Bank of New Zealand, a wholly owned subsidiary of NAB, for all of fiscal 2013. In connection with this offering, their employment will be transferred to us.
(2)	In addition to amounts in the stock awards column, the following items of Mr. Chapman’s compensation for fiscal 2013 have been converted from Australian dollars to U.S. dollars using an exchange rate as of September 30, 2013 of A$1.00 = US$0.9309: base salary paid by NAB before Mr. Chapman was seconded to us, the portion of the bonus attributable to the period of the 2013 fiscal year before Mr. Chapman was seconded to us, contributions to an Australian superannuation fund, certain expatriate benefits and premiums for medical coverage. The remaining items were paid in U.S. dollars.
(3)	The following items were provided to Mr. Ulenberg by NAB or Bank of New Zealand for fiscal 2013 and have been converted from New Zealand dollars to U.S. dollars using an exchange rate as of September 30, 2013 of NZ$1.00 = US$0.8270: about 35% of base salary, bonus, contributions to a New Zealand superannuation fund, certain expatriate benefits and premiums for medical coverage. The remaining items (including tax equalization payments) were paid in U.S. dollars.
(4)	The amounts in this column represent the cash portion of each named executive officer’s 2013 annual incentive under the NAB Group Short Term Incentive Plan, or the NAB STI Plan. These amounts do not include the portion of the 2013 annual incentive that was subject to mandatory deferral and granted in February 2014 in the form of deferred shares of NAB common stock. See “—Annual Cash and Deferred Equity-Based Incentive Compensation” for further details.
(5)

The amounts in this column reflect the aggregate grant date fair value under FASB ASC Topic 718 of NAB equity-based awards granted to the named executive officers in fiscal 2013. For each of the named executive officers, the amounts include the portion of the 2012 annual incentive that was subject to mandatory deferral and granted in November 2012 (and, for Mr. Karels, May 2013) in the form of deferred shares of NAB common stock, with the following grant date fair values: Mr. Karels—$155,324, Mr. Chapman—$39,985, and Mr. Ulenberg—$30,400. The amounts also include: (1) for Messrs. Karels and Ulenberg, a long-term equity incentive award of performance shares of NAB common stock granted in December 2012 (with a grant date fair value of $246,805 and $114,060, respectively), which will vest based on NAB’s total stockholder return performance against two peer groups from December 2012 to December 2016, (2) for Mr. Chapman, two long-term equity incentive awards of restricted shares of NAB common stock each granted in December 2012 (with grant date fair values of $934 and $2,855) in recognition of NAB’s 2012 fiscal year performance, and (3) for each of Messrs. Karels, Chapman and Ulenberg, a special, one-time award of restricted shares of NAB common stock granted in November 2012, February 2013 and November 2012, respectively (with a grant date fair value of $989,079, $134,049 and $49,466, respectively), in recognition of their contributions.
(6)	The amounts in this column have been converted from Australian dollars to U.S. dollars using an exchange rate as of September 30, 2013 of A$1.00 = US$0.9309.
(7)	The amounts in this column include:

•	For Mr. Karels: a matching contribution of $6,375 and a profit sharing contribution of $10,625 under our 401(k) plan; and company-paid premiums for group life insurance of $243.

•	For Mr. Chapman: a contribution of $12,568 by NAB to an Australian superannuation fund; expatriate benefits in connection with his international assignment from Australia to the U.S. of $58,414 (comprised of $15,000 in housing expenses, $18,963 in airfare and $24,451 in other benefits); and premiums for medical coverage of $18,007.

•	For Mr. Ulenberg: a contribution of $6,662 by Bank of New Zealand to a New Zealand superannuation scheme; expatriate benefits in connection with his international assignment from New Zealand to the U.S. of $164,690 (comprised of $118,934 in tax equalization payments, $36,000 in housing expenses and $9,756 in other benefits); and premiums for medical coverage of $29,712.

Outstanding Equity Awards at Fiscal Year End

As of September 30, 2013, none of the named executive officers held any outstanding Great Western equity-based awards. The following table provides information about the outstanding NAB equity-based awards held by each of our named executive officers as of September 30, 2013:

Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1)
Kenneth Karels	37,871	(2)	$1,209,921	9,510	(12)	$303,830
	5,754	(3)	183,832	6,694	(13)	213,863
	184	(4)	5,879
	3,241	(5)	103,545
Peter Chapman	4,234	(6)	135,270	—		—
	1,531	(7)	48,913
	146	(8)	4,664
	184	(4)	5,879
	162	(9)	5,176
Stephen Ulenberg	1,164	(3)	37,188	4,395	(12)	140,414
	1,894	(10)	60,510	2,861	(13)	91,405
	230	(11)	7,348

(1)	The market value was determined by multiplying the number of shares or units by $31.95, the closing price of a share of NAB common stock on September 30, 2013 (using an exchange rate as of September 30, 2013 of A$1.00 = US$0.9309).
(2)	Represents a special, one-time award of restricted shares granted in November 2012 in recognition of Mr. Karels’ contributions. The shares are scheduled to vest on October 31, 2015.
(3)	Represents deferred shares under the NAB STI Plan granted in respect of the 2012 fiscal year in November 2012 and May 2013. 50% of the shares vested on November 7, 2013 and 50% are scheduled to vest on November 7, 2014.
(4)	Represents a long-term equity incentive award of restricted shares granted in respect of the 2010 fiscal year in December 2010. The shares vested on December 15, 2013.

(5)	Represents deferred shares under the NAB STI Plan granted in respect of the 2011 fiscal year in November 2011. The shares vested on November 23, 2013.
(6)	Represents a special, one-time award of restricted shares granted in February 2013 in recognition of Mr. Chapman’s contributions. 50% of the shares vested on November 1, 2013 and 50% are scheduled to vest on November 1, 2014.
(7)	Represents deferred shares under the NAB STI Plan granted in respect of the 2012 fiscal year in November 2012. The shares vested on November 7, 2013.
(8)	Represents two long-term equity incentive awards of restricted shares granted in respect of the 2012 fiscal year in December 2012. The shares are scheduled to vest on December 12, 2015.
(9)	Represents two long-term equity incentive awards of restricted shares granted in respect of the 2011 fiscal year in December 2011. The shares are scheduled to vest on December 14, 2014.
(10)	Represents a special, one-time award of restricted shares granted in November 2012 in recognition of Mr. Ulenberg’s contributions. 50% of the shares vested on October 15, 2013 and 50% are scheduled to vest on October 15, 2015.
(11)	Represents two long-term equity incentive awards of restricted shares granted in respect of the 2010 fiscal year in December 2010. The shares vested on December 15, 2013.
(12)	Represents the maximum number of unearned performance shares granted in December 2012. The performance shares are scheduled to vest on December 19, 2016. The actual number of performance shares that vest will be based on NAB’s total stockholder return performance against two different peer groups from December 2012 to December 2016. Any performance shares that are unvested after the first performance period are scheduled to vest on December 19, 2017, based on performance from December 2012 to December 2017. Any performance shares that do not vest following the second performance period will be forfeited.
(13)	Represents the maximum number of unearned performance shares granted in December 2011. The performance shares are scheduled to vest on December 14, 2014. The actual number of performance shares that vest will be based on NAB’s total stockholder return performance against two different peer groups from October 2011 to September 2014. Any performance shares that do not vest following the performance period will be forfeited.

Annual Cash and Deferred Equity-Based Incentive Compensation

For the 2013 fiscal year, our named executive officers participated in the NAB STI Plan. The NAB STI Plan rewards achievement of four key business drivers: financial and risk management; strategic projects; employees and culture; and customer and community. Each named executive officer’s target short-term incentive, or STI, was established prior to the beginning of the 2013 fiscal year, and the actual STI earned reflects both individual and business performance.

Name	Base Salary	STI Target Percentage	STI Target Amount	Business STI Multiple	Individual STI Multiple	Earned STI
Kenneth Karels	$550,000	75%	$412,500	1	1.15	$474,375
Peter Chapman(1)	310,000	50%	155,000	1	1.15	178,250
Stephen Ulenberg(2)	206,750	30%	62,025	1	1.30	80,633

(1)	Mr. Chapman received a target STI opportunity of 30% from us, pursuant to the terms of his secondment letter agreement, and an additional target STI opportunity of 20% directly from NAB that was fully paid in NAB deferred shares.
(2)	Amounts for Mr. Ulenberg have been converted from New Zealand dollars to U.S. dollars using an exchange rate as of September 30, 2013 of NZ$1.00 = US$0.8270.

Determination of Earned STI Award. The business STI multiple can range from 0 up to 1.3 for exceptional business performance, and was determined by NAB’s board at the end of the fiscal year after taking into account NAB’s management of business risks, stockholder expectations and the quality of NAB’s financial results. For the 2013 fiscal year, NAB’s board determined that a business STI multiple of one (1) was appropriate after considering NAB’s growth in cash earnings (increased by $503 million or 9.3% against 2012), return on equity (increased by 30 basis points to 14.5%) and achievement of NAB’s return on total allocated equity plan.

The individual STI multiple can range from 0 up to 2.0 for outstanding performance and was determined by each named executive officer’s direct manager after assessing individual performance against pre-established metrics. The following key achievements were considered in determining the individual STI multiple for 2013: for Mr. Karels, achievement of Great Western Bank cash earnings and return on equity targets despite strong market competition, proactive leadership of risk management at Great Western Bank, implementation of a strong sales culture at Great Western Bank and development of a strong executive team; for Mr. Chapman, strong overall Great Western Bank financial results (including cash earnings of more than $112 million, representing a 13% increase over the prior fiscal year), leadership in driving refinements of Great Western Bank’s return on equity model to support long-term business objectives and growth targets, and successful development of a robust process for reporting to regulatory bodies; and for Mr. Ulenberg, successful management of Great Western Bank within risk appetite parameters, maintenance of a sound risk profile in connection with sustainable growth, and continued improvements in talent management and customer satisfaction.

In addition, our named executive officers were subject to a compliance gateway. Senior executives of NAB are subject to a reduction in their STI, either in part or in full depending on the severity of the breach, if they do not pass the compliance expectations of their role. No such reduction was applied to the STI awards earned by our named executive officers for 2013.

Mandatory Deferral of Earned STI Award. Under the NAB STI Plan, a portion of our named executive officers’ earned STI awards were subject to mandatory deferral to instill an appropriate focus on business performance beyond the current year, allow for alignment with risk outcomes, support achievement of targets, and encourage an appropriate level of shareholding by senior executives. For Mr. Karels, 50% of his earned STI award was deferred, and he was granted NAB deferred shares in February 2014 that will be payable in two equal installments on December 4, 2014 and December 4, 2015. For Messrs. Chapman and Ulenberg, 55% and 25% was deferred, respectively, and they were granted NAB deferred shares in February 2014 that will be payable on December 4, 2014. Receipt of the deferred shares is contingent on meeting the compliance gateway described above in future years and certain performance conditions.

Employment Arrangements

Employment Agreement with Mr. Karels. We have entered into an employment agreement with Mr. Karels, which became effective on January 16, 2014. The agreement will continue until terminated by us or Mr. Karels in accordance with its terms. During the term of the agreement, Mr. Karels will serve as our President and Chief Executive Officer. Material terms of the employment agreement include: an annual base salary of $550,000 (with any increase at our and NAB’s sole discretion); eligibility to participate in the NAB STI Plan with a target opportunity equal to 75% of base salary; and eligibility to participate in our executive long-term incentive plan.

If we terminate Mr. Karels’ employment without “cause,” he will be entitled to receive either fifty-two (52) weeks’ prior written notice or fifty-two (52) weeks of base salary in lieu of notice. “Cause” generally means failure to comply with the terms and conditions of the employment agreement (including, without limitation, a formal indictment or charge with any felonious criminal violation, or violent crimes; conviction of any crime or offense involving monies or other property, or commission of fraud or embezzlement; willful or continual neglect or failure to discharge his duties; or violation of any material law, or any other conduct, which reveals or demonstrates behavior or character traits which are reasonably considered detrimental to us).

If Mr. Karels becomes wholly disabled from continuing his duties of employment, he will be entitled to ninety (90) days of base salary and, at the conclusion of the ninety (90) days, will be terminated by us. If Mr. Karels’ employment is terminated due to death, his estate will be entitled to the compensation which would otherwise be payable to him up to the date of death.

The employment agreement also contains a confidentiality provision, which applies indefinitely, and non-competition restrictions which apply during the term of the employment agreement and for one year following Mr. Karels’ termination for any reason. In connection with this offering, we intend to enter into a new employment arrangement with Mr. Karels. A description of the arrangement will be provided once it has been entered into.

International Assignment Arrangements with Messrs. Chapman and Ulenberg. Mr. Chapman was seconded to us from NAB during fiscal 2013 beginning in January 2013, and Mr. Ulenberg was seconded to us from Bank of New Zealand for all of fiscal 2013. Under their letter agreements, Messrs. Chapman and Ulenberg serve as our Chief Financial Officer and Chief Risk Officer, respectively. Material terms of their agreements include: an annual base salary of US$310,000 for Mr. Chapman and NZ$300,000 for Mr. Ulenberg; eligibility to participate in the NAB STI Plan with a target opportunity equal to 30%; and expatriate benefits in accordance with NAB’s international assignment policy. In addition to his target STI opportunity under the letter agreement, Mr. Chapman also received a target STI opportunity of 20% directly from NAB that was fully paid in NAB deferred shares. We also increased Mr. Chapman’s annual base salary to US$320,012, effective January 1, 2014. In connection with this offering, Messrs. Chapman and Ulenberg’s employment will be transferred to us and we intend to enter into new employment arrangements with them. A description of these arrangements will be provided once they have been entered into.

Potential Payments upon Termination or Change in Control

Other than Mr. Karels’ employment agreement (described above), we do not currently have any agreements, plans or other arrangements that provide for payments upon termination or a change in control.

Savings Plans

We maintain the Great Western 401(k) Profit Sharing Plan and Trust, or the 401(k) Plan, which is a tax-qualified defined contribution savings plan, for the benefit of all eligible U.S. employees of the company (including Mr. Karels). Employee contributions, including after-tax contributions, are permitted by means of pay reduction. The 401(k) Plan also provides for discretionary employer matching contributions and discretionary employer profit sharing contributions. During fiscal 2013, the company matched 100% of employee contributions up to 2.5% of a participant’s plan compensation, and made a discretionary profit sharing contribution of 4.25% ($2,082,406) allocated proportionately to eligible participants based on their 2013 plan compensation. All employee contributions and earnings on employee contributions are at all times fully vested. Beginning with the second year of service, employer matching contributions and employer profit sharing contributions are vested at a rate of 25% per year of service and are completely vested after five years of service.

In addition, as required by Australian law, during fiscal 2013, NAB contributed to a defined contribution superannuation fund on behalf all eligible Australian employees (including Mr. Chapman) in an amount equal to 10.0% of the employee’s 2013 base salary, up to the maximum contribution base determined by the Australian Taxation Office. All eligible New Zealand employees (including Mr. Ulenberg) participate in a New Zealand superannuation scheme, pursuant to which Bank of New Zealand provides an employer matching contribution equal to 5% of the employee’s 2013 base salary into a defined contribution retirement plan.

Pension Benefits; Nonqualified Deferred Compensation

We do not currently offer any defined pension plans or any nonqualified deferred compensation plans to our named executive officers.

Anticipated Changes to Our Compensation Program Following the Offering

In connection with this offering, we plan to adopt an annual bonus plan and omnibus incentive plan, under which we will be permitted to grant a variety of equity-based and cash-based incentive awards. A description of these plans will be provided once they have been adopted. Following the completion of this offering, our employees, including the named executive officers, will no longer participate in NAB’s compensation programs and plans, except that any outstanding NAB equity-based awards held by our employees will continue to vest in accordance with their terms.

Director Compensation

Our directors were not compensated for their services on our board during fiscal 2013. In connection with this offering, we intend to adopt a directors’ compensation program that is comparable to our peer companies’ programs. We expect that independent non-employee members of the board will be compensated with an annual cash retainer and an annual equity award, and that directors who are employees of us or any of our affiliate companies (including NAB) will receive no compensation for their services as directors of our board. We also expect to reimburse all directors for reasonable out-of-pocket expenses incurred in connection with the performance of their duties as directors, including without limitation travel expenses in connection with their attendance in-person at board and committee meetings. Additional details will be disclosed as the terms of our new director compensation program are finalized. We reserve the right to change the manner and amount of compensation to our non-employee directors at any time.

PRINCIPAL AND SELLING STOCKHOLDER

Prior to the completion of this offering, all shares of our common stock were owned by the NAB selling stockholder, an indirect subsidiary of NAB. Upon completion of this offering, we will have             shares of common stock issued and outstanding, of which NAB (through the NAB selling stockholder) will indirectly beneficially own approximately     % (or     % assuming the underwriters exercise their option to purchase additional shares of our common stock from the NAB selling stockholder in full).

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common stock, immediately prior to the consummation of this offering and as adjusted to reflect the sale of common stock in this offering by the NAB selling stockholder, by:

•	all persons known by us to own beneficially more than 5% of our outstanding common stock;

•	the selling stockholder;

•	each of our named executive officers;

•	each of our directors and director nominees; and

•	all of our directors, director nominees and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Except as otherwise indicated, the address for each stockholder listed below is c/o Great Western Bancorp, Inc., 100 N. Phillips Ave, Sioux Falls, South Dakota 57104.

	Beneficial Ownership Prior to the Completion of this Offering		Number of Shares to be Sold in this Offering	Beneficial Ownership After the Completion of this Offering
Name and Address of Beneficial Owner	Number	Percentage		Number	Percentage
NAB(1)		100%

Directors and Named Executive Officers
Ken Karels	—	—	—
Peter Chapman	—	—	—
Richard Rauchenberger	—	—	—
Stephen Ulenberg	—	—	—

Directors, director nominees and executive officers as a group (7 persons)	—	—	—

*	Represents less than 1%.
(1)	NAB, as the ultimate parent of the NAB selling stockholder, beneficially owns all shares of our common stock owned of record by the NAB selling stockholder. The address of NAB and the NAB selling stockholder is 245 Park Avenue, New York, New York 10167.

OUR RELATIONSHIP WITH NAB AND CERTAIN OTHER RELATED PARTY TRANSACTIONS

Relationship with NAB

We are a wholly owned subsidiary of NAB, and our results have been part of NAB’s consolidated business operations since NAB acquired us in 2008. NAB is a large financial institution incorporated in Australia and listed on the Australian Securities Exchange with operations in Australia, New Zealand, the United Kingdom, the United States and parts of Asia. Prior to this offering, our business represented NAB’s retail banking operations in the United States. Consistent with its strategy of focusing on its core Australian and New Zealand franchise, this offering represents the first stage of NAB’s planned divestment of our business. Following the offering, we expect that NAB will continue to beneficially own a majority of our outstanding common stock, and as a result NAB will continue to have significant control of our business, including pursuant to the agreements described below. See “Risk Factors—Risks Related to Our Controlling Stockholder.” In addition, we expect that, following this offering, NAB will continue to consolidate our financial results in its financial statements.

Historically, NAB and its affiliates have provided financial and administrative support to us. In connection with this offering, we and NAB intend to enter into certain agreements that will provide a framework for our ongoing relationship, including a Stockholder Agreement governing NAB’s rights as a stockholder until the Non-Control Date (as defined below), a Transitional Services Agreement, pursuant to which NAB will agree to continue to provide us with certain services for a transition period, and a Registration Rights Agreement requiring that we register shares of our common stock beneficially owned by NAB under certain circumstances.

The agreements summarized below have been filed as exhibits to the registration statement of which this prospectus forms a part. The summaries of these agreements are qualified in their entirety by reference to the full text of the agreements.

Stockholder Agreement

We intend to enter into a Stockholder Agreement with NAB prior to the completion of this offering, which we refer to in this prospectus as the “Stockholder Agreement.” The Stockholder Agreement will govern the relationship between NAB and us following this offering, including matters related to our corporate governance and NAB’s right to approve certain actions we might desire to take in the future.

Corporate Governance. Until such time as NAB ceases to control us for purposes of the BHC Act, which we refer to in this prospectus as the Non-Control Date, NAB will be entitled to designate individuals for nomination and election to our board of directors, each, a NAB Director. The number of designees will depend on the level of NAB’s beneficial ownership of our outstanding common stock. Prior to the one-year anniversary of the first date when NAB ceases to directly or indirectly beneficially own at least 50% of our outstanding common stock, which date of share ownership cessation we refer to in this prospectus as the Less Than Majority Holder Date, NAB will have the right to designate for nomination and election a majority of our board of directors. After the one-year anniversary of the Less Than Majority Holder Date, NAB will have the right to designate for nomination and election a number of individuals equal to the number of independent directors nominated to serve on our board of directors (other than any independent directors who are NAB Directors) minus two. Our President and Chief Executive Officer will also serve as a member of our board of directors at all times following the completion of this offering until the Non-Control Date. As a result, following the Less Than Majority Holder Date until the Non-Control Date, our board of directors will consist of a majority of independent directors, our President and Chief Executive Officer and the NAB Directors.

NAB will also be entitled to have its designees to our board of directors serve on the audit committee, governance and nominating committee, compensation committee, risk committee and executive committee of our board of directors under certain circumstances. The composition of these committees will be as follows:

•	until the Non-Control Date, if any of the NAB Directors satisfies the applicable independence requirements established by the SEC and , at least one member of the audit committee will be an independent NAB Director;

•	initially, at least one member of each of the compensation committee and governance and nominating committee will be a NAB Director. Following the Less Than Majority Holder Date, the compensation and governance and nominating committees will transition in accordance with rules to being comprised solely of directors satisfying the applicable independence requirements established by the SEC and . Following this transition and until the Non-Control Date, if any of the NAB Directors satisfies the applicable independence requirements established by the SEC and , at least one member of each of the compensation and governance and nominating committees will be an independent NAB Director;

•	until the Non-Control Date, at least one member of the risk committee will be a NAB Director; and

•	until the Non-Control Date, two members of the executive committee will be NAB directors, one of whom will be designated and treated as an alternate.

In addition, any act of the executive committee must include the consent of the acting NAB Director serving on the executive committee.

Following the Non-Control Date, NAB will have the right to designate one nominee for election to our board of directors as long as NAB continues to beneficially own at least 2.5% of our outstanding common stock and non-voting common stock. NAB has informed us that it currently intends to seek a non-control determination from the Federal Reserve with respect to NAB’s ownership interest in us at such time as it believes there is a reasonable opportunity to obtain such a non-control determination and the benefits of such a non-control determination to NAB outweigh the loss of the governance and consent rights described in this section. We and NAB believe that NAB will not have a reasonable opportunity to seek such a determination until NAB owns less than 25% of our outstanding common stock, although NAB’s ownership interest may need to be substantially less than 25% in order for NAB to obtain a non-control determination. In connection with obtaining any non-control determination, NAB may, in its sole discretion, agree to enter into passivity commitments with the Federal Reserve or irrevocably waive any or all of its rights discussed herein.

Stockholder Approval Rights. Until the Non-Control Date, we may not (and may not permit our subsidiaries to) take any of the following actions without NAB’s prior written consent:

•	merge, consolidate or engage in any similar transaction, subject to certain exceptions;

•	acquire or dispose of securities, assets or liabilities involving an equity value greater than $5 million or an asset value greater than $5 million, subject to certain exceptions;

•	increase or decrease our authorized capital stock, or create a new class or series of our capital stock (including any class or series of preferred stock);

•	issue capital stock or acquire capital stock issued by us or any of our subsidiaries, subject to certain exceptions;

•	issue or acquire any debt security issued by us or any of our subsidiaries, in each case involving an aggregate principal amount exceeding $10 million;

•	incur or guaranty any debt obligation having a principal amount exceeding $5 million, other than debt obligations incurred and a guaranty or similar undertaking given by our bank in the ordinary course;

•	enter into or terminate any joint venture arrangements involving assets having a value exceeding $5 million;

•	list or delist any of our securities then listed on a national securities exchange;

•	amend (or approve or recommend the amendment of) our or any of our subsidiaries’ constituent documents (e.g., certificate of incorporation and bylaws);

•	materially change our business from the scope of business as conducted immediately prior to this offering;

•	change our independent public accountants, subject to applicable law and listing standards;

•	form or delegate authority to any committee of our board of directors;

•	enter into, terminate or make any material amendment to any material contract other than, in each case, (i) any employment agreement, (ii) any contract involving neither aggregate payments of $3 million or more nor aggregate annual payments of $1 million or more, and (iii) any contract where entry, termination or amendment is otherwise expressly permitted under the Stockholder Agreement;

•	change our legal or ownership structure;

•	settle any material litigation;

•	change any material policy relating to loans or other risk appetite settings, investments, asset-liability management or derivatives or any other policy that could reasonably be deemed to have a material effect on our consolidated results of operations or financial condition;

•	enter into any material written agreement with, or any material written commitment to, a regulatory agency, or any material enforcement action;

•	elect, hire or dismiss (other than a dismissal for cause) our or our bank’s Chief Executive Officer or Chief Financial Officer;

•	make any bankruptcy filing or petition by or with respect to us or any of our subsidiaries, or take actions to affect our dissolution or winding-up; or

•	increase or decrease the size of our board of directors, other than as contemplated in the Stockholder Agreement.

Information Rights. Until the Non-Control Date, we will be required to provide to NAB information and data relating to our business and financial results, including access to our personnel, data and systems, in the same manner and to the same extent as we provided immediately prior to this offering. In addition, during this period, we will be required to maintain accounting principles, systems and reporting formats that are consistent with NAB’s financial accounting practices in effect as of the completion of this offering, and in good faith to consider any changes to such principles, systems or reporting formats requested by NAB. Furthermore, the Stockholder Agreement will require us during this time to maintain appropriate disclosure controls and procedures and internal control over financial reporting, and to provide quarterly certifications from our relevant officers and employees regarding such matters in accordance with NAB’s internal standards, and to inform NAB promptly of any events or developments that might reasonably be expected to materially affect our financial results. The Stockholder Agreement will also provide that, until the Non-Control Date, NAB will have certain access and cooperation rights with respect to the independent public registered accounting firm responsible for the audit of our financial statements and to our internal audit function.

The Stockholder Agreement will also provide that, until the Non-Control Date, we shall consult and coordinate with NAB with respect to public disclosures and filings, including in connection with our quarterly and annual financial results. Among other requirements, we will, to the extent practicable, provide NAB with a copy of any public release at least two business days prior to publication and consider in good faith incorporating any comments provided by NAB.

In addition, we and NAB will have mutual rights with respect to any information and access each may require in connection with regulatory or supervisory reporting obligations or inquiries.

Share Exchange. At NAB’s option, we will be required to exchange some or all of the outstanding common stock beneficially owned by NAB for an equal number of shares of our non-voting common stock. See “Description of Capital Stock—Common Stock and Non-Voting Common Stock” for a description of the rights and preferences associated with our non-voting common stock.

Indemnification. Each party to the Stockholder Agreement will indemnify the other for breaches of the Stockholder Agreement. NAB will also indemnify us for certain liabilities relating to historical matters pre-dating NAB’s ownership of Great Western.

Other Provisions. The Stockholder Agreement will also contain covenants and provisions with respect to:

•	confidentiality of our and NAB’s information, subject to certain exceptions permitting our directors to share information with NAB and APRA;

•	restrictions on our ability to take any actions that would cause NAB or any of its subsidiaries to violate any applicable law or regulation;

•	restrictions on our ability to take any action that limits NAB’s or any of its affiliates’ ability to freely sell, transfer, pledge or otherwise dispose of our capital stock; and

•	our obligation to provide indemnification and director and officer insurance with respect to individuals designated by NAB to be nominated and elected to our board of directors.

The Stockholder Agreement will generally have no further effect on and after the Non-Control Date, except certain obligations such as indemnification that will survive termination.

Registration Rights Agreement

We intend to enter into a Registration Rights Agreement with NAB prior to the completion of this offering, which we refer to in this prospectus as the “Registration Rights Agreement.” Pursuant to the Registration Rights Agreement, upon NAB’s request, we will use our reasonable best efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock beneficially owned by NAB following this offering. NAB may assign its rights under the Registration Rights Agreement to any person that acquires from NAB     % or more of our common stock outstanding following the completion of this offering so long as such person agrees to be bound by the terms of the Registration Rights Agreement. The rights of NAB and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to all shares covered by the agreement until those shares are sold pursuant to an effective registration statement under the Securities Act, sold pursuant to Rule 144 of the Securities Act, transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act, or are no longer outstanding.

Demand Registration. NAB will be able to request registration under the Securities Act of all or any portion of our shares covered by the agreement and we will be obligated, subject to limited exceptions, to register such shares as requested by NAB. NAB will be able to request that we complete         demand registrations and underwritten offerings in any twelve-month period subject to limitations on, among other things, minimum offering size. Subject to certain exceptions, we may defer the filing of a registration statement after a demand request has been made if at the time of such request we are engaged in confidential business activities, which would be required to be disclosed in the registration statement, and our board of directors determines that such disclosure would be materially detrimental to us and our stockholders. NAB will be able to designate the terms of each offering effected pursuant to a demand registration, subject to market “cut-back” exceptions regarding the size of the offering.

Piggy-Back Registration. If we at any time intend to file on our behalf or on behalf of any of our other security holders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by NAB, NAB will have the right to include its shares of our common stock in that offering. NAB’s ability to participate in any such offering will be subject to market “cut-back” exceptions.

Registration Procedures Expenses. We will be generally responsible for all registration expenses, including expenses incurred by NAB, in connection with the registration, offer and sale of securities under the Registration Rights Agreement. NAB will be responsible for any applicable underwriting discounts or commissions and any stock transfer taxes. The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management available for road show presentations in connection with any underwritten offerings. We will also agree to indemnify NAB and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in the registration statement by NAB or any permitted transferee.

Transitional Services Agreement

We intend to enter into a Transitional Services Agreement with NAB prior to the completion of this offering, which we refer to in this prospectus as the “Transitional Services Agreement.” The Transitional Services Agreement will govern the continued provision of certain services to us by NAB for the applicable transition period, including the provision of the following services:

•	continuing to act as counterparty to us on any interest rate swaps we may desire to obtain;

•	daily and month-end fair value calculations for use in our month-end accounting of certain of our loans and interest rate swaps;

•	access to systems and applications used to report financial information and risk positions to NAB for consolidation in NAB’s overall financial results and risk management processes;

•	certain risk, credit rating and tax oversight currently provided to us by NAB New York Branch through its systems; and

•	certain insurance coverage for us and our operations under NAB’s group-wide insurance policies.

We do not intend to enter into transitional arrangements with NAB regarding other matters such as external financial reporting, external communications or investor relations services. We generally expect to hire personnel or contract with third party vendors to provide the services NAB will provide under the Transitional Services Agreement prior to the expiration of the applicable transition period.

Interest Rate Swaps. NAB London Branch currently acts as counterparty for all our interest rate swaps. As of March 31, 2014, the total notional amount of swaps outstanding was approximately $910.3 million. Each of these swaps was entered into on commercially reasonable terms that could have been negotiated with an independent third party. Following the completion of this offering, we plan to continue to hold our existing interest rate swap portfolio to maturity with NAB London Branch continuing to serve as counterparty. As of March 31, 2014, the average remaining duration on our interest rate swaps was 6.8 years.

The Transitional Services Agreement will provide that from the completion of this offering until the Less Than Majority Holder Date, NAB London Branch will continue to act as counterparty on any interest rate swaps we may desire to obtain, on such terms as we and NAB London Branch shall mutually agree. During this period, we also expect to begin contracting with one or more third parties to act as counterparty on new interest rate swaps, although we expect to continue to transact with NAB London Branch as well. By the Less Than Majority Holder Date, we expect to develop relationships with counterparties other than NAB London Branch sufficient to permit us to continue entering into interest rate swaps in the future.

Fair Value Calculations. From the completion of this offering until the later of the Less Than Majority Holder Date and the maturity of our interest rate swap portfolio held with NAB London Branch, NAB will continue to provide us with fair-value calculations used in the mark-to-market accounting of certain of our loans and interest rate swaps for financial and regulatory reporting purposes. No commission or other payment was made for these services during fiscal year 2013.

Systems and Application Access. Upon the completion of this offering, we will remain a consolidated subsidiary of NAB for purposes of its financial and regulatory reporting. From the completion of this offering until the time NAB is no longer required to consolidate us in its financial results, NAB will provide us access to systems and applications used by NAB to report and consolidate its aggregate financial results and risk positions across its enterprise. During fiscal year 2013, we paid NAB approximately $0.1 million in fees for these services. We will not require these services once our financial results are no longer consolidated by NAB.

Risk, Credit Rating and Tax Oversight. Following the completion of this offering, NAB will continue to provide us with certain risk, credit rating and tax oversight currently provided to us and recorded through NAB’s systems by employees located at NAB New York Branch. During the period when these services are being provided, we expect to engage one or more additional third party vendors to begin providing similar services to ensure an orderly transition following NAB’s cessation of these services, which will result in some duplicate costs for a period of time during the transition period. NAB will continue providing all of these services, other than tax oversight services, until the later of the Less Than Majority Holder Date and the twelve-month anniversary of the completion of this offering, and will continue providing tax oversight services for three months following the completion of this offering. During fiscal year 2013, we paid NAB approximately $0.2 million in fees for these services.

Insurance. For a period of time following the completion of this offering until, at the latest, one year after the Less Than Majority Holder Date, NAB will continue to provide us with various insurance-related services currently provided to us by NAB. During fiscal year 2013, we paid NAB approximately $0.9 million in fees for these services.

Other Provisions. We and NAB will agree to migration plans for each of the services being provided under the Transitional Services Agreement and have agreed to discuss in good faith the mitigation of any risks or issues relating to the migration of any of the services as part of the migration planning process. We may terminate any of the services provided under the Transitional Services Agreement earlier, however, as mutually agreed by both us and NAB or upon our delivery of at least 60 days’ prior written notice to NAB.

Except for breaches of certain intellectual property licenses, breaches of confidentiality and data protection provisions, and breaches of applicable law in connection with provision or receipt of the services being provided under the Transitional Services Agreement, and losses resulting from our or NAB’s negligence, gross negligence or willful misconduct, neither we nor NAB will be liable for claims in connection with or arising out of the Transitional Services Agreement in an aggregate amount exceeding the fees paid for services under the Transitional Services Agreement.

The fees for each of the services provided under the Transitional Services Agreement are expected to vary and will be mutually agreed as part of the negotiation of the Transitional Services Agreement. Although we believe the Transitional Services Agreement contains commercially reasonable terms (including fees for the services provided) that could have been negotiated with an independent third party, the terms of the agreement may later prove to be more or less favorable than arrangements we could make to provide these services internally or to obtain them from unaffiliated service providers in the future.

Other Related Party Transactions

Indebtedness Held by NAB and Its Affiliates

NAB and its affiliates have provided funding to us. Described below are certain subordinated capital notes issued to NAB and a credit line provided by NAB.

2018 Subordinated Capital Note. In connection with NAB’s acquisition of us in 2008, Great Western issued to NAB New York Branch a $35.8 million subordinated capital note due on June 3, 2018. Interest on the note is payable quarterly and accrues at a rate equal to the London inter-bank offered rate, or LIBOR, for three-month

U.S. dollar deposits plus 205 basis points. The interest rate on the note is recalculated every quarter and was 2.2861% at March 31, 2014. We paid $0.9 million in interest on the note during the year ended September 30, 2013 and paid $0.4 million in interest during the six-month period ended March 31, 2014. Subject to receipt of regulatory approval, we may prepay the note at any time, in whole but not in part, without penalty. We intend to prepay the note in full prior to the completion of this offering.

Revolving Line of Credit. Great Western has a $10.0 million revolving line of credit issued by NAB, which is due on demand. Amounts outstanding under the line of credit bear interest at a rate equal to LIBOR for three-month U.S. dollar deposits plus 125 basis points, with interest payable quarterly. The interest rate is recalculated every quarter and was 1.41% at March 31, 2014. There were outstanding advances of $5.5 million on this line of credit at both March 31, 2014 and September 30, 2013. We incurred $93,000 in interest on outstanding amounts under the line of credit during the year ended September 30, 2013 and incurred $44,000 in interest during the six-month period ended March 31, 2014. We may prepay all amounts outstanding under the revolving line of credit without penalty. We intend to prepay this line of credit in full prior to the completion of this offering.

2020 and 2021 Subordinated Capital Notes. In 2010, NAI issued to NAB New York Branch an $85.0 million subordinated capital note due April 30, 2020. In 2011, NAI also issued to NAB New York Branch a $100.0 million subordinated capital note due June 30, 2021. The consolidated financial information included elsewhere in this prospectus is for Great Western and its consolidated subsidiaries at and for the period presented. Since NAI is not a subsidiary of Great Western or otherwise included in Great Western’s consolidated financial information, these subordinated capital notes and the interest payable thereon are not included in such financial information. Prior to the contribution of NAI to Great Western Bancorp, Inc. as part of the Formation Transactions, NAB New York Branch and NAI intend to convert all outstanding amounts under these subordinated capital notes into equity that will be held by the NAB selling stockholder.

Arrangements with Our Directors and Executive Officers

In the ordinary course of our business, we have engaged and expect to continue engaging in ordinary banking transactions with our directors, executive officers, their immediate family members and companies in which they may have a 5% or more beneficial ownership interest, including loans to such persons. Any such loan was made on substantially the same terms, including interest rates and collateral, as those prevailing at the time such loan was made as loans made to persons who were not related to us. These loans do not involve more than the normal credit collection risk and do not present any other unfavorable features.

Other

NAB is a dealer of certain securities we purchase from time to time. We purchased approximately $56.1 million of securities from NAB during the year ended September 30, 2013. No commission was paid in connection with those purchases.

Prior to the offering, NAB provided certain of our employees with restricted shares of NAB common stock in connection with the satisfaction of short- and long-term incentive goals. We record a liability in favor of NAB based on the value and vesting schedule of the issued shares. The aggregate amounts of this liability were $2.1 million and $4.3 million as of March 31, 2014 and September 30, 2013, respectively. Following the completion of this offering, we expect that these restricted shares will continue to vest in accordance with their terms, and we will provide NAB with any information NAB reasonably requests to permit vesting of these shares in accordance with their terms. NAB will also provide us with information regarding the value, vesting schedule and outstanding amount of restricted shares upon our reasonable request.

Our Chief Credit Officer and Head of Credit—Agribusiness are NAB employees who were temporarily seconded to work with us beginning in November 2010 and December 2010, respectively, and continuing through December 31, 2014. We are generally responsible for paying the salary and benefits of these individuals.

During fiscal year 2013, NAB apportioned to its U.S. operations, including us, certain costs associated with NAB’s compliance with rules implemented pursuant to authority granted under the Dodd-Frank Act. These costs were apportioned based on the aggregate amount of assets of each of NAB’s U.S. operations relative to the total assets of all of NAB’s U.S. operations. During fiscal year 2013, we paid NAB approximately $200,000 related to these apportioned costs.

Mr. Karels’s son owns a 22.5% interest in Sioux Falls Financial Services, LLC, which leases to us certain property in South Dakota we use as an operations center. The lease agreement for this property commenced on April 1, 2011 and contains customary and standard terms for similar lease arrangements. The term of the lease runs through March 31, 2020, at which point we have the option to renew the lease for an additional five year term. During fiscal year 2013, payments under this lease totaled approximately $133,000.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and related persons through a reserved share program. See “Underwriting” for additional information regarding the reserved share program.

Related Party Transaction Policy

Our board of directors will adopt a written policy governing the review, approval or ratification of transactions between us or any of our subsidiaries and any related party in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $120,000 and in which one of our executive officers, directors, director nominees or stockholders beneficially owning more than 5% of our outstanding common stock (or their immediate family members) has a direct or indirect material interest. The policy will call for the related person transactions to be reviewed and, if deemed appropriate, approved or ratified by our governance and nominating committee. In determining whether or not to approve or ratify a related person transaction, our governance and nominating committee will take into account, among other factors it deems important, whether the related person transaction is in our best interests and whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances. In the event a member of our governance and nominating committee is not disinterested with respect to the related person transaction under review, that member may not participate in the review, approval or ratification of that related person transaction.

Certain decisions and transactions are not subject to the related person transaction approval policy, including: (i) decisions on compensation or benefits relating to directors or executive officers and (ii) indebtedness to our bank in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to our bank and not presenting more than the normal risk of collectability or other unfavorable features.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock is a summary of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, forms of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. This description assumes the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws, which will take effect prior to the consummation of this offering.

General

Our authorized capital stock consists of             shares of common stock, par value $0.01 per share, which we refer to in this prospectus as “common stock,”             shares of non-voting common stock, par value $0.01 per share, which we refer to in this prospectus as “non-voting common stock,” and             shares of preferred stock, par value $0.01 per share. As of                     , 2014, we had             shares of our common stock issued and outstanding, and no shares of our non-voting common stock or preferred stock were issued and outstanding. The authorized but unissued shares of our capital stock will be available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange and subject to NAB’s consent pursuant to the terms of the Stockholder Agreement. All of our issued and outstanding shares of capital stock are validly issued, fully paid and non-assessable.

Common Stock and Non-Voting Common Stock

Subject to the rights and preferences granted to holders of our preferred stock then outstanding, and except with respect to voting rights, conversion rights and certain distributions of our capital stock, holders of our common stock and our non-voting common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by us with respect to such meetings.

Dividends. Holders of our common stock and non-voting common stock are equally entitled to receive ratably such dividends as may be declared from time to time by our board of directors out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be declared or made on common stock or non-voting common stock unless the shares of common stock and non-voting common stock at the time outstanding are treated equally and identically, provided that, in the event of a dividend of common stock or non-voting common stock, shares of common stock shall only be entitled to receive shares of common stock and shares of non-voting common stock shall only be entitled to receive shares of non-voting common stock. The ability of our board of directors to declare and pay dividends on our common stock and non-voting common stock is subject to the laws of the state of Delaware, applicable federal and state banking laws and regulations, and the terms of any senior securities (including preferred stock) we may then have outstanding. Our principal source of income is dividends that are declared and paid by our bank on its capital stock. Therefore, our ability to pay dividends is dependent upon the receipt of dividends from our bank. See “Dividend Policy and Dividends.”

Voting Rights. Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of stockholders, except as otherwise required by law and subject to the rights and preferences of the holders of any outstanding shares of our preferred stock. Holders of our common stock are not entitled to cumulative voting in the election of directors. Directors are elected by a plurality of the votes cast. The holders of non-voting common stock do not have any voting power and are not entitled to vote on any matter, except as otherwise required by law and as described herein. In addition to any other vote required by law, the affirmative vote of a majority of the outstanding shares of common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our amended and restated certificate of incorporation that adversely affects the rights, preferences or privileges of the common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable.

Conversion of Non-Voting Common Stock. Any holder of non-voting common stock may convert any number of shares of non-voting common stock into an equal number of shares of common stock at the option of the holder if such conversion is in connection with a transfer (i) that is part of a widely distributed public offering of our common stock, (ii) to an underwriter for the purpose of conducting a widely distributed public offering, (iii) that is part of a transfer of non-voting common stock not requiring registration under the Securities Act in which no one transferee (or group of associated transferees) acquires the right to purchase in excess of 2% of our common stock then outstanding (including pursuant to a related series of transfers), or (iv) that is part of a transaction approved by the Federal Reserve and the FDIC. We will reserve for issuance a number of shares of common stock into which all outstanding shares of non-voting common stock may be converted.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock and non-voting common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding preferred stock. Because we are a bank holding company, our rights and the rights of our creditors and stockholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of our subsidiary’s creditors, except to the extent that we may be a creditor with recognized claims against our subsidiary.

Preemptive and Other Rights. Holders of our common stock and our non-voting common stock are not entitled to any preemptive, subscription or redemption rights, and no sinking fund will be applicable to our common stock or our non-voting common stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the stockholders, subject to NAB’s consent pursuant to the terms of the Stockholder Agreement. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to fix and determine the designation, terms, preferences, limitations and relative rights thereof, including dividend rights, dividend rates, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased (but not above the total number of shares of preferred stock authorized under our amended and restated certificate of incorporation) or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the outstanding shares. Without stockholder approval, but subject to NAB’s consent pursuant to the terms of the Stockholder Agreement, we could issue preferred stock that could impede or discourage an acquisition attempt or other transaction that some, or a majority, of our stockholders may believe is in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

The DGCL does not generally require stockholder approval for the issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. However, the listing requirements of             , which would apply so long as the common stock remains listed on             , require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. In addition, our ability to issue additional shares of capital stock is subject to NAB’s consent pursuant to the terms of the Stockholder Agreement.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Business Combination Statute. We are a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, we may not engage in any “business combination” with any “interested stockholder” for a three-year period following the time such stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares as specified in Section 203; or

•	at or subsequent to such time, the business combination is approved by our board of directors and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes, among other things, a merger or asset or stock sale of us or any of our majority-owned subsidiaries or any of certain other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock. Our amended and restated certificate of incorporation, however, generally exempts NAB and all of its affiliates from the definition of interested stockholder for purposes of Section 203 of the DGCL.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement described above would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Federal Banking Law. The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The BHC Act requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Any “company,” as defined in the BHC Act, other than a bank holding company is required to obtain the approval of the Federal Reserve before acquiring “control” of us. “Control” generally means (i) the ownership or control of 25% or more of a class of voting securities, (ii) the ability to elect a majority of the directors or (iii) the ability otherwise to exercise a controlling influence over management and policies. A person, other than an individual, that controls us for purposes of the BHC Act is subject to regulation and supervision as a bank holding company under the BHC Act. In addition, under the Change in Bank Control Act of 1978, as amended, and the Federal Reserve’s regulations thereunder, any person, either individually or acting through or in concert with one or more persons, is required to provide notice to the Federal Reserve prior to acquiring, directly or indirectly, 10% or more of our outstanding common stock (or any other class of our voting securities).

Classified Board. Our amended and restated certificate of incorporation provides that our board of directors shall be divided into three classes of directors, with the classes as nearly equal in number as possible. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors. These procedures provide that notice of such stockholder approval must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information required to be provided by our amended and restated bylaws.

Limits on Written Consents. Our amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders. Our stockholders are not permitted to take action by written consent.

Annual Meetings; Limits on Special Meetings. We expect to have annual meetings of stockholders beginning in 2015. Subject to the rights of the holders of any series of preferred stock, special meetings of the stockholders may be called only by (i) our board of directors, (ii) the Chairman of the Board, (iii) our Chief Executive Officer and (iv) prior to the Non-Control Date, NAB.

Amendments to our Governing Documents. Generally, the amendment of our amended and restated certificate of incorporation requires approval by our board of directors and a majority vote of stockholders; however, certain material amendments (including amendments with respect to provisions governing board composition and actions by written consent) require the approval of at least 75% of the votes entitled to be cast by the outstanding capital stock in the elections of our board of directors. Any amendment to our amended and restated bylaws requires the approval of either a majority of our board of directors or holders of at least 75% of the votes entitled to be cast by the outstanding capital stock in the election of our board of directors. The approval of at least 75% of our board of directors is also required to amend our amended and restated bylaws to increase the number of directors and, prior to the Non-Control Date, no such amendment shall increase the number of directors to more than thirteen or decrease the number of directors to fewer than five. In addition, to any other vote required by law, the affirmative vote of a majority of the outstanding shares of common stock or non-voting common stock, each voting separately as a class, as the case may be, will be required to amend, alter or repeal (including by merger, consolidation or otherwise) any provision of our amended and restated certificate of incorporation that adversely affects the privileges, preferences or rights of our common stock or non-voting common stock, respectively, in a manner that is materially adverse from the effect of such amendment, alteration or repeal on the other class of our capital stock, as applicable. Any amendment to our amended and restated certificate of incorporation (whether by merger, consolidation or otherwise) to increase or decrease the authorized shares of any class of common stock must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class or series, as applicable.

Sole and Exclusive Forum

Our amended and restated certificate of incorporation provides that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein and the claim not being one which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or for which the Court of Chancery does not have subject matter jurisdiction. Any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to this provision of our amended and restated certificate of incorporation. This choice of forum provision may have the effect of discouraging lawsuits against us and our directors, officers, employees and agents. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find the provision of our amended and restated certificate of incorporation to be inapplicable or unenforceable.

Indemnification and Limitation of Liability

Our amended and restated bylaws provide generally that we will indemnify and hold harmless, to the full extent permitted by law, our directors, officers, employees and agents, as well as other persons who have served as our directors, officers, employees or agents and other persons who serve or have served at our request at another corporation, limited liability company, public limited company, partnership, joint venture, trust, employee benefit plan, fund or other enterprise in connection with any actual or threatened action, suit or proceeding, subject to limited exceptions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

Our amended and restated certificate of incorporation limits, to the full extent permitted by law, the personal liability of our directors in actions brought on our behalf or on behalf of our stockholders for monetary damages as a result of a director’s acts or omissions while acting in a capacity as a director. Our amended and restated certificate of incorporation does not eliminate or limit our right or the right of our stockholders to seek injunctive or other equitable relief not involving monetary damages.

Listing

We intend to apply to list our common stock on             under the symbol “GWB.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and our non-voting common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have             shares of common stock outstanding. Of these shares,             shares of our common stock (or             shares if the underwriters exercise their option to purchase additional shares of common stock from the NAB selling stockholder in full) sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining             shares of our common stock (or             shares if the underwriters exercise their option to purchase additional shares of common stock from the NAB selling stockholder in full) outstanding are “restricted shares” as defined in Rule 144, all of which will be beneficially owned by NAB. Restricted shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the contractual 180-day lock-up period described below and the provisions of Rule 144, these shares will be available for sale in the public market only after 180 days from the date of this prospectus (generally subject to volume and other offering limitations).

Subject to market conditions and other considerations, NAB intends to divest 100% of its ownership in us over time. See “Risk Factors—Risks Related to Our Common Stock—Future sales of our common stock in the public market, including expected sales by NAB, could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.”

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale and notice provisions of Rule 144 to the extent applicable.

Registration Rights

Upon completion of this offering, subject to the lock-up agreements described below, NAB will be entitled to require us to register under the Securities Act of             shares of our common stock (or             shares of our

common stock if the underwriters exercise their option to purchase additional shares of our common stock from the NAB selling stockholder in full) that NAB will continue to beneficially own immediately following the completion of this offering. Registration and sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement, except for shares purchased by any of our affiliates. See “Our Relationship with NAB and Certain Other Related Party Transactions—Relationship with NAB—Registration Rights Agreement” for more information on NAB’s registration rights following the completion of this offering.

Registration Statement on Form S-8

In connection with or as soon as practicable following the completion of this offering, we intend to file a registration statement with the SEC on Form S-8 to register an aggregate of             shares of common stock reserved for issuance under our incentive plan. That registration statement will become effective upon filing and shares of common stock covered by such registration statement will be eligible for sale in the public market immediately after the effective date of such registration statement (unless held by affiliates) subject to the lock-up agreements described below.

Lock-up Agreements

We, NAB, the NAB selling stockholder and each of our directors and executive officers have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of             and             on behalf of the underwriters. See “Underwriting.” The underwriters do not have any present intention or arrangement to release any shares of our common stock subject to lock-up agreements prior to the expiration of the 180-day lock-up period.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

This section summarizes the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder (as defined below). It applies to you only if you acquire your shares of common stock in this offering and you hold the shares of common stock as capital assets for U.S. federal income tax purposes. You are a “non-U.S. holder” if you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the common stock.

This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. In addition, it does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). This section is based on the tax laws of the United States, including the Internal Revenue Code, as amended, or the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the shares of our common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding shares of our common stock should consult its tax adviser with regard to the United States federal income tax treatment of an investment in our common stock.

You should consult a tax adviser regarding the United States federal tax consequences of acquiring, holding and disposing of shares of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

Dividends

Except as described below, if you are a non-U.S. holder of shares of our common stock, distributions paid to you that are characterized as dividends for United States federal income tax purposes are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. In addition, even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN, W-8BEN-E or an acceptable substitute form upon which you certify, under penalties of perjury, your status as a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.

If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.

If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Gain on Disposition of Common Stock

If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of shares of our common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis;

•	you are an individual, you hold the shares of our common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of our common stock and you are not eligible for any treaty exemption.

If you are a non-U.S. holder and the gain from the disposition of shares of our common stock is effectively connected with your conduct of a trade or business in the United States (and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis), you will be subject to tax on the net gain derived from the sale at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate, on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States.

We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Taxes

Shares of our common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

In general (except as described below), backup withholding and information reporting will not apply to a distribution of dividends on shares of our common stock paid to you or to proceeds from the disposition of shares of our common stock by you, in each case, if you certify under penalties of perjury that you are a non-United States person, and neither we nor our paying agent (or other payor) have actual knowledge or reason to know to the contrary. In general, if the shares of our common stock are not held through a qualified intermediary, the amount of dividends, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the Internal Revenue Service.

Any amounts withheld under the backup withholding rules will generally be allowed as a credit against your United States federal income tax liability or refunded, provided the required information is timely furnished to the Internal Revenue Service.

FATCA Withholding Taxes

Under legislation enacted in 2010 and existing guidance issued thereafter, a 30% withholding tax will be imposed on dividends paid in respect of shares of our common stock, and on gross proceeds from the sale of shares of our common stock after December 31, 2016, if such shares are held by or through certain foreign financial institutions (including investment funds). This withholding tax does not apply if such institution either (i) enters into an agreement with the U.S. Treasury Department to report, on an annual basis, information with respect to certain interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons, or (ii) is based in a country that has entered into an agreement with the United States which requires such institutions to report such information.

Accordingly, the entity through which shares of our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, shares of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will be subject to withholding at a rate of 30% beginning after the dates noted above, unless such entity either (i) certifies to us (or another applicable withholding agent) that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we (or another applicable withholding agent) will in turn provide to the U.S. Treasury Department. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in shares of our common stock.

UNDERWRITING

             and             are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the NAB selling stockholder, NAB and the underwriters, the NAB selling stockholder has agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the NAB selling stockholder, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares of common stock sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We, NAB and the NAB selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the NAB selling stockholder that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to the NAB selling stockholder. We will not receive any proceeds from the sale of shares by the NAB selling stockholder. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares:

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the NAB selling stockholder	$	$	$

We estimate that the total amount of expenses payable by us relating to this offering, not including the underwriting discount, are $            . We have agreed to reimburse the underwriters for certain expenses (including fees of counsel and FINRA-related matters) incurred in connection with this offering up to a maximum of $                    .

Option to Purchase Additional Shares

The NAB selling stockholder has granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to              additional shares of our common stock at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, the NAB selling stockholder, NAB and our executive officers and directors have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of              and             . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock;

•	sell any option or contract to purchase any common stock;

•	purchase any option or contract to sell any common stock;

•	grant any option, right or warrant for the sale of any common stock;

•	lend or otherwise dispose of or transfer any common stock;

•	request or demand that we file a registration statement related to the common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Listing

We intend to apply to list our common stock on              under the symbol “GWB.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us, the NAB selling stockholder and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, us and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on                     the             , in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus for sale to some of our directors, officers, employees and related persons. If these persons purchase reserved shares, it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area, each, a Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:

A.	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We and the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do we or they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order, which persons together we refer to in this prospectus as “relevant persons.” This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us or our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of our common stock.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, which we refer to in this prospectus as the “Exempt Investors,” who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

VALIDITY OF COMMON STOCK

The validity of the shares of our common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York. Sidley Austin LLP, New York, New York, will act as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Great Western Bancorporation, Inc. at September 30, 2013 and 2012 and for each of the two years in the period ended September 30, 2013 appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. You may read and copy the registration statement, including the exhibits and schedules to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. Our filings with the SEC, including the registration statement, are also available to you for free on the SEC’s Internet website at www.sec.gov.

Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC. You will be able to inspect and copy these reports and proxy and information statements and other information at the addresses set forth above. We intend to furnish to our stockholders our annual reports containing our audited consolidated financial statements certified by an independent public accounting firm.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Great Western Bancorporation, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder of

Great Western Bancorporation, Inc.

We have audited the accompanying consolidated balance sheets of Great Western Bancorporation, Inc. as of September 30, 2013 and 2012, and the related consolidated statements of comprehensive income, stockholder’s equity and cash flows for each of the two years in the period ended September 30, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Western Bancorporation, Inc. at September 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the two years in the period ended September 30, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

July 18, 2014

GREAT WESTERN BANCORPORATION, INC.

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)

	September 30,
	2013	2012
Assets
Cash and due from banks	$282,157	$255,985
Securities	1,480,449	1,581,875
Investment in affiliates	1,683	1,683
Loans, net of allowance for loan losses of $55,864 and $71,878 in 2013 and 2012, respectively (includes $347,408 and $548,780 of loans covered by FDIC loss share agreements in 2013 and 2012, respectively, $841,862 and $688,799 of loans and written loan commitments at fair value under the fair value option in 2013 and 2012, respectively, and $8,271 and $29,268 of loans held for sale in 2013 and 2012, respectively)	6,306,809	6,066,696
Premises and equipment	114,380	127,556
Accrued interest receivable	41,065	40,736
Other repossessed property (includes $24,412 and $44,332 of property covered under FDIC loss share agreements in 2013 and 2012, respectively)	57,422	68,526
FDIC indemnification asset	45,690	68,662
Goodwill	697,807	697,807
Core deposits and other intangibles	30,444	49,745
Net deferred tax assets	32,626	4,998
Other assets	43,726	43,983

Total assets	$9,134,258	$9,008,252

Liabilities and stockholder’s equity
Deposits:
Noninterest-bearing	$1,199,427	$1,076,437
Interest-bearing	5,748,781	5,808,078

Total deposits	6,948,208	6,884,515
Securities sold under agreements to repurchase	217,562	235,572
FHLB advances and other borrowings	390,607	305,621
Related party notes payable	41,295	41,295
Subordinated debentures	56,083	56,083
Fair value of derivatives	1,526	43,117
Accrued interest payable	6,790	11,460
Income tax payable	12,390	5,629
Accrued expenses and other liabilities	42,583	36,397

Total liabilities	7,717,044	7,619,689

Stockholder’s equity
Common stock, $1 par value, authorized 250,000 shares; issued and outstanding 2013 and 2012—198,731 shares	199	199
Additional paid-in capital	1,260,504	1,260,504
Retained earnings	163,592	108,749
Accumulated other comprehensive income (loss)	(7,081)	19,111

Total stockholder’s equity	1,417,214	1,388,563

Total liabilities and stockholder’s equity	$9,134,258	$9,008,252

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Comprehensive Income

(In Thousands, Except Share and Per Share Data)

	Year Ended September 30,
	2013	2012
Interest and dividend income
Loans	$264,333	$310,182
Taxable securities	28,552	32,581
Nontaxable securities	127	180
Dividends on securities	909	1,030
Federal funds sold and other	336	331

Total interest and dividend income	294,257	344,304

Interest expense
Deposits	33,117	44,416
Securities sold under agreements to repurchase	644	1,014
FHLB advances and other borrowings	3,103	3,098
Related party notes payable	950	1,007
Subordinated debentures and other	1,347	1,436

Total interest expense	39,161	50,971

Net interest income	255,096	293,333

Provision for loan losses	11,574	30,145

Net interest income after provision for loan losses	243,522	263,188

Noninterest income
Service charges and other fees	41,692	38,937
Net gain on sale of loans	13,724	11,794
Casualty insurance commissions	1,426	1,383
Investment center income	3,137	1,847
Net gain on sale of securities	917	7,305
Trust department income	3,545	3,241
Net gain from sale of repossessed property and other assets	2,788	6,822
Gain on acquisition of business	—	3,950
Other	10,463	13,696

Total noninterest income	77,692	88,975

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Comprehensive Income

(In Thousands, Except Share and Per Share Data)

	Year Ended September 30,
	2013	2012
Noninterest expense
Salaries and employee benefits	$100,660	$97,689
Occupancy expenses, net	18,532	17,366
Data processing	18,980	15,270
Equipment expenses	4,518	5,438
Advertising	6,267	8,169
Communication expenses	4,609	4,826
Professional fees	12,547	13,049
Derivatives, net (gain) loss	(40,305)	19,369
Amortization of core deposits and other intangibles	19,290	19,646
Other	25,975	34,188

Total noninterest expense	171,073	235,010

Income before income taxes	150,141	117,153
Provision for income taxes	53,898	44,158

Net income	$96,243	$72,995

Other comprehensive income (loss)—change in net unrealized gain (loss) on securities available-for-sale (net of deferred income tax (expense) benefit of $15,376 and $(1,502) in 2013 and 2012, respectively)	(26,192)	2,569

Comprehensive income	$70,051	$75,564

Earnings per common share
Weighted average shares outstanding	198,731	198,731
Earnings per share	$484.29	$367.31

Dividends per share
Dividends issued	$41,400	$41,800
Dividends per share	$208.32	$210.34

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Stockholder’s Equity

(In Thousands, Except Share and Per Share Data)

Years Ended September 30, 2013 and 2012

	Comprehensive Income	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, September 30, 2011		$199	$1,260,504	$77,554	$16,542	$1,354,799
Net income	$72,995	—	—	72,995	—	72,995
Other comprehensive income, net of tax:
Net change in net unrealized gain (loss) on securities available for sale	2,569	—	—	—	2,569	2,569

Comprehensive income	$75,564

Cash dividends paid:
Common stock, $100.64 per share		—	—	(20,000)	—	(20,000)
Common stock, $109.70 per share		—	—	(21,800)	—	(21,800)

Balance, September 30, 2012		199	1,260,504	108,749	19,111	1,388,563
Net income	$96,243	—	—	96,243	—	96,243
Other comprehensive income, net of tax:
Net change in net unrealized gain (loss) on securities available for sale	(26,192)	—	—	—	(26,192)	(26,192)

Comprehensive income	$70,051

Cash dividends paid:
Common stock, $97.62 per share		—	—	(19,400)	—	(19,400)
Common stock, $110.71 per share		—	—	(22,000)	—	(22,000)

Balance, September 30, 2013		$199	$1,260,504	$163,592	$(7,081)	$1,417,214

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended September 30,
	2013	2012
Operating activities
Net income	$96,243	$72,995
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	43,764	47,333
Net gain on sale of securities	(917)	(7,305)
Net gain on sale of loans	(13,724)	(11,794)
Net loss on sale of premises and equipment	632	—
Net gain from sale of repossessed assets and other assets	(2,788)	(6,822)
Gain on acquisition of business	—	(3,950)
Provision for loan losses	11,574	30,145
Provision for repossessed assets	4,028	13,820
Proceeds from FDIC indemnification claims	5,284	57,090
Originations of residential real estate loans held-for-sale	(429,009)	(420,491)
Proceeds from sales of residential real estate loans held-for-sale	463,730	428,797
Net deferred income taxes	(6,088)	(14,719)
Changes in:
Accrued interest receivable	(329)	(3,326)
Other assets	(2,931)	15,005
FDIC indemnification asset	17,689	573
FDIC clawback liability	1,202	(1,284)
Accrued interest payable and other liabilities	(35,519)	21,653

Net cash provided by operating activities	152,841	217,720

Investing activities
Purchase of securities available for sale	(520,929)	(874,857)
Proceeds from sales and maturities of securities available for sale	567,931	858,709
Proceeds from sale of mortgage servicing rights	—	510
Net increase in loans	(308,696)	(753,714)
Purchase of premises and equipment	(3,318)	(12,451)
Proceeds from sale of premises and equipment	5,163	2,567
Proceeds from sale of other assets	45,877	118,834
Purchase of FHLB stock	(1,967)	(6,716)
Business acquisitions, net of cash acquired	—	(23,014)

Net cash used in investing activities	(215,939)	(690,132)

Financing activities
Net increase in deposits	63,693	254,100
Net increase (decrease) in securities sold under agreements to repurchase	(18,009)	20,923
Proceeds from FHLB advances and other borrowings	84,986	132,078
Net change in note payable to NAB	—	(7,000)
Dividends paid	(41,400)	(41,800)

Net cash provided by financing activities	89,270	358,301

Net change in cash and due from banks	26,172	(114,111)
Cash and due from banks, beginning of year	255,985	370,096

Cash and due from banks, end of year	$282,157	$255,985

Supplemental disclosures of cash flows information
Cash payments for interest	$43,832	$51,502

Cash payments for income taxes	$58,599	$51,249

Supplemental schedules of noncash investing and financing activities
Loans transferred to repossessed assets and other assets	$(28,980)	$(62,158)

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Great Western Bancorporation, Inc. (the “Company”) is a bank holding company organized under the laws of Iowa. The primary business of the Company is ownership of its wholly owned subsidiary, Great Western Bank (the “Bank”). The Bank is a full-service regional bank focused on relationship-based business and agri-business banking in Arizona, Colorado, Iowa, Kansas, Missouri, Nebraska, and South Dakota. The Company and the Bank are subject to the regulation of certain federal and/or state agencies and undergo periodic examinations by those regulatory authorities. Substantially all of the Company’s income is generated from banking operations. The Company is a wholly owned indirect subsidiary of National Australia Bank Limited (“NAB”).

Segment Reporting

The “Segment Reporting” topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) requires that public companies report certain information about operating segments. It also requires that public companies report certain information about their products and services, the geographic areas in which they operate, and their major customers. The Company is a holding company for a regional bank, which offers a wide array of products and services to its customers. Pursuant to its banking strategy, emphasis is placed on building relationships with its customers, as opposed to building specific lines of business. As a result, the Company is not organized and does not allocate resources around discernible lines of business or geographies and prefers to work as an integrated unit to customize solutions for its customers, with business line and geographic emphasis and product offerings changing over time as needs and demands change. Therefore, the Company only reports one segment, which is consistent with the Company’s preparation of financial information that is evaluated regularly by management in deciding how to allocate resources and assess performance.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts and results of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain items in prior periods have been reclassified to conform to the current presentation.

Subsequent Events

The Company evaluated subsequent events through the date its consolidated financial statements were issued. There were no material events that would require recognition in the 2013 or 2012 consolidated financial statements or disclosure in the notes to the consolidated financial statements.

Business Combinations

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, “Business Combinations” (“ASC 805”). The Company recognizes the fair value of the assets acquired and liabilities assumed, immediately expenses transaction costs and accounts for restructuring plans

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

separately from the business combination. There is no separate recognition of the acquired allowance for loan losses on the acquirer’s balance sheet as credit related factors are incorporated directly into the fair value of the loans recorded at the acquisition date. The excess of the cost of the acquisition over the fair value of the net tangible and intangible assets acquired is recorded as goodwill. Alternatively, a bargain purchase gain is recorded equal to the amount by which the fair value of assets purchased exceeds the fair value of liabilities assumed and consideration paid.

Results of operations of the acquired business are included in the consolidated statements of comprehensive income from the effective date of acquisition.

Cash and Due From Banks

For purposes of the consolidated statements of cash flows, management has defined cash and cash equivalents to include cash on hand, amounts due from banks (including cash items in process of clearing), and amounts held at other financial institutions with an initial maturity of 90 days or less.

Securities

The Company classifies securities upon purchase in one of three categories: trading, held-to-maturity, or available-for-sale. Debt and equity securities held for resale are classified as trading. Debt securities for which the Company has the ability and positive intent to hold until maturity are classified as held-to-maturity. All other securities are classified as available-for-sale as they may be sold prior to maturity in response to changes in the Company’s interest rate risk profile, funding needs, demand for collateralized deposits by public entities or other reasons.

Held-to-maturity securities are stated at amortized cost, which represents actual cost adjusted for premium amortization and discount accretion. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of related taxes, included in stockholder’s equity as a component of accumulated other comprehensive income (loss).

Trading securities are stated at fair value. Realized and unrealized gains and losses from sales and fair value adjustments of trading securities are included in other noninterest income in the consolidated statements of comprehensive income.

Declines in the fair value of investment securities available for sale (with certain exceptions for debt securities noted below) that are deemed to be other-than-temporary are recognized in earnings as a realized loss, and a new cost basis for the securities is established. In evaluating other-than-temporary impairment, management considers the length of time and extent to which the fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value in the near term. Declines in the fair value of debt securities below amortized cost are deemed to be other-than-temporary in circumstances where: (1) the Company has the intent to sell a security; (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis; or (3) the Company does not expect to recover the entire amortized cost basis of the security. If the Company intends to sell a security or if it is more likely than not that the Company will be required to sell the security before recovery, an other-than-temporary impairment loss is recognized in earnings equal to the difference between the security’s amortized cost basis and its fair value. If the Company does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the other-than-temporary impairment write-down is separated into an amount representing credit loss, which is recognized in earnings, and an amount related to all other factors, which is recognized in other comprehensive income.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Interest and dividends, including amortization of premiums and accretion of discounts, are recognized as interest income when earned. Realized gains and losses on sales (using the specific identification method) and declines in value judged to be other-than-temporary are included in noninterest income in the consolidated statements of comprehensive income.

Federal Home Loan Bank Stock

Investments in the Federal Home Loan Bank (“FHLB”) stock are restricted as to redemption and are carried at cost. Investments in FHLB stock are reviewed regularly for possible other-than-temporary impairment, and the cost basis of this investment is reduced by any declines in value determined to be other-than-temporary.

Loans

The Company’s accounting method for loans differs depending on whether the loans were originated or purchased and, for purchased loans, whether the loans were acquired at a discount related to evidence of credit deterioration since date of origination.

Originated Loans

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or pay-off, generally are reported at their outstanding principal balance, adjusted for charge-offs, the allowance for loan losses, and any unamortized deferred fees or costs.

Interest income on loans is accrued daily on the outstanding balances. Accrual of interest is discontinued when management believes, after considering collection efforts and other factors, the borrower’s financial condition is such that collection of interest is doubtful. Generally, when loans are placed on nonaccrual status, interest receivable is reversed against interest income in the current period. Interest payments received thereafter are applied as a reduction to the remaining principal balance as long as concern exists as to the ultimate collection of the principal. Loans are removed from nonaccrual status when they become current as to both principal and interest and concern no longer exists as to the collectability of principal and interest.

The Company has elected to measure certain long-term loans and written loan commitments at fair value to assist in managing interest rate risk for longer-term loans. The fair value option was elected upon the origination or acquisition of these loans and written loan commitments. Interest income is recognized in the same manner on loans reported at fair value as on non-fair value loans. The changes in fair value of long-term loans and written loan commitments at fair value are reported in loan interest income.

For loans held for sale, loan fees charged or received on origination, net of certain direct loan origination costs, are recognized in income when the related loan is sold. For loans held for investment, loan fees, net of certain direct loan origination costs, are deferred, and the net amount is amortized as an adjustment of the related loan’s yield. The Company is generally amortizing these amounts over the contractual lives of the loans. Commitment fees are recognized as income when received.

The Company grants commercial, agricultural, consumer, residential real estate, and other loans to customers primarily in Arizona, Colorado, Iowa, Kansas, Missouri, Nebraska, and South Dakota. The amount of collateral obtained, if deemed necessary, is based on management’s credit evaluation of the borrower. Collateral held varies but includes accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial and agricultural properties. Government guarantees are also obtained for some loans, which reduces the Company’s risk of loss.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value. Loans held for sale include fixed rate single-family residential mortgage loans under contract to be sold in the secondary market. In most cases, loans in this category are sold within 45 days. These loans are sold with the mortgage servicing rights released. Under limited circumstances, buyers may have recourse to return a purchased loan to the Company. Recourse conditions may include early payment default, breach of representation or warranties, or documentation deficiencies.

Fair value of loans held for sale is determined based on prevailing market prices for loans with similar characteristics, sale contract prices, or, for certain portfolios, discounted cash flow analyses. Declines in fair value below cost (and subsequent recoveries) are recognized in net gain on sale of loans. Deferred fees and costs related to these loans are not amortized but are recognized as part of the cost basis of the loan at the time it is sold. Gains or losses on sales are recognized upon delivery and included in net gain on sale of loans.

Purchased Loans

Loans acquired (non-impaired and impaired) in a business acquisition are recorded at their fair value at the acquisition date. Credit discounts are included in the determination of fair value; therefore, an allowance for loan losses is not recorded at the acquisition date.

In determining the acquisition date fair value of purchased loans with evidence of credit deterioration (“purchased impaired loans”), and in subsequent accounting, the Company generally aggregates impaired purchased consumer and certain smaller balance impaired commercial loans into pools of loans with common risk characteristics, while accounting for larger-balance impaired commercial loans individually. Expected cash flows at the acquisition date in excess of the fair value of loans are recorded as interest income over the life of the loans using a level-yield method.

Management estimates the cash flows expected to be collected at acquisition and at subsequent measurement dates using internal risk models, which incorporate the estimate of key assumptions, such as default rates, loss severity, and prepayment speeds. Subsequent to the acquisition date, decreases in cash flows over those expected at the acquisition date are recognized by recording an allowance for loan losses. Subsequent increases in cash flow over those expected at the acquisition date are recognized as reductions to allowance for loan losses to the extent impairment was previously recognized and thereafter as interest income prospectively.

For purchased loans not deemed impaired at the acquisition date, the difference between the fair value of the loans and the expected cash flows of the loans at acquisition date is recognized in interest income on a level-yield method over the life of the loans. Credit discounts representing the principal losses expected over the life of the loan are a component of the initial fair value. Subsequent to the purchase date, the methods utilized to estimate the required allowance for loan losses for these loans is similar to originated loans; however, the Company records a provision for loan losses only when the required allowance exceeds any remaining credit discounts.

Credit Risk Management

The Company’s strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. The strategy also emphasizes diversification on a geographic, industry, and customer level; regular credit examinations; and management reviews of loans exhibiting deterioration of credit quality. The credit risk management strategy also includes a credit risk assessment process that performs assessments of compliance with commercial and consumer credit policies, risk ratings, and other critical credit information. Loan decisions are documented with respect to the borrower’s business, purpose of the loan, evaluation of the repayment source, and the associated risks, evaluation of collateral, covenants and monitoring requirements, and risk rating rationale.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The Company categorizes its loan portfolio into six classes, which is the level at which it develops and documents a systematic methodology to determine the allowance for loan losses.

The Company’s six loan portfolio classes are residential real estate, commercial real estate, commercial non real estate, agriculture, consumer and other lending.

The residential real estate lending class includes loans made to consumer customers including residential mortgages, residential construction loans and home equity loans and lines. These loans are typically fixed rate loans secured by residential real estate. Home equity lines are revolving accounts giving the borrower the ability to draw and repay balances repeatedly, up to a maximum commitment, and are secured by residential real estate. Home equity lines typically have variable rate terms which are benchmarked to a prime rate. Historical loss history is the primary factor in determining the allowance for loan losses for the residential real estate lending class. Key risk characteristics relevant to residential real estate lending class loans primarily relate to the borrower’s capacity and willingness to repay and include unemployment rates and other economic factors, and customer payment history. These risk characteristics, among others, are reflected in the environmental factors considered in determining the allowance for loan losses.

The commercial real estate lending class includes loans made to small and middle market businesses, including multifamily properties. Loans in this class are secured by commercial real estate. Historical loss history and updated loan-to-value information on collateral-dependent loans are the primary factors in determining the allowance for loan losses for the commercial real estate lending class. Key risk characteristics relevant to the commercial real estate lending class include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial performance, loan covenants, and nature of pledged collateral. We consider these risk characteristics in assigning risk ratings and estimating environmental factors considered in determining the allowance for loan losses.

The commercial non real estate lending class includes loans made to small and middle market businesses, and loans made to public sector customers. Loans in this class are secured by the operations and cash flows of the borrowers, and any guarantors. Historical loss history and updated loan-to-value information on collateral-dependent loans are the primary factors in determining the allowance for loan losses for the commercial non real estate lending class. Key risk characteristics relevant to the commercial non real estate lending class include the industry and geography of the borrower’s business, purpose of the loan, repayment source, borrower’s debt capacity and financial performance, loan covenants, and nature of pledged collateral. We consider these risk characteristics in assigning risk ratings and estimating environmental factors considered in determining the allowance for loan losses.

The agriculture lending class includes loans made to small and mid-size agricultural individuals and businesses. Loans in this class are secured by agricultural real estate, production, and cash flows, and any guarantors. Historical loss history and updated loan-to-value information on collateral-dependent loans are the primary factors in determining the allowance for loan losses for the agriculture lending class. Key risk characteristics relevant to the agriculture lending class include the geography of the borrower’s operations, commodity prices and weather patterns, purpose of the loan, repayment source, borrower’s debt capacity and financial performance, loan covenants, and nature of pledged collateral. We consider these risk characteristics in assigning risk ratings and estimating environmental factors considered in determining the allowance for loan losses.

The consumer lending class includes loans made to consumer customers including loans secured by automobiles and other installment loans, and the other lending class includes credit card loans and unsecured revolving credit lines. Historical loss history is the primary factor in determining the allowance for loan losses for the consumer and other lending classes. Key risk characteristics relevant to loans in the consumer and other lending classes

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

primarily relate to the borrower’s capacity and willingness to repay and include unemployment rates and other economic factors, and customer payment history. These risk characteristics, among others, are reflected in the environmental factors considered in determining the allowance for loan losses.

The Company classifies all non-consumer loans by credit quality ratings. These ratings are Pass, Watch, Substandard, Doubtful, and Loss. Loans with a Pass and Watch rating represent those loans not classified on the Company’s rating scale for problem credits, with loans with a Watch rating being monitored and updated at least quarterly by management. Substandard loans are those where a well-defined weakness has been identified that may put full collection of contractual cash flows at risk. Doubtful loans are those where a well-defined weakness has been identified and a loss of contractual cash flows is known. Substandard and doubtful loans are monitored and updated monthly. All loan risk ratings are updated and monitored on a continuous basis. The Company generally does not risk rate consumer loans unless a default event such as bankruptcy or extended nonperformance takes place. Alternatively, standard credit scoring systems are used to assess credit risks of consumer loans.

Allowance for Loan Losses (“ALL”) and Unfunded Commitments

The Company maintains an allowance for loan losses at a level management believes is appropriate to reserve for credit losses inherent in our loan portfolio. The allowance for loan losses is determined based on an ongoing evaluation, driven primarily by monitoring changes in loan risk grades, delinquencies, and other credit risk indicators, which is inherently subjective.

The Company considers the uncertainty related to certain industry sectors and the extent of credit exposure to specific borrowers within the portfolio. In addition, consideration is given to concentration risks associated with the various loan portfolios and current economic conditions that might impact the portfolio. The Company also considers changes, if any, in underwriting activities, the loan portfolio composition (including product mix and geographic, industry, or customer-specific concentrations), trends in loan performance, the level of allowance coverage relative to similar banking institutions and macroeconomic factors, such as changes in unemployment rates, gross domestic product, and consumer bankruptcy filings.

All of these estimates are susceptible to significant change. Changes to the allowance for loan losses are made by charges to the provision for loan losses, which is reflected in the consolidated statements of comprehensive income. Loans deemed to be uncollectible are charged off against the allowance for loan losses. Recoveries of amounts previously charged-off are credited to the allowance for loan losses.

The allowance for loan losses consist of reserves for probable losses that have been identified related to specific borrowing relationships that are individually evaluated for impairment (“specific reserve”), as well as probable losses inherent in our loan portfolio that are not specifically identified (“collective reserve”).

The specific reserve relates to impaired loans. A loan is impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts due (interest as well as principal) according to the contractual terms of the loan agreement. Specific reserves are determined on a loan-by-loan basis based on management’s best estimate of the Company’s exposure, given the current payment status of the loan, the present value of expected payments, and the value of any underlying collateral. Impaired loans also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance, or other actions intended to maximize collection. Generally, the impairment related to troubled debt restructurings is measured based on the fair value of the collateral, less cost to sell, or the present value of expected payments relative to the unpaid principal balance. If the impaired loan is

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

identified as collateral dependent, then the fair value of the collateral method of measuring the amount of the impairment is utilized. This method requires obtaining an independent appraisal of the collateral and applying a discount factor to the appraised value, if necessary, and including costs to sell.

Management’s estimate for collective reserves reflects losses incurred in the loan portfolio as of the consolidated balance sheet reporting date. Incurred loss estimates primarily are based on historical loss experience and portfolio mix. Incurred loss estimates may be adjusted to reflect current economic conditions and current portfolio trends including credit quality, concentrations, aging of the portfolio, and/or significant policy and underwriting changes.

While management uses the best information available to establish the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in performing the estimates.

Unfunded residential mortgage loan commitments entered into in connection with mortgage loans to be held for sale are considered derivatives and recorded at fair value on the consolidated balance sheets with changes in fair value recorded in other interest income. All other unfunded loan commitments are generally related to providing credit facilities to customers and are not considered derivatives. For purchased loans, the fair value of the unfunded credit commitments is considered in determination of the fair value of the loans recorded at the date of acquisition. Reserves for credit exposure on all other unfunded credit commitments are recorded in other liabilities on the consolidated balance sheets.

FDIC Indemnification Asset and Clawback Liability

In conjunction with a Federal Deposit Insurance Corporation (“FDIC”)-assisted transaction of TierOne Bank in 2010, the Company entered into two loss share agreements with the FDIC, one covering certain single family residential mortgage loans and one covering commercial loans and other assets, with claim periods ending June 2020 and June 2015, respectively. The agreements cover a portion of realized losses on loans, foreclosed real estate and certain other assets. The Company has recorded assets on the consolidated balance sheets (i.e., indemnification assets) representing estimated future amounts recoverable from the FDIC.

Fair values of loans covered by the loss sharing agreements at the acquisition date were estimated based on projected cash flows available based on the expected probability of default, default timing and loss given default, the expected reimbursement rates (generally 80%) from the FDIC and other relevant terms of the loss sharing agreements. The initial fair value was established by discounting these expected cash flows with a market discount rate for instruments with like maturity and risk characteristics.

The loss share assets are measured separately from the related loans and foreclosed real estate and recorded as an FDIC indemnification asset on the consolidated balance sheets because they are not contractually embedded in the loans and are not transferrable with the loans should the Company choose to dispose of them. Subsequent to the acquisition date, reimbursements received from the FDIC for actual incurred losses reduce the carrying amount of the loss share assets. Reductions to expected losses on covered assets, to the extent such reductions to expected losses are the result of an improvement to the actual or expected cash flows from the covered assets, also reduce the carrying amount of the loss share assets. The rate of accretion of the indemnification asset discount included in other noninterest income slows to mirror the accelerated accretion of the loan discount. Additional expected losses on covered assets, to the extent such expected losses result in the recognition of an allowance for loan losses, increase the carrying amount of the loss share assets. A related increase in the value of the indemnification asset up to the amount covered by the FDIC is calculated based on the reimbursement rates

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

from the FDIC and is included in other noninterest income. The corresponding loan accretion or amortization is recorded as a component of interest income on the consolidated statements of comprehensive income. Although these assets are contractual receivables from the FDIC, there are no contractual interest rates.

As part of the loss sharing agreements, the Company also assumed a liability (“FDIC Clawback Liability”) to be paid within 45 days subsequent to the maturity or termination of the loss sharing agreements that is contingent upon actual losses incurred over the life of the agreements relative to expected losses considered in the consideration paid at acquisition date and the amount of losses reimbursed to the Company under the loss sharing agreements. The liability was recorded at fair value as of the acquisition date. The fair value was based on a discounted cash flow calculation that considered the formula defined in the loss sharing agreements and projected losses. The difference between the fair value at acquisition date and the projected losses is amortized through other noninterest expense. As projected losses and reimbursements are updated, as described above, the FDIC Clawback Liability is adjusted and a gain or loss is recorded in other noninterest expense.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Costs incurred for maintenance and repairs are expensed as incurred. The range of estimated useful lives for buildings and building improvements are 10 to 40 years and 3 to 10 years for furniture and equipment.

Long-lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset’s carrying value is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of the long-lived asset exceeds its fair value.

No long-lived asset impairments were recognized during the years ended September 30, 2013 or 2012.

Bank Owned Life Insurance (“BOLI”)

The carrying amount of bank owned life insurance consists of the initial premium paid plus increases in cash value less the carrying amount associated with any death benefits received, and is recorded in other assets. Death benefits paid in excess of the applicable carrying amount are recognized as income, which is exempt from income taxes.

Other Repossessed Property

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or fair value less cost to sell. Income and expenses from operations of repossessed property are included in other noninterest expense. Valuation adjustments made to repossessed properties for the years ended September 30, 2013 and 2012, totaled $4.03 million and $9.43 million, respectively, and are included in other noninterest expense.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Goodwill

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business acquisitions. Goodwill is evaluated annually for impairment. The Company performs its impairment evaluation in the fourth quarter of each fiscal year. If the implied fair value of goodwill is lower than its carrying amount, goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill are not recognized in the consolidated financial statements. No goodwill impairment was recognized during the years ended September 30, 2013 or 2012.

Core Deposits and Other Intangibles

Intangible assets consist of core deposits, brand intangible, customer relationships, and other intangibles. Core deposits represent the identifiable intangible value assigned to core deposit bases arising from purchase acquisitions. Brand intangible represents the value associated with the Bank charter. Customer relationships intangible represents the identifiable intangible value assigned to customer relationships arising from a purchase acquisition. Other intangibles represent contractual franchise arrangements under which the franchiser grants the franchisee the right to perform certain functions within a designated geographical area.

The methods and lives used to amortize intangible assets are as follows:

Intangible	Method	Years
Core deposit	Straight-line or effective yield	4.75 – 6.2
Brand intangible	Straight-line	15
Customer relationships	Straight-line	8.5
Other intangibles	Straight-line	5

Intangible assets are evaluated for impairment if indicators of impairment are identified. No intangible asset impairments were recognized during the years ended September 30, 2013 or 2012.

Derivatives

The Company maintains an overall interest rate risk management strategy that permits the use of derivative instruments to modify exposure to interest rate risk. The Company enters into interest rate swap contracts to offset the interest rate risk associated with borrowers who lock in long-term fixed rates (greater than or equal to five years to maturity) through a fixed rate loan. These contracts do not qualify for hedge accounting. Generally, under these swaps, the Company agrees with NAB to exchange the difference between fixed-rate and floating-rate interest amounts based upon notional principal amounts. These interest rate derivative instruments are recognized as assets and liabilities on the consolidated balance sheets and measured at fair value, with changes in fair value reported in derivatives net gain or loss. Since each fixed rate loan is paired with an offsetting derivative contract, the impact to net income is minimized.

The Company enters into forward interest rate lock commitments on mortgage loans to be held for sale, which are commitments to originate loans whereby the interest rate on the loan is determined prior to funding. The Company also has corresponding forward sales contracts related to these interest rate lock commitments. Both the mortgage loan commitments and the related sales contracts are considered derivatives and are recorded at fair value with changes in fair value recorded in other interest income.

Income Taxes

The Company files a consolidated income tax return with National Americas Holdings, LLC (a wholly owned subsidiary of NAB). Income taxes are allocated pursuant to a tax-sharing arrangement, whereby the Company will pay federal and state income taxes as if it were filing on a stand-alone basis. Income tax expense includes

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

two components: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over income. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Liabilities related to uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information.

The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment.

The Company recognizes interest and/or penalties related to income tax matters in other interest and noninterest expense.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company—put presumptively beyond reach of the Company and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Securities sold under agreements to repurchase are accounted for as collateralized financing transactions and are recorded at amounts at which the securities were financed, plus accrued interest.

Revenue Recognition

The Company recognizes revenue as it is earned based on contractual terms, as transactions occur, or as services are provided and collectability is reasonably assured. Certain specific policies related to service charges and other fees include the following:

Deposit Service Charges

Service charges on deposit accounts are primarily fees related to customer overdraft events and not sufficient funds fees, net of any refunded fees, and are recognized as transactions occur and services are provided. Service charges on deposit accounts also relate to monthly fees based on minimum balances, and are earned as transactions occur and services are provided.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Interchange Fees

Interchange fees include interchange income from consumer debit card transactions processed through card association networks. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the card association networks and are based on cardholder purchase volumes.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income, net of applicable income taxes. Other comprehensive income consists entirely of unrealized appreciation (depreciation) on available-for-sale securities.

New Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-11, Disclosures about Offsetting Assets and Liabilities. Under the ASU, an entity is required to disclose both gross and net information about instruments and transactions eligible for offset in the balance sheet, as well as instruments and transactions subject to an agreement similar to a master netting agreement. In January 2013, the FASB released ASU 2013-01, Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities, which amended ASU 2011-11 to specifically include only derivatives accounted for under Topic 815, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions that are either offset or subject to an enforceable master netting arrangement. The disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013, and interim periods therein, with retrospective application required. The adoption of these accounting pronouncements is not expected to have a material impact on the Company’s consolidated financial statements.

In October 2012, the FASB released ASU 2012-06, Subsequent Accounting for an Indemnification Asset Recognized at the Acquisition Date as a Result of a Government-Assisted Acquisition of a Financial Institution. The new guidance clarifies that when a reporting entity recognizes an indemnification asset as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs, the reporting entity should account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the lesser of the contractual term of the indemnification agreement or the remaining life of the indemnified assets. This guidance is effective for annual reporting periods beginning on or after December 15, 2012, and interim periods therein. The Company has previously accounted for its indemnification asset in accordance with this guidance; accordingly, the adoption of this guidance is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

In February 2013, the FASB issued ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. The update amends existing literature to require an entity to provide information about the amounts reclassified out of other comprehensive income by component, and it also requires enhanced disclosure and cross reference on items reclassified out of accumulated other comprehensive income during the reporting period. The update is effective for reporting periods beginning after December 15, 2012. The adoption of the update is not expected to have a significant impact to the Company’s consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Foreclosure. The update amends existing literature to eliminate diversity in practice by clarifying and defining when an in substance repossession or foreclosure occurs. The terms “in substance a repossession or foreclosure” and “physical possession” are not currently defined in the accounting literature, resulting in diversity in practice when a creditor derecognizes a loan receivable and recognizes the real estate property collateralizing the loan receivable as an asset. Additionally, the update requires interim and annual disclosures of both the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The update is effective for annual periods and the interim periods within those annual periods beginning after December 15, 2014. The adoption of the update to existing standards is not expected to have a material impact to the Company’s consolidated financial statements.

2. Business Combinations

North Central Bancshares, Inc.

On June 22, 2012, the Company acquired North Central Bancshares, Inc. (“NCB”), an Iowa bank headquartered in Fort Dodge, Iowa, in a non-FDIC assisted transaction.

NCB operated 11 locations in Iowa. Excluding the effects of purchase accounting adjustments, the Company assumed approximately $356.60 million of deposits of NCB. In addition, the Company purchased approximately $311.64 million in loans, $63.60 million in investment securities, $18.49 million of cash and cash equivalents, $12.05 million in property and equipment, and assumed $14.75 million of FHLB advances and other borrowings.

The Company determined that the NCB transaction constituted a business acquisition. Accordingly, the assets acquired and liabilities assumed as of June 22, 2012, are presented at their fair values in the table below. In many cases, the determination of these fair values required management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change.

The operating results of the Company for the year ended September 30, 2012, include the operating results produced by the acquired assets and assumed liabilities for the period from June 22, 2012 to September 30, 2012.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Approximately $2.20 million of core deposit intangible assets were recorded in connection with this transaction. A bargain purchase gain of $3.95 million was recorded in noninterest income as the fair value of the net assets acquired exceeded the $41.50 million purchase price.

(Amounts in thousands)	As Recorded NCB	Fair Value Adjustments	As Recorded by Great Western
Assets
Cash and cash equivalents	$18,485	$—	$18,485
Investment securities	63,602	(385)	63,217
FHLB stock	1,290	—	1,290
Loans	311,640	(978)	310,662
Allowance	(6,049)	6,049	—

Total loans	305,591	5,071	310,662

Core deposit intangible	—	2,200	2,200
Other real estate owned	1,835	—	1,835
Bank owned life insurance	6,134	—	6,134
Premises and equipment	12,049	843	12,892
Other assets	6,214	(904)	5,310

Total assets acquired	415,200	6,825	422,025

Liabilities
Deposits	356,601	2,065	358,666
FHLB advances and other borrowings	14,750	409	15,159
Accrued interest and other liabilities	1,972	779	2,751

Total liabilities assumed	373,323	3,253	376,576

Net assets acquired	$41,877	$3,572	45,449

Paid to NCB for net assets acquired			41,499

Bargain purchase gain			$3,950

The following is a description of the methods used to determine the fair values of significant assets and liabilities presented previously.

Cash and Due From Banks

The carrying amount of these assets was a reasonable estimate of fair value based on the short-term nature of these assets.

Investment Securities

Fair values for securities were based on quoted market prices, where available. If quoted market prices were not available, fair value estimates were based on observable inputs, including quoted market prices for similar instruments, quoted market prices that were not in an active market, or other inputs that were observable in the market.

FHLB Stock

The carrying amount of FHLB stock was a reasonable estimate of fair value as shares are repurchased at par value.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Loans

The fair value of loans was based on three valuation methodologies: (1) large balance (150 largest relationships, all watch loans, all 30+ days past due) single-family residential, home equity line of credit, 2nd lien home loans, and consumer assets were valued individually using a consumer valuation calculation taking into account a broad range of variables such as FICO scores, current market rates, market spreads, and collateral values; (2) large balance (40 largest relationships, all watch and loans, and all participations) commercial and commercial real estate loans were evaluated on a credit-by-credit basis by both the former NCB officers most familiar with the credits and the Company’s credit officers, taking into account variables such as current market rates, market spreads, collateral values, payment histories, and working knowledge of the respective customers; and (3) other smaller balance and low-risk loans were valued collectively based on past credit history, collateral geography, current market interest rates, and risk grading of the loans. Loans with evidence of credit deterioration at acquisition were not material.

Core Deposit Intangible (“CDI”)

This intangible asset represents the value of the relationships NCB had with its deposit customers. The CDI was valued using an after-tax cost savings methodology, based on the estimated favorable cost of the funding provided by the depositors over their estimated remaining life, as compared with the estimated cost of the Company’s alternative cost of funding (“ACOF”) for that period. It is the present value of this after-tax cost savings generated by the depositors, if any, which is the basis for the value of the depositor relationships.

Other Real Estate Owned (“OREO”)

OREO is presented at the estimated fair value that management expects to receive when the property is sold, net of related costs of disposal. The fair values were determined by third party appraisals.

Bank Owned Life Insurance

Bank owned life insurance is presented at the cash surrender value of the insurance policies. The cash surrender value was considered to be an appropriate proxy for the fair value of the policies on the acquisition date.

Premises and Equipment

The fair value of premises was determined by third party appraisals. Other equipment and fixtures were assessed for usability and the carrying values were adjusted if applicable.

Other Assets

Other assets include subsidiary assets, prepaid expenses, deferred tax assets, and accrued interest. Adjustments were made to reduce multiple subsidiary accruals, write off deferred tax assets not associated with the Company’s acquired property and write off assets held at a subsidiary level due to obsolescence.

Deposits

The fair value of the assumed deposits was determined using a model that incorporated original interest rate and current interest rate information as well as duration/maturity information.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Advances from the Federal Home Loan Bank

On the acquisition date, the Company assumed approximately $14.75 million of advances from the Federal Home Loan Bank, the majority of which paid a coupon of approximately 1.9% and matured in 2015 through 2017. The Company decided to pay down the advances prior to stated maturity, which included a prepayment penalty. The prepayment penalty of $0.41 million was considered as an appropriate proxy for the fair value adjustment on the acquisition date.

TierOne Bank

On June 4, 2010, the Company entered into a purchase and assumption agreement with the FDIC to acquire certain assets and assume substantially all the deposits and certain liabilities of TierOne Bank (“TOB”), a Nebraska state-chartered bank headquartered in Lincoln, Nebraska.

The Company assumed approximately $1,892.20 million of deposits and purchased approximately $1,880.38 million in loans, $101.23 million in OREO, $40.84 million in investment securities and $19.15 million in servicing assets. In connection with the acquisition, the Company entered into two loss sharing agreements with the FDIC. The expected reimbursement under the loss sharing agreements was recorded as a loss share indemnification asset at its estimated fair value on the acquisition date.

Pursuant to the terms of the loss sharing agreements, the FDIC is obligated to reimburse the Company for losses with respect to certain loans, OREO, certain investments securities and other assets (collectively “covered assets”). The loss sharing agreement applicable to single family residential mortgage loans provides for FDIC loss sharing and Bank reimbursements to the FDIC for gains and recoveries for ten years. The loss sharing agreement applicable to commercial loans and other covered assets provides for FDIC loss sharing for five years and Bank reimbursements to the FDIC for gains and recoveries for a total of eight years. Agricultural real estate and operating lines and certain consumer loans were excluded from loss sharing and the losses from these loan types were not included in the calculation of the fair value of the indemnification asset.

Approximately $63.00 million of goodwill and $33.00 million of core deposit intangible assets were recorded in connection with this transaction. The amount of goodwill recorded reflected the difference between the purchase price and the fair value of the net assets acquired. All of the goodwill and core deposit intangible assets recognized are deductible for income tax purposes.

3. Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash and on deposit with the Federal Reserve based on a percentage of deposits. The total requirement was approximately $52.66 million and $46.03 million at September 30, 2013 and 2012, respectively.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

4. Securities

The amortized cost and approximate fair value of investments in securities, all of which are classified as available for sale according to management’s intent, are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of September 30, 2013
U.S. Treasury securities	$—	$—	$—	$—
Mortgage-backed securities:
Government National Mortgage Association	1,470,822	9,634	(21,013)	1,459,443
Federal National Mortgage Association	1	—	—	1
States and political subdivision securities	3,513	19	—	3,532
Corporate debt securities	11,889	133	(9)	12,013
Other	5,449	17	(6)	5,460

	$1,491,674	$9,803	$(21,028)	$1,480,449

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of September 30, 2012
U.S. Treasury securities	$5,005	$102	$—	$5,107
Mortgage-backed securities:
Government National Mortgage Association	1,502,442	28,897	(146)	1,531,193
Federal National Mortgage Association	1	—	—	1
States and political subdivision securities	5,757	57	—	5,814
Corporate debt securities	32,878	1,478	(45)	34,311
Other	5,449	—	—	5,449

	$1,551,532	$30,534	$(191)	$1,581,875

The amortized cost and approximate fair value of debt securities available for sale as of September 30, 2013 and 2012, by contractual maturity, are shown below. Maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or repaid without any penalties.

	September 30, 2013		September 30, 2012
(In Thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$1,497	$1,514	$5,710	$5,914
Due after one year through five years	6,988	7,123	29,733	31,166
Due after five years through ten years	6,917	6,908	8,197	8,152
Due after ten years	—	—	—	—

	15,402	15,545	43,640	45,232

Mortgage-backed securities	1,470,823	1,459,444	1,502,443	1,531,194
Securities without contractual maturities	5,449	5,460	5,449	5,449

	$1,491,674	$1,480,449	$1,551,532	$1,581,875

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Proceeds from sales of securities available for sale were $72.44 million and $542.80 million for the years ended September 30, 2013 and 2012, respectively. Gross gains of $1.70 million and $7.67 million and gross losses of $0.78 million and $0.36 million were realized on the sales for the years ended September 30, 2013 and 2012, respectively, using the specific identification method.

Securities with a carrying value of approximately $1,090.37 million and $833.76 million at September 30, 2013 and 2012, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law. The counterparties do not have the right to sell or pledge the securities the Company has pledged as collateral.

As detailed in the following tables, certain investments in debt securities, which are approximately 62% and 6% of the Company’s investment portfolio at September 30, 2013 and 2012, respectively, are reported in the consolidated financial statements at an amount less than their amortized cost. Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information, implicit or explicit government guarantees, and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. As the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the recovery of their amortized cost basis, which may be maturity, the Company does not consider the securities to be other than temporarily impaired at September 30, 2013 or 2012. For the years ended September 30, 2013 and 2012, the Company did not recognize any other-than-temporary impairment.

The following table presents the Company’s gross unrealized losses and approximate fair value in investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	Less than 12 months		September 30, 2013 12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$852,344	$(19,469)	$56,781	$(1,544)	$909,125	$(21,013)
Corporate debt securities	4,436	(9)	—	—	4,436	(9)
Other	—	—	4,986	(6)	4,986	(6)

	$856,780	$(19,478)	$61,767	$(1,550)	$918,547	$(21,028)

	Less than 12 months		September 30, 2012 12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$93,313	$(146)	$—	$—	$93,313	$(146)
Corporate debt securities	4,949	(45)	—	—	4,949	(45)
Other	—	—	—	—	—	—

	$98,262	$(191)	$—	$—	$98,262	$(191)

The Company’s investments in nonmarketable equity securities are all stock of the Federal Home Loan Bank. The carrying value of Federal Home Loan Bank stock was $28.77 million and $26.80 million as of September 30, 2013 and 2012, respectively, and is reported in other assets on the consolidated balance sheets. No indicators of impairment related to FHLB stock were identified during fiscal year 2013 or 2012.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The components of other comprehensive income from net unrealized gains (losses) on securities available for sale for the years ended September 30, 2013 and 2012 are as follows (in thousands):

	2013	2012
Beginning balance accumulated other comprehensive income	$19,111	$16,542
Net unrealized holding gain (loss) arising during the period	(40,651)	11,376
Reclassification adjustment for net gain realized in net income	(917)	(7,305)

Net change in unrealized gain (loss) before income taxes	(41,568)	4,071
Income tax benefit (expense)	15,376	(1,502)

Net change in unrealized gain (loss) on securities after taxes	(26,192)	2,569

Ending balance accumulated other comprehensive income (loss)	$(7,081)	$19,111

5. Loans

The composition of net loans as of September 30, 2013 and 2012, is as follows (in thousands):

	2013	2012
Residential real estate	$906,469	$940,225
Commercial real estate	2,311,974	2,364,099
Commercial non real estate	1,481,756	1,353,802
Agriculture	1,587,248	1,396,472
Consumer	101,477	127,236
Other	24,711	15,414

	6,413,635	6,197,248
Less:
Allowance for loan losses	(55,864)	(71,878)
Unamortized discount on acquired loans	(34,717)	(55,836)
Unearned net deferred fees and costs and loans in process	(16,245)	(2,838)

	$6,306,809	$6,066,696

The loan breakouts above include loans covered by FDIC loss sharing agreements totaling $347.41 million and $548.78 million as of September 30, 2013 and 2012, respectively, residential real estate loans held for sale totaling $8.27 million and $29.27 million at September 30, 2013 and 2012, respectively, and $841.86 million and $688.80 million of loans and written loan commitments accounted for at fair value as of September 30, 2013 and 2012, respectively.

Unamortized net deferred fees and costs totaled $5.19 million and $2.84 million as of September 30, 2013 and 2012, respectively.

Loans in process represent loans that have been funded as of the balance sheet dates but not classified into a loan category and loan payments received as of the balance sheet dates that have not been applied to individual loan accounts.

Loans guaranteed by agencies of the U.S. government totaled $104.04 million and $90.21 million at September 30, 2013 and 2012, respectively.

Principal balances of residential real estate loans sold totaled $450.01 million and $417.00 million for the years end September 30, 2013 and 2012, respectively.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Principal balances of loans pledged to the Federal Home Loan Bank to collateralize notes payable totaled $1,984.67 million and $1,939.95 million at September 30, 2013 and 2012, respectively.

The following table presents the Company’s nonaccrual loans at September 30, 2013 and 2012 (in thousands), excluding loans covered under the FDIC loss-sharing agreements. Loans greater than 90 days past due and still accruing interest as of September 30, 2013 and 2012, were not significant.

Nonaccrual loans	2013	2012
Residential real estate	$8,746	$10,798
Commercial real estate	57,652	71,455
Commercial non real estate	6,641	7,394
Agriculture	8,236	3,757
Consumer	226	401

Total	$81,501	$93,805

The following table (in thousands) presents the Company’s past due loans at September 30, 2013 and 2012. This table is presented net of unamortized discount on acquired loans and excludes loans measured at fair value with changes in fair value reported in earnings of $841.86 million for 2013 and $688.80 million for 2012.

As of September 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables
Residential real estate	$625	$955	$4,942	$6,522	$721,333	$727,855
Commercial real estate	431	158	9,639	10,228	1,797,884	1,808,112
Commercial non real estate	1,342	198	2,821	4,361	1,219,731	1,224,092
Agriculture	102	4,040	2,867	7,009	1,297,208	1,304,217
Consumer	340	65	44	449	100,214	100,663
Other	—	—	—	—	24,711	24,711

	2,840	5,416	20,313	28,569	5,161,081	5,189,650
Loans covered by FDIC loss sharing agreements	1,307	3,861	6,632	11,800	335,608	347,408

Total	$4,147	$9,277	$26,945	$40,369	$5,496,689	$5,537,058

As of September 30, 2012	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables
Residential real estate	$1,895	$1,232	$3,898	$7,025	$690,195	$697,220
Commercial real estate	6,729	1,051	19,623	27,403	1,817,920	1,845,323
Commercial non real estate	255	—	787	1,042	1,082,061	1,083,103
Agriculture	86	—	435	521	1,137,004	1,137,525
Consumer	282	91	97	470	124,777	125,247
Other	—	—	—	—	15,414	15,414

	9,247	2,374	24,840	36,461	4,867,371	4,903,832
Loans covered by FDIC loss sharing agreements	3,650	1,514	15,082	20,246	528,534	548,780

Total	$12,897	$3,888	$39,922	$56,707	$5,395,905	$5,452,612

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The composition of the loan portfolio by internal risk rating is as follows as of September 30, 2013 and 2012. This table (in thousands) is presented net of unamortized discount on acquired loans and excludes loans measured at fair value with changes in fair value reported in earnings of $841.86 million for 2013 and $688.80 million for 2012:

As of September 30, 2013	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Credit Risk Profile by Internally Assigned Grade
Grade:
Pass	$707,859	$1,652,694	$1,144,131	$1,192,357	$100,087	$24,711	$4,821,839
Watchlist	5,779	72,924	52,576	87,596	164	—	219,039
Substandard	13,039	78,244	23,538	23,963	398	—	139,182
Doubtful	1,178	4,250	3,847	301	14	—	9,590
Loss	—	—	—	—	—	—	—

Ending balance	727,855	1,808,112	1,224,092	1,304,217	100,663	24,711	5,189,650
Loans covered by FDIC loss sharing agreements	167,835	150,745	28,163	525	140	—	347,408

Total	$895,690	$1,958,857	$1,252,255	$1,304,742	$100,803	$24,711	$5,537,058

As of September 30, 2012	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Credit Risk Profile by Internally Assigned Grade
Grade:
Pass	$675,593	$1,564,683	$1,023,721	$1,096,640	$124,476	$15,414	$4,500,527
Watchlist	5,232	173,904	20,880	35,404	76	—	235,496
Substandard	13,789	87,652	33,095	2,622	652	—	137,810
Doubtful	2,606	19,084	5,407	2,859	43	—	29,999
Loss	—	—	—	—	—	—	—

Ending balance	697,220	1,845,323	1,083,103	1,137,525	125,247	15,414	4,903,832
Loans covered by FDIC loss sharing agreements	227,691	234,307	85,609	754	419	—	548,780

Total	$924,911	$2,079,630	$1,168,712	$1,138,279	$125,666	$15,414	$5,452,612

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Impaired Loans

The following table presents the Company’s impaired loans (in thousands). This table excludes loans covered by FDIC loss sharing agreements:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
As of September 30, 2013
Impaired loans:
With an allowance recorded:
Residential real estate	$15,037	$16,815	$3,217	$15,716
Commercial real estate	106,824	123,523	5,341	106,780
Commercial non real estate	31,132	32,557	5,607	34,817
Agriculture	25,563	29,632	3,022	15,522
Consumer	412	656	90	554

	$178,968	$203,183	$17,277	$173,389

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
As of September 30, 2012
Impaired loans:
With an allowance recorded:
Residential real estate	$17,132	$18,757	$3,842	$14,775
Commercial real estate	131,204	147,805	11,369	133,974
Commercial non real estate	41,075	44,715	9,712	30,548
Agriculture	5,481	5,530	2,655	6,401
Consumer	695	1,832	137	950

	$195,587	$218,639	$27,715	$186,648

There were no impaired loans with no valuation allowance as of September 30, 2013 or 2012. Interest income recognized on impaired loans was $7.87 million and $7.73 million for the years ended September 30, 2013 and 2012, respectively.

Restructured Loans

Included in certain loan categories in the impaired loans are troubled debt restructurings (“TDRs”) that were classified as impaired. These TDRs do not include purchased impaired loans. When the Company grants concessions to borrowers such as reduced interest rates or extensions of loan periods that would not be considered other than because of borrowers’ financial difficulties, the modification is considered a TDR. Specific reserves included in the allowance for loan losses for TDRs were $6.43 million and $5.66 million at September 30, 2013 and 2012, respectively. Commitments to lend additional funds to borrowers whose loans were modified in a TDR were not significant as of September 30, 2013 or 2012.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The following table presents the recorded value of the Company’s TDR balances as of September 30, 2013 and 2012 (in thousands):

	September 30, 2013		September 30, 2012
	Accruing	Nonaccrual	Accruing	Nonaccrual
Residential real estate	$662	$1,100	$41	$2,279
Commercial real estate	29,373	49,736	25,323	41,955
Commercial non real estate	4,769	5,007	14,235	5,719
Agriculture	4,326	7,268	410	352
Consumer	—	29	—	—

Total	$39,130	$63,140	$40,009	$50,305

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The following table presents a summary of all accruing loans restructured in TDRs during the years ended September 30, 2013 and 2012:

	Year Ended September 30, 2013			Year Ended September 30, 2012
($ in thousands)	Number	Recorded Investment		Number	Recorded Investment
		Pre- Modification	Post- Modification		Pre- Modification	Post- Modification
Residential real estate
Rate modification	—	$—	$—	—	$—	$—
Term extension	7	663	663	—	—	—
Payment modification	—	—	—	—	—	—
Bankruptcy	1	5	5	—	—	—
Other	—	—	—	—	—	—

Total residential real estate	8	668	668	—	—	—

Commercial real estate
Rate modification	2	990	990	2	12,648	12,648
Term extension	7	4,158	4,158	—	—	—
Payment modification	3	13,497	13,497	1	696	696
Bankruptcy
Other	—	—	—	1	793	793

Total commercial real estate	12	18,645	18,645	4	14,137	14,137

Commercial non real estate
Rate modification	1	529	529	2	1,260	1,260
Term extension	10	14,851	14,851	1	2,663	2,663
Payment modification	9	2,759	2,759	6	9,006	9,006
Bankruptcy
Other	—	—	—	—	—	—

Total commercial non real estate	20	18,139	18,139	9	12,929	12,929

Agriculture
Rate modification	—	—	—	—	—	—
Term extension	6	2,008	2,008	—	—	—
Payment modification	2	1,949	1,949	—	—	—
Bankruptcy
Other	—	—	—	—	—	—

Total agriculture	8	3,957	3,957	—	—	—

Consumer
Rate modification	—	—	—	—	—	—
Term extension	1	3	3	—	—	—
Payment modification	—	—	—	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total consumer	1	3	3	—	—	—

Total accruing	49	$41,412	$41,412	13	$27,066	$27,066

Change in recorded investment due to principal paydown at time of modification	—	—	—	—	—	—
Change in recorded investment due to chargeoffs at time of modification	—	—	—	—	—	—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The following table presents a summary of all non-accruing loans restructured in TDRs during the years ended September 30, 2013 and 2012:

	Year Ended September 30, 2013			Year Ended September 30, 2012
($ in thousands)	Number	Recorded Investment		Number	Recorded Investment
		Pre- Modification	Post- Modification		Pre- Modification	Post- Modification
Residential real estate
Rate modification	—	$—	$—	2	$1,944	$1,944
Term extension	15	638	638	—	—	—
Payment modification	—	—	—	—	—	—
Bankruptcy	2	336	336	—	—	—
Other	2	147	147	3	113	113

Total residential real estate	19	1,121	1,121	5	2,057	2,057

Commercial real estate
Rate modification	2	310	310	2	15,788	15,788
Term extension	7	2,448	2,448	6	5,268	5,268
Payment modification	7	17,578	17,578	4	15,090	15,090
Bankruptcy	3	3,162	3,162	—	—	—
Other	—	—	—	—	—	—

Total commercial real estate	19	23,498	23,498	12	36,146	36,146

Commercial Non Real Estate
Rate modification	1	1,067	1,067	2	1,642	1,642
Term extension	8	1,127	1,127	3	98	98
Payment modification	3	2,051	1,416	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total commercial non real estate	12	4,245	3,610	5	1,740	1,740

Agriculture
Rate modification	—	—	—	—	—	—
Term extension	3	768	768	—	—	—
Payment modification	4	6,196	6,196	—	—	—
Bankruptcy				—	—	—
Other	—	—	—	—	—	—

Total agriculture	7	6,964	6,964	—	—	—

Consumer
Rate modification	2	11	11	—	—	—
Term extension	5	30	30	—	—	—
Payment modification	—	—	—	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total consumer	7	41	41	—	—	—

Total non-accruing	64	$35,869	$35,234	22	$39,943	$39,943

Change in recorded investment due to principal paydown at time of modification	—	—	—	—	—	—
Change in recorded investment due to chargeoffs at time of modification	1	$635	—	—	—	—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

For the years ended September 30, 2013 and 2012, the table below represents defaults on loans that were first modified during the respective fiscal year, that became 90 days or more delinquent or were charged-off during the respective fiscal year.

($ in thousands)	Year Ended September 30, 2013		Year Ended September 30, 2012
	Number of loans	Recorded Investment	Number of loans	Recorded Investment
Residential real estate	5	$647	1	$332
Commercial real estate	7	4,401	5	15,146
Commercial non real estate	1	1,067	2	79
Agriculture	6	5,739	—	—
Consumer	—	—	—	—

	19	$11,854	8	$15,557

The majority of loans that were modified and subsequently became 90 days or more delinquent have remained on nonaccrual status since the time of modification.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

6. Allowance for Loan Losses

The following table presents the Company’s allowance for loan losses roll forward and respective loan balances for 2013 and 2012. This table (in thousands) is presented net of unamortized discount on acquired loans and excludes loans measured at fair value with changes in fair value reported in earnings of $841.86 million, loans held for sale of $8.27 million, and guaranteed loans of $104.04 million for 2013 and loans measured at fair value with changes in fair value reported in earnings of $688.80 million, loans held for sale of $29.27 million, and guaranteed loans of $90.21 million for 2012.

As of September 30, 2013	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Allowance for loan losses

Beginning balance October 1, 2012	$14,761	$30,234	$18,979	$6,906	$542	$456	$71,878
Charge-offs	(1,766)	(19,648)	(3,636)	(4,069)	(244)	(1,851)	(31,214)
Recoveries	279	689	1,206	22	396	1,034	3,626
Provision	1,043	10,925	(5,427)	6,437	(382)	1,054	13,650
Impairment of loans acquired with deteriorated credit quality	(2,538)	362	100	—	—	—	(2,076)

Ending balance September 30, 2013	$11,779	$22,562	$11,222	$9,296	$312	$693	$55,864

Ending balance: individually evaluated for impairment	$3,212	$5,095	$5,594	$3,016	$90	$—	$17,007

Ending balance: collectively evaluated for impairment	$3,533	$16,986	$3,897	$6,280	$222	$693	$31,611

Ending balance: loans acquired with deteriorated credit quality	$5,034	$481	$1,731	$—	$—	$—	$7,246

Ending balance: loans acquired without deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—

Financing receivables
Ending balance	$885,245	$1,926,828	$1,191,500	$1,295,661	$100,803	$24,711	$5,424,748

Ending balance: individually evaluated for impairment	$8,917	$77,620	$27,527	$23,719	$292	$—	$138,075

Ending balance: collectively evaluated for impairment	$589,104	$1,623,274	$1,136,611	$1,240,281	$91,178	$24,711	$4,705,159

Ending balance: loans acquired with deteriorated credit quality	$129,905	$85,022	$8,179	$—	$3,202	$—	$226,308

Ending balance: loans acquired without deteriorated credit quality	$157,319	$140,912	$19,183	$31,661	$6,131	$—	$355,206

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

As of September 30, 2012	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Allowance for loan losses

Beginning balance October 1, 2011	$10,758	$40,733	$16,450	$2,509	$832	$261	$71,543
Charge-offs	(1,625)	(24,854)	(7,304)	(49)	(1,137)	(1,764)	(36,733)
Recoveries	630	3,268	1,386	160	226	1,253	6,923
Provision	1,821	3,976	4,890	4,286	621	706	16,300
Impairment of loans acquired with deteriorated credit quality	3,177	7,111	3,557	—	—	—	13,845

Ending balance September 30, 2012	$14,761	$30,234	$18,979	$6,906	$542	$456	$71,878

Ending balance: individually evaluated for impairment	$3,837	$11,132	$9,698	$2,655	$137	$—	$27,459

Ending balance: collectively evaluated for impairment	$3,364	$16,034	$5,438	$4,251	$405	$456	$29,948

Ending balance: loans acquired with deteriorated credit quality	$7,560	$3,068	$3,843	$—	$—	$—	$14,471

Ending balance: loans acquired without deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—

Financing receivables
Ending balance	$895,393	$2,046,836	$1,125,283	$1,126,504	$123,698	$15,414	$5,333,128

Ending balance: individually evaluated for impairment	$11,283	$119,791	$38,731	$4,650	$448	$—	$174,903

Ending balance: collectively evaluated for impairment	$493,200	$1,592,325	$1,030,922	$1,080,535	$104,091	$15,414	$4,316,487

Ending balance: loans acquired with deteriorated credit quality	$170,042	$136,817	$13,256	$—	$6,026	$—	$326,141

Ending balance: loans acquired without deteriorated credit quality	$220,868	$197,903	$42,374	$41,319	$13,133	$—	$515,597

The reserve for unfunded loan commitments was $.40 million at both September 30, 2013 and 2012.

7. Accounting for Certain Loans Acquired with Deteriorated Credit Quality

As a result of the Company’s acquisition of TierOne Bank, the Company acquired certain loans that had deteriorated credit quality. Loan accounting specific to these purchased impaired loans addresses differences

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

between contractual cash flows expected to be collected from the initial investment in loans if those differences are attributable, at least in part, to credit quality. Several factors were considered when evaluating whether a loan was considered a purchased impaired loan, including the delinquency status of the loan, updated borrower credit status, geographic information, and updated loan-to-values (“LTV”). U.S. GAAP allows purchasers to aggregate purchased impaired loans acquired in the same fiscal quarter in one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Loan pools are periodically reassessed to determine expected cash flows. In determining the expected cash flows, the timing of cash flows and prepayment assumptions for smaller, homogenous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans are fixed or variable rate loans. Prepayments may be assumed on large individual loans that consider similar prepayment factors listed above for smaller homogenous loans. The re-assessment of purchased impaired loans resulted in the following changes in the accretable yield during 2013 and 2012 (in thousands):

Balance at September 30, 2011	$124,926
Accretion	(35,786)
Reclassification from nonaccretable difference	11,829
Disposals	(7,110)

Balance at September 30, 2012	93,859
Accretion	(29,674)
Reclassification from nonaccretable difference	6,815
Disposals	(3,340)

Balance at September 30, 2013	$67,660

The reclassifications from nonaccretable difference noted in the table above represent instances where specific pools of loans are expected to perform better over the remaining lives of the loans than expected at the prior re-assessment date.

The following table provides purchased impaired loans at September 30, 2013 and September 30, 2012 (in thousands):

	September 30, 2013			September 30, 2012
	Outstanding Balance[1]	Recorded Investment[2]	Carrying Value[3]	Outstanding Balance[1]	Recorded Investment[2]	Carrying Value[3]
Residential real estate	$143,998	$129,905	$124,871	$185,076	$170,042	$162,482
Commercial real estate	172,706	85,022	84,541	229,463	136,817	133,749
Commercial non real estate	19,539	8,179	6,448	27,127	13,256	9,413
Consumer	3,721	3,202	3,202	7,624	6,026	6,026

Total lending	$339,964	$226,308	$219,062	$449,290	$326,141	$311,670

1	Represents the legal balance of loans acquired with deteriorated credit quality.
2	Represents the book balance of loans acquired with deteriorated credit quality net of the unamortized discount on acquired loans of $33.09 million in 2013 and $51.21 million in 2012.
3	Represents the book balance of loans acquired with deteriorated credit quality net of the fair value mark and related allowance for loan losses.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Due to improved cash flows of the purchased impaired loans, the reductions to allowance recognized on previous impairments were $4,585 and $6,387 for the years ended September 30, 2013 and 2012, respectively.

8. FDIC Indemnification Asset

Under the terms of the purchase and assumption agreement with the FDIC with regard to the TierOne Bank acquisition, the Company is reimbursed for a portion of the losses incurred on covered assets. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on or sale of collateral, or the sale or charge-off of loans or OREO, any differences between the carrying value of the covered assets versus the payments received during the resolution process, that are reimbursable by the FDIC, are recognized as reductions in the FDIC indemnification asset. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount recoverable from the FDIC. The following table represents a summary of the activity related to the FDIC indemnification asset for the years ended September 2013 and 2012 (in thousands):

	2013	2012
Balance at beginning of year	$68,662	$126,325
Amortization	(12,129)	(11,327)
FDIC portion of charge-offs exceeding fair value marks	(2,106)	4,385
Reduction for claims filed	(8,737)	(50,721)

Balance at end of year	$45,690	$68,662

The loss claims filed are subject to review, approval, and annual audits by the FDIC or its assigned agents for compliance with the terms in the loss sharing agreements.

9. Premises and Equipment

The major classes of premises and equipment and the total amount of accumulated depreciation as of September 30, 2013 and 2012, are as follows (in thousands):

	2013	2012
Land	$23,238	$24,533
Buildings and building improvements	88,171	92,714
Furniture and equipment	42,721	40,573
Construction in progress	55	330

	154,185	158,150
Accumulated depreciation	(39,805)	(30,594)

	$114,380	$127,556

Depreciation expense was $10.70 million and $9.58 million for the years ended September 30, 2013 and 2012, respectively.

10. Derivative Financial Instruments

In the normal course of business, the Company uses interest rate swaps to manage its interest rate risk and market risk in accommodating the needs of its customers. Also, the Company enters into interest rate lock commitments on mortgage loans to be held for sale, with corresponding forward sales contracts related to these interest rate lock commitments.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value.

The following table summarizes the notional amounts and estimated fair values of the Company’s derivative instruments at September 30, 2013 and 2012 (in thousands).

	2013
	Notional Amount	Balance Sheet Location	Positive Fair Value	Negative Fair Value
Derivatives not designated as hedging instruments:
Interest rate swaps	$864,040	Liabilities	$12,404	$(13,555)
Mortgage loan commitments	16,040	Assets	375	—
Mortgage loan forward sale contracts	21,881	Liabilities	—	(375)

	2012
	Notional Amount	Balance Sheet Location	Positive Fair Value	Negative Fair Value
Derivatives not designated as hedging instruments:
Interest rate swaps	$655,208	Liabilities	$—	$(41,456)
Mortgage loan commitments	87,952	Liabilities	11	(1,672)
Mortgage loan forward sale contracts	104,716	Assets	1,672	(11)

As with any financial instrument, derivative financial instruments have inherent risk including adverse changes in interest rates. The Company’s exposure to derivative credit risk is defined as the possibility of sustaining a loss due to the failure of the counterparty to perform in accordance with the terms of the contract. Credit risk associated with interest rate swaps is similar to those relating to traditional on-balance sheet financial instruments. The Company manages interest rate swap credit risk with the same standards and procedures applied to its commercial lending activities. Amounts due from NAB to reclaim cash collateral under the interest rate swap master netting arrangements have not been offset against the derivative balances. These receivables are classified on the consolidated balance sheets as cash and were $0 and $37.37 million as of September 30, 2013 and 2012, respectively.

The effect of derivatives on the consolidated statements of comprehensive income for the years ended September 30, 2013 and 2012 (in thousands) was as follows:

	2013
	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Derivatives not designated as hedging instruments:
Interest rate swaps	Noninterest expense	$40,305
Mortgage loan commitments	Interest income (expense)	375
Mortgage loan forward sale contracts	Interest income (expense)	(375)

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

	2012
	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Derivatives not designated as hedging instruments:
Interest rate swaps	Noninterest expense	$(19,369)
Mortgage loan commitments	Interest income (expense)	(1,661)
Mortgage loan forward sale contracts	Interest income (expense)	1,661

11. The Fair Value Option

The Company has elected to measure certain long-term loans and written loan commitments at fair value to assist in managing the interest rate risk for longer-term loans. This fair value option was elected upon the origination of these loans. Interest income is recognized in the same manner as interest on non-fair value loans.

See Note 23 for additional disclosures regarding the fair value of the fair value option loans and written loan commitments.

Long-term loans and written loan commitments for which the fair value option has been elected had a net unfavorable difference between the aggregate fair value and the aggregate unpaid loan principal balance and written loan commitment amount of approximately $4.83 million and a net favorable amount of approximately $36.33 million at September 30, 2013 and 2012, respectively. The total unpaid principal balance of these long-term loans was approximately $846.69 million and $652.47 million at September 30, 2013 and 2012, respectively. The fair value of these loans and written loan commitments is included in total loans in the consolidated balance sheets and are grouped with commercial non real estate, commercial real estate, and agricultural loans in Note 5. The fair value of these written loan commitments was not material at September 30, 2013 and 2012, respectively. None of the noted loans were greater than 90 days past due or in nonaccrual status as of September 30, 2013 or 2012.

Changes in fair value for items for which the fair value option has been elected and the line items in which these changes are reported are as follows for the years ended September 30, 2013 and 2012 (in thousands):

	2013
	Interest Income	Total Changes in Fair Value
Long-term loans and written loan commitments	$(41,160)	$(41,160)

	2012
	Interest Income	Total Changes in Fair Value
Long-term loans and written loan commitments	$15,093	$15,093

For long-term loans and written loan commitments at September 30, 2013 and 2012, approximately $(0.85) million and $(4.27) million, respectively, of the total change in fair value is attributable to changes in specific credit risk. The gains or losses attributable to changes in instrument-specific credit risk were determined based on an assessment of existing market conditions and credit quality of the underlying loan for the specific portfolio of loans.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

12. Goodwill

Changes in the carrying amount of goodwill for the years ended September 30, 2013 and 2012, are as follows (in thousands):

	2013	2012
Balance, beginning of year	$697,807	$697,807
Arising from prior period purchases	—	—
Arising from business acquisitions	—	—

Balance, end of year	$697,807	$697,807

Annually, the Company performs an impairment analysis to determine whether an adjustment to the carrying value of goodwill is required. The analysis is performed by comparing the fair value of the Bank to the carrying amount of its net assets. Fair value is based on the best information available, such as present value or multiple of earnings techniques. For the years ended September 30, 2013 and 2012, the Company did not recognize any impairment related to goodwill.

13. Core Deposits and Other Intangibles

A summary of intangible assets subject to amortization is as follows (in thousands):

	Core Deposit Intangible	Brand Intangible	Customer Relationships Intangible	Other	Total
As of September 30, 2013
Gross carrying amount	$92,679	$8,464	$16,089	$—	$117,232
Accumulated amortization	(73,668)	(3,008)	(10,112)	—	(86,788)

	$19,011	$5,456	$5,977	$—	$30,444

As of September 30, 2012
Gross carrying amount	$92,679	$8,464	$16,089	$60	$117,292
Accumulated amortization	(56,843)	(2,444)	(8,216)	(44)	(67,547)

	$35,836	$6,020	$7,873	$16	$49,745

Amortization expense of intangible assets was $19.29 million and $19.65 million for the years ended September 30, 2013 and 2012, respectively. The other intangible assets of $0.01 million were written off during 2013 to other expenses.

The estimated amortization expense of intangible assets assumes no activities, such as acquisitions, which would result in additional amortizable intangible assets. Estimated amortization expense of intangible assets in subsequent fiscal years is as follows (in thousands):

2014	$16,215
2015	7,110
2016	2,822
2017	1,097
2018	564
2019 and thereafter	2,636

$30,444

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

14. Deposits

The composition of deposits as of September 30, 2013 and 2012, is as follows (in thousands):

	2013	2012
Noninterest-bearing demand	$1,199,427	$1,076,437
NOW accounts, money market and savings	3,601,796	3,037,382
Time certificates, $100,000 or more	850,817	1,178,095
Other time certificates	1,296,168	1,592,601

	$6,948,208	$6,884,515

At June 22, 2012, in conjunction with the purchase of assets and assumption of liabilities of NCB, the estimated fair value adjustment of the certificates of deposit (CD) was approximately $2.06 million. Monthly amortization is applied according to the estimated lives of the balances affected and is included in deposit interest expense. The unamortized amount was $0.78 million and $1.83 million as of September 30, 2013 and 2012, respectively.

Total amortization of CD fair value adjustments related to the NCB and other acquisitions was $1.54 million and $1.01 million for the years ended September 30, 2013 and 2012, respectively.

At September 30, 2013, the scheduled maturities of time certificates in subsequent fiscal years are as follows (in thousands):

2014	$1,369,276
2015	448,934
2016	139,508
2017	151,687
2018	16,362
2019 and thereafter	21,218

$2,146,985

15. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities underlying the agreements had an amortized cost of approximately $226.16 million and $262.67 million and fair value of approximately $224.16 million and $268.23 million at September 30, 2013 and 2012, respectively. The Company holds the securities under third-party safekeeping agreements.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

16. FHLB Advances, Related Party Notes Payable and Other Borrowings

FHLB advances, related party notes payable, and other borrowings consist of the following at September 30, 2013 and 2012 (in thousands):

	2013	2012
Subordinated capital note to NAB New York (a branch of NAB), due June 2018 (callable June 2014), interest paid quarterly based on LIBOR plus 205 basis points, unsecured	$35,795	$35,795
$10,000 revolving line of credit to NAB due on demand, interest paid monthly based on LIBOR plus 125 basis points, unsecured	5,500	5,500
Notes payable to Federal Home Loan Bank (FHLB), interest rates from 0.31% to 5.81% and maturity dates from October 2013 to July 2023, collateralized by real estate loans and FHLB stock, with various call dates at the option of the FHLB	390,500	305,500
Other	107	121

	$431,902	$346,916

As of September 30, 2013, based on its Federal Home Loan Bank stock holdings, the combined aggregate additional borrowing capacity of the Company with the Federal Home Loan Bank was $770.31 million.

As of September 30, 2013, FHLB advances, related party notes payable and other borrowings are due or callable (whichever is earlier) in subsequent fiscal years as follows (in thousands):

2014	$166,107
2015	65,000
2016	90,000
2017	25,000
2018	60,795
2019 and thereafter	25,000

$431,902

17. Subordinated Debentures

The Company has caused three trusts to be created that have issued Company Obligated Mandatorily Redeemable Preferred Securities (Preferred Securities). These trusts are described herein.

The sole assets of the trusts are junior subordinated deferrable interest debentures (the Debentures) issued by the Company (or assumed as part of the Sunstate Bank acquisition) with interest, maturity, and distribution provisions similar in term to the respective Preferred Securities. Additionally, to the extent interest payments are deferred on the Debentures, payment on the Preferred Securities will be deferred for the same period.

The trusts’ ability to pay amounts due on the Preferred Securities is solely dependent upon the Company making payment on the related Debentures. The Company’s obligation under the Debentures and relevant trust agreements constitute a full, irrevocable, and unconditional guarantee on a subordinated basis by it of the obligations of the trusts under the Preferred Securities.

For regulatory purposes the Debentures qualify as elements of capital. As of September 30, 2013, $56.08 million of Debentures were eligible for treatment as Tier 1 capital.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The Company caused to be issued 22,400 shares, $1,000 par value, of Company Obligated Mandatorily Redeemable Preferred Securities (Preferred Securities) of Great Western Statutory Trust IV on December 17, 2003, through a private placement. The distribution rate is set quarterly at three-month LIBOR plus 285 basis points. Interest Payment Dates are March 17, June 17, September 17 and December 17 of each year, beginning March 17, 2004 and are payable in arrears. The Company may, at one or more times, defer interest payments on the related Debentures for up to 20 consecutive quarters following suspension of dividends on all capital stock. At the end of any deferral period, all accumulated and unpaid distributions must be paid. The Debentures will be redeemed 30 years from the issuance date; however, subject to the Company receiving prior approval of the Federal Reserve, if required, the Company has the right to redeem the Debentures in whole, but not in part, at the Special Redemption Date, at a premium as defined by the Indenture if a “Special Event” occurs prior to December 17, 2008. A “Special Event” means any Capital Treatment Event, an Investment Company Event, or a Tax Event. On or after December 17, 2008, subject to the Company receiving prior approval of the Federal Reserve, if required, the Company has the right to redeem the Debentures at the Redemption Price, in whole or in part, on an Interest Payment Date. The Redemption Price is $1,000 per Preferred Security plus any accrued and unpaid distributions to the date of redemption. Holders of the Preferred Securities have no voting rights. The Preferred Securities are unsecured and rank junior in priority of payment to all of the Company’s senior indebtedness and senior to the Company’s common and preferred stock. Proceeds from the issue were used for general corporate purposes.

The Company caused to be issued 30,000 shares, $1,000 par value, of Company Obligated Mandatorily Redeemable Preferred Securities (Preferred Securities) of GWB Capital Trust VI on March 10, 2006, through a private placement. The distribution rate is set quarterly at three-month LIBOR plus 148 basis points. Interest Payment dates are December 15, March 15, June 15, and September 15 of each year, beginning June 15, 2006, and are payable in arrears. T may, at one or more times, defer interest payments on the related Debentures for up to 20 consecutive quarters following suspension of dividends on all capital stock. At the end of any deferral period, all accumulated and unpaid interest must be paid. The Debentures will be redeemed March 15, 2036; however, subject to the Company receiving prior approval of the Federal Reserve, if required, the Company has the right to redeem the Debentures in whole, but not in part, at any Interest Payment Date, at a premium as defined by the Indenture if a “Special Event” occurs prior to March 15, 2007. A “Special Event” means any Capital Treatment Event, an Investment Company Event, or a Tax Event. On or after March 15, 2011, subject to the Company receiving approval of the Federal Reserve, if required, the Company has the right to redeem the Debentures at the Redemption Price, whole or in part, on an Interest Payment Date.

The Redemption Price is $1,000 per Preferred Security plus any accrued and unpaid interest to the date of redemption. Holders of the Preferred Securities have no voting rights. The Preferred Securities are unsecured and rank junior in priority of payment to all of the Company’s senior indebtedness and senior to the Company’s common and preferred stock. Proceeds from the issue were used for general corporate purposes including redemption of the 9.75% Preferred Securities of GWB Capital Trust II.

The Company acquired the Sunstate Bancshares Trust II in the acquisition of Sunstate Bank. Sunstate Bancshares caused to be issued 2,000 shares, $1,000 par value, of Company Obligated Mandatorily Redeemable Preferred Securities (Preferred Securities) of Sunstate Bancshares Trust II on June 1, 2005, through a private placement. The distribution rate is set quarterly at three-month LIBOR plus 185 basis points. Interest Payment dates are March 15, June 15, September 15, and December 15 of each year, beginning September 15, 2005, and are payable in arrears. The Company may, at one or more times, defer interest payments on the related Debentures for up to 20 consecutive quarters following suspension of dividends on all capital stock. At the end of any deferral period, all accumulated and unpaid interest must be paid. The Debentures will be redeemed June 15, 2035; however, subject to the Company receiving prior approval of the Federal Reserve, if required, the Company has the right to redeem the Debentures in whole or in part, at any time, within 90 days following the

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

occurrence of a Special Event, at a premium as defined by the Indenture if a “Special Event” occurs prior to June 15, 2010. A “Special Event” means any Capital Treatment Event, an Investment Company Event, or a Tax Event. On or after June 15, 2010, subject to the Company receiving prior approval of the Federal Reserve, if required, the Company has the right to redeem the Debentures at the Redemption Price, in whole or in part, on an Interest Payment Date. The Redemption Price is $1,000 per Preferred Security plus any accrued and unpaid interest to the date of redemption. Holders of the Preferred Securities have no voting rights. The Preferred Securities are unsecured and rank junior in priority of payment to all of the Company’s senior indebtedness and senior to the Company’s common and preferred stock. Relating to the trusts, the Company held as assets $1.68 million in common shares at September 30, 2013 and 2012.

18. Income Taxes

The provision for income taxes charged to operations consists of the following for the years ended September 30, 2013 and 2012 (in thousands):

	2013	2012
Currently paid or payable
Federal	$51,828	$51,677
State	8,158	7,200

	59,986	58,877
Deferred tax (benefit) expense	(6,088)	(14,719)

Income tax expense	$53,898	$44,158

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following for the years ended September 30, 2013 and 2012 (in thousands):

	2013	2012
Computed “expected” tax expense (35%)	$52,550	$41,004
Increase (decrease) in income taxes resulting from:
Tax exempt interest income	(3,856)	(2,348)
State income taxes, net of federal benefit	5,303	4,680
Other	(99)	822

Actual tax expense	$53,898	$44,158

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Net deferred tax assets (liabilities) consist of the following components at September 30, 2013 and 2012 (in thousands):

	2013	2012
Deferred tax assets:
Allowance for loan losses	$19,932	$22,187
Compensation	320	420
Net operating loss carryforward	170	216
Securities available for sale	4,144	—
Other real estate owned	7,072	18,889
Core deposit intangible and other fair value adjustments	6,617	1,455
Other	4,834	2,768

	43,089	45,935

Deferred tax liabilities:
Goodwill and other intangibles	(2,619)	(20,214)
Securities available for sale	—	(11,232)
Premises and equipment	(6,132)	(8,235)
Other	(1,712)	(1,256)

	(10,463)	(40,937)

Net deferred tax assets (liabilities)	$32,626	$4,998

At September 30, 2013 and 2012, the Company had an income tax payable to National Americas Investment, Inc. (a wholly owned subsidiary of National Americas Holdings, LLC) for $12.39 million and $5.63 million (included in income tax payable).

Management has determined a valuation reserve is not required for the deferred tax assets because it is more likely than not these assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and future taxable income.

Uncertain tax positions were not significant at September 30, 2013 or 2012.

The Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2008.

19. Profit-Sharing Plan

The Company participates in a multiple employer 401(k) profit sharing plan (the Plan). All employees are eligible to participate, beginning with the first day of the month coincident with or immediately following the completion of one year of service and having reached the age of 21. In addition to employee contributions, the Company may contribute discretionary amounts for eligible participants. Contribution rates for participating employers must be equal. The Company contributed $4.48 million and $4.13 million to the Plan for the years ended September 30, 2013 and 2012, respectively.

As part of the NCB business combination, the Company acquired a multiple employer noncontributory tax-qualified defined benefit plan (the Retirement Plan). Effective July 1, 2008, the Retirement Plan was frozen, eliminating all future benefit accruals.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

20. Regulatory Matters

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval and are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table following) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all defined in the regulations). The Company met all capital adequacy and net worth requirements to which they are subject as of September 30, 2013 and 2012.

The most recent notifications from the regulatory agencies categorize the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since those notifications that management believes have changed the categories.

As an approved mortgage seller, the Bank is required to maintain a minimum level of capital specified by the United States Department of Housing and Urban Development. At September 30, 2013 and 2012, the Bank met these requirements.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Capital amounts and ratios are presented in the following table (in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2013
Total risk based capital (to risk-weighted assets):
Consolidated	$846,689	13.80%	$490,865	8.00%	N/A	N/A
Bank	848,534	13.83%	490,793	8.00%	$613,492	10.00%

Tier 1 risk based capital (to risk-weighted assets):
Consolidated	762,189	12.42%	245,433	4.00%	N/A	N/A
Bank	792,670	12.92%	245,397	4.00%	368,095	6.00%

Tier 1 leverage capital (to average assets):
Consolidated	762,189	9.20%	331,374	4.00%	N/A	N/A
Bank	792,670	9.45%	335,348	4.00%	419,185	5.00%

As of September 30, 2012
Total risk based capital (to risk-weighted assets):
Consolidated	$794,517	13.70%	$463,879	8.00%	N/A	N/A
Bank	794,074	13.69%	464,000	8.00%	$579,999	10.00%

Tier 1 risk based capital (to risk-weighted assets):
Consolidated	686,844	11.85%	231,939	4.00%	N/A	N/A
Bank	722,196	12.45%	232,000	4.00%	348,000	6.00%

Tier 1 leverage capital (to average assets):
Consolidated	686,844	8.32%	330,137	4.00%	N/A	N/A
Bank	722,196	8.75%	330,137	4.00%	412,671	5.00%

21. Commitments and Contingencies

Financial Instruments with Off-Balance-Sheet Risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. They involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. A summary of the Company’s commitments as of September 30, 2013 and 2012, is as follows (in thousands):

	2013	2012
Commitments to extend credit	$1,713,869	$1,451,680
Letters of credit	51,893	61,111

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

upon, the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The credit and collateral policy for commitments and letters of credit is comparable to that for granting loans.

Asset Sales

The Bank has provided guarantees in connection with the sale of loans and has assumed a similar obligation in its acquisitions of TierOne Bank in June 2010 and NCB in June 2012. The guarantees are generally in the form of asset buy back or make whole provisions that are triggered upon a credit event and remain in effect until the loans are collected. The maximum potential future payment related to these guarantees is not readily determinable because the Company’s obligation under these agreements depends on the occurrence of future events. There were $0.16 million loans repurchased for the year ended September 30, 2013, which have subsequently been charged off. Incurred losses related to these repurchased loans and guaranteed loans as of September 30, 2013 and 2012, are not significant.

Financial Instruments with Concentration of Credit Risk by Geographic Location

A substantial portion of the Company’s customers’ ability to honor their contracts is dependent on the economy in eastern and northern Nebraska, northern Missouri, northeastern Kansas, Iowa, southeastern Arizona, central Colorado, and South Dakota. Although the Company’s loan portfolio is diversified, there is a relationship in these regions between the agricultural economy and the economic performance of loans made to nonagricultural customers. The concentration of credit in the regional agricultural economy is taken into consideration by management in determining the allowance for loan losses.

Lease Commitments

The Company leases several branch locations under terms of operating lease agreements expiring through December 31, 2021. The Company has the option to renew these leases for periods that range from 1 to 5 years. Total rent expense for these leases for the years ended September 30, 2013 and 2012, was $5.62 million and $5.32 million, respectively.

Approximate future minimum rental payments for operating leases in excess of one year in subsequent fiscal years are as follows (in thousands):

2014	$4,324
2015	3,644
2016	3,080
2017	2,464
2018	1,721
2019 and thereafter	2,327

$17,560

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company’s consolidated financial statements.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The Company was a defendant in a case that challenged the Company’s ordering of transactions posted to customer checking accounts. The Company entered into and satisfied the settlement during 2012. The settlement was not material to the Company’s consolidated financial statements.

22. Transactions With Related Parties

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, executive officers, their immediate families, and affiliated companies in which they have 10% or more beneficial ownership (commonly referred to as related parties). Total loans committed to related parties were not significant at September 30, 2013 and 2012.

In conjunction with the purchase of the Company on June 3, 2008, the subordinated capital notes with Capital Investors, LLC were redeemed and a new subordinated capital note was issued to NAB New York (a branch of NAB) in the amount of $35.80 million. The subordinated capital note bears interest at a floating rate of LIBOR plus 205 basis points and is due June 3, 2018, with interest payable quarterly. The interest rate at September 30, 2013, was 2.51685%, and resets quarterly on each September 3, December 3, March 3, and June 3. The Company has the right, subject to regulatory approval, to prepay the subordinated capital note without penalty. The Company’s obligations under its Preferred Securities guarantee and the junior subordinated debentures are unsecured and rank junior to the Company’s obligations under its subordinated capital note.

In addition, the Company obtained a $10.00 million revolving line of credit with NAB, which is due on demand. The line of credit has an interest rate of LIBOR plus 125 basis points, with interest payable quarterly. The interest rate was 1.43206% at September 30, 2013, and will reset on December 5. There were outstanding advances of $5.50 million on this line of credit at September 30, 2013 and 2012.

NAB acts as the counterparty for all of the Company’s interest rate swaps. These swaps are discussed in Note 10.

NAB acts as a dealer on certain security purchases. Securities purchased from NAB totaled $56.12 million for the year ended September 30, 2013. No commissions were paid to NAB in connection with these purchases.

Interest paid to related parties for notes payable as discussed above and in Note 16 was $0.91 million and $1.00 million for the years ended September 30, 2013 and 2012, respectively.

NAB provides the Company’s employees with restricted shares of NAB stock subsequent to meeting short- and long-term incentive goals. A payable is recorded between the Company and NAB based on the value and vesting schedule of issued shares. The liability included in accrued expenses on the consolidated balance sheets was $2.36 million and $1.92 million at September 30, 2013 and 2012, respectively. The expense related to the restricted shares was $1.94 million and $2.14 million for the years ended September 30, 2013 and 2012, respectively, and is included within salaries and employee benefits on the consolidated statements of comprehensive income.

23. Fair Value of Financial Instruments and Interest Rate Risk

The Company measures, monitors and discloses certain of its assets and liabilities on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value guidance also establishes a fair

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Level 1 inputs are considered to be the most transparent and reliable and Level 3 inputs are considered to be the least transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (Level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although in some instances, third party price indications may be available, limited trading activity can challenge the observability of these quotations.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Available for Sale

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities are based on valuations using quoted prices. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include U.S. Treasury, U.S. government agency, agency mortgage-backed, states and political subdivisions, corporate debt, and other securities. Where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Interest Rate Swaps and Loans

Interest rate swaps are valued using the system used to value all of NAB’s traded securities and derivatives using LIBOR rates. The fair value of loans accounted for under the fair value option represents the net carrying value of the loan, plus the equal and opposite amount of the value of the swap needed to hedge the interest rate risk and an adjustment for credit risk based on our assessment of existing market conditions for the specific portfolio of loans. This is used due to the strict prepayment penalties put in the loan terms to cover the cost of exiting the hedge of the loans in the case of early prepayment or termination. The adjustment for credit risk on loans accounted for under the fair value option is not significant to the overall fair value of the loans. The fair values

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

estimated by NAB use interest rates that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy. The Company is required to post cash collateral to NAB for interest rate derivative contracts that are in a liability position, thus a credit risk adjustment on interest rate swaps is not warranted.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
As of September 30, 2013
U.S. Treasury securities	$—	$—	$—	$—
Mortgage-backed securities	1,459,444	—	1,459,444	—
States and political subdivision securities	3,532	—	3,532	—
Corporate debt securities	12,013	—	12,013	—
Other	5,460	—	5,460	—

Securities available for sale	$1,480,449	$—	$1,480,449	$—

Derivatives—assets	$375	$—	$375	$—
Derivatives—liabilities	1,526	—	1,526	—
Fair value loans and written loan commitments	841,862	—	841,862	—

	Fair Value	Level 1	Level 2	Level 3
As of September 30, 2012
U.S. Treasury securities	$5,107	$—	$5,107	$—
Mortgage-backed securities	1,531,194	—	1,531,194	—
States and political subdivision securities	5,814	—	5,814	—
Corporate debt securities	34,311	—	34,311	—
Other	5,449	—	5,449	—

Securities available for sale	$1,581,875	$—	$1,581,875	$—

Derivatives—assets	$1,661	$—	$1,661	$—
Derivatives—liabilities	43,117	—	43,117	—
Fair value loans and written loan commitments	688,799	—	688,799	—

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for estimating fair value include using the fair value of the collateral for collateral dependent loans or, where a loan is determined not to be collateral dependent, using the discounted cash flow method.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of the impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor, if necessary, to the appraised value and including costs to sell. Because many of these inputs are not observable, the measurements are classified as Level 3.

Other Real Estate Owned (OREO)

Other real estate owned consists of loan collateral that has been repossessed through foreclosure. This collateral is comprised of commercial and residential real estate. OREO is recorded initially at fair value of the collateral less estimated selling costs. Subsequent to foreclosure, valuations are updated periodically, and the assets may be marked down further to fair value less selling costs, reflecting a valuation allowance. Fair value measurements may be based upon appraisals, third-party price opinions, or internally developed pricing methods. These measurements are classified as Level 3.

Mortgage Loans Held for Sale

Fair value of mortgage loans held for sale is based on either quoted prices for the same or similar loans, or values obtained from third parties, or are estimated for portfolios of loans with similar financial characteristics and are therefore considered a Level 2 valuation.

The following tables present the fair value measurement of assets and liabilities measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at September 30, 2013 and 2012 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
As of September 30, 2013
Other real estate owned	$40,723	$—	$—	$40,723
Impaired loans	154,512	—	—	154,512
Loans held for sale, at lower of cost or fair value	8,271		8,271

As of September 30, 2012
Other real estate owned	$24,145	$—	$—	$24,145
Impaired loans	148,497	—	—	148,497
Loans held for sale, at lower of cost or fair value	29,268		29,268

The valuation techniques and significant unobservable inputs used to measure Level 3 fair value measurements at September 30, 2013 were as follows:

Financial Instrument	Fair Value of Assets/ (Liabilities) at September 30, 2013	Valuation Technique(s)	Unobservable Input	Range	Weighted Average
Other real estate owned	$40,723	Appraisal value	Property specific adjustment	N/A	N/A
Impaired loans	$154,512	Appraisal value	Property specific adjustment	N/A	N/A

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Fair Value of Financial Instruments

For financial instruments that have quoted market prices, those quotes are used to determine fair value. Financial instruments that have no defined maturity, have a remaining maturity of 180 days or less, or reprice frequently to a market rate are assumed to have a fair value that approximates carrying value, after taking into consideration any applicable credit risk. If no market quotes are available, financial instruments are valued by discounting the expected cash flows using an estimated current market interest rate for the financial instrument.

The short maturity of the Company’s assets and liabilities results in having a significant number of financial instruments whose fair value equals or closely approximates carrying value. Such financial instruments are reported in the following consolidated balance sheet categories: cash and due from banks, securities sold under agreements to repurchase, and accrued interest.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include premises and equipment, deferred income taxes, goodwill, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Off-balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable rates. Therefore, both the carrying amount and the estimated fair value associated with these instruments are immaterial. Fair values for balance sheet instruments as of September 30, 2013 and 2012, are as follows (in thousands):

		2013		2012
	Level in Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and due from banks	Level 1	$282,157	$282,157	$255,985	$255,985
Loans, net excluding fair valued loans and loans held for sale	Level 3	5,456,676	5,420,963	5,348,629	5,344,167
Accrued interest receivable	Level 2	41,065	41,065	40,736	40,736
Federal Home Loan Bank stock	Level 2	28,765	28,765	26,798	26,798

Liabilities
Deposits	Level 3	$(6,948,208)	$(6,959,936)	$(6,884,515)	$(6,904,210)
FHLB advances, related party notes payable, and other borrowings	Level 2	(431,902)	(421,593)	(346,916)	(345,901)
Securities sold under repurchase agreements	Level 2	(217,562)	(217,562)	(235,572)	(235,572)
Accrued interest payable	Level 2	(6,790)	(6,790	(11,460)	(11,460)
Subordinated debentures	Level 2	(56,083)	(56,084)	(56,083)	(56,086)

The following methods and assumptions were used in estimating the fair value of financial instruments that were not previously disclosed:

Cash and cash due from banks: Due to the short term nature of cash and cash equivalents, the estimated fair value is equal to the carrying value and they are categorized as a Level 1 fair value measurement.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Loans, net excluding fair valued loans and loans held for sale: The fair value of the loan portfolio is estimated using observable inputs including estimated cash flows, and discount rates based on interest rates currently being offered for loans with similar terms, to borrowers of similar credit quality. Loans held for investment are categorized as a Level 3 fair value measurement.

Accrued interest receivable: Due to the nature of accrued interest receivable, the estimated fair value is equal to the carrying value and they are categorized as a Level 2 fair value measurement.

Federal Home Loan Bank stock: The carrying amount of FHLB stock approximates its fair value as it can only be redeemed with the FHLB at par value. Federal Home Loan Bank stock has been categorized as a Level 2 fair value measurement.

Deposits: The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW, and money market accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits, taking into account the option for early withdrawal. The discount rate is estimated using the rates offered by the Company, at the respective measurement dates, for deposits of similar maturities. Deposits have been categorized as a Level 3 fair value measurement.

FHLB advances, related party notes payable, and other borrowings: The fair value of FHLB advances, related party notes payable, and other borrowings is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements. In the absence of a reasonably precise methodology to determine the fair value of the credit agreement, carrying value has been used to represent fair value. FHLB advances, related party notes payable, and other borrowings have been categorized as a Level 2 fair value measurement.

Securities sold under repurchase agreements: The Company’s repurchase agreements are overnight transactions that mature the day after the transaction, and as a result of this short-term nature, the estimated fair value equals the carrying value. Securities sold under repurchase agreements have been categorized as a Level 2 fair value measurement.

Accrued interest payable: Due to the nature of accrued interest payable, the estimated fair value is equal to the carrying value and they are categorized as a Level 2 fair value measurement.

Subordinated Debentures: The fair value of subordinated debentures is estimated using discounted cash flow analysis, based on current incremental debt rates. In the absence of a reasonably precise methodology to determine the fair value of the credit agreement, carrying value has been used to represent fair value. Subordinated debentures have been categorized as a Level 2 fair value measurement.

24. Earnings per Share

Basic earnings per share computations for the years ended September 30, 2013 and 2012 were determined by dividing net income by the weighted-average number of common shares outstanding during the years then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

The following information was used in the computation of basic earnings per share (EPS) for the years ended September 30, 2013 and 2012 (in thousands except share data).

	2013	2012
Basic earnings per share computation:
Net income	$96,243	$72,995
Weighted average common shares outstanding	198,731	198,731

Basic EPS	$484.29	$367.31

25. Parent Company Only Financial Statements

Parent company only financial information for Great Western Bancorporation, Inc. is summarized as follows:

Condensed Balance Sheets

(In thousands)

	September 30
	2013	2012
Assets
Cash and due from banks	$6,710	$2,512
Investment in subsidiaries	1,503,778	1,480,008
Investment in affiliates	1,683	1,683
Accrued interest receivable	2	2
Net deferred tax assets	413	566
Other assets	14,521	7,482

Total assets	$1,527,107	$1,492,253

Liabilities and stockholder’s equity
Related party notes payable	$41,295	$41,295
Subordinated debentures	56,083	56,083
Accrued interest payable	113	121
Income taxes payable	12,390	5,629
Accrued expenses and other liabilities	12	562

Total liabilities	109,893	103,690

Stockholder’s equity
Common stock	199	199
Additional paid-in capital	1,260,504	1,260,504
Retained earnings	163,592	108,749
Accumulated other comprehensive income (loss)	(7,081)	19,111

Total stockholder’s equity	1,417,214	1,388,563

Total liabilities and stockholder’s equity	$1,527,107	$1,492,253

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Condensed Statements of Comprehensive Income

(In thousands)

	Year Ended September 30
	2013	2012
Interest and dividend income
Dividends on securities	$112	$264
Federal funds sold and other	40	43

Total interest and dividend income	152	307

Interest expense
Related party notes payable	950	1,007
Subordinated debentures	1,347	1,436

Total interest expense	2,297	2,443

Net interest income (loss)	(2,145)	(2,136)

Noninterest income
Net gain (loss) on sale of investments	(73)	(363)
Other	—	23

Total noninterest income	(73)	(340)

Noninterest expense
Salaries and employee benefits	906	1,655
Data processing	203	1
Equipment expenses	—	1
Advertising	—	1
Communication expenses	—	1
Professional fees	135	120
Other	2,112	1,405

Total noninterest expense	3,356	3,184

Income (loss) before equity in net income of subsidiaries and income taxes	(5,574)	(5,660)
Equity in net income of subsidiaries	99,862	76,598
Provision for income taxes	(1,955)	(2,057)

Net income	$96,243	$72,995

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements

Condensed Statements of Cash Flows

(In thousands)

	Year Ended September 30
	2013	2012
Operating Activities
Net income	$96,243	$72,995
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	—	1
Deferred income taxes	750	(1,817)
Changes in:
Prepaid expenses and other assets	(875)	9,213
Accrued interest and other liabilities	(558)	369
Equity in undistributed net income of subsidiaries	(49,962)	(30,796)

Net cash provided by operating activities	45,598	49,965

Financing Activities
Net change in note payable to NAB	—	(7,000)
Dividends paid	(41,400)	(41,800)

Net cash used in financing activities	(41,400)	(48,800)

Change in cash and due from banks	4,198	1,165
Cash and due from banks, beginning of year	2,512	1,347

Cash and due from banks, end of year	$6,710	$2,512

GREAT WESTERN BANCORPORATION, INC.

Consolidated Balance Sheets

(In Thousands, Except Share Data)

	March 31, 2014 (Unaudited)	September 30, 2013
Assets
Cash and due from banks	$423,148	$282,157
Securities	1,316,338	1,480,449
Investment in affiliates	1,683	1,683
Loans, net of allowance for loan losses of $47,153 and $55,864 at March 31, 2014 and September 30, 2013, respectively (includes $291,973 and $347,408 of loans covered by FDIC loss share agreements at March 31, 2014 and September 30, 2013, respectively, $880,546 and $841,862 of loans and written loan commitments at fair value under the fair value option at March 31, 2014 and September 30, 2013, respectively, and $5,375 and $8,271 of loans held for sale at March 31, 2014 and September 30, 2013, respectively)	6,484,610	6,306,809
Premises and equipment	109,264	114,380
Accrued interest receivable	37,263	41,065
Other repossessed property (includes $19,360 and $24,412 of property covered under FDIC loss share agreements at March 31, 2014 and and September 30, 2013, respectively)	77,223	57,422
FDIC indemnification asset	37,775	45,690
Goodwill	697,807	697,807
Core deposits and other intangibles	21,065	30,444
Net deferred tax assets	34,377	32,626
Other assets	34,327	43,726

Total assets	$9,274,880	$9,134,258

Liabilities and stockholder’s equity
Deposits:
Noninterest-bearing	$1,268,925	$1,199,427
Interest-bearing	5,983,759	5,748,781

Total deposits	7,252,684	6,948,208
Securities sold under agreements to repurchase	204,793	217,562
FHLB advances and other borrowings	230,100	390,607
Related party notes payable	41,295	41,295
Subordinated debentures	56,083	56,083
Fair value of derivatives	107	1,526
Accrued interest payable	5,559	6,790
Income tax payable	10,995	12,390
Accrued expenses and other liabilities	35,608	42,583

Total liabilities	7,837,224	7,717,044

Stockholder’s equity
Common stock, $1 par value, authorized 250,000 shares; issued and outstanding at March 31, 2014 and September 30, 2013—198,731 shares	199	199
Additional paid-in capital	1,260,504	1,260,504
Retained earnings	184,167	163,592
Accumulated other comprehensive income (loss)	(7,214)	(7,081)

Total stockholder’s equity	1,437,656	1,417,214

Total liabilities and stockholder’s equity	$9,274,880	$9,134,258

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Comprehensive Income (Unaudited)

(In Thousands, Except Share and Per Share Data)

	Six Months Ended
	March 31, 2014	March 31, 2013
Interest and dividend income
Loans	$150,279	$139,188
Taxable securities	13,592	14,084
Nontaxable securities	28	92
Dividends on securities	400	423
Federal funds sold and other	301	205

Total interest and dividend income	164,600	153,992

Interest expense
Deposits	13,310	18,227
Securities sold under agreements to repurchase	289	336
FHLB advances and other borrowings	1,840	1,405
Related party notes payable	460	479
Subordinated debentures and other	660	695

Total interest expense	16,559	21,142

Net interest income	148,041	132,850

Provision for loan losses	(3,565)	10,534

Net interest income after provision for loan losses	151,606	122,316

Noninterest income
Service charges and other fees	20,033	20,254
Net gain on sale of loans	2,563	7,985
Casualty insurance commissions	557	661
Investment center income	1,179	1,237
Net gain on sale of securities	6	1,696
Trust department income	1,905	1,683
Net gain from sale of repossessed property and other assets	849	1,692
Other	2,702	6,852

Total noninterest income	29,794	42,060

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Comprehensive Income (Unaudited)

(In Thousands, Except Share and Per Share Data)

	Six Months Ended
	March 31, 2014	March 31, 2013
Noninterest expense
Salaries and employee benefits	$47,050	$51,841
Occupancy expenses, net	8,719	9,452
Data processing	9,751	8,778
Equipment expenses	2,022	2,196
Advertising	2,172	3,439
Communication expenses	2,356	2,520
Professional fees	6,003	6,024
Derivatives, net (gain) loss	(1,078)	(14,124)
Amortization of core deposits and other intangibles	9,379	9,769
Other	11,023	12,986

Total noninterest expense	97,397	92,881

Income before income taxes	84,003	71,495
Provision for income taxes	29,428	25,893

Net income	$54,575	$45,602

Other comprehensive income (loss)—change in net unrealized gain (loss) on securities available-for-sale (net of deferred income taxes of $262 and $2,788 for the six months ended March 31, 2014 and 2013, respectively)	(133)	(4,758)

Comprehensive income	$54,442	$40,844

Basic earnings per share
Weighted average number of shares outstanding	198,731	198,731
Earnings per share	$274.62	$229.47

Dividends per share
Dividends issued	$34,000	$41,400
Dividends per share	$171.09	$208.33

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Stockholder’s Equity (Unaudited)

(In Thousands, Except Share and Per Share Data)

	Comprehensive Income	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, September 30, 2012		$199	$1,260,504	$108,749	$19,111	$1,388,563
Net income	$45,602	—	—	45,602	—	45,602
Other comprehensive income (loss), net of tax:
Net change in net unrealized gain (loss) on securities available for sale	(4,758)	—	—	—	(4,758)	(4,758)

Comprehensive income	$40,844

Cash dividends paid:
Common stock, $97.62 per share		—	—	(19,400)	—	(19,400)
Common stock, $110.71 per share		—	—	(22,000)	—	(22,000)

Balance, March 31, 2013		199	1,260,504	112,951	14,353	1,388,007

Balance, September 30, 2013		$199	$1,260,504	$163,592	$(7,081)	$1,417,214
Net income	$54,575	—	—	54,575	—	54,575
Other comprehensive income (loss), net of tax:
Net change in net unrealized gain (loss) on securities available for sale	(133)	—	—	—	(133)	(133)

Comprehensive income	$54,442

Cash dividends paid:
Common stock, $171.09 per share		—	—	(34,000)	—	(34,000)

Balance, March 31, 2014		$199	$1,260,504	$184,167	$(7,214)	$1,437,656

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Consolidated Statements of Cash Flows (Unaudited)

(In Thousands)

	Six Months Ended
	March 31, 2014	March 31, 2013
Operating activities
Net income	$54,575	$45,602
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,315	22,561
Net gain on sale of securities	(6)	(1,696)
Net gain on sale of loans	(2,563)	(7,985)
Net loss on sale of premises and equipment	1,195	387
Net gain from sale of repossessed assets and other assets	(849)	(1,692)
Provision for loan losses	(3,565)	10,534
Provision for repossessed assets	2,125	(216)
Proceeds from FDIC indemnification claims	2,365	4,671
Originations of residential real estate loans held-for-sale	(84,951)	(238,769)
Proceeds from sales of residential real estate loans held-for-sale	90,410	262,208
Net deferred income taxes	(1,489)	(9,566)
Changes in:
Accrued interest receivable	3,802	1,733
Other assets	1,898	5,679
FDIC indemnification asset	5,550	4,098
FDIC clawback liability	534	118
Accrued interest payable and other liabilities	(10,553)	(1,387)

Net cash provided by operating activities	77,793	96,280

Investing activities
Purchase of securities available for sale	—	(234,318)
Proceeds from sales and maturities of securities available for sale	158,816	283,593
Net increase in loans	(207,963)	(98,007)
Purchase of premises and equipment	(1,624)	(1,908)
Proceeds from sale of premises and equipment	515	1,992
Proceeds from sale of other assets	9,752	25,674
Redemption of FHLB stock	6,502	4,353

Net cash used in investing activities	(34,002)	(18,621)

Financing activities
Net increase in deposits	304,476	56,201
Net decrease in securities sold under agreements to repurchase	(12,769)	(9,904)
Repayments of FHLB advances and other borrowings	(160,507)	(115,003)
Dividends paid	(34,000)	(41,400)

Net cash provided by (used in) financing activities	97,200	(110,106)

Net change in cash and due from banks	140,991	(32,447)
Cash and due from banks, beginning of period	282,157	255,985

Cash and due from banks, end of period	$423,148	$223,538

Supplemental disclosures of cash flows information
Cash payments for interest	$17,790	$23,618

Cash payments for income taxes	$33,695	$17,193

Supplemental schedules of noncash investing and financing activities
Loans transferred to repossessed assets and other assets	$(30,829)	$(14,855)

See accompanying notes.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

1. Basis of Presentation

Great Western Bancorporation, Inc. (the “Company”) is a bank holding company organized under the laws of Iowa. The primary business of the Company is ownership of its wholly owned subsidiary, Great Western Bank (the “Bank”). The Bank is a full-service regional bank focused on relationship-based business and agri-business banking in Arizona, Colorado, Iowa, Kansas, Missouri, Nebraska, and South Dakota. The Company and the Bank are subject to the regulation of certain federal and/or state agencies and undergo periodic examinations by those regulatory authorities. Substantially all of the Company’s income is generated from banking operations. The Company is a wholly owned indirect subsidiary of National Australia Bank Limited (“NAB”).

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and reflect all adjustments that are, in the opinion of management, necessary for the fair presentation of the financial position and results of operations for the periods presented. All such adjustments are of a normal recurring nature. The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ending September 30, 2013. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the year or any other period.

The accompanying unaudited consolidated financial statements include the accounts and results of operations of the Company and its subsidiaries after elimination of all significant intercompany accounts and transactions. The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

The Company has evaluated all events or transactions that occurred through the date the Company issued these financial statements. During this period, the Company did not have any material recognizable or non-recognizable subsequent events.

2. New Accounting Pronouncements

In January 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-04, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The update amends existing literature to eliminate diversity in practice by clarifying and defining when an in substance repossession or foreclosure occurs. The terms “in substance repossession or foreclosure” and “physical possession” are not currently defined in the accounting literature, resulting in diversity in practice when a creditor derecognizes a loan receivable and recognizes the real estate property collateralizing the loan receivable as an asset. Additionally, the update requires interim and annual disclosures of both the amount of foreclosed residential real estate property and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure. The update is effective for annual periods and the interim periods within those annual periods beginning after December 15, 2014. The adoption of the update to existing standards is not expected to have a material impact to the Company’s consolidated financial statements.

3. Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash and on deposit with the Federal Reserve based on a percentage of deposits. The total requirement was approximately $46.37 million and $52.66 million at March 31, 2014 and September 30, 2013, respectively.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

4. Securities

The amortized cost and approximate fair value of investments in securities, all of which are classified as available for sale according to management’s intent, are summarized as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of March 31, 2014
Mortgage-backed securities:
Government National Mortgage Association	$1,312,135	$7,660	$(19,491)	$1,300,304
Federal National Mortgage Association	—	—	—	—
States and political subdivision securities	3,006	5	—	3,011
Corporate debt securities	11,810	181	—	11,991
Other	1,007	25	—	1,032

	$1,327,958	$7,871	$(19,491)	$1,316,338

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
As of September 30, 2013
Mortgage-backed securities:
Government National Mortgage Association	$1,470,822	$9,634	$(21,013)	$1,459,443
Federal National Mortgage Association	1	—	—	1
States and political subdivision securities	3,513	19	—	3,532
Corporate debt securities	11,889	133	(9)	12,013
Other	5,449	17	(6)	5,460

	$1,491,674	$9,803	$(21,028)	$1,480,449

The amortized cost and approximate fair value of debt securities available for sale as of March 31, 2014 and September 30, 2013, by contractual maturity, are shown below. Maturities of mortgage-backed securities may differ from contractual maturities because the mortgages underlying the securities may be called or repaid without any penalties.

	March 31, 2014		September 30, 2013
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
(In Thousands)
Due in one year or less	$7,904	$7,985	$1,497	$1,514
Due after one year through five years	70	71	6,988	7,123
Due after five years through ten years	6,842	6,946	6,917	6,908
Due after ten years	—	—	—	—

	14,816	15,002	15,402	15,545
Mortgage-backed securities	1,312,135	1,300,304	1,470,823	1,459,444
Securities without contractual maturities	1,007	1,032	5,449	5,460

	$1,327,958	$1,316,338	$1,491,674	$1,480,449

Proceeds from sales of securities available for sale were $4.45 million and $49.34 million for the six months ended March 31, 2014 and 2013, respectively. Gross gains of $0.01 million and $1.70 million for the six months ended March 31, 2014 and 2013, respectively and gross losses of $0 for both the six months ended March 31, 2014 and 2013 were realized on the sales, using the specific identification method.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

Securities with a carrying value of approximately $1,162.86 million and $1,090.37 million at March 31, 2014 and September 30, 2013, respectively, were pledged as collateral on public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law. The counterparties do not have the right to sell or pledge the securities the Company has pledged as collateral.

As detailed in the following tables, certain investments in debt securities, which are approximately 65% and 62% of the Company’s investment portfolio at March 31, 2014 and September 30, 2013, respectively, are reported in the consolidated financial statements at an amount less than their amortized cost. Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information, implicit or explicit government guarantees, and information obtained from regulatory filings, management believes the declines in fair value for these securities are temporary. As the Company does not intend to sell the securities and it is not more likely than not that the Company will be required to sell the securities before the recovery of their amortized cost basis, which may be maturity, the Company does not consider the securities to be other than temporarily impaired at March 31, 2014 or September 30, 2013. For the periods ended March 31, 2014 and 2013, the Company did not recognize any other-than-temporary impairment.

The following table presents the Company’s gross unrealized losses and approximate fair value in investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	Less Than 12 Months		March 31, 2014 12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$652,094	$(14,108)	$200,369	$(5,383)	$852,463	$(19,491)
Corporate debt securities	—	—	—	—	—	—
Other	—	—	—	—	—	—

	$652,094	$(14,108)	$200,369	$(5,383)	$852,463	$(19,491)

	Less Than 12 Months		September 30, 2013 12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$852,344	$(19,469)	$56,781	$(1,544)	$909,125	$(21,013)
Corporate debt securities	4,436	(9)	—	—	4,436	(9)
Other	—	—	4,986	(6)	4,986	(6)

	$856,780	$(19,478)	$61,767	$(1,550)	$918,547	$(21,028)

The Company’s investments in nonmarketable equity securities are all stock of the Federal Home Loan Bank. The carrying value of Federal Home Loan Bank stock was $22.26 million and $28.77 million as of March 31, 2014 and September 30, 2013, respectively, and is reported in other assets in the consolidated balance sheets.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The components of other comprehensive income from net unrealized gains (losses) on securities available for sale for the six months ended March 31, 2014 and 2013, are as follows (in thousands):

	March 31, 2014	March 31, 2013
Beginning balance accumulated other comprehensive income (loss)	$(7,081)	$19,111
Net unrealized holding gain (loss) arising during the period	(389)	(5,850)
Reclassification adjustment for net gain realized in net income	(6)	(1,696)

Net change in unrealized gain (loss) before income taxes	(395)	(7,546)
Income tax (expense) benefit	262	2,788

Net change in unrealized gain (loss) on securities	(133)	(4,758)

Ending balance accumulated other comprehensive income (loss)	$(7,214)	$14,353

5. Loans

The composition of net loans as of March 31, 2014 and September 30, 2013, is as follows (in thousands):

	March 31, 2014	September 30, 2013
Residential real estate	$888,425	$906,469
Commercial real estate	2,395,082	2,311,974
Commercial non real estate	1,523,861	1,481,756
Agriculture	1,634,189	1,587,248
Consumer	95,329	101,477
Other	29,036	24,711

	6,565,922	6,413,635
Less:
Allowance for loan losses	(47,153)	(55,864)
Unamortized discount on acquired loans	(29,050)	(34,717)
Unearned net deferred fees and costs and loans in process	(5,109)	(16,245)

	$6,484,610	$6,306,809

The loan breakouts above include loans covered by FDIC loss sharing agreements totaling $291.97 million and $347.41 million as of March 31, 2014 and September 30, 2013, respectively, real estate loans held for sale totaling $5.38 million and $8.27 million as of March 31, 2014 and September 30, 2013, respectively, and $880.55 million and $841.86 million of loans and written loan commitments accounted for at fair value as of March 31, 2014 and September 30, 2013, respectively.

Unamortized net deferred fees and costs totaled $5.67 million and $5.19 million as of March 31, 2014 and September 30, 2013, respectively.

Loans in process represent loans that have been funded as of the balance sheet dates but not classified into a loan category and loan payments received as of the balance sheet dates that have not been applied to individual loan accounts.

Loans guaranteed by agencies of the U.S. government totaled $103.25 million and $104.04 million at March 31, 2014 and September 30, 2013, respectively.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

Principal balances of residential real estate loans sold totaled $87.85 million and $254.22 million for the six months ended March 31, 2014 and 2013, respectively.

Principal balances of loans pledged to the Federal Home Loan Bank to collateralize notes payable totaled $2,109.29 million and $1,984.67 million at March 31, 2014 and September 30, 2013, respectively.

The following table presents the Company’s nonaccrual loans at March 31, 2014 and September 30, 2013 (in thousands), excluding loans covered under the FDIC loss-sharing agreements. Loans greater than 90 days past due and still accruing interest as of March 31, 2014 and September 30, 2013 were not significant.

Nonaccrual loans	March 31, 2014	September 30, 2013
Residential real estate	$6,460	$8,746
Commercial real estate	20,694	57,652
Commercial non real estate	4,249	6,641
Agriculture	10,831	8,236
Consumer	229	226

Total	$42,463	$81,501

The following table (in thousands) presents the Company’s past due loans at March 31, 2014 and September 30, 2013. This table is presented net of unamortized discount on acquired loans and excludes loans measured at fair value with changes in fair value reported in earnings of $880.55 million as of March 31, 2014 and $841.86 million as of September 30, 2013:

As of March 31, 2014	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables
Residential real estate	$2,681	$445	$2,336	$5,462	$726,312	$731,774
Commercial real estate	4,413	740	4,503	9,656	1,866,235	1,875,891
Commercial non real estate	2,651	1,245	2,000	5,896	1,292,823	1,298,719
Agriculture	7,136	—	6,664	13,800	1,320,389	1,334,189
Consumer	163	19	70	252	94,487	94,739
Other	—	—	—	—	29,036	29,036

	17,044	2,449	15,573	35,066	5,329,282	5,364,348
Loans covered by FDIC loss sharing agreements	6,539	1,576	6,164	14,279	277,694	291,973

Total	$23,583	$4,025	$21,737	$49,345	$5,606,976	$5,656,321

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

September 30, 2013	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Financing Receivables
Residential real estate	$625	$955	$4,942	$6,522	$721,333	$727,855
Commercial real estate	431	158	9,639	10,228	1,797,884	1,808,112
Commercial non real estate	1,342	198	2,821	4,361	1,219,731	1,224,092
Agriculture	102	4,040	2,867	7,009	1,297,208	1,304,217
Consumer	340	65	44	449	100,214	100,663
Other	—	—	—	—	24,711	24,711

	2,840	5,416	20,313	28,569	5,161,081	5,189,650
Loans covered by FDIC loss sharing agreements	1,307	3,861	6,632	11,800	335,608	347,408

Total	$4,147	$9,277	$26,945	$40,369	$5,496,689	$5,537,058

The composition of the loan portfolio by internal risk rating is as follows as of March 31, 2014 and September 30, 2013. This table (in thousands) is presented net of unamortized discount on acquired loans and excludes loans measured at fair value with changes in fair value reported in earnings of $880.55 million as of March 31, 2014 and $841.86 million as of September 30, 2013:

As of March 31, 2014	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Credit Risk Profile by Internally Assigned Grade
Grade:
Pass	$715,362	$1,734,544	$1,231,576	$1,203,413	$93,884	$29,036	$5,007,815
Watchlist	4,237	87,126	26,964	90,671	136	—	209,134
Substandard	11,158	50,941	38,913	40,006	701	—	141,719
Doubtful	994	3,280	1,266	99	17	—	5,656
Loss	23	—	—	—	1	—	24

Ending balance	731,774	1,875,891	1,298,719	1,334,189	94,739	29,036	5,364,348
Loans covered by FDIC loss sharing agreements	146,950	123,747	19,138	2,065	73	—	291,973

Total	$878,724	$1,999,638	$1,317,857	$1,336,254	$94,812	$29,036	$5,656,321

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

As of September 30, 2013	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Credit Risk Profile by Internally Assigned Grade
Grade:
Pass	$707,859	$1,652,694	$1,144,131	$1,192,357	$100,087	$24,711	$4,821,839
Watchlist	5,779	72,924	52,576	87,596	164	—	219,039
Substandard	13,039	78,244	23,538	23,963	398	—	139,182
Doubtful	1,178	4,250	3,847	301	14	—	9,590
Loss	—	—	—	—	—	—	—

Ending balance	727,855	1,808,112	1,224,092	1,304,217	100,663	24,711	5,189,650
Loans covered by FDIC loss sharing agreements	167,835	150,745	28,163	525	140	—	347,408

Total	$895,690	$1,958,857	$1,252,255	$1,304,742	$100,803	$24,711	$5,537,058

Impaired Loans

The following table presents the Company’s impaired loans (in thousands). This table excludes loans covered by FDIC loss sharing agreements:

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
As of March 31, 2014
Impaired loans:
With an allowance recorded:
Residential real estate	$13,150	$13,587	$2,959	$14,094
Commercial real estate	72,934	75,059	3,995	89,879
Commercial non real estate	40,987	41,966	6,198	36,060
Agriculture	40,493	42,579	925	33,028
Consumer	747	899	154	580

	$168,311	$174,090	$14,231	$173,641

	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment
As of September 30, 2013
Impaired loans:
With an allowance recorded:
Residential real estate	$15,037	$16,815	$3,217	$15,716
Commercial real estate	106,824	123,523	5,341	106,780
Commercial non real estate	31,132	32,557	5,607	34,817
Agriculture	25,563	29,632	3,022	15,522
Consumer	412	656	90	554

	$178,968	$203,183	$17,277	$173,389

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

There were no impaired loans with no valuation allowance as of March 31, 2014 or September 30, 2013. Interest income recognized on impaired loans was $3.34 million and $4.09 million for the six months ended March 31, 2014 and 2013, respectively.

Restructured Loans

Included in certain loan categories in the impaired loans are troubled debt restructurings (“TDRs”) that were classified as impaired. The TDRs do not include purchased impaired loans. When the Company grants concessions to borrowers such as reduced interest rates or extensions of loan periods that would not be considered other than because of borrowers’ financial difficulties, the modification is considered a TDR. Specific reserves included in the allowance for loan losses for TDRs were $4.27 million and $6.43 million at March 31, 2014 and September 30, 2013, respectively. Commitments to lend additional funds to borrowers whose loans were modified in a TDR were not significant as of March 31, 2014 or September 30, 2013.

The following table presents the recorded value of the Company’s TDR balances as of March 31, 2014 and September 30, 2013 (in thousands):

	March 31, 2014		September 30, 2013
	Accruing	Nonaccrual	Accruing	Nonaccrual
Residential real estate	$871	$770	$662	$1,100
Commercial real estate	27,592	24,901	29,373	49,736
Commercial non real estate	5,568	1,777	4,769	5,007
Agriculture	1,032	8,223	4,326	7,268
Consumer	32	22	—	29

Total	$35,095	$35,693	$39,130	$63,140

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The following table presents a summary of all accruing loans restructured in TDRs during the periods ended March 31, 2014 and March 31, 2013 (in thousands):

	Six months ended March 31, 2014			Six months ended March 31, 2013
	Number	Recorded Investment		Number	Recorded Investment
		Pre- Modification	Post- Modification		Pre- Modification	Post- Modification
Residential real estate
Rate modification	—	$—	$—	—	$—	$—
Term extension	2	74	74	1	58	58
Payment modification	1	15	15	1	5	5
Bankruptcy	1	130	130	—	—	—
Other	—	—	—		—	—

Total residential real estate	4	219	219	2	63	63
Commercial real estate
Rate modification	—	—	—	—	—	—
Term extension	—	—	—	5	3,299	3,299
Payment modification	1	1,070	1,070	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total commercial real estate	1	1,070	1,070	5	3,299	3,299
Commercial non real estate
Rate modification	—	—	—	—	—	—
Term extension	4	1,734	1,734	8	16,303	16,303
Payment modification	4	735	735	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	1	327	327	—	—	—

Total commercial non real estate	9	2,796	2,796	8	16,303	16,303
Agriculture
Rate modification	—	—	—	—	—	—
Term extension	—	—	—	—	—	—
Payment modification
Bankruptcy
Other	—	—	—	—	—	—

Total agriculture	—	—	—	—	—	—
Consumer
Rate modification	—	—	—	—	—	—
Term extension	—	—	—	1	3	3
Payment modification	2	4	4	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	2	28	28	—	—	—

Total consumer	4	32	32	1	3	3

Total accruing	18	$4,117	$4,117	16	$19,668	$19,668

Change in recorded investment due to principal paydown at time of modification	—	—	—	—	—	—
Change in recorded investment due to chargeoffs at time of modification	—	—	—	—	—	—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The following table presents a summary of all non-accruing loans restructured in TDRs during the periods ended March 31, 2014 and March 31, 2013 (in thousands):

	Six months ended March 31, 2014			Six months ended March 31, 2013
		Recorded Investment			Recorded Investment
	Number	Pre- Modification	Post- Modification	Number	Pre- Modification	Post- Modification
Residential real estate
Rate modification	4	$98	$98	—	$—	$—
Term extension	2	18	18	5	151	151
Payment modification	—	—	—	—	—	—
Bankruptcy	1	4	4	—	—	—
Other	1	38	38	—	—	—

Total residential real estate	8	158	158	5	151	151
Commercial real estate
Rate modification	2	500	500	—	—	—
Term extension	2	4,031	4,031	—	—	—
Payment modification	—	—	—	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	1	87	87	—	—	—

Total commercial real estate	5	4,618	4,618	—	—	—
Commercial non real estate
Rate modification	—	—	—	—	—	—
Term extension	8	125	125	1	131	131
Payment modification	—	—	—	3	3,278	3,278
Bankruptcy	1	10	10	1	786	786
Other	—	—	—	1	451	451

Total commercial non real estate	9	135	135	6	4,646	4,646
Agriculture
Rate modification	—	—	—	—	—	—
Term extension	2	260	260	—	—	—
Payment modification	—	—	—	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total agriculture	2	260	260	—	—	—
Consumer
Rate modification	—	—	—	—	—	—
Term extension	1	11	11	2	10	10
Payment modification	—	—	—	—	—	—
Bankruptcy	—	—	—	—	—	—
Other	1	1	1	1	4	4

Total consumer	2	12	12	3	14	14

Total non-accruing	26	$5,183	$5,183	14	$4,811	$4,811

Change in recorded investment due to principal paydown at time of modification	—	—	—	—	—	—
Change in recorded investment due to chargeoffs at time of modification	—	—	—	—	—	—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

For the six months ended March 31, 2014 and 2013, the table below represents defaults on loans that were first modified during the previous 12 months, that became 90 days or more delinquent or were charged-off during the six months ended March 31, 2014 and 2013, respectively.

	March 31, 2014		March 31, 2013
(in thousands)	Number of Loans	Recorded Investment	Number of Loans	Recorded Investment
Residential Real Estate	3	$375	2	$70
Commercial Real Estate	5	8,110	9	34,133
Commercial Non Real Estate	5	1,604	—	—
Agriculture	7	7,361	—	—
Consumer	—	—	—	—

Total TDRs	20	$17,450	11	$34,203

The majority of loans that were modified and subsequently became 90 days or more delinquent have remained on nonaccrual status since the time of modification.

6. Allowance for Loan Losses

The following table presents the Company’s allowance for loan losses roll forward and respective loan balances for the six months ended March 31, 2014 and 2013. This table (in thousands) is presented net of unamortized discount on acquired loans and excludes loans measured at fair value with changes in fair value reported in earnings of $880.55 million, loans held for sale of $5.38 million, and guaranteed loans of $103.25 million for March 31, 2014 and loans measured at fair value with changes in fair value reported in earnings of $740.29 million, loans held for sale of $13.82 million, and guaranteed loans of $103.56 million for March 31, 2013.

As of March 31, 2014	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Allowance for loan losses

Beginning balance October 1, 2013	$11,779	$22,562	$11,222	$9,296	$312	$693	$55,864
Charge-offs	(437)	(3,194)	(999)	(2,086)	(152)	(956)	(7,824)
Recoveries	96	1,024	759	15	67	717	2,678
Provision	14	(3,397)	734	678	135	211	(1,625)
Impairment of loans acquired with deteriorated credit quality	(1,175)	608	(1,441)	—	68	—	(1,940)

Ending balance March 31, 2014	$10,277	$17,603	$10,275	$7,903	$430	$665	$47,153

Ending balance: individually evaluated for impairment	$2,954	$3,853	$6,195	$923	$154	$—	$14,079

Ending balance: collectively evaluated for impairment	$3,463	$13,729	$3,810	$6,980	$208	$665	$28,855

Ending balance: loans acquired with deteriorated credit quality	$3,860	$21	$270	$—	$68	$—	$4,219

Ending balance: loans acquired without deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

As of March 31, 2014	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Financing receivables

Ending balance	$871,312	$1,963,837	$1,258,604	$1,330,091	$94,812	$29,036	$5,547,692

Ending balance: individually evaluated for impairment	$9,468	$51,809	$39,475	$39,807	$557	$—	$141,116

Ending balance: collectively evaluated for impairment	$608,611	$1,728,454	$1,195,558	$1,259,692	$87,677	$29,036	$4,909,028

Ending balance: loans acquired with deteriorated credit quality	$115,678	$70,817	$7,113	$1,799	$2,329	$—	$197,736

Ending balance: loans acquired without deteriorated credit quality	$137,555	$112,757	$16,458	$28,793	$4,249	$—	$299,812

As of March 31, 2013	Residential Real Estate	Commercial Real Estate	Commercial Non Real Estate	Agricultural	Consumer	Other	Total
Allowance for loan losses

Beginning balance October 1, 2012	$14,761	$30,234	$18,979	$6,906	$542	$456	$71,878
Charge-offs	(335)	(11,210)	(1,286)	(580)	(102)	(934)	(14,447)
Recoveries	150	175	674	10	238	388	1,635
Provision	988	8,797	(3,422)	3,220	(245)	562	9,900
Impairment of loans acquired with deteriorated credit quality	(1,205)	1,188	651	—	—	—	634

Ending balance March 31, 2013	$14,359	$29,184	$15,596	$9,556	$433	$472	$69,600

Ending balance: individually evaluated for impairment	$5,111	$9,831	$8,955	$5,021	$101	$—	$29,019

Ending balance: collectively evaluated for impairment	$2,893	$16,726	$3,415	$4,535	$332	$472	$28,373

Ending balance: loans acquired with deteriorated credit quality	$6,355	$2,627	$3,226	$—	$—	$—	$12,208

Ending balance: loans acquired without deteriorated credit quality	$—	$—	$—	$—	$—	$—	$—

Financing receivables

Ending balance	$878,797	$1,978,999	$1,182,637	$1,160,772	$115,329	$19,675	$5,336,209

Ending balance: individually evaluated for impairment	$12,485	$95,474	$30,875	$20,695	$332	$—	$159,861

Ending balance: collectively evaluated for impairment	$530,303	$1,610,471	$1,107,734	$1,105,037	$101,527	$19,675	$4,474,747

Ending balance: loans acquired with deteriorated credit quality	$149,603	$117,805	$10,609	$—	$4,398	$—	$282,415

Ending balance: loans acquired without deteriorated credit quality	$186,406	$155,249	$33,419	$35,040	$9,072	$—	$419,186

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The reserve for unfunded loan commitments was $0.40 million at both March 31, 2014 and September 30, 2013.

7. Accounting for Certain Loans Acquired with Deteriorated Credit Quality

As a result of the Company’s acquisition of TierOne Bank, the Company acquired certain loans that had deteriorated credit quality. Loan accounting specific to these purchased impaired loans addresses differences between contractual cash flows expected to be collected from the initial investment in loans if those differences are attributable, at least in part, to credit quality. Several factors were considered when evaluating whether a loan was considered a purchased impaired loan, including the delinquency status of the loan, updated borrower credit status, geographic information, and updated loan-to-values (“LTV”). U.S. GAAP allows purchasers to aggregate purchased impaired loans acquired in the same fiscal quarter in one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

Loan pools are periodically reassessed to determine expected cash flows. In determining the expected cash flows, the timing of cash flows and prepayment assumptions for smaller, homogenous loans are based on statistical models that take into account factors such as the loan interest rate, credit profile of the borrowers, the years in which the loans were originated, and whether the loans are fixed or variable rate loans. Prepayments may be assumed on large individual loans that consider similar prepayment factors listed above for smaller homogenous loans. The re-assessment of purchased impaired loans resulted in the following changes in the accretable yield during the six months ended March 31, 2014 and 2013 (in thousands):

Balance at September 30, 2013	$67,660
Accretion	(9,374)
Reclassification from nonaccretable difference	3,175
Disposals	(4,819)

Balance at March 31, 2014	$56,642

Balance at September 30, 2012	$93,859
Accretion	(14,552)
Reclassification from nonaccretable difference	1,866
Disposals	(1,158)

Balance at March 31, 2013	$80,015

The reclassifications from nonaccretable difference noted in the table above represent instances where specific pools of loans are expected to perform better over the remaining lives of the loans than expected at the prior re-assessment date.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The following table presents purchased impaired loans at March 31, 2014 and September 30, 2013 (in thousands):

	March 31, 2014			September 30, 2013
	Outstanding Balance[1]	Recorded Investment[2]	Carrying Value[3]	Outstanding Balance[1]	Recorded Investment[2]	Carrying Value[3]
Residential real estate	$129,128	$115,678	$111,818	$143,998	$129,905	$124,871
Commercial real estate	155,723	70,817	70,796	172,706	85,022	84,541
Commercial non real estate	17,781	7,113	6,843	19,539	8,179	6,448
Agriculture	1,799	1,799	1,799	—	—	—
Consumer	2,680	2,329	2,261	3,721	3,202	3,202

Total lending	$307,111	$197,736	$193,517	$339,964	$226,308	$219,062

1	Represents the legal balance of loans acquired with deteriorated credit quality.
2	Represents the book balance of loans acquired with deteriorated credit quality net of the unamortized discount on acquired loans of $28.69 million at March 31, 2014 and $33.09 million at September 30, 2013.
3	Represents the book balance of loans acquired with deteriorated credit quality net of the fair value mark and related allowance for loan losses.

Due to improved cash flows of the purchased impaired loans, the reduction to allowance recognized on previous impairments were $3.08 million and $2.39 million for the periods ended March 31, 2014 and 2013, respectively.

8. FDIC Indemnification Asset

Under the terms of the purchase and assumption agreement with the FDIC with regard to the TierOne Bank acquisition, the Company is reimbursed for a portion of the losses incurred on covered assets. As covered assets are resolved, whether it be through repayment, short sale of the underlying collateral, the foreclosure on or sale of collateral, or the sale or charge-off of loans or OREO, any differences between the carrying value of the covered assets versus the payments received during the resolution process, that are reimbursable by the FDIC, are recognized as reductions in the FDIC indemnification asset. Any gains or losses realized from the resolution of covered assets reduce or increase, respectively, the amount recoverable from the FDIC. The following table represents a summary of the activity related to the FDIC indemnification asset for the six months ended March 31, 2014 and 2013 (in thousands):

	March 31, 2014	March 31, 2013
Balance at beginning of period	$45,690	$68,662
Amortization	(7,889)	(4,646)
FDIC portion of charge-offs exceeding fair value marks	(462)	10
Payments (reductions) for claims filed	436	(4,133)

Balance at end of period	$37,775	$59,893

The loss claims filed are subject to review, approval, and annual audits by the FDIC or its assigned agents for compliance with the terms in the loss sharing agreement.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

9. Derivative Financial Instruments

In the normal course of business, the Company uses interest rate swaps to manage its interest rate risk and market risk in accommodating the needs of its customers. Also, the Company enters into interest rate lock commitments on mortgage loans to be held for sale, with corresponding forward sales contracts related to these interest rate lock commitments.

Derivative instruments are recognized as either assets or liabilities in the accompanying consolidated financial statements and are measured at fair value.

The following table summarizes the notional amounts and estimated fair values of the Company’s derivative instruments at March 31, 2014 and September 30, 2013 (in thousands).

	March 31, 2014
	Notional Amount	Balance Sheet Location	Positive Fair Value	Negative Fair Value
Derivatives not designated as hedging instruments:
Interest rate swaps	$910,282	Liabilities	$12,769	$(12,842)
Mortgage loan commitments	23,901	Assets	34	—
Mortgage loan forward sale contracts	21,681	Liabilities	—	(34)

	September 30, 2013
	Notional Amount	Balance Sheet Location	Positive Fair Value	Negative Fair Value
Derivatives not designated as hedging instruments:
Interest rate swaps	$864,040	Liabilities	$12,404	$(13,555)
Mortgage loan commitments	16,040	Assets	375	—
Mortgage loan forward sale contracts	21,881	Liabilities	—	(375)

As with any financial instrument, derivative financial instruments have inherent risk including adverse changes in interest rates. The Company’s exposure to derivative credit risk is defined as the possibility of sustaining a loss due to the failure of the counterparty to perform in accordance with the terms of the contract. Credit risk associated with interest rate swaps is similar to those relating to traditional on-balance sheet financial instruments. The Company manages interest rate swap credit risk with the same standards and procedures applied to its commercial lending activities. Amounts due from NAB to reclaim cash collateral under the interest rate swap master netting arrangements have not been offset against the derivative balances. These cash deposits classified on the consolidated balance sheets as cash, were $0.28 million and $0 as of March 31, 2014 and September 30, 2013, respectively.

The effect of derivatives on the consolidated statements of comprehensive income for the six months ended March 31, 2014 and 2013 (in thousands) was as follows:

	2014
	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Derivatives not designated as hedging instruments:
Interest rate swaps	Noninterest expense	$1,078
Mortgage loan commitments	Interest income (expense)	34
Mortgage loan forward sale contracts	Interest income (expense)	(34)

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

	2013
	Location of Gain (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
Derivatives not designated as hedging instruments:
Interest rate swaps	Noninterest expense	$14,124
Mortgage loan commitments	Interest income (expense)	293
Mortgage loan forward sale contracts	Interest income (expense)	(293)

Netting of Derivatives

The Company has various financial assets and financial liabilities that are subject to enforceable master netting agreements or similar agreements. The Company has entered into an ISDA master netting arrangement with NAB. Under the terms of the master netting arrangements, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the non-defaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted.

The table below shows total gross derivative assets and liabilities which are adjusted on an aggregate basis, where applicable to take into consideration the effects of legally enforceable master netting agreements-for the net reported amount in the consolidated balance sheets. These amounts are not offset on the consolidated balance sheets but are shown as a reduction to total derivative assets and liabilities in the table to derive net derivative assets and liabilities.

The following tables (in thousands) present the Company’s gross derivative financial assets and liabilities at March 31, 2014 and September 30, 2013, and the related impact of enforceable master netting arrangements and cash collateral, where applicable:

	Gross Amount	Amount Offset	Net Amount Presented in Consolidated Balance Sheets	Held/Pledged Financial Instruments	Net Amount
March 31, 2014
Derivative financial assets:
Derivatives subject to master netting arrangement or similar arrangement	$12,769	$(12,769)	$—	—	$—
Derivative financial liabilities:
Derivatives subject to master netting arrangement or similar arrangement	(12,842)	12,769	(73)	—	(73)

Total derivative financial liabilities	$(73)	$—	$(73)	—	$(73)

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

	Gross Amount	Amount Offset	Net Amount Presented in Consolidated Balance Sheets	Held/Pledged Financial Instruments	Net Amount
September 30, 2013
Derivative financial assets:
Derivatives subject to master netting arrangement or similar arrangement	$12,404	$(12,404)	$—	—	$—
Derivative financial liabilities:
Derivatives subject to master netting arrangement or similar arrangement	(13,555)	12,404	(1,151)	—	(1,151)

Total derivative financial liabilities	$(1,151)	$—	$(1,151)	—	$(1,151)

10. The Fair Value Option

The Company has elected to measure certain long-term loans and written loan commitments at fair value to assist in managing the interest rate risk for longer-term loans. This fair value option was elected upon the origination of these loans. Interest income is recognized in the same manner as interest on non-fair value loans.

See Note 16 for additional disclosures regarding the fair value of the fair value option loans and written loan commitments.

Long-term loans and written loan commitments for which the fair value option has been elected had a net unfavorable difference between the aggregate fair value and the aggregate unpaid loan principal balance and written loan commitment amount of approximately $5.21 million and $4.83 million at March 31, 2014 and September 30, 2013, respectively. The total unpaid principal balance of these long-term loans was approximately $885.76 million and $846.69 million at March 31, 2014 and September 30, 2013, respectively. The fair value of these loans and written loan commitments is included in total loans in the consolidated balance sheets and are grouped with commercial non real estate, commercial real estate, and agricultural loans in Note 5. The fair value of these written loan commitments was not material at March 31, 2014 and September 30, 2013, respectively. None of the noted loans were greater than 90 days past due or in nonaccrual status as of March 31, 2014 and September 30, 2013.

Changes in fair value for items for which the fair value option has been elected and the line items in which these changes are reported are as follows for the six months ended March 31, 2014 and 2013 (in thousands):

	March 31, 2014
	Interest Income	Total Changes in Fair Value
Long-term loans and written loan commitments	$(380)	$(380)

	March 31, 2013
	Interest Income	Total Changes in Fair Value
Long-term loans and written loan commitments	$(13,728)	$(13,728)

For long-term loans and written loan commitments at March 31, 2014 and 2013, approximately $0.70 million and $0.40 million, respectively, of the total change in fair value is attributable to changes in specific credit risk. The gains or losses attributable to changes in instrument-specific credit risk were determined based on an assessment of existing market conditions and credit quality of the underlying loan for the specific portfolio of loans.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

11. Core Deposits and Other Intangibles

A summary of intangible assets subject to amortization is as follows (in thousands):

	Core Deposit Intangible	Brand Intangible	Customer Relationships Intangible	Total
As of March 31, 2014
Gross carrying amount	$92,679	$8,464	$16,089	$117,232
Accumulated amortization	(81,817)	(3,290)	(11,060)	(96,167)

	$10,862	$5,174	$5,029	$21,065

As of September 30, 2013
Gross carrying amount	$92,679	$8,464	$16,089	$117,232
Accumulated amortization	(73,668)	(3,008)	(10,112)	(86,788)

	$19,011	$5,456	$5,977	$30,444

Amortization expense of intangible assets was $9.38 million and $9.77 million for the six months ended March 31, 2014 and 2013, respectively.

The estimated amortization expense of intangible assets assumes no activities, such as acquisitions, which would result in additional amortizable intangible assets. Estimated amortization expense of intangible assets in subsequent fiscal years is as follows (in thousands):

Remaining in 2014	$6,836
2015	7,110
2016	2,822
2017	1,097
2018	564
2019 and thereafter	2,636

$21,065

12. Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. Securities underlying the agreements had an amortized cost of approximately $212.66 million and $226.16 million and fair value of approximately $211.20 million and $224.16 million at March 31, 2014 and September 30, 2013, respectively. The Company holds the securities under third-party safekeeping agreements.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

13. FHLB Advances, Related Party Notes Payable and Other Borrowings

FHLB advances, related party notes payable, and other borrowings consist of the following at March 31, 2014 and September 30, 2013 (in thousands):

	March 31, 2014	September 30, 2013
Subordinated capital note to NAB New York (a branch of NAB), due June 2018 (callable June 2014), interest paid quarterly based on LIBOR plus 205 basis points, unsecured	$35,795	$35,795
$10,000 revolving line of credit to NAB, due on demand, interest paid monthly based on LIBOR plus 125 basis points, unsecured	5,500	5,500
Notes payable to Federal Home Loan Bank (FHLB), interest rates from 0.42% to 3.66% and maturity dates from April 2015 to July 2023 as of March 31, 2014, collateralized by real estate loans and FHLB stock, with various call dates at the option of the FHLB	230,000	390,500
Other	100	107

	$271,395	$431,902

As of March 31, 2014, based on its Federal Home Loan Bank stock holdings, the combined aggregate additional borrowing capacity of the Company with the Federal Home Loan Bank was $964.63 million.

As of March 31, 2014, FHLB advances, related party notes payable and other borrowings are due or callable (whichever is earlier) in subsequent fiscal years as follows (in thousands):

Remaining in 2014	$5,600
2015	65,000
2016	90,000
2017	25,000
2018	60,795
2019 and thereafter	25,000

$271,395

14. Income Taxes

The provision for income taxes charged to operations consists of the following for the six months ended March 31, 2014 and 2013 (in thousands):

	March 31, 2014	March 31, 2013
Currently paid or payable
Federal	$26,960	$31,784
State	3,957	3,675

	30,917	35,459
Deferred tax benefit	(1,489)	(9,566)

Income tax expense	$29,428	$25,893

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income due to the following for the six months ended March 31, 2014 and 2013 (in thousands):

	March 31, 2014	March 31, 2013
Computed “expected” tax expense (35%)	$29,401	$25,023
Increase (decrease) in income taxes resulting from:
Tax exempt interest income	(2,276)	(1,754)
State income taxes, net of federal benefit	2,572	2,389
Other	(269)	235

Actual tax expense	$29,428	$25,893

Net deferred tax assets (liabilities) consist of the following components at March 31, 2014 and September 30, 2013 (in thousands):

	March 31, 2014	September 30, 2013
Deferred tax assets:
Allowance for loan losses	$17,589	$19,932
Compensation	326	320
Net operating loss carryforward	145	170
Securities available for sale	4,406	4,144
Other real estate owned	8,327	7,072
Core deposit intangible and other fair value adjustments	9,080	6,617
Other	4,029	4,834

	43,902	43,089

Deferred tax liabilities:
Goodwill and other intangibles	(3,343)	(2,619)
Premises and equipment	(5,142)	(6,132)
Other	(1,040)	(1,712)

	(9,525)	(10,463)

Net deferred tax assets	$34,377	$32,626

At March 31, 2014 and September 30, 2013, the Company had an income tax payable to National Americas Investment, Inc. for $11.00 million and $12.39 million (included in income tax payable).

Management has determined a valuation reserve is not required for the deferred tax assets because it is more likely than not these assets could be realized through carry back to taxable income in prior years, future reversals of existing taxable temporary differences, and future taxable income.

Uncertain tax positions were not significant at March 31, 2014 or September 30, 2013.

The Company is no longer subject to U.S. federal, state, and local or non-U.S. income tax examinations by tax authorities for years before 2008.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

15. Profit-Sharing Plan

The Company participates in a multiple employer 401(k) profit sharing plan (the Plan). All employees are eligible to participate, beginning with the first day of the month coincident with or immediately following the completion of one year of service and having reached the age of 21. In addition to employee contributions, the Company may contribute discretionary amounts for eligible participants. Contribution rates for participating employers must be equal. The Company contributed $1.20 million and $2.43 million to the Plan for the six months ended March 31, 2014 and March 31, 2013, respectively.

16. Fair Value of Financial Instruments and Interest Rate Risk

The Company measures, monitors and discloses certain of its assets and liabilities on a fair value basis. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value are as follows:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Level 1 inputs are considered to be the most transparent and reliable and Level 3 inputs are considered to be the least transparent and reliable. The Company assumes the use of the principal market to conduct a transaction of each particular asset or liability being measured and then considers the assumptions that market participants would use when pricing the asset or liability. Whenever possible, the Company first looks for quoted prices for identical assets or liabilities in active markets (Level 1 inputs) to value each asset or liability. However, when inputs from identical assets or liabilities on active markets are not available, the Company utilizes market observable data for similar assets and liabilities. The Company maximizes the use of observable inputs and limits the use of unobservable inputs to occasions when observable inputs are not available. The need to use unobservable inputs generally results from the lack of market liquidity of the actual financial instrument or of the underlying collateral. Although in some instances, third party price indications may be available, limited trading activity can challenge the observability of these quotations.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Following is a description of the valuation methodologies and inputs used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Securities Available for Sale

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These securities are based on valuations using quoted prices. If quoted market prices are not

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities include U.S. Treasury, U.S. government agency, agency mortgage-backed, states and political subdivisions, corporate debt, and other securities. Where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy.

Interest Rate Swaps and Loans

Interest rate swaps are valued using the system used to value all of NAB’s traded securities and derivatives using LIBOR rates. The fair value of loans accounted for under the fair value option represents the net carrying value of the loan, plus the equal and opposite amount of the value of the swap needed to hedge the interest rate risk and an adjustment for credit risk based on our assessment of existing market conditions for the specific portfolio of loans. This is used due to the strict prepayment penalties put in the loan terms to cover the cost of exiting the hedge of the loans in the case of early prepayment or termination. The adjustment for credit risk on loans accounted for under the fair value option is not significant to the overall fair value of the loans. The fair values estimated by NAB use interest rates that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy. The Company is required to post cash collateral to NAB for interest rate derivative contracts that are in a liability position, thus a credit risk adjustment on interest rate swaps is not warranted.

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying consolidated balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2014 and September 30, 2013 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
As of March 31, 2014
Mortgage-backed securities	$1,300,304	$—	$1,300,304	$—
States and political subdivision securities	3,011	—	3,011	—
Corporate debt securities	11,991	—	11,991	—
Other	1,032	—	1,032	—

Securities available for sale	$1,316,338	$—	$1,316,338	$—

Derivatives—assets	$34	$—	$34	$—
Derivatives—liabilities	107	—	107	—
Fair value loans and written loan commitments	880,546	—	880,546	—

	Fair Value	Level 1	Level 2	Level 3
As of September 30, 2013
Mortgage-backed securities	$1,459,444	$—	$1,459,444	$—
States and political subdivision securities	3,532	—	3,532	—
Corporate debt securities	12,013	—	12,013	—
Other	5,460	—	5,460	—

Securities available for sale	$1,480,449	$—	$1,480,449	$—

Derivatives—assets	$375	$—	$375	$—
Derivatives—liabilities	1,526	—	1,526	—
Fair value loans and written loan commitments	841,862	—	841,862	—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value on a nonrecurring basis and recognized in the accompanying consolidated balance sheets, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Impaired Loans (Collateral Dependent)

Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment. Allowable methods for estimating fair value include using the fair value of the collateral for collateral dependent loans or, where a loan is determined not to be collateral dependent, using the discounted cash flow method.

If the impaired loan is identified as collateral dependent, then the fair value method of measuring the amount of the impairment is utilized. This method requires obtaining a current independent appraisal of the collateral and applying a discount factor, if necessary, to the appraised value and including costs to sell. Because many of these inputs are not observable, the measurements are classified as Level 3.

Other Real Estate Owned (OREO)

Other real estate owned consists of loan collateral that has been repossessed through foreclosure. This collateral is comprised of commercial and residential real estate. OREO is recorded initially at fair value of the collateral less estimated selling costs. Subsequent to foreclosure, valuations are updated periodically, and the assets may be marked down further to fair value less selling costs, reflecting a valuation allowance. Fair value measurements may be based upon appraisals, third-party price opinions, or internally developed pricing methods. These measurements are classified as Level 3.

Mortgage Loans Held for Sale

Fair value of mortgage loans held for sale is based on either quoted prices for the same or similar loans, or values obtained from third parties, or are estimated for portfolios of loans with similar financial characteristics and are therefore considered a Level 2 valuation.

The following tables present the fair value measurement of assets and liabilities measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at March 31, 2014 and September 30, 2013 (in thousands):

	Fair Value	Level 1	Level 2	Level 3
As of March 31, 2014
Other real estate owned	$38,038	$—	$—	$38,038
Impaired loans	154,557	—	—	154,557
Loans held for sale, at lower of cost or market	5,375	—	5,375	—

As of September 30, 2013
Other real estate owned	$40,723	$—	$—	$40,723
Impaired loans	154,512	—	—	154,512
Loans held for sale, at lower of cost or market	8,271	—	8,271	—

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The valuation techniques and significant unobservable inputs used to measure Level 3 fair value measurements at March 31, 2014 were as follows:

Financial Instrument	Fair Value of Assets/ (Liabilities) at March 31, 2014	Valuation Technique(s)	Unobservable Input	Range	Weighted Average
Other real estate owned	$38,038	Appraisal value	Property specific adjustment	N/A	N/A
Impaired loans	$154,557	Appraisal value	Property specific adjustment	N/A	N/A

Fair Value of Financial Instruments

For financial instruments that have quoted market prices, those quotes are used to determine fair value. Financial instruments that have no defined maturity, have a remaining maturity of 180 days or less, or reprice frequently to a market rate are assumed to have a fair value that approximates carrying value, after taking into consideration any applicable credit risk. If no market quotes are available, financial instruments are valued by discounting the expected cash flows using an estimated current market interest rate for the financial instrument.

The short maturity of the Company’s assets and liabilities results in having a significant number of financial instruments whose fair value equals or closely approximates carrying value. Such financial instruments are reported in the following consolidated balance sheet categories: cash and due from banks, securities sold under agreements to repurchase, and accrued interest.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include premises and equipment, deferred income taxes, goodwill, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Off-balance sheet instruments (commitments to extend credit and standby letters of credit) are generally short-term and at variable rates. Therefore, both the carrying amount and the estimated fair value associated with these instruments are immaterial. Fair values for balance sheet instruments as of March 31, 2014 and September 30, 2013, are as follows (in thousands):

		March 31, 2014		September 30, 2013
	Level in Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and due from banks	Level 1	$423,148	$423,148	$282,157	$282,157
Loans, net excluding fair valued loans and loans held for sale	Level 3	5,598,689	5,596,486	5,456,676	5,420,963
Accrued interest receivable	Level 2	37,263	37,263	41,065	41,065
Federal Home Loan Bank stock	Level 2	22,263	22,263	28,765	28,765
Liabilities
Deposits	Level 3	$(7,252,684)	$(7,258,044)	$(6,948,208)	$(6,959,936)
FHLB advances, related party notes payable, and other borrowings	Level 2	(271,395)	(255,250)	(431,902)	(421,593)
Securities sold under repurchase agreements	Level 2	(204,793)	(204,793)	(217,562)	(217,562)
Accrued interest payable	Level 2	(5,559)	(5,559)	(6,790)	(6,790)
Subordinated debentures	Level 2	(56,083)	(56,083)	(56,083)	(56,084)

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The following methods and assumptions were used in estimating the fair value of financial instruments that were not previously disclosed:

Cash and cash due from banks: Due to the short term nature of cash and cash equivalents, the estimated fair value is equal to the carrying value and they are categorized as a Level 1 fair value measurement.

Loans, net excluding fair value loans and loans held for sale: The fair value of the loan portfolio is estimated using observable inputs including estimated cash flows, and discount rates based on interest rates currently being offered for loans with similar terms, to borrowers of similar credit quality. Loans held for investment are categorized as a Level 3 fair value measurement.

Accrued interest receivable: Due to the nature of accrued interest receivable, the estimated fair value is equal to the carrying value and they are categorized as a Level 2 fair value measurement.

Federal Home Loan Bank stock: The carrying amount of FHLB stock approximates its fair value as it can only be redeemed with the FHLB at par value. Federal Home Loan Bank stock has been categorized as a Level 2 fair value measurement.

Deposits: The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW, and money market accounts, is equal to the amount payable on demand. The fair value of interest-bearing time deposits is based on the discounted value of contractual cash flows of such deposits, taking into account the option for early withdrawal. The discount rate is estimated using the rates offered by the Company, at the respective measurement dates, for deposits of similar maturities. Deposits have been categorized as a Level 3 fair value measurement.

FHLB advances, related party notes payable, and other borrowings: The fair value of FHLB advances, related party notes payable, and other borrowings are estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements. In the absence of a reasonably precise methodology to determine the fair value of the credit agreement, carrying value has been used to represent fair value. FHLB advances, related party notes payable, and other borrowings have been categorized as a Level 2 fair value measurement.

Securities sold under repurchase agreements: The Company’s repurchase agreements are overnight transactions that mature the day after the transaction, and as a result of this short-term nature, the estimated fair value equals the carrying value. Securities sold under repurchase agreements have been categorized as a Level 2 fair value measurement.

Accrued interest payable: Due to the nature of accrued interest payable, the estimated fair value is equal to the carrying value and they are categorized as a Level 2 fair value measurement.

Subordinated Debentures: The fair value of subordinated debentures is estimated using discounted cash flow analysis, based on current incremental debt rates. In the absence of a reasonably precise methodology to determine the fair value of the credit agreement, carrying value has been used to represent fair value. Subordinated debentures have been categorized as a Level 2 fair value measurement.

17. Earnings per Share

Basic earnings per share computations for the six months ended March 31, 2014 and 2013 were determined by dividing net income by the weighted-average number of common shares outstanding during the periods then ended. The Company had no potentially dilutive securities outstanding during the periods presented.

GREAT WESTERN BANCORPORATION, INC.

Notes to Consolidated Financial Statements (Unaudited)

The following information was used in the computation of basic earnings per share (EPS) for the six months ended March 31, 2014 and 2013 (in thousands except share data).

	March, 31, 2014	March, 31, 2013
Basic earnings per share computation:
Net income	$54,575	$45,602
Weighted average common shares outstanding	198,731	198,731

Basic EPS	$274.62	$229.47

Through and including                     , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

Great Western Bancorp, Inc.

Common Stock

PROSPECTUS

                    , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, in connection with the sale of the registrant’s common stock, par value $0.01, are as follows:

Amount to be Paid
SEC registration fee	*
Financial Industry Regulatory Authority, Inc. filing fee	*
listing fee	*
Blue sky fees and expenses	*
Printing fees and expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent’s fees	*
Miscellaneous	*

Total	*

*	To be included by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law, or DGCL, grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of being or having been in any such capacity, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe such person’s conduct was unlawful, except that with respect to an action or suit brought by or in the right of the corporation such indemnification is limited to expenses (including attorneys’ fees) in connection with the defense or settlement of such action or suit. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws will provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the DGCL, subject to limited exceptions.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated certificate of incorporation will provide for such limitation of liability.

The registrant maintains insurance policies under which coverage is provided (a) to its directors and officers, in their respective capacities as such, against loss arising from a claim made for any actual or alleged wrongful act, and (b) to itself with respect to payments which the registrant may make to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Reference is made to the form of underwriting agreement to be filed as Exhibit 1.1 hereto for provisions providing that the underwriters are obligated, under certain circumstances, to indemnify the registrant’s directors, officers and controlling persons against certain liabilities under the Securities Act of 1933, as amended, or the Securities Act.

Item 15. Recent Sales of Unregistered Securities.

In the three years preceding the filing of this Registration Statement, the registrant has not issued any securities that were not registered under the Securities Act, except for the issuance of 100 shares of the registrant’s common stock to National Americas Holdings LLC for aggregate consideration of $100 upon the registrant’s formation in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act. Prior to the completion of this offering, the registrant will issue                 shares of common stock to National Americas Holdings LLC in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act as consideration in connection with the Formation Transactions described in the prospectus filed with this Registration Statement.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits: The following exhibits are filed as part of this Registration Statement:

Number	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated Bylaws*

4.1	Form of Common Stock Certificate*

4.2	Form of Stockholder Agreement*

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Form of Transitional Services Agreement*

10.2	Form of Registration Rights Agreement*

10.3	Employment Agreement, dated January 16, 2014, between Great Western Bank and Kenneth Karels*

10.4	Secondment Letter, dated November 8, 2012, between National Australia Bank Limited and Peter Chapman*

10.5	Secondment Letter, dated August 5, 2010, between National Australia Bank Limited and Stephen Ulenberg, as amended by the letter dated December 23, 2013*

21.1	Subsidiaries of Great Western Bancorp, Inc.*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)*

*	To be filed by amendment.

(b) Consolidated Financial Statement Schedules: All schedules are omitted because the required information is inapplicable or the information is presented in the consolidated financial statements and the related notes.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(a) to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser;

(b) that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue;

(c) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(d) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sioux Falls, South Dakota, on                     , 2014.

Great Western Bancorp, Inc.

By:

Name:	Ken Karels
Title:	President and Chief Executive Officer

POWERS OF ATTORNEY

The undersigned directors and officers do hereby constitute and appoint Ken Karels and Peter Chapman and either of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, or the Act, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities indicated on the             day of                     , 2014:

Signature	Title

Ken Karels	President, Chief Executive Officer and Director (Principal Executive Officer)

Richard Rauchenberger	Director

Peter Chapman	Chief Financial Officer and Executive Vice President (Principal Financial Officer and Principal Accounting Officer)

INDEX TO EXHIBITS

Number	Description

1.1	Form of Underwriting Agreement*

3.1	Amended and Restated Certificate of Incorporation*

3.2	Amended and Restated Bylaws*

4.1	Form of Common Stock Certificate*

4.2	Form of Stockholder Agreement*

5.1	Opinion of Sullivan & Cromwell LLP*

10.1	Form of Transitional Services Agreement*

10.2	Form of Registration Rights Agreement*

10.3	Employment Agreement, dated January 16, 2014, between Great Western Bank and Kenneth Karels*

10.4	Secondment Letter, dated November 8, 2012, between National Australia Bank Limited and Peter Chapman*

10.5	Secondment Letter, dated August 5, 2010, between National Australia Bank Limited and Stephen Ulenberg, as amended by the letter dated December 23, 2013*

21.1	Subsidiaries of Great Western Bancorp, Inc.*

23.1	Consent of Ernst & Young LLP*

23.2	Consent of Sullivan & Cromwell LLP (contained in Exhibit 5.1)*

*	To be filed by amendment.